THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-98239



                 SUBJECT TO COMPLETION DATED SEPTEMBER 13, 2002

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 3, 2002)

                                 [SCOTTS LOGO]

                                4,500,000 SHARES

                               THE SCOTTS COMPANY
                                 COMMON SHARES
                          $                  PER SHARE
                               ------------------

     We are offering 4,162,500 common shares, and the selling shareholder named in this prospectus supplement is offering 337,500 common shares. We will not receive any proceeds from the sale of the shares by the selling shareholder. We have granted the underwriters an option to purchase up to 675,000 additional common shares to cover over-allotments.

     Our common shares are listed on The New York Stock Exchange under the symbol "SMG." The last sale reported price of our common shares on The New York Stock Exchange on September 11, 2002, was $48.53.

     INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT AND "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.
                               ------------------

                                                              PER SHARE         TOTAL
                                                              ----------      ----------
Public Offering Price                                         $               $
Underwriting Discount                                         $               $
Proceeds to the Company (before expenses)                     $               $
Proceeds to the Selling Shareholder (before expenses)         $               $

     The underwriters expect to deliver the shares to purchasers on or about
          , 2002.
                               ------------------

                          Joint Book-Running Managers

SALOMON SMITH BARNEY                                                    JPMORGAN
                               ------------------
BANC OF AMERICA SECURITIES LLC                        CREDIT SUISSE FIRST BOSTON
               , 2002

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. NEITHER WE NOR THE SELLING SHAREHOLDER HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. NEITHER WE NOR THE SELLING SHAREHOLDER IS MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ONLY ACCURATE AS OF THEIR RESPECTIVE DATES.
                               ------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
                       PROSPECTUS SUPPLEMENT
Forward-Looking Statements..................................   S-ii
Industry Data...............................................   S-ii
Summary.....................................................    S-1
Risk Factors................................................    S-7
Use of Proceeds.............................................    S-8
Price Range of Common Shares and Dividend Policy............    S-8
Capitalization..............................................    S-9
Selected Consolidated Financial Data........................   S-10
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   S-12
Business....................................................   S-28
Management..................................................   S-41
Certain Relationships.......................................   S-44
Selling Shareholder.........................................   S-45
Certain U.S. Tax Considerations of Non-U.S. Holders.........   S-46
Underwriting................................................   S-48
Legal Matters...............................................   S-50
Incorporation by Reference..................................   S-50
Where You Can Find More Information.........................   S-50
Index to Consolidated Financial Statements..................    F-1

                            PROSPECTUS
Forward-Looking Statements..................................      i
Summary.....................................................      1
Risk Factors................................................      3
The Scotts Company..........................................      7
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Share Dividends...............      8
Use of Proceeds.............................................      8
Dividend Policy.............................................      8
Description of Debt Securities..............................      8
Description of Capital Stock................................     16
Description of Warrants.....................................     17
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................     18
Selling Shareholders........................................     20
Plan of Distribution........................................     21
Legal Matters...............................................     22
Experts.....................................................     22
Incorporation by Reference..................................     22
Where You Can Find More Information.........................     23

                             ---------------------

     The Scotts Company is an Ohio corporation. Our principal executive offices are located at 14111 Scottslawn Road, Marysville, Ohio 43041, and our telephone number at that address is (937) 644-0011. Our website address is http://www.scotts.com. The information on our website is not part of this prospectus supplement or the accompanying prospectus.

     Roundup(R) is a registered trademark of Monsanto Technology LLC (an affiliate of Monsanto Company). Unless otherwise indicated, all other trademarks, service marks or brand names appearing in this prospectus supplement and the accompanying prospectus are the property of Scotts.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement includes, and incorporates by reference, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, in particular, the statements about our plans, strategies and prospects. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from the forward-looking statements we make in, or incorporate by reference into, this prospectus supplement are set forth under the caption "Risk Factors" and elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference herein. All forward-looking statements are expressly qualified in their entirety by those cautionary statements.

                                 INDUSTRY DATA

     In this prospectus supplement, we rely on and refer to information regarding the lawn and garden market and its segments in the United States provided by Triad Systems Corporation market research reports covering the period from January 2001 through June 2002 and, with regard to other market share data, other publicly available sources, as well as point-of-sale information from our retail customers. Although we believe this information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it. Wal*Mart, one of our largest customers, stopped reporting sales data to Triad in July 2001. Triad independently projected Wal*Mart sales data for the period August 2001 through October 2001. Therefore, market share data for periods after October 2001 exclude Wal*Mart.

                                    SUMMARY

     The following summary is qualified in its entirety by and should be read together with the more detailed information and audited consolidated financial statements and their notes contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Because this is only a summary, it may not contain all of the information important to you or that you should consider before making an investment decision. Therefore, we urge you to read this prospectus supplement, the accompanying prospectus and the documents to which we have referred you. Unless the context otherwise requires, "Scotts," "we," "us," "our" and similar terms refer to The Scotts Company and its subsidiaries.

                               THE SCOTTS COMPANY

     The Scotts Company, an Ohio corporation, traces its heritage back to a company founded by O.M. Scott in Marysville, Ohio in 1868. In the mid 1900's, we became widely known for the innovation and development of quality lawn fertilizers and grass seeds that led to the creation of a new industry - consumer lawn care. Today, the Scotts(R), Miracle-Gro(R), Ortho(R) and Roundup(R) brands make us one of the most widely recognized companies in lawn and garden care in the United States. For our fiscal year ended September 30, 2001, revenues, net income and adjusted EBITDA (as defined herein) were $1.7 billion, $15.5 million and $255.7 million, respectively. For the nine months ended June 29, 2002, revenues, net income and adjusted EBITDA were $1.5 billion, $95.2 million and $279.3 million, respectively, compared to $1.5 billion, $78.9 million and $270.9 million, respectively, for the nine months ended June 30, 2001.

     In the 1990's, we significantly expanded our product offering by acquiring two additional leading brands in the U.S. consumer lawn and garden industry. In fiscal 1995, through a merger, we acquired the Miracle-Gro(R) brand, the industry leader in water-soluble garden plant foods. In fiscal 1999, we acquired the Ortho(R) brand and exclusive rights to market the consumer Roundup(R) brand, thereby adding industry-leading pesticides and herbicides to our controls portfolio. We are among the most widely recognized marketers and manufacturers of products for lawns, gardens and professional horticulture, and we are rapidly expanding into the lawn care service industry through our Scotts LawnService(R) business. We believe that our market leadership is driven by our leading brands, consumer-focused advertising, superior product performance and the strength of our extensive relationships with major U.S. retailers in our categories.

     In 1997, our presence in Europe expanded with the acquisition of several established brands. We now have a strong presence in the consumer lawn and garden business in the United Kingdom, France and Germany, and expect to increase our share in these markets through consumer-focused marketing, a model we have successfully followed in the United States. We also have a presence in the remaining European countries, Australia, the Far East, Latin America and South America.

COMPETITIVE STRENGTHS

     - Strong Brand Portfolio. We are the world's largest marketer of consumer lawn and garden fertilizer, controls and value-added growing media products. We have been able to achieve this market-leading position through a combination of internal growth, driven by product line extensions and award-winning advertising campaigns, and acquisitions. The following table shows our portfolio of consumer brands that we believe hold the leading market share position in their respective U.S. markets:

                               MARKET SHARE*
                               -------------
      CATEGORY                 1998     2002     LEADING BRANDS
      --------                 ----     ----     --------------
      Lawns..................   56%      63%     Scotts(R)
      Gardens................   55%      60%     Miracle-Gro(R); Osmocote(R)
      Growing media..........   46%      71%     Miracle-Gro(R); Scotts(R); Hyponex(R)
      Grass seed.............   23%      49%     Scotts(R)
      Controls...............   41%      46%     Ortho(R) (owned since Jan. 1999);
                                                 Roundup(R) (marketed since Sept. 1998)

      ---------------------

      * Based on Triad Systems market research reports for 1998 and January 2002 through June 2002.

      In addition, we have the following significant brands in Europe, which vary from country to country: Miracle-Gro(R) plant fertilizers, Weedol(R) and Pathclear(R) herbicides, EverGreen(R) lawn fertilizer and Levington(R) growing media in the United Kingdom; KB(R) and Fertiligene(R) in France; Celaflor(R), Nexa-Lotte(R) and Substral(R) in Germany and Austria; and ASEF(R), KB(R) and Substral(R) in the Benelux countries.

     - Diverse Product Offering. Through new product introductions, product line extensions, acquisitions and licensing agreements, we have broadened our product portfolio, so that we offer leading products across all four major categories including lawn care, garden care, growing media and controls. We also provide residential lawn care, tree and shrub care and perimeter pest control services through our Scotts LawnService(R). With a broad portfolio of products and services, we have increased our geographic presence, improved our earnings and are well positioned to meet consumers' lawn and garden needs.

     - Proven Brand Leverage Capability. We have demonstrated success in leveraging the power of our brands through introduction of new products and product line extensions. For example, in Growing Media, we introduced Miracle-Gro(R) Potting Mix, Miracle-Gro(R) Garden Soil and Scotts(R) Lawn Soil(TM), thereby creating a value-added product in what was once a commodity category. By leveraging our brands, the Growing Media business is now second to our Lawn's business in profitability. Introduced in 1997, Miracle-Gro(R) Potting Mix alone has recently surpassed $100 million in annual revenues.

     - Strong Relationships with Key U.S. Retailers. We believe that our leading brands and our industry-leading media advertising make our products "traffic builders" at the retail locations. This, in addition to our position as the leading nationwide supplier of a full line of consumer lawn and garden products, gives us an advantage in selling to retailers, who value the efficiency of dealing with a limited number of suppliers. We are the largest vendor to the lawn and garden departments at Home Depot, Wal*Mart, Lowe's, Kmart and the hardware co-ops (e.g., Ace Hardware Corporation, TruServ Corporation and Do It Best Corp.), and we have business development teams in place at each of these retailers to work with their buyers and supply chain management to maximize mutual sales opportunities and efficient distribution of products. In addition, we serve as the lawn and garden category manager for Wal*Mart and Kmart. In fiscal 2001, in order to help meet the changing needs of our key customers and efficiently operate our business, we completed implementation of an enterprise resource planning (or ERP) software system in North America and realigned our sales force with our "one face to the customer" initiative.

     - Supply Chain Expertise. In North America, over the past several years, we have focused on building world-class manufacturing and distribution capabilities and expertise to handle the seasonal demands of our business. We have invested, and continue to invest, in systems to allow us to better capture and analyze supply chain information, which has permitted the incorporation of supply chain related metrics into our key business and incentive measures. For instance, in fiscal 2001, we completed the implementation of an ERP system for our North American businesses at a cost of approximately $55 million. In addition, we have invested over $100 million over the past three years to upgrade our North American manufacturing facilities. This level of investment and focus has allowed us to develop what we believe is a significant competitive advantage in serving our retail customers and to improve our customer service rates. This, coupled with shipments more closely tied to actual consumer purchases, has allowed our customers to increase inventory turns and reduce average inventory levels. Further, the investments in our production facilities have enhanced our manufacturing flexibility, allowing us to increase our inventory turns and reduce our average inventory levels as well.

     - Experienced and Incentivized Management Team. Our senior management team has significant experience in the lawn and garden industry. Additionally, as of August 30, 2002, our chief executive officer, together with his family, collectively beneficially owned, with the other executive officers and directors, more than 39% of our common shares (or more than 33% after giving effect to this offering).

BUSINESS STRATEGY

     - Enhance Market Leadership Through Consumer-focused Brand Management. We intend to continue to execute our successful push-pull marketing strategy to strengthen our leading market positions. For example, in fiscal 2001, we spent over $73 million in advertising in North America alone, and we have begun to leverage the current media market for more targeted exposure to the key consumer audience primarily through prime time television spots with a focus on Scotts' product superiority. We believe this approach to marketing, which balances consumer-directed, pull advertising with retailer-oriented promotions, builds brand awareness and drives product sales growth. In North America, we have grown sales, increased market share and expanded the lawn and garden category over the past five years through successful execution of this strategy for our four principal brands -- Scotts(R), Miracle-Gro(R), Ortho(R) and Roundup(R).

     - Increase Sales by Growing the Overall Consumer Lawn and Garden Market. Our strategy is to grow the overall consumer lawn and garden category and to capture substantially all of this growth. In recent years, we have increased consumer advertising, expanded our range of products while reducing our number of product listings (or SKUs), enhanced product packaging and emphasized multiple fertilizer applications to drive category growth. For example, in 2001, we introduced Turf Builder(R) Grass Seed, which, according to Triad Systems data, helped increase the category by 12% and increase our market share by 19%. Moreover, we believe that the lawn and garden market should experience growth due to favorable demographic trends. Based on industry sources, people between the ages of 45-64 are more likely to engage in gardening, and census data indicates this age group is the fastest growing segment of the U.S. population. Overall, gardening is the third most popular leisure activity in the U.S.

     - Pursue Attractive Growth Initiatives. We believe that the power of our portfolio of brands provides us with significant opportunities to extend our business to new products and channels. To further pursue these opportunities, we recently announced the creation of a new Business Development Group within North America. This group's focus is on extending our brands into adjacent consumer lawn and garden categories that are currently not characterized by branded, value-added products, and exploiting underdeveloped sales channels, such as grocery and drug stores. In addition, it will seek to improve our business with independent retailers through a combination of tailored programs and unique products or packaging.

     - Expand our Lawn Service Business. The number of lawn owners who want lawn care but do not want to do it themselves represents a significant portion of the total market. We have recognized that our Scotts(R) brand provides us with a unique ability to extend our brands into the lawn service business. We believe that the strength of our Scotts(R) brand provides us with a significant competitive advantage in acquiring new customers and have spent the past several years developing our business model to exploit this advantage. The business is now growing significantly, with sales of $45 million for the first nine months of fiscal 2002 (an 83% increase over the same period in the prior year). We expect to continue our aggressive growth strategy for the business to expand both sales and profits which, given the high margins enjoyed by this business, should enhance our overall profitability.

     - Improve Our Return on Invested Capital. Entering fiscal 2001, we began a company-wide initiative to improve our return on the capital invested in the business (or ROIC). We have enhanced, and expect to continue to enhance, our ROIC by significantly increasing the operating profitability of our business through supply chain cost reductions, tight control of selling, general and administrative costs and pursuit of higher-margin businesses such as our Scotts LawnService(R) business. We have also improved our ROIC through increased focus on managing our balance sheet, particularly working capital, which has increased operating cash flows and reduced indebtedness.

                                  THE OFFERING

Common Shares Offered by the
 Company......................   4,162,500 shares

Common Shares Offered by the
Selling  Shareholder..........   337,500 shares

Common Shares to be
Outstanding  After this
Offering......................   34,421,530 shares

Use of Proceeds...............   The proceeds from the sale of common shares by
                                 Scotts, after underwriting discounts and commissions, will be used to repay term indebtedness under our credit facility (without any corresponding reduction in our revolving credit commitment thereunder) and for other general corporate purposes, including mergers, acquisitions and other strategic investments and capital expenditures. We will not receive any proceeds from the sale of common shares by the selling shareholder.

New York Stock Exchange
Symbol........................   SMG

Risk Factors..................   We urge you to read and carefully consider,
                                 along with the other information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus, the risk factors beginning on page S-7 of this prospectus supplement and page 3 of the accompanying prospectus for a discussion of factors you should consider before acquiring common shares.

     The number of common shares to be outstanding immediately after this offering is based on 30,259,030 shares outstanding as of August 30, 2002. This number of common shares excludes common shares issuable upon exercise of outstanding stock options and shares reserved for future grants under our stock incentive plans, as well as 1,792,608 common shares subject to outstanding warrants. As of August 30, 2002, there were:

     - 4,211,535 common shares issuable upon exercise of outstanding stock options, at a weighted average exercise price of $31.24 per share, and

     - 383,100 common shares reserved for future grants under our stock incentive plans.

     Unless otherwise specified, the information contained in this prospectus supplement assumes no exercise of the underwriters' over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated operating and balance sheet data for, and as of the end of, each of the fiscal years in the three year period ended September 30, 2001, have been derived from our audited consolidated financial statements, and for, and as of the end of, each of the nine month periods ended June 30, 2001 and June 29, 2002, have been derived from our unaudited consolidated financial statements. The following other financial data have been derived from our audited and unaudited consolidated financial statements and accounting records for the respective periods. You should read the following information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data" and our consolidated financial statements and related notes, which are included in, or incorporated by reference into, this prospectus supplement.

                                                                                        FOR THE
                                                                                   NINE MONTHS ENDED
                                           FOR THE YEAR ENDED SEPTEMBER 30,    -------------------------
                                           ---------------------------------    JUNE 30,      JUNE 29,
                                             1999        2000        2001         2001          2002
                                           ---------   ---------   ---------   -----------   -----------
                                                                               (UNAUDITED)   (UNAUDITED)
                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales(1).............................  $1,550.6    $1,655.4    $1,696.6     $1,459.1      $1,457.3
Gross profit(1)..........................     563.3       603.0       597.2(2)     541.6(2)      541.6(2)
Roundup(R) marketing agreement(3):
  Gross commission.......................      30.3        39.2        39.1         37.2          30.8
  Contribution expenses(4)...............       1.6         9.9        18.3         13.8          17.5
                                           --------    --------    --------     --------      --------
  Net commission.........................      28.7        29.3        20.8         23.4          13.3
Advertising(1)(5)........................      87.0        89.0        89.9         77.2          68.6
Selling, general and administrative(1)...     285.5       312.0       324.1        253.3         245.9
Restructuring and other charges..........       1.4          --        68.4         15.1           1.8
Amortization of goodwill and other
  intangibles............................      25.6        27.1        27.7         21.1           3.8
Other income, net........................      (3.6)       (6.0)       (8.5)        (8.6)         (8.9)
                                           --------    --------    --------     --------      --------
Income from operations...................     196.1       210.2       116.4        206.9         243.7
Interest expense(6)......................      79.1        93.9        87.7         69.7          58.8
                                           --------    --------    --------     --------      --------
Income before income taxes...............     117.0       116.3        28.7        137.2         184.9
Income taxes.............................      47.9        43.2        13.2         58.3          71.2
                                           --------    --------    --------     --------      --------
Income before cumulative effect of
  accounting change(7)...................      63.2        73.1        15.5         78.9         113.7
Cumulative effect of accounting change
  for intangible assets, net of tax......        --          --          --           --        (18.5)
                                           --------    --------    --------     --------      --------
Net income(7)............................  $   63.2    $   73.1    $   15.5     $   78.9      $   95.2
                                           ========    ========    ========     ========      ========
Basic earnings per share(8)(9)...........  $   2.93    $   2.39    $   0.55     $   2.79      $3.27(10)
Diluted earnings per share(9)(11)........      2.08        2.25        0.51         2.61       3.01(12)
Common shares used in basic earnings per
  share calculation......................      18.3        27.9        28.4         28.3          29.1
Common shares and potential common shares
  used in diluted earnings per share
  calculation............................      30.5        29.6        30.4         30.3          31.6

OTHER FINANCIAL DATA:
Adjusted EBITDA(13)......................  $  253.7    $  271.2    $  255.7     $  270.9      $  279.3
Depreciation.............................      29.0        29.0        32.6         24.4          26.0
Capital expenditures.....................      66.7        72.5        63.4         36.2          33.9

                                                                   AT
                                                              JUNE 29, 2002
BALANCE SHEET DATA:                                           -------------
Working capital.............................................    $  321.2
Total assets................................................     2,070.1
Total debt..................................................       836.0
Total shareholders' equity..................................       621.8

---------------

 (1) For fiscal 2002, we adopted an accounting policy that requires that certain consideration from a vendor to a retailer be classified as a reduction in sales. Like many other companies, we have historically classified these as advertising and promotion costs. The information for all periods presented reflects this new method of presentation. The amounts reclassified for the fiscal years ended September 30, 1999, 2000 and 2001 and for the nine month period ended June 30, 2001 are as follows:

                                                             FOR THE YEAR ENDED           FOR THE
                                                               SEPTEMBER 30,         NINE MONTHS ENDED
                                                          ------------------------       JUNE 30,
                                                           1999     2000     2001          2001
                                                          ------   ------   ------   -----------------
         Net sales......................................  $(51.9)  $(53.6)  $(51.1)       $(40.3)
         Gross profit...................................   (51.9)   (55.5)   (54.2)        (42.8)
         Advertising....................................   (56.2)   (64.8)   (61.1)        (50.6)
         Selling, general and administrative............     4.3      9.3      6.9           7.8

 (2) Includes $7.3 million of restructuring and other charges for the year ended September 30, 2001, $0.9 million for the nine months ended June 30, 2001 and $1.5 million for the nine months ended June 29, 2002.

 (3) Reflects commissions received and contribution expenses paid under the marketing agreement with Monsanto relating to the marketing and distribution of consumer Roundup(R) products in the United States and other countries around the world. For more information, see "Business -- Roundup(R) Marketing Agreement" elsewhere in this prospectus supplement.

 (4) Includes amortization expense associated with the amortization of the $32 million marketing fee under the Roundup(R) marketing agreement of $1.6 million, $4.9 million and $3.3 million for 1999, 2000 and 2001, respectively, and $2.5 million in each of the nine month periods ended June 30, 2001 and June 29, 2002.

 (5) Advertising represents the cost of Scotts' external media campaign and related fees and expenses.

 (6) Includes amortization of deferred financing costs, interest rate locks and debt discount.

 (7) Includes extraordinary loss of $5.9 million, net of income tax benefit, for fiscal 1999.

 (8) Includes extraordinary loss of $0.32 per share for fiscal 1999.

 (9) Basic and diluted earnings per share would have been as follows if the accounting change for intangible assets adopted in the fiscal year beginning October 1, 2001, had been adopted as of October 1, 1998:

                                                             FOR THE YEAR ENDED          FOR THE
                                                                SEPTEMBER 30,       NINE MONTHS ENDED
                                                            ---------------------       JUNE 30,
                                                            1999    2000    2001          2001
                                                            -----   -----   -----   -----------------
         Income available to common shareholders..........  $68.5(7) $83.4  $32.1         $91.2
         Basic EPS........................................  $3.76(8) $2.98  $1.13         $3.22
         Diluted EPS......................................   2.57(11)  2.81  1.05          3.01

(10) Includes cumulative effect of change in accounting for intangible assets, net of income tax benefit, of $(0.64) per share.

(11) Includes extraordinary loss of $0.19 per share for fiscal 1999.

(12) Includes cumulative effect of change in accounting for intangible assets, net of income tax benefit, of $(0.59) per share.

(13) Adjusted EBITDA is defined as income from operations, plus restructuring and other charges, depreciation and amortization. Adjusted EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. Adjusted EBITDA is included in this prospectus supplement because it is a basis upon which Scotts' management assesses financial performance. While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

                                  RISK FACTORS

     Before you buy any common shares offered by this prospectus supplement, you should be aware that there are various risks, including those described below. You should carefully consider these risks factors together with all of the other information and data included in this prospectus supplement, the accompanying prospectus and in the documents that are incorporated by reference before you decide to acquire any common shares.

THE HAGEDORN PARTNERSHIP, L.P., HAS SIGNIFICANT SHARE OWNERSHIP, AND ITS INTERESTS MAY NOT ALIGN WITH OTHER SHAREHOLDERS IN THE FUTURE.

     After this offering, the Hagedorn Partnership will beneficially own approximately 32.2% of our outstanding common shares, or 31.6% of our outstanding common shares if the underwriters exercise their over-allotment option in full, and will continue to have sufficient voting power to significantly influence the election of directors and other actions requiring the approval of our shareholders. We cannot assure you that, with respect to any particular matter, the interests of the Hagedorn Partnership will coincide with the interests of other holders of our common shares.

FUTURE SALES OF OUR COMMON SHARES COULD DEPRESS THE MARKET PRICE OF OUR COMMON SHARES.

     The market price of our common shares could decline as a result of sales of a large number of common shares in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

     There are 30,259,030 common shares outstanding as of August 30, 2002. The 4,500,000 common shares sold in this offering (5,175,000 common shares if the underwriters exercise their over-allotment option in full) will be freely tradable.

     Following this offering, the Hagedorn Partnership, L.P. will beneficially own 11,666,439 common shares. The Hagedorn Partnership will be able to sell its common shares in the public market from time to time, subject to certain limitations on timing, amount and method of those sales imposed by SEC regulations. The Hagedorn Partnership and the underwriters have agreed to a "lock-up" period, meaning that the Hagedorn Partnership may not sell any of its shares without the prior consent of Salomon Smith Barney Inc. and J.P. Morgan Securities Inc. for 90 days after the date of this prospectus supplement. Salomon Smith Barney and J.P. Morgan Securities Inc. may, however, without notice, release all or any portion of the shares from the restrictions in the lock-up agreement. The Hagedorn Partnership has the right to cause us to register the sale of common shares owned by it and to include its shares in future registration statements relating to our securities. If the Hagedorn Partnership were to sell a large number of its shares, the market price of our common shares could decline significantly. In addition, the perception in the public market that sales by the Hagedorn Partnership might occur could also adversely affect the market price of our common shares.

     In the future, we may issue securities in connection with investments. The amount of our common shares issued in connection with an investment could constitute a material portion of our then outstanding common shares. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

OUR ARTICLES OF INCORPORATION AND CODE OF REGULATIONS, AS WELL AS APPLICABLE OHIO LAW, INCLUDE PROVISIONS THAT MAY DISCOURAGE A TAKEOVER ATTEMPT.

     Provisions contained in our articles of incorporation and code of regulations and the laws of Ohio, the state in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Provisions of our articles of incorporation and code of regulations impose various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions. For example, an affirmative vote of the holders of two-thirds of the voting shares of our company is required for the adoption of an agreement of merger or consolidation of our company, and our shareholders do not have the right to vote cumulatively in the election of directors. In addition, we have a staggered board of directors with three classes of directors. These provisions could limit the price that certain investors might be willing to pay in the future for our common shares and may have the effect of delaying or preventing a change in control.

                                USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the common shares to repay outstanding indebtedness under our credit facility (without any corresponding reduction in our revolving credit commitment thereunder), and for other general corporate purposes, including mergers, acquisitions and other strategic investments and capital expenditures. We will not receive any of the proceeds from the sale of common shares by the selling shareholder. Our revolving credit facility commitment matures on June 30, 2005, and our two term facilities mature on June 30, 2005 and December 31, 2007, respectively. Our credit facility bore interest at a weighted average rate of 6.82% as of June 29, 2002.

                PRICE RANGE OF COMMON SHARES AND DIVIDEND POLICY

     Our common shares trade on the New York Stock Exchange under the symbol "SMG." On September 11, 2002, the closing price of our common shares as reported on the New York Stock Exchange was $48.53. As of August 30, 2002, there were approximately 9,500 shareholders including holders of record and our estimate of beneficial holders.

                                                               SALES PRICES
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
YEAR ENDED SEPTEMBER 30, 2000
First Quarter...............................................  $41.25   $35.25
Second Quarter..............................................   42.00    29.44
Third Quarter...............................................   41.50    32.69
Fourth Quarter..............................................   37.50    31.00
YEAR ENDED SEPTEMBER 30, 2001
First Quarter...............................................  $38.13   $28.88
Second Quarter..............................................   43.07    36.63
Third Quarter...............................................   47.10    36.13
Fourth Quarter..............................................   42.02    33.32
YEAR ENDING SEPTEMBER 30, 2002
First Quarter...............................................  $47.30   $34.45
Second Quarter..............................................   48.99    43.47
Third Quarter...............................................   50.35    42.39
Fourth Quarter (through September 11, 2002).................   49.39    35.43

     We have not paid dividends on the common shares in the past and do not presently plan to pay dividends on the common shares. It is presently anticipated that earnings will be retained and reinvested to support the growth of our business. The payment of any future dividends on common shares will be determined by the board of directors of Scotts in light of conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors.

                                 CAPITALIZATION

     The following table sets forth, as of June 29, 2002, (1) our capitalization on an actual basis and (2) our capitalization as adjusted for the issuance of 499,310 common shares pursuant to warrant exercises in August 2002 and for the offering of common shares by us contemplated by this prospectus supplement and the use of proceeds therefrom (after deducting underwriting discounts and commissions and expenses associated with this offering). You should read the information set forth in this table in conjunction with our consolidated financial statements and the related notes thereto and other financial data contained elsewhere or incorporated by reference in this prospectus supplement.

                                                                    JUNE 29, 2002
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   -----------
(IN MILLIONS)                                                        (UNAUDITED)
Debt (including current portion):
     Credit facility:
       Revolving credit facility............................   $    0.3      $    0.3
       Term loans...........................................      383.4         191.3
     8.625% senior subordinated notes(1)....................      391.5         391.5
     Other debt(2)..........................................       60.8          60.8
                                                               --------      --------
          Total debt........................................      836.0         643.9
                                                               --------      --------
Shareholders' equity:
     Preferred shares, without par value, none issued and
       outstanding..........................................         --            --
     Common shares, without par value, $.01 stated
       value -- 100.0 shares authorized, 29.6 shares issued
       and outstanding, actual, 34.3 shares issued and
       outstanding, as adjusted.............................        0.3           0.3
     Capital in excess of par...............................      402.0         594.1
     Retained earnings......................................      307.5         307.5
     Treasury stock, 1.7 shares, at cost....................      (54.6)        (54.6)
     Accumulated and other comprehensive loss...............      (33.4)        (33.4)
                                                               --------      --------
          Total shareholders' equity........................      621.8         813.9
                                                               --------
          Total capitalization..............................   $1,457.8      $1,457.8
                                                               ========      ========

---------------

(1) Amounts are net of the unamortized balance of $8.5 million relating to interest rate lock contracts which were settled in 1998 at a total cost of $12.9 million.

(2) Includes $38.7 million of notes due to sellers, $10.7 million of foreign bank borrowings and terms loans and $11.4 million of capital lease obligations.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     We have derived the historical financial data included in the table for, and as of the end of, each of the fiscal years in the five-year period ended September 30, 2001, from our audited consolidated financial statements. The historical financial data for the nine months ended June 30, 2001 and June 29, 2002, have been derived from our unaudited consolidated financial statements. The following other financial data have been derived from our audited and unaudited consolidated financial statements and accounting records for the respective periods. In the opinion of our management, the unaudited consolidated financial data presented below provides all adjustments necessary for a fair presentation of the results of operations for the periods specified. Such results, however, are not necessarily indicative of the results that may be expected for the full fiscal year. You should read the following information in conjunction with our consolidated financial statements and the notes thereto, and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this prospectus supplement.

                                                                                                         FOR THE
                                                                                                    NINE MONTHS ENDED
                                                    FOR THE YEAR ENDED SEPTEMBER 30,            -------------------------
                                           --------------------------------------------------    JUNE 30,      JUNE 29,
                                            1997      1998       1999       2000       2001        2001          2002
                                           ------   --------   --------   --------   --------   -----------   -----------
                                                                                                (UNAUDITED)   (UNAUDITED)
                                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales(1)...........................  $857.8   $1,066.0   $1,550.6   $1,655.4   $1,696.6    $1,459.1      $1,457.3
  Gross profit(1)........................   284.2      351.0(2)    563.3     603.0      597.2(2)     541.6(2)     541.6(2)
  Roundup(R) marketing agreement(3):
  Gross commission.......................    --         --         30.3       39.2       39.1        37.2          30.8
  Contribution expenses(4)...............    --         --          1.6        9.9       18.3        13.8          17.5
                                           ------   --------   --------   --------   --------    --------      --------
  Net commission.........................    --         --         28.7       29.3       20.8        23.4          13.3
  Advertising(1)(5)......................    42.4       57.4       87.0       89.0       89.9        77.2          68.6
  Selling, general and
    administrative(1)....................   131.6      169.9(6)    285.5     312.0      324.1       253.3         245.9
  Restructuring and other charges........    --         15.4        1.4       --         68.4        15.1           1.8
  Amortization of goodwill and other
    intangibles..........................    10.2       12.9       25.6       27.1       27.7        21.1           3.8
  Other expense (income), net............     5.2        1.3      (3.6)      (6.0)      (8.5)        (8.6)         (8.9)
                                           ------   --------   --------   --------   --------    --------      --------
  Income from operations.................    94.8       94.1      196.1      210.2      116.4       206.9         243.7
  Interest expense(7)....................    25.2       32.2       79.1       93.9       87.7        69.7          58.8
                                           ------   --------   --------   --------   --------    --------      --------
  Income before income taxes.............    69.6       61.9      117.0      116.3       28.7       137.2         184.9
  Income taxes...........................    30.1       24.9       47.9       43.2       13.2        58.3          71.2
                                           ------   --------   --------   --------   --------    --------      --------
  Income before cumulative effect of
    accounting change(8).................    39.5       36.3       63.2       73.1       15.5        78.9         113.7
  Cumulative effect of accounting change
    for intangible assets, net of tax....    --         --         --         --         --          --           (18.5)
                                           ------   --------   --------   --------   --------    --------      --------
  Net income(8)..........................  $ 39.5   $   36.3   $   63.2   $   73.1   $   15.5    $   78.9      $   95.2
                                           ======   ========   ========   ========   ========    ========      ========
Dividends on convertible preferred
  stock..................................     9.8        9.8        9.7        6.4       --          --            --
                                           ------   --------   --------   --------   --------    --------      --------
Income applicable to common
  shareholders...........................  $ 29.7   $   26.5   $   53.5   $   66.7   $   15.5    $   78.9      $   95.2
                                           ======   ========   ========   ========   ========    ========      ========
Basic earnings per common share(9).......  $1.60     $1.42(10)  $2.93(10)  $2.39      $0.55       $2.79         $3.27  (11)
Diluted earnings per common share(9).....  1.35       1.20(12)   2.08(12)   2.25       0.51        2.61          3.01  (13)
Common shares used in basic earnings per
  share calculation......................    18.6       18.7       18.3       27.9       28.4        28.3          29.1
Common shares and potential shares used
  in diluted earnings per share
  calculation............................    29.3       30.3       30.5       29.6       30.4        30.3          31.6
OTHER FINANCIAL AND OPERATING DATA:
Cash flows from operating activities.....  $121.1   $   71.0   $   78.2   $  171.5   $   65.7    $   65.5      $  152.0
Cash flows from investing activities.....  (72.5)    (192.1)    (571.6)     (89.5)    (101.0)       (70.7)        (66.6)
Cash flows from financing activities.....  (46.2)      118.4      513.9     (78.2)       21.4        45.7         (29.8)
Adjusted EBITDA(14)......................   121.6      149.0      253.7      271.2      255.7       270.9         279.3
Depreciation.............................    16.6       21.6       29.0       29.0       32.6        24.4          26.0
Capital expenditures.....................    28.6       41.3       66.7       72.5       63.4        36.2          33.9
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital..........................  $146.5   $  135.3   $  274.8   $  234.1   $  249.1    $  332.2      $  321.2
Total assets.............................   787.6    1,035.2    1,769.6    1,761.4    1,843.0     2,003.9       2,070.1
Total debt...............................   221.3      372.5      950.0      862.8      887.8       896.7         836.0
Shareholders' equity.....................   389.2      403.9      443.3      477.9      506.2       566.6         621.8

---------------

 (1) For fiscal 2002, we adopted an accounting policy that requires that certain consideration from a vendor to a retailer be classified as a reduction in sales. Like may other companies, we have historically classified these as advertising and promotion costs. The information for all periods presented reflects this new method of presentation. The amounts reclassified as a result of adopting this new accounting policy are as follows:

                                              FOR THE YEAR ENDED SEPTEMBER 30,             FOR THE
                                         ------------------------------------------   NINE MONTHS ENDED
                                          1997     1998     1999     2000     2001      JUNE 30, 2001
                                         ------   ------   ------   ------   ------   -----------------
         Net sales.....................  $(13.9)  $(17.3)  $(51.9)  $(53.6)  $(51.1)       $(40.3)
         Gross profit..................   (13.9)   (17.3)   (51.9)   (55.5)   (54.2)        (42.8)
         Advertising...................   (13.9)   (17.3)   (56.2)   (64.8)   (61.1)        (50.6)
         Selling, general and
           administrative..............      --       --      4.3      9.3      6.9           7.8

 (2) Includes $2.9 million and $7.3 million of restructuring and other charges in 1998 and 2001, respectively, $0.9 million for the nine month period ended June 30, 2001 and $1.5 million for the nine month period ended June 29, 2002.

 (3) Reflects commissions received and contribution expenses paid under the marketing agreement with Monsanto relating to the marketing and distribution of consumer Roundup(R) products in the United States and other countries around the world. For more information, see "Business -- Roundup(R) Marketing Agreement" elsewhere in this prospectus supplement.

 (4) Includes amortization expense associated with the amortization of the $32 million marketing fee under the Roundup(R) marketing agreement of $1.6 million, $4.9 million and $3.3 million for 1999, 2000 and 2001, respectively, and $2.5 million for each of the nine month periods ended June 30, 2001 and June 29, 2002.

 (5) Advertising represents the cost of Scotts' external media campaign and related fees and expenses.

 (6) Includes $2.1 million of restructuring and other charges.

 (7) Includes amortization of deferred financing costs, interest rate locks and debt discount.

 (8) Includes extraordinary losses of $0.7 million and $5.9 million, net of income tax benefits, for 1998 and 1999, respectively.

 (9) Basic and diluted earnings per share would have been as follows if the accounting change for intangible assets adopted in the fiscal year beginning October 1, 2001, had been adopted as of October 1, 1998:

                                                            FOR THE YEAR ENDED
                                                               SEPTEMBER 30,             FOR THE
                                                          -----------------------   NINE MONTHS ENDED
                                                          1999     2000     2001      JUNE 30, 2001
                                                          -----    -----    -----   -----------------
         Income available to common shareholders........  $68.5(8) $83.4    $32.1         $91.2
         Basic EPS......................................  $3.76(10) $2.98   $1.13         $3.22
         Diluted EPS....................................   2.57(12)  2.81    1.05          3.01

(10) Includes extraordinary losses of $0.04 and $0.32 per share for 1998 and 1999, respectively.

(11) Includes cumulative effect of change in accounting for intangible assets, net of income tax benefit, of $(0.64) per share.

(12) Includes extraordinary losses of $0.02 and $0.19 per share for 1998 and 1999, respectively.

(13) Includes cumulative effect of change in accounting for intangible assets, net of income tax benefit, of $(0.59) per share.

(14) Adjusted EBITDA is defined as income from operations, plus restructuring and other charges, depreciation and amortization. Adjusted EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. Adjusted EBITDA is included in this prospectus supplement because it is a basis upon which Scotts' management assesses financial performance. While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Scotts is a leading manufacturer and marketer of consumer branded products for lawn and garden care and professional horticulture in the United States and Europe. We also have a presence in Australia, the Far East, Latin America and South America. Our operations are divided into four business segments: North American Consumer, Scotts LawnService(R), International Consumer, and Global Professional. The North American Consumer segment includes the Lawns, Gardens, Growing Media, Ortho and Canadian business groups.

     As a leading consumer branded lawn and garden company, we focus on our consumer marketing efforts, including advertising and consumer research, to create demand to pull products through the retail distribution channels. In the past three years, we have spent approximately 5% of our gross sales annually on media advertising to support and promote our products and brands. We have applied this consumer marketing focus for the past several years, and we believe that Scotts receives a significant return on these marketing expenditures. We expect that we will continue to focus our marketing efforts toward the consumer and to make a significant investment in consumer marketing expenditures in the future to drive market share and sales growth.

     Our sales are susceptible to global weather conditions, primarily in North America and Europe. For instance, periods of wet weather can slow fertilizer sales but can create increased demand for pesticide sales. Periods of dry, hot weather can have the opposite effect on fertilizer and pesticide sales. We believe that our past acquisitions have diversified both our product line risk and geographic risk to weather conditions.

     Our operations are also seasonal in nature. In fiscal 2001, net sales by quarter were 8.7%, 42.1%, 35.2% and 14.0% of total year net sales, respectively. Operating losses were reported in the first and fourth quarters of fiscal 2001 while significant profits were recorded for the second and third quarters. The sales trend in fiscal 2002 has followed a somewhat different pattern than our historical experience due to retailer initiatives to reduce their investment in inventory and improve their inventory turns. We believe that this has caused a sales shift from the second quarter to the third and, to a lesser extent, fourth quarters that coincides more closely to when consumers buy our products.

     In fiscal 2001, restructuring and other charges of $75.7 million were recorded for reductions in work force, facility closures, asset writedowns, and other related costs. Certain costs associated with this restructuring initiative, including costs related to the relocation of equipment, personnel and inventory, were not recorded as part of the restructuring costs in 2001. These costs are being recorded as they are incurred in fiscal 2002 as required under generally accepted accounting principles in the United States.

     In fiscal 2001, Scotts adopted accounting policies that required certain amounts payable to customers or consumers related to the purchase of our products to be recorded as a reduction in net sales rather than as advertising and promotion expense (e.g., volume rebates). In fiscal 2002, Scotts adopted EITF-00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products." This standard requires Scotts to record certain of its cooperative advertising expenditures as reductions of net sales rather than as advertising and promotion expense. Results for fiscal 2001 have been reclassified to conform to this new presentation method for these expenses.

     In addition, in fiscal 2002 we adopted Statement of Accounting Standards No. 142, "Goodwill and Other Intangible Assets." This statement eliminates the requirement to amortize indefinite-lived intangible assets and goodwill. It also requires an initial impairment test on all indefinite-lived assets as of the date of adoption of this standard and impairment tests done at least annually thereafter. As a result of adopting the standard as of October 1, 2001, amortization expense for the first three quarters of fiscal 2002 was reduced by approximately $15.9 million. The full year effect in fiscal 2002 is expected to exceed $21.0 million.

     We completed our impairment analysis in the second quarter of 2002, taking into account additional guidance provided by EITF 02-07, "Unit of Measure for Testing Impairment of Indefinite-Lived Intangible

Assets." As a result, a pre-tax impairment charge related to the value of tradenames in our German, French and United Kingdom consumer businesses of $29.8 million was recorded as of October 1, 2001. After taxes, the net charge was $18.5 million. There is no goodwill impairment as of the date of adoption.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The following discussion and analysis of the consolidated results of operations and financial position should be read in conjunction with our Condensed, Consolidated Financial Statements, included elsewhere in this prospectus supplement. Our Annual Report on Form 10-K for the fiscal year ended September 30, 2001, as amended by the Form 8-K/A, filed with the SEC on September 13, 2002, which is incorporated by reference into this prospectus supplement, includes additional information about Scotts, our operations, and our financial position, and should be read in conjunction with this prospectus supplement.

     Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, intangible assets, income taxes, restructuring, environmental matters, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The estimates that we believe are most critical to our reporting of results of operation and financial position are as follows:

     - We continually assess the adequacy of our reserves for uncollectible accounts due from customers. However, future changes in our customers' operating performance and cash flows or in general economic conditions could have an impact on their ability to fully pay these amounts which could have a material impact on our operating results.

     - Reserves for product returns are based upon historical data and current program terms and conditions with our customers. Changes in economic conditions, regulatory actions or defective products could result in actual returns being materially different than the amounts provided for in our interim or annual results of operations.

     - Reserves for excess and obsolete inventory are based on a variety of factors, including product changes and improvements, changes in active ingredient availability and regulatory acceptance, new product introductions and estimated future demand. The adequacy of our reserves could be materially affected by changes in the demand for our products or by regulatory or competitive actions.

     - As described more fully in the notes to the unaudited condensed, consolidated financial statements for the fiscal quarter ended June 29, 2002, we are involved in significant environmental and legal matters which have a high degree of uncertainty associated with them. We continually assess the likely outcomes of these matters and the adequacy of amounts, if any, provided for these matters. There can be no assurance that the ultimate outcomes will not differ materially from our assessment of them. There can also be no assurance that all matters that may be brought against us or that we may bring against other parties are known to us at any point in time.

     Also, as described more fully in the notes to the unaudited condensed, consolidated financial statements, we have not accrued the deferred contribution under the Roundup(R) marketing agreement with Monsanto or the per annum charges thereon. We consider this method of accounting for the contribution payments to be appropriate after consideration of the likely term of the agreement, our ability to terminate the agreement without paying the deferred amounts, and the fact that approximately $18.6 million of the deferred amount is never paid, even if the agreement is not terminated prior to 2018, unless significant earnings targets are exceeded. At June 29, 2002, contribution payments and related per annum charges of approximately $49.2 million had been deferred under the agreement.

RESULTS OF OPERATIONS

     The following table sets forth sales by business segment for the three and nine month periods ended June 30, 2001 and June 29, 2002:

                                                            FOR THE THREE         FOR THE NINE
                                                            MONTHS ENDED          MONTHS ENDED
                                                         -------------------   -------------------
                                                         JUNE 30,   JUNE 29,   JUNE 30,   JUNE 29,
                                                           2001       2002       2001       2002
                                                         --------   --------   --------   --------
North American Consumer:
  Lawns................................................   $134.9     $181.8    $  439.8   $  432.5
  Gardens..............................................     66.7       61.3       136.1      124.9
  Growing Media........................................    145.7      173.5       260.0      288.1
  Ortho(R).............................................     95.4      100.7       192.4      184.1
  Canada...............................................     11.2       11.2        24.8       23.7
  Other................................................      7.0        3.2        20.6        8.4
                                                          ------     ------    --------   --------
     Total.............................................    460.9      531.7     1,073.7    1,061.7
Scotts LawnService(R)..................................     15.2       28.7        24.5       44.8
International Consumer.................................     74.6       82.1       218.6      210.4
Global Professional....................................     47.9       49.7       142.3      140.4
                                                          ------     ------    --------   --------
     Total.............................................   $598.6     $692.2    $1,459.1   $1,457.3
                                                          ======     ======    ========   ========

     The following table sets forth the components of income and expense as a percentage of sales for the three and nine month periods ended June 29, 2002 and June 30, 2001:

                                                              FOR THE THREE         FOR THE NINE
                                                              MONTHS ENDED          MONTHS ENDED
                                                           -------------------   -------------------
                                                           JUNE 30,   JUNE 29,   JUNE 30,   JUNE 29,
                                                             2001       2002       2001       2002
                                                           --------   --------   --------   --------
Net sales................................................   100.0%     100.0%     100.0%     100.0%
Cost of sales............................................    63.4       60.8       62.8       62.7
Restructuring and other charges..........................     0.1        0.1        0.1        0.1
Gross profit.............................................    36.5       39.1       37.1       37.2
Commission earned from marketing agreement, net..........     2.7        2.4        1.6        0.9
Operating expenses:
  Advertising............................................     5.2        4.4        5.3        4.7
  Selling, general and administrative....................    14.1       12.5       17.4       16.9
  Restructuring and other charges........................     2.5        0.1        1.0        0.1
Amortization of goodwill and other intangibles...........     1.1         --        1.4        0.3
Other income, net........................................    (1.0)      (0.7)      (0.6)      (0.6)
                                                            -----      -----      -----      -----
Income from operations...................................    17.2       25.2       14.2       16.7
Interest expense.........................................     3.7        2.7        4.8        4.0
                                                            -----      -----      -----      -----
Income before income taxes and cumulative effect of
  accounting change......................................    13.5       22.5        9.4       12.7
Income taxes.............................................     5.9        8.7        4.0        4.9
                                                            -----      -----      -----      -----
Income before cumulative effect of accounting change.....     7.6       13.8        5.4        7.8
Cumulative effect of change in accounting for intangible
  assets, net of tax.....................................      --         --         --       (1.3)
                                                            -----      -----      -----      -----
Net income...............................................     7.6%      13.8%       5.4%       6.5%
                                                            =====      =====      =====      =====

     The following table sets forth the components of income and expense as a percentage of net sales for the three years ended September 30, 2001:

                                                              FOR THE YEAR ENDED SEPTEMBER 30,
                                                              ---------------------------------
                                                                1999        2000        2001
                                                              ---------   ---------   ---------
Net sales...................................................    100.0%      100.0%      100.0%
Cost of sales...............................................     63.7        63.6        64.8
                                                                -----       -----       -----
Gross profit................................................     36.3        36.4        35.2
Commission earned from marketing agreement, net.............      1.9         1.8         1.2
Advertising.................................................      5.6         5.4         5.3
Selling, general and administrative.........................     18.4        18.9        19.1
Amortization of goodwill and other intangibles..............      1.7         1.6         1.6
Restructuring and other charges.............................      0.1         0.0         4.0
Other income, net...........................................     (0.2)       (0.4)       (0.5)
                                                                -----       -----       -----
Income from operations......................................     12.6        12.7         6.9
Interest expense............................................      5.1         5.7         5.2
                                                                -----       -----       -----
Income before income taxes..................................      7.5         7.0         1.7
Income taxes................................................      3.0         2.6         0.8
                                                                -----       -----       -----
Income before extraordinary item............................      4.5         4.4         0.9
Extraordinary loss on extinguishment of debt................      0.4         0.0         0.0
                                                                -----       -----       -----
Net income..................................................      4.1         4.4         0.9
Dividends on Class A Convertible Preferred Stock............      0.6         0.4         0.0
                                                                -----       -----       -----
Income applicable to common shareholders....................      3.5%        4.0%        0.9%
                                                                =====       =====       =====

     The following table sets forth net sales by business segment for the three years ended September 30, 2001:

                                                              FOR THE YEAR ENDED SEPTEMBER 30,
                                                              ---------------------------------
                                                                1999        2000        2001
                                                              ---------   ---------   ---------
                                                                        (IN MILLIONS)
North American Consumer:
Lawns.......................................................  $  401.7    $  452.2    $  495.8
Gardens.....................................................     138.6       149.8       149.4
Growing Media...............................................     245.3       287.0       296.9
Ortho(R)....................................................     205.3       236.1       216.5
Canada......................................................      11.9        28.2        26.5
Other.......................................................      76.7        36.2        38.0
                                                              --------    --------    --------
Total.......................................................   1,079.5     1,189.5     1,223.1
Scotts LawnService(R).......................................      14.0        20.6        42.0
International Consumer......................................     284.5       264.8       252.1
Global Professional.........................................     172.6       180.5       179.4
                                                              --------    --------    --------
Consolidated................................................  $1,550.6    $1,655.4    $1,696.6
                                                              ========    ========    ========

  THREE MONTHS ENDED JUNE 29, 2002 COMPARED TO THREE MONTHS ENDED JUNE 30, 2001

     Net sales for the three months ended June 29, 2002 were $692.2 million, an increase of 15.6% from net sales for the three months ended June 30, 2001 of $598.6 million.

     North American Consumer segment net sales were $531.7 million in the third quarter of fiscal 2002, an increase of $70.8 million, or 15.4%, over net sales in the third quarter of fiscal 2001. Lawns net sales increased 34.8% while Ortho net sales increased 5.6%. The increased net sales in these businesses reflect retailer initiatives to improve their inventory turnover ratios by more closely timing their orders from us to when consumer take away at the store level occurs. Thus in fiscal 2002 we have seen a shift in our net sales from the second quarter to the third quarter. The Lawns business also had strong sales of its new Summer Guard products during the quarter. Net sales of the Gardens business declined 8.1% from the third quarter of fiscal 2001 to the third quarter of fiscal 2002. Net sales increased from the second quarter of fiscal 2002 to the third quarter of fiscal 2002 in line with the shift in retailer order trends this year. However, cool wet weather in the Midwest and Northeast during May, a peak outdoor gardening month, hurt sales of garden fertilizers. Consumer take away improved in June with improved weather but did not fully offset May's impact. Net sales of the Growing Media segment increased 19.1% in the third quarter of fiscal 2002 compared to the third quarter of fiscal 2001. The Growing Media business is less impacted by the shift in retailer ordering patterns because its "big bag" products have always required delivery to the retailer closer to the time of consumer takeaway. The net sales increase reflects the continued success of the Miracle Gro(R)branded line of value-added soils and potting mixes.

     Scotts LawnService(R) revenues increased 88.8% from $15.2 million in the third quarter of fiscal 2001 to $28.7 million in the third quarter of fiscal 2002. The growth in revenue reflects the growth in the business from the acquisitions completed in late winter and early spring of fiscal 2002, new branch openings in late winter of fiscal 2002 and the growth in customers from our spring 2002 and fall 2001 marketing campaigns.

     Net sales for the International Consumer segment were $82.1 million in the third quarter of fiscal 2002, which were $7.5 million, or 10.1%, higher than net sales for the third quarter of fiscal 2001. Sales growth for this segment also was affected by retailers in Europe waiting until closer to the season to place orders for delivery in an effort to control inventory levels and also reduce their exposure to weather and/or low consumer take away.

     Net sales for the Global Professional segment were $49.7 million in the third quarter of fiscal 2002, which were $1.8 million, or 3.8%, above net sales for the third quarter of fiscal 2001. Our Global Professional customers, growers, have experienced the same inventory pressures by the retailers as we have, which in turn has impacted our sales to them in fiscal 2002.

     Gross profit was $270.6 million in the third quarter of fiscal 2002, an increase of $52.3 million from gross profit of $218.3 million in the third quarter of fiscal 2001. As a percentage of net sales, gross profit was 39.1% of sales in the third quarter of fiscal 2002 compared to 36.5% in the third quarter of fiscal 2001. The increase in gross margin percentage is due to improved product mix, particularly in our North American Lawns and Growing Media businesses. Lawns had higher sales of higher margin fertilizers and less of lower margin seed and Growing Media had increased sales of higher margin branded soils and potting mix.

     The net commission earned from marketing agreement in the third quarter of fiscal 2002 was net income of $16.6 million compared to net income of $16.1 million in the third quarter of fiscal 2001. The increased income from the prior year is primarily due to increased sales volume offset by the increase in the annual contribution payment due to Monsanto to $20 million in fiscal 2002 compared to $15 million in fiscal 2001.

     Advertising expenses in the third quarter of fiscal 2002 were $30.6 million, a decrease of $0.4 million from the third quarter of fiscal 2001 of $31.0 million. As a percentage of sales, advertising expense was 4.4% in the third quarter of 2002 compared to 5.2% in the third quarter of fiscal 2001. The decline is due to lower advertising rates in 2002, which enabled us to reach our target audience on a more cost-effective basis, and the Ortho business' focus in 2002 on in-store promotional activities and radio advertising.

     Selling, general and administrative expenses in the third quarter of fiscal 2002 were $86.4 million compared to $84.4 million for the third quarter of fiscal 2001. The increase from the third quarter of fiscal 2001 to the third quarter of fiscal 2002 is due to higher costs for information technology services, environmental compliance and legal services. Information services expenses have increased due to higher costs to support the new SAP software system which went fully operational in North America in fiscal 2001, and additional costs to support other new systems and systems enhancements underway in fiscal 2002. In the third quarter of fiscal 2002, we recorded a charge of $3 million to increase our reserve for the remediation of various sites in and around our Marysville, Ohio facilities after reaching an agreement with the Ohio EPA earlier in fiscal 2002 and finalizing our update of expected spending to complete the agreed to procedures. Legal expenses were incurred during the quarter in the Central Garden & Pet matters, which were heard during the quarter and adjudicated, subject to appeal, in our favor.

     One of our stated goals is to grow selling, general and administrative spending at a slower pace than the growth in revenues, excluding unusual charges and Scotts LawnService(R) which is adding overhead at a faster pace due to accelerated growth and acquisition related activity. Excluding the environmental charge in fiscal 2002 and selling, general and administrative expenses of the Scotts LawnService(R) business from both fiscal 2002 and 2001 third quarter results, SG&A expenses were $74.4 million, or 10.7% of net sales, in the third quarter of fiscal 2002 compared to $79.2 million, or 13.2% of net sales in the third quarter of fiscal 2001.

     The third quarter of fiscal 2002 includes $0.4 million of restructuring charges in costs of goods sold related to the redeployment of inventory from closed plants and warehouses and $0.6 million in selling, general and administrative expenses related to the relocation of personnel. Under generally accepted accounting principles in the United States, these costs have been expensed in the period incurred. Restructuring charges were $16.0 million in the third quarter of fiscal 2001 which is when the first phase of the 2001 restructuring activities was finalized and approved by senior management.

     Amortization of goodwill and intangibles in the third quarter of fiscal 2002 was $0.2 million compared to $6.9 million in the third quarter of fiscal 2001, primarily due to the cessation of amortization of certain indefinite-lived intangibles and goodwill under the provisions of a new accounting standard.

     Other income was $5.1 million for the third quarter of fiscal 2002, compared to other income of $6.1 million in the third quarter of fiscal 2001. Royalties earned on sales of licensed products were down by $1.1 million due to the phase out of Scotts(R) branded mowers at a major U.S. retailer. Gains from asset sales were $3.5 million higher primarily due to the finalization in the third quarter of 2002, of the arrangement to cease peat extraction activities in the United Kingdom. The third quarter of fiscal 2001 also included an insurance settlement gain of approximately $2 million which did not recur in fiscal 2002.

     Income from operations for the third quarter of fiscal 2002 was $174.5 million, compared with $103.1 million for the third quarter of fiscal 2001. The increase in income from operations from the prior year is the result of higher sales and margins, lower amortization expense due to the adoption of SFAS 142 and lower restructuring charges.

     For segment reporting purposes, earnings before interest, taxes and amortization is used as the measure for Income from Operations ("operating income"). On that basis, operating income in the North American Consumer segment increased from $125.1 million in the third quarter of fiscal 2001 to $162.7 million in the third quarter of fiscal 2002 due to the shift in net sales into the third quarter from the second quarter and margin improvement due to favorable product mix and increased fixed cost recovery on higher sales. Scotts LawnService(R) recorded an increase in operating income to $7.1 million in the third quarter of fiscal 2002 from $2.9 million in the third quarter of fiscal 2001 on a nearly 90% increase in net sales from $15.2 million in fiscal 2001 to $28.7 million in fiscal 2002. Global Professional operating income increased slightly to $6.5 million in the third quarter of fiscal 2002 from $5.8 million in the third quarter of fiscal 2001 on a $1.8 million, or approximately 4%, increase in net sales. International Consumer operating income increased from $4.8 million in the third quarter of fiscal 2001 to $17.6 million in the third quarter of fiscal 2002 on the strength of a 10% increase in net sales from $74.6 million in fiscal 2001 to $82.1 million in fiscal 2002, and reductions in operating expenses following the restructuring activities in fiscal 2001, including reductions in headcount. The operating results for the fiscal 2002 third quarter were also favorably impacted by the settlement received for the cessation of peat extraction activities at our sites in the United Kingdom.

     Interest expense for the third quarter of fiscal 2002 was $18.7 million, a decrease of $3.6 million from interest expense for the third quarter of fiscal 2001 of $22.3 million. The decrease in interest expense was primarily due to a reduction in average borrowings for the quarter as compared to the prior year, and lower interest rates on our variable rate debt.

     Income tax expense for the third quarter of fiscal 2002 was $60.0 million, compared with an income tax expense for the third quarter of fiscal 2001 of $35.4 million. The increase in tax expense from the prior year is the result of the higher pre-tax income for the third quarter of fiscal 2002 for the reasons noted above. The lower estimated income tax rate for the third quarter of fiscal 2002 of 38.5% compared to 43.8% for the third quarter of fiscal 2001 was due to the elimination of amortization expense for book purposes that was not deductible for tax purposes and the impact that lower earnings after restructuring charges had on permanent items in deriving the effective tax rate in fiscal 2001.

     We reported net income of $95.8 million for the third quarter of fiscal 2002, or $3.02 per common share on a diluted basis, compared to a net income of $45.4 million for the third quarter of fiscal 2001, or $1.49 per common share on a diluted basis. If SFAS 142 had been adopted as of the beginning of fiscal 2001, diluted earnings per share for the third quarter of fiscal 2001 would have been $1.62. Diluted shares increased to 31.8 million from 30.6 million due to option exercises during the past year and the effect of a higher average stock price on the number of common stock equivalents.

  NINE MONTHS ENDED JUNE 29, 2002 COMPARED TO NINE MONTHS ENDED JUNE 30, 2001

     Net sales for the nine months ended June 29, 2002 of $1,457.3 million were flat with net sales for the nine months ended June 30, 2001 of $1,459.1 million.

     North American Consumer segment net sales were $1,061.7 million in the first nine months of fiscal 2002, a decrease of $12.0 million, or 1.1%, from net sales for the first nine months of fiscal 2001 of $1,073.7 million. While North American Consumer net sales for the third quarter of fiscal 2002 increased over $70 million compared to fiscal 2001, year-to-date net sales are flat because retailers reduced their overall inventory levels, even though consumer take away of our products remains strong across all lines as indicated from point of sale data from our major North American retail partners. Net sales declined in all lines except Growing Media where strong demand for branded soils and potting mixes has driven an 11% increase in year over year net sales.

     Scotts LawnService(R) revenues increased 82.9% from $24.5 million in the first three quarters of fiscal 2001 to $44.8 million in the first three quarters of fiscal 2002. The growth in revenue reflects the growth in the business from the acquisitions completed in late winter and early spring of fiscal 2002, new branch openings in late winter of fiscal 2002 and the growth in customers from our spring 2002 and fall 2001 marketing campaigns.

     Net sales for the International Consumer segment were $210.4 million in the first three quarters of fiscal 2002, which were $8.2 million, or 3.8%, lower than net sales for the first three quarters of fiscal 2001. The net sales reduction in Europe reflects efforts by retailers to reduce their inventory investment and more closely time their purchases to consumer purchases.

     Net sales for the Global Professional segment were $140.4 million in the first nine months of fiscal 2002, which were $1.9 million, or 1.3%, lower than net sales for the first nine months of fiscal 2001. The decline was primarily in North America where growers have been impacted by retailers increasing their focus on managing inventory levels.

     Gross profit was flat at $541.6 million in the first nine months of fiscal 2002 and 2001. As a percentage of net sales, gross profit was 37.2% of sales in the first three quarters of fiscal 2002 compared to 37.1% in the first three quarters of fiscal 2001. Cost savings from our supply chain and purchasing initiatives to reduce manufacturing costs were offset by lower absorption of fixed costs due to lower production levels. Production levels were lowered in order to reduce working capital, particularly inventory levels. These factors, along with higher fixed operating costs in Scotts LawnService(R) during the winter months when revenue production ceases, continued to keep margins flat as a percentage of sales on a year to date basis when compared to the prior year.

     The net commission earned from marketing agreement in the first three quarters of fiscal 2002 was $13.3 million compared to $23.4 million in the first three quarters of fiscal 2001. The decrease from the prior year is primarily due to the increase in the contribution payment due to Monsanto to $20.0 million in fiscal 2002 compared to $15.0 million in fiscal 2001 and lower sales in the Roundup(R) business due to retailer inventory management initiatives.

     Advertising expenses in the first nine months of fiscal 2002 were $68.6 million, a decrease of $8.6 million from advertising expenses in the first nine months of fiscal 2001 of $77.2 million. The decrease in advertising expenses from the prior year is primarily due to lower rates and the change in the focus of Ortho(R) described previously.

     Selling, general and administrative expenses in the first three quarters of fiscal 2002 were $245.9 million compared to $253.3 million for the first three quarters of fiscal 2001. The decrease from the first three quarters of fiscal 2001 to the first three quarters of fiscal 2002 is due to cost savings achieved through restructuring activities that occurred in fiscal 2001, offset in part by higher spending on information services, legal matters and environmental compliance as described earlier. Excluding the environmental charge in fiscal 2002 and selling, general and administrative expenses of the Scotts LawnService(R) business from both fiscal 2002 and 2001 year to date results, SG&A expenses were $219.2 million, or 15.0% of net sales, in fiscal 2002 compared to $240.7 million, or 16.5% of net sales in fiscal 2001.

     The first three quarters of fiscal 2002 includes $1.5 million of restructuring charges in costs of goods sold related to the redeployment of inventory from closed plants and warehouses and $1.8 million in selling, general and administrative expenses related to the relocation of personnel for the restructuring activities initiated in fiscal 2001. Under generally accepted accounting principles in the United States, these costs have been expensed in the period incurred. In the first three quarters of fiscal 2001, $0.9 million of restructuring and other charges were recorded in cost of goods sold and $15.1 million in selling, general and administrative costs. As were described above, these costs were all recorded in the third quarter of fiscal 2001 when the first phase of 2001's restructuring activities was approved by senior management.

     Amortization of goodwill and intangibles in the first three quarters of fiscal 2002 was $3.8 million compared to $21.1 million in the first three quarters of fiscal 2001, primarily due to the adoption of the new accounting standard described previously.

     Other income was $8.9 million for the first three quarters of fiscal 2002, compared to other income of $8.6 million in the first three quarters of fiscal 2001. The increase is primarily due to the gain from the peat bog cessation of approximately $5.1 million, offset by lower royalty income from licensees and a one-time insurance settlement gain in fiscal 2001.

     Income from operations for the first nine months of fiscal 2002 was $243.7 million, compared with $206.9 million for the first nine months of fiscal 2001. The increase in income from operations over the prior year is the result of lower advertising, selling, general and administrative expenses, the effect of the change in accounting for amortization of indefinite-lived assets and lower restructuring expenses.

     For segment reporting purposes, earnings before interest, taxes and amortization is used as the measure for Income from Operations ("operating income"). On that basis, operating income in the North American Consumer segment increased from $255.7 million for the nine months ended June 30, 2001 to $258.0 for the nine months ended June 29, 2002 on a slight decrease in net sales from $1,073.7 in the fiscal 2001 year to date period to $1,061.7 in the fiscal 2002 year to date period. The lower RoundUp(R) commission due to the higher contribution expense required in fiscal 2002, and lower net sales of RoundUp(R) due to retailer inventory initiatives, offset reductions in operating expenses arising from fiscal 2001 restructuring activities and lower media advertising costs in fiscal 2002. Fiscal 2001 results were also favorably impacted by higher licensee royalties on mowers, which are being phased out in fiscal 2002, and an insurance settlement gain of approximately $2 million. Scotts LawnService(R)'s operating loss increased from $1.5 million in the first nine months of fiscal 2001 to $3.0 million in the first nine months of fiscal 2002 due to higher operating expenses for the greater number of locations open during the low-revenue winter months in fiscal 2002 as compared to fiscal 2001. Global Professional operating income decreased slightly to $15.3 million in fiscal 2002 from

$15.4 million in fiscal 2001 on a slight reduction in net sales due to cost controls implemented in fiscal 2002. International Consumer segment operating income was $26.7 million for the nine months ended June 29, 2002 compared to $16.6 million for the nine months ended June 30, 2001 even though net sales declined to $210.4 million from $218.6 million during the periods, due to lower spending on selling, general and administrative expenses, and the gain from the agreement to cease peat extraction activities at our sites in the United Kingdom.

     Interest expense for the first three quarters of fiscal 2002 was $58.8 million, a decrease of $10.9 million from interest expense for the first three quarters of fiscal 2001 of $69.7 million. The decrease in interest expense was primarily due to a reduction in average borrowings for the quarter as compared to the prior year, and lower interest rates on our variable rate debt.

     Income tax expense for the first three quarters of fiscal 2002 was $71.2 million, compared with income tax expense for the first three quarters of fiscal 2001 of $58.3 million. The increase in tax expense from the prior year is the result of the higher pre-tax income in fiscal 2002 for the reasons noted above and the lower estimated income tax rate for the first three quarters of fiscal 2002 of 38.5% compared to 42.5% for the first three quarters of fiscal 2001 primarily due to the elimination of amortization expense for book purposes that was not deductible for tax purposes.

     We reported income before cumulative effect of accounting changes of $113.7 million for the first nine months of fiscal 2002, compared to $78.9 million for the first nine months of fiscal 2001. After the charge of $29.8 million ($18.5 million, net of tax), for the impairment of tradenames in our German, French and United Kingdom businesses, net income for the first nine months of fiscal 2002 was $95.2 million, or $3.01 per diluted share, compared to net income of $78.9 million or $2.61 per diluted share in the first nine months of fiscal 2001. If SFAS 142 had been adopted as of the beginning of fiscal 2001, diluted earnings per share for the first nine months of fiscal 2001 would have been $3.01, excluding impairment charges, if any, that would have been recorded upon adoption at October 1, 2000. Average diluted shares outstanding increased from
30.3 million in fiscal 2001 to 31.6 million in fiscal 2002 due to option exercises and a higher average share price in fiscal 2002.

  COMPARISON OF FISCAL 2001 TO FISCAL 2000

     Net sales for fiscal 2001 were $1,696.6 million, an increase of 2.5% over fiscal 2000 sales of $1,655.4 million. As discussed below, net sales increased over 2.8% in the North American Consumer segment; whereas, net sales declined by 4.8% in the International Consumer segment and Global Professional net sales were flat. Net sales for the Scotts LawnService(R) segment increased 103.9% in fiscal 2001 over fiscal 2000.

     North American Consumer net sales were $1,223.1 million in fiscal 2001, an increase of 2.8% over fiscal 2000 net sales of $1,189.5 million. Net sales in the Lawns business within this segment were $495.8 million in fiscal 2001, a 9.6% increase over fiscal 2000 net sales of $452.2 million, primarily due to the introduction of a new line of grass seed products. Net sales in the Growing Media business increased 3.5% to $296.9 million in fiscal 2001 from $287.0 million in fiscal 2000.

     2001 saw the continuation of the successful roll out of the value-added line of six Miracle-Gro(R) branded garden and potting soils in the Growing Media business. Sales of branded soils increased from $74 million in fiscal 2000 to $101 million in fiscal 2001. Net sales in the Ortho business decreased 8.3% to $216.5 million in fiscal 2001 from $236.1 million in fiscal 2000 due primarily to the weather and product availability issues due to ERP system data problems. The other sales category consists of sales under a supply agreement to the purchaser of the ProTurf(R) business in 2001 and actual sales of the ProTurf(R) business in fiscal 2000 prior to the date of sale. Selling price changes were not material to net sales in fiscal 2001 or fiscal 2000.

     Net sales in the Scotts LawnService(R) business increased 103.9% to $42.0 million in fiscal 2001 from $20.6 million in fiscal 2000. This growth reflects continued expansion through acquisitions and new branch openings, as well as the success of our direct marketing campaign utilizing the Scotts(R) brand name.

     International Consumer net sales decreased 4.8% to $252.1 million in fiscal 2001 compared to $264.8 million in fiscal 2000. Excluding the adverse impact of changes in exchange rates, net sales for International Consumer increased over 3% compared to the prior year. The increase in sales is primarily due to the successful sell-in of a new line of fertilizer products under the Substral(R) brand name acquired January 1, 2001.

     Net sales for Global Professional of $179.4 million for fiscal 2001 were flat with fiscal 2000 net sales of $180.5 million. Excluding the unfavorable impact of changes in foreign exchange rates, Global Professional net sales increased approximately 3.5% year over year.

     Gross profit decreased to $597.2 million in fiscal 2001 compared to $603.0 million in fiscal 2000. Gross profit, including restructuring charges, as a percentage of net sales was 35.2% in fiscal 2001 compared to 36.4% in fiscal 2000. The decrease in gross profit as a percentage of net sales was driven by unfavorable product mix in the Ortho and Gardens businesses and increased sales of seed which has a lower margin than fertilizers and control products, offset by lower distribution costs and the favorable margin impact from the value-added Growing Media products.

     The net commission earned from marketing agreement in fiscal 2001 was $20.8 million, compared to $29.3 million in fiscal 2000. Despite worldwide earnings for the consumer Roundup(R) business increasing by approximately $4.0 million from fiscal 2000 to fiscal 2001, the gross commission earned by Scotts was flat due to the increased earnings targets and reduced commission rate schedule in the commission calculation for 2001 as compared to 2000. In addition, the net commission decreased due to the $10 million increase in contribution expenses as specified in the agreement.

     Advertising expense for fiscal 2001 was $89.9 million, an increase of $0.9 million over fiscal 2000 advertising expense of $89.0 million. This slight increase reflects the impact of improved media buying efficiencies and lower advertising rates compared to the prior year.

     Selling, general and administrative expenses for fiscal 2001 were $324.1 million, an increase of $12.1 million, or 3.9%, over similar expenses in fiscal 2000 of $312.0 million. As a percentage of sales, selling, general and administrative expenses were 19.1% for fiscal 2001 compared to 18.9% for fiscal 2000. The increase in selling, general and administrative expenses from the prior year is partially due to an increase in selling expenses as a result of the change in the selling and distribution model for the North American Consumer businesses. The increase in selling, general and administrative expenses is also due to an increase in information technology expenses from the prior year as a result of the cost of many information technology resources being capitalized toward the cost of our enterprise resource planning system in fiscal 2000 and the increased depreciation on the new ERP system in fiscal 2001. Most of these information technology resources have assumed a system support function that is now being expensed as incurred.

     Selling, general and administrative expenses associated with restructuring and other non-operating expenses were $68.4 million for fiscal 2001. These charges, along with the $7.3 million which is included in cost of sales for the write-off of inventory, were primarily associated with the closure or relocation of certain plants and administrative facilities. Included in the $68.4 million charge in selling, general and administrative costs is $20.4 million to write-down to fair value certain property and equipment and other assets; $5.8 million of facility exit costs; $27.0 million of severance costs; and $15.2 million in other restructuring and other costs. The severance costs related to reduction in force initiatives and facility closures and consolidations in North America and Europe covering approximately 340 administrative, production, selling and other employees. Severance costs are expected to be paid in fiscal 2002 with some payments extending into 2003. All other fiscal 2001 restructuring related activities and costs are expected to be completed by the end of fiscal 2002. We expect these restructuring activities to result in expense savings of nearly $15 million in fiscal 2002 after reinvesting some of the savings to grow our brands in our International businesses.

     In fiscal 2002, we expect to recognize additional restructuring and other charges, primarily for relocation costs for equipment, personnel and inventory which must be expensed when incurred. Additional restructuring costs may be incurred in fiscal 2002 as our review and evaluation of our facilities and processes is an ongoing exercise aimed at achieving improved returns on invested capital.

     Amortization of goodwill and other intangibles increased to $27.7 million in fiscal 2001 from $27.1 million in fiscal 2000 due to the additional amortization related to the Substral acquisition in December 2000 and numerous small acquisitions by Scotts LawnService(R) throughout fiscal 2001. In fiscal 2002, Scotts will adopt Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" which is expected to result in a reduction in amortization expense in fiscal 2002 and future years.

     Other income for fiscal 2001 was $8.5 million compared to $6.0 million for fiscal 2000. The increase in other income was primarily due to the favorable settlement of certain legal matters in the current year and an insurance settlement from a seed warehouse fire. The prior year results also included losses on the sale of miscellaneous assets which did not recur in fiscal 2001.

     Income from operations for fiscal 2001 was $116.4 million compared to $210.2 million for fiscal 2000. The decrease was the result of the current year restructuring and other charges and increased selling, general and administrative costs, the decline in the marketing agreement net commission and higher depreciation expense for the new ERP system which was fully in service for all of fiscal 2001.

     For segment reporting purposes, earnings before interest, taxes and amortization is used as the measure for income from operations or operating income. On that basis, operating income in the North American Consumer segment increased from $243.3 million in fiscal 2000 to $245.3 million in fiscal 2001 due to the 2.8% increase in sales offset by lower margins due to mix and higher expenses for selling and the new ERP system. Scotts LawnService(R) had increased income from operations in fiscal 2001 of $4.7 million, compared to $0.9 million in fiscal 2000. This increase resulted from continued expansion through acquisitions and new branch openings. Operating income in the Global Professional segment declined from $26.4 million in fiscal 2000 to $17.4 million in fiscal 2001 due to lower sales due to weather and higher operating costs in the international Professional business. The operating cost structure in the international Professional business was addressed in the restructuring initiatives undertaken in late fiscal 2001. International Consumer segment operating income declined from income of $21.0 million in fiscal 2000 to a loss of $3.3 million in fiscal 2001. Excluding restructuring charges, International Consumer reported operating income of $6.7 million. The decline in income was due to lower sales due to poor weather in Europe and higher operating costs. The International Consumer cost structure was also addressed in 2001's restructuring initiatives. The Corporate operating loss increased from $54.2 million in fiscal 2000 to $120.0 million in fiscal 2001 primarily due to restructuring charges related to the domestic business.

     Interest expense for fiscal 2001 was $87.7 million, a decrease of $6.2 million from fiscal 2000 interest expense of $93.9 million. The decrease in interest expense was primarily due to favorable interest rates. The average rate on our variable rate debt was 7.85% in fiscal 2001 compared to 8.78% in fiscal 2000.

     Income tax expense was $13.2 million for fiscal 2001 compared to $43.2 million in fiscal 2000. The effective tax rate in fiscal 2001 was 46% compared to 37.1% for fiscal 2000. The primary driver of the change in the effective tax rate was the restructuring and other charges recorded in fiscal 2001, which reduced pre-tax income thereby increasing the effect of non-deductible goodwill amortization on the effective tax rate. Also, the prior year effective tax rate benefited from the elimination of tax reserves due to the settlement of certain tax contingencies.

     Net income was $15.5 million for fiscal 2001, or $.51 per common share on a diluted basis, compared to net income of $73.1 million for fiscal 2000, or $2.25 per common share on a diluted basis. Common shares and equivalents used in the computation of fully diluted earnings per share in fiscal 2001 and fiscal 2000 were 30.4 million and 29.6 million, respectively. The increase reflects more common share equivalents due to higher average stock prices and additional option grants to associates in fiscal 2001.

  COMPARISON OF FISCAL 2000 TO FISCAL 1999

     Net sales for fiscal 2000 were $1,655.4 million, an increase of 6.8% over fiscal 1999 net sales of $1,550.6 million. On a pro forma basis, assuming that the Ortho and Rhone-Poulenc Jardin acquisitions had occurred on October 1, 1998, net sales for fiscal 2000 were approximately 5.0% higher than pro forma net sales for fiscal 1999. The increase in net sales from year to year was driven by significant increases in net sales across all businesses in the North American Consumer segment, partially offset by decreases in net sales in the International Consumer segment as discussed below.

     North American Consumer net sales, excluding "Consumer Other" were $1,153.3 million in fiscal 2000, an increase of $150.5 million, or 15.0%, over net sales for fiscal 1999 of $1,002.8 million. Net sales in the Lawns business increased $50.5 million, or 12.6%, from fiscal 1999 to fiscal 2000, primarily due to a significant increase in sales to and consumer takeaway from national home centers. Net sales in the Gardens business increased $11.2 million, or 8.1%, primarily driven by strong net sales and market share performance in the water-soluble and tree spikes product lines and the successful introduction of new products such as the Miracle-Gro(R) Garden Weed Preventer(TM) line in fiscal 2000. Net sales in the Growing Media business increased $41.7 million, or 17.0%, due to strong category and market share growth, particularly for value-added products such as Miracle-Gro(R) Potting Soils. Sales in the Ortho business increased $30.8 million, or 15.0%, on an actual basis and $15.5 million, or 7.0%, on a pro forma basis, reflecting significantly improved volume with home center retailers and improved category and market share performance on the selective weed control product lines. Net sales for the Ortho business were negatively impacted by the voluntary product return program for the registered pesticide Ortho(R) Home Defense(R) Indoor & Outdoor Insect Killer, sold with the Pull 'N Spray(R) pump dispenser, the phasing out of products containing the active ingredient chlorpyrifos and reduced selling efforts by a primary distributor prior to its termination on September 30, 2000. Consumer Other net sales were the net sales of the ProTurf(R) business that was sold in May 2000. Selling price changes did not have a significant impact on net sales in the North American Consumer segment for fiscal 2000.

     Scotts LawnService(R) segment net sales of $20.6 million in fiscal 2000 were $6.6 million above fiscal 1999 net sales of $14.0 million. This increase reflects growth through acquisitions and new branch openings.

     Global Professional segment net sales of $180.5 million in fiscal 2000 were $7.9 million, or 4.6% above fiscal 1999 net sales of $172.6 million.

     International Consumer segment net sales of $264.8 million in fiscal 2000 were $19.7 million lower than net sales for fiscal 1999 of $284.5 million. The majority of the decrease from year to year was due to the adverse impact of changes in exchange rates. There were also decreases in the segment's U.K. consumer business caused by significant product rationalization and unusually poor weather.

     Gross profit increased to $603.0 million for fiscal 2000, an increase of 7.1% over fiscal 1999 gross profit of $563.3 million, driven by the 6.8% increase in year-to-date net sales discussed above and a slight increase in gross profit as a percentage of net sales. As a percentage of net sales, gross profit was 36.4% for fiscal 2000 compared to 36.3% of net sales for fiscal 1999. This increase in profitability on net sales was driven by a shift to direct distribution to certain retail accounts, improved product mix toward higher margin, value-added products and improved efficiencies in Scotts' production plants, offset by increased urea, fuel and other raw material costs and a significant erosion in the profitability of the ProTurf(R) business prior to its sale.

     The gross commission from marketing agreement in fiscal 2000 was $39.2 million, compared to $30.3 million in fiscal 1999. The increase in the gross commission from year to year was driven by significantly higher sales of consumer Roundup(R) worldwide year over year. Contribution expenses under marketing agreement were $9.9 million for fiscal 2000, compared to $1.6 million for fiscal 1999. The increase in contribution expenses was due to an increase in the contribution payment to Monsanto and an increase of $3.2 million in the amortization of the $32 million marketing fee paid to Monsanto as a result of correcting the amortization period from 20 to 10 years. The $3.2 million of additional amortization represents the additional amortization of $1.6 million that was not recognized in fiscal 1999 and additional amortization of $1.6 million for fiscal 2000.

     Advertising expenses for fiscal 2000 were $89.0 million, an increase of 2.3% over fiscal 1999 advertising expenses of $87.0 million. Promotion expenses are presented as a reduction of net sales. Promotion expenses increased from $97.7 million in fiscal 1999 to $108.9 million in fiscal 2000. As a percentage of net sales before deduction for promotion expenses, combined advertising and promotion spending was 11.2% in both fiscal 2000 and 1999. The spending increase was primarily due to continued emphasis on increasing advertising and promotion expenses to drive revenue growth within the North American Consumer segment and investments in advertising and promotion to drive future sales growth in the International Consumer segment.

     Selling, general and administrative expenses in fiscal 2000 were $312.0 million, an increase of 9.3% over fiscal 1999 expenses of $285.5 million. As a percentage of net sales, selling, general and administrative expenses were 18.9% in fiscal 2000 and 18.4% in fiscal 1999. The increase in the dollar amount of selling, general and administrative expenses was primarily related to a full year's costs in the Ortho business which was acquired in January 1999, and increased legal costs as a result of various legal matters discussed elsewhere in this prospectus supplement.

     Amortization of goodwill and other intangibles in fiscal 2000 was $27.1 million, an increase of $1.5 million over fiscal 1999 amortization of $25.6 million. This increase was primarily due to fiscal 1999 not reflecting a full year of amortization related to the Ortho acquisition since the acquisition occurred in January 1999.

     Restructuring and other charges were $1.4 million in fiscal 1999. These charges represent severance costs associated with the reorganization of the North American Professional Business Group to strengthen distribution and technical sales support, integrate brand management across market segments and reduce annual operating expenses. Substantially all payments have been made as of September 30, 2000. There were no restructuring charges incurred in fiscal 2000.

     Other income in fiscal 2000 was $6.0 million compared to other income of $3.6 million in the prior year. The increase in other income, on a net basis, was primarily due to the $4.6 million gain resulting from the sale of the ProTurf(R) business, partially offset by costs incurred in connection with Scotts' voluntary return program for the registered pesticide Ortho(R) Home Defense(R) Indoor & Outdoor Insect Killer, sold with the Pull 'N Spray(R) pump dispenser and additional losses on disposals of miscellaneous fixed assets.

     Income from operations for fiscal 2000 was $210.2 million compared to $196.1 million for fiscal 1999. The increase in income from operations was due primarily to the increase in net sales across the North American Consumer businesses as noted above, partially offset by the decrease in net sales due to the sale of the ProTurf(R) business.

     Interest expense for fiscal 2000 was $93.9 million, an increase of $14.8 million over fiscal 1999 interest expense of $79.1 million. The increase in interest expense was due to increased borrowings to fund the Ortho acquisition and an increase in average borrowing rates under our credit facility, partially offset by reduced working capital requirements.

     Income tax expense was $43.2 million for fiscal 2000 compared to $47.9 million in the prior year. Scotts' effective tax rate decreased to 37.1% for fiscal 2000 compared to 41.0% for the previous year. The decrease in the effective tax rate for fiscal 2000 is due primarily to a reversal of $3.2 million of tax reserves upon resolution of certain outstanding tax matters during the third quarter of fiscal 2000 and a reduction in the base tax rate for the year, before reversal of reserves, to 40.0%.

     In conjunction with the Ortho acquisition, in January 1999, Scotts completed an offering of $330 million of 8 5/8% Senior Subordinated Notes due 2009. The net proceeds from this offering, together with borrowings under our credit facility, were used to fund the Ortho acquisition and repurchase approximately 97% of the then outstanding $100 million of 9 7/8% Senior Subordinated Notes due August 2004. We recorded an extraordinary loss on the extinguishment of the 9 7/8% Notes of $9.3 million, including a call premium of $7.2 million and the write-off of unamortized issuance costs and discounts of $2.1 million.

     Scotts reported net income of $73.1 million for fiscal 2000, or $2.25 per common share on a diluted basis, compared to net income of $63.2 million for fiscal 1999, or $2.08 per common share on a diluted basis. The diluted earnings per share for fiscal 2000 is net of a one-time reduction of $0.22 per share resulting from the early conversion of Class A Convertible Preferred Stock in October 1999. The diluted earnings per share for fiscal 1999 is net of a $0.19 per share charge associated with the extraordinary loss on early extinguishment of debt discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operating activities was $152.0 million for the nine months ended June 29, 2002 compared to $65.5 million for the nine months ended June 30, 2001. The improvement in cash provided by operations was primarily from improved working capital driven by a reduction in inventory of $66.5 million. The seasonal nature of our operations generally requires cash to fund significant increases in working capital (primarily inventory) during the first half of the year. Receivables and payables also build substantially in the second quarter in line with increasing sales as the season begins. These balances liquidate over the latter part of the second half of the year as the lawn and garden season winds down. As of the end of the third quarter of fiscal 2002, accounts receivable has not declined at the same pace as in the prior year because of the shift in sales to the third quarter from the second quarter in fiscal 2002. Inventory levels declined at a faster pace in the third quarter of fiscal 2002 than 2001 due to our internal initiatives to drive down inventory levels.

     In April 2002, our subsidiary in the United Kingdom reached agreement with English Nature on the cessation of peat extraction activities at three peat bogs leased by us. In late April 2002, we received payments totaling $18.1 million for the transfer of our interests in the properties and for the immediate cessation of all but a limited amount of peat extraction on one of the three sites. Approximately $13.0 million has been recorded as deferred income and will be recognized in income over the 29 month period which began in May 2002 and coincides with the period we were allowed to complete extraction activities at one of the sites. An additional $2.8 million was received for peat inventory sold to English Nature which will be used for restoration activities to be conducted at the various sites. We will also receive compensation for services rendered from time to time in assisting English Nature in restoration activities. Further amounts of $2.9 million will be payable to us on cessation of peat extraction on the remaining site before October 2004 and the final transfer of interests in the property. This agreement is not expected to have an impact on our ability to source these raw materials.

     Cash used in investing activities was $66.6 million for the first nine months of fiscal 2002 compared to $70.7 million in the prior year period. Investments in acquired businesses declined due to the acquisition of Substral at the end of the first quarter of fiscal 2001 while payments on seller notes increased because of payments made on the Substral deferred purchase obligation in fiscal 2002. Cash payments on acquisitions completed by Scotts LawnService(R) during both years were similar. However, the total value of acquisitions by Scotts LawnService(R) in the first half of fiscal 2002 was up by over $15 million from the first half of fiscal 2001.

     In March 2002, an arbitration with Rhone-Poulenc Jardin concerning the amount paid for businesses acquired in 1998 was settled for a cash payment to Scotts of $10.4 million of which $0.8 million was interest. After payment of legal fees of $2.6 million, the net proceeds of $6.9 million were recorded as reductions in goodwill and other indefinite-lived intangible assets.

     Financing activities used cash of $29.8 million for the first nine months of fiscal 2002 compared to providing $45.7 million in the prior year. The decrease in cash from financing activities was primarily due to the repayment of borrowings under our credit facility in fiscal 2002 from increased cash provided by operations during the first nine months of fiscal 2002 compared to fiscal 2001 as noted above, partially offset by the $70 million issuance of senior subordinated notes in January 2002. The net proceeds of this issuance were used to pay down borrowings on our revolving credit facility.

     Our primary sources of liquidity are funds generated by operations and borrowings under our credit facility. The credit facility provides for borrowings in the aggregate principal amount of $1.1 billion and consists of term loan facilities in the aggregate amount of $525 million and a revolving credit facility in the amount of $575 million.

     Total debt was $836.0 million as of June 29, 2002, a decrease of $60.7 million compared with total debt at June 30, 2001 of $896.7 million. The decrease in debt compared to the prior year was primarily due to scheduled debt repayments on our term loans during fiscal 2001 and the repayment of all borrowings on our revolver as of June 29, 2002 due to improved cash flow from operations.

     We did not repurchase any treasury shares in fiscal 2001 or in the first three quarters of fiscal 2002.

     Scotts has no off balance sheet financing except for operating leases which are disclosed in the Notes to Consolidated Financial Statements included in our fiscal 2001 Annual Report on Form 10-K or any financial arrangements with any related parties. All related party transactions are with and between our subsidiaries or management. All material intercompany transactions are eliminated in our consolidated financial statements. All transactions with management are fully described and disclosed in our proxy statement. Such transactions pertain primarily to office space provided to and administrative services provided by Hagedorn Partnership, L.P. and do not exceed $150,000 per annum.

     In late April 2002, a jury awarded us payment of $22.5 million for amounts owed to us by Central Garden & Pet, a former distributor. At the same time, we were ordered to pay Central Garden & Pet $12.1 million for fees and credits owed to them. The verdict is subject to further revision by post trial motions and is also appealable. The final outcome cannot be determined until the final judgment is entered by the court and all appeals, if any, are concluded. We are unable to predict at this time when the determination of a final amount will occur.

     In July 2002, our Board of Directors approved a plan to significantly improve the profitability of the International business; both consumer and professional. The plan includes implementation of an SAP platform throughout Europe, as well as efforts to optimize operations in the United Kingdom, France and Germany, and create a global supply chain. We expect there will be a significant cash outlay to implement this plan fully over the next three fiscal years.

     In our opinion, cash flows from operations and capital resources will be sufficient to meet debt service and working capital needs during fiscal 2002, and thereafter for the foreseeable future. However, we cannot ensure that our business groups will generate sufficient cash flow from operations or that future borrowings will be available under our credit facilities in amounts sufficient to pay indebtedness or fund other liquidity needs. Actual results of operations will depend on numerous factors, many of which are beyond our control. We cannot ensure that we will be able to refinance any indebtedness, including our credit facility, on commercially reasonable terms, or at all.

ENVIRONMENTAL MATTERS

     We are subject to local, state, federal and foreign environmental protection laws and regulations with respect to our business operations and believe we are operating in substantial compliance with, or taking action aimed at ensuring compliance with, such laws and regulations. We are involved in several legal actions with various governmental agencies related to environmental matters. While it is difficult to quantify the potential financial impact of actions involving environmental matters, particularly remediation costs at waste disposal sites and future capital expenditures for environmental control equipment, in the opinion of management, the ultimate liability arising from such environmental matters, taking into account established reserves, should not have a material adverse effect on our financial position; however, there can be no assurance that the resolution of these matters will not materially affect future quarterly or annual operating results.

RELATIONSHIPS WITH CUSTOMERS

     We do not have long-term sales agreements or other contractual assurances as to future sales to any of our major retail customers. In addition, continued consolidation in the retail industry has resulted in an increasingly concentrated retail base in North America. To the extent such concentration continues to occur, our net sales and operating income may be increasingly sensitive to a deterioration in the financial condition of, or other adverse developments involving our relationship with, one or more customers. As a result of consolidation in the retail industry, our customers are able to exert increasing pressure on us with respect to pricing and payment terms.

KMART

     Kmart, one of our largest customers, filed for bankruptcy relief under Chapter 11 of the bankruptcy code on January 22, 2002. Following such filing, we recommenced shipping products to Kmart, and we intend to continue shipping products to Kmart for the foreseeable future. If Kmart does not successfully emerge from its bankruptcy reorganization, our business could be adversely affected. We believe the reserves we have recorded for amounts due from Kmart as of the date of its bankruptcy filing are adequate.

                                    BUSINESS

COMPANY OVERVIEW

     The Scotts Company, an Ohio corporation, traces its heritage back to a company founded by O.M. Scott in Marysville, Ohio in 1868. In the mid 1900's, we became widely known for the innovation and development of quality lawn fertilizers and grass seeds that led to the creation of a new industry -- consumer lawn care. Today, the Scotts(R), Miracle-Gro(R), Ortho(R) and Roundup(R) brands make us one of the most widely recognized companies in lawn and garden care in the United States. For our fiscal year ended September 30, 2001, revenues, net income and adjusted EBITDA (as defined herein) were $1.7 billion, $15.5 million and $255.7 million, respectively. For the nine months ended June 29, 2002, revenues, net income and adjusted EBITDA were $1.5 billion, $95.2 million and $279.3 million, respectively, compared to $1.5 billion, $78.9 million and $270.9 million, respectively, for the nine months ended June 30, 2001.

     In the 1990's, we significantly expanded our product offering by acquiring two additional leading brands in the U.S. consumer lawn and garden industry. In fiscal 1995, through a merger, we acquired the Miracle-Gro(R) brand, the industry leader in water-soluble garden plant foods. In fiscal 1999, we acquired the Ortho(R) brand and exclusive rights to market the consumer Roundup(R) brand, thereby adding industry-leading pesticides and herbicides to our controls portfolio. We are among the most widely recognized marketers and manufacturers of products for lawns, gardens and professional horticulture, and we are rapidly expanding into the lawn care service industry through our Scotts LawnService(R) business. We believe that our market leadership is driven by our leading brands, consumer-focused advertising, superior product performance and the strength of our extensive relationships with major U.S. retailers in our categories.

     In 1997, our presence in Europe expanded with the acquisition of several established brands. We now have a strong presence in the consumer lawn and garden business in the United Kingdom, France and Germany, and expect to increase our share in these markets through consumer-focused marketing, a model we have successfully followed in the United States. We also have a presence in the remaining European countries, Australia, the Far East, Latin America and South America.

     We are among the most widely recognized marketers and manufacturers of products for lawns, gardens, professional turf and horticulture. We believe that our market leadership is driven by our leading brands, consumer-focused marketing, product performance and extensive relationships with major U.S. retailers. Our portfolio of consumer brands, each of which we believe holds a top one or two leading market share position in its respective U.S. markets, includes the following:

     - Hyponex(R)

     - Miracle-Gro(R)

     - Ortho(R)

     - Osmocote(R)

     - Roundup(R) (a registered trademark of Monsanto Technology LLC)

     - Scotts(R)

     - Turf Builder(R)

     Our portfolio of European Union brands includes the following:

     - Celaflor(R)

     - Fertiligene(R)

     - KB(R)

     - Levington(R)

     - Miracle-Gro(R)

     - Nexa-Lotte(R)

     - Shamrock(R)

     - Substral(R)

     - Weedol(R)

BUSINESS SEGMENTS

     We divide our business into four reporting segments:

     - North American Consumer;

     - Scotts LawnService(R);

     - Global Professional; and

     - International Consumer.

  NORTH AMERICAN CONSUMER

     In our North American Consumer segment, we manufacture and market products that provide fast, easy and effective assistance to homeowners who seek to nurture beautiful, weed and pest-free lawns, gardens and indoor plants. These products are sold under brand names that people know and trust, and that incorporate many of the best technologies available to us. These products include:

     Turf Builder(R). We sell a complete line of granular lawn fertilizer, weed control, pest control and combination products under the Scotts(R) Turf Builder(R) brand name. The Turf Builder(R) line of products is designed to make it easy for do-it-yourself consumers to select and properly apply the right product in the right quantity for their lawns.

     Miracle-Gro(R). We sell a complete line of water-soluble plant foods under the Miracle-Gro(R) brand name. These products are designed to be dissolved in water, creating a diluted nutrient solution which is poured over plants or sprayed through an applicator and rapidly absorbed by a plant's roots and leaves. Miracle-Gro(R) products are specially formulated to give different kinds of plants the right kind of nutrition. While Miracle-Gro(R) All-Purpose Water-Soluble Plant food is the leading product in the Miracle-Gro(R) line by market share, the Miracle-Gro(R) line includes other products such as Miracle-Gro(R) Rose Plant Food, Miracle-Gro(R) Tomato Plant Food, Miracle-Gro(R) Lawn Food and Miracle-Gro(R) Bloom Booster(R). Miracle-Gro continues to look for ways to improve the convenience of its products for the consumer. The Miracle-Gro(R) Garden Feeder provides consumers with an easy, fast and effective way to feed all the plants in their garden. We are also introducing a high quality, slow release line of Miracle-Gro(R) plant foods for extended feeding convenience.

     Ortho(R). We sell a broad line of weed control, indoor and outdoor pest control and plant disease control products under the Ortho(R) brand name. Ortho(R) products are available in aerosol, liquid ready-to-use, concentrated, granular and dust forms. Ortho(R) products include Weed-B-Gon(R) to control weeds, Brush-B-Gon(R) to control brush, and Bug-B-Gon(R), RosePride(R), Ortho-Klor(R), Ant-Stop(R), Orthene(R) Fire Ant control, Ortho(R) Home Defense(R) and Flea-B-Gon(R) to control pests.

     Growing Media. We sell a complete line of growing media products for indoor and outdoor uses under the Miracle-Gro(R), Scotts(R), Hyponex(R) and EarthGro(R) brand names, as well as other labels. These products include retail potting soils, garden soils, topsoil, manures, sphagnum peat and decorative barks and mulches. The addition of Miracle-Gro(R) fertilizers to potting soils and garden soils has turned low-margin commodity products into value-added brand leaders.

     Roundup(R). In 1998, we entered into a long-term marketing agreement with Monsanto and became Monsanto's exclusive agent for the marketing and distribution of consumer Roundup(R) non-selective herbicide products in the consumer lawn and garden market within the United States and certain other specified countries, including Australia, Austria, Canada, France, Germany and the United Kingdom.

     Other Products. We manufacture and market three lines of high quality lawn spreaders under the Scotts(R) brand name: SpeedyGreen(R) rotary spreaders, AccuGreen(R) drop spreaders and Handy Green II(R) lawn spreaders. We sell a line of hose-end applicators for water-soluble plant foods such as Miracle-Gro(R) products, and lines of applicators under the Ortho(R), Dial 'N Spray(R), Whirlybird(R) and Pull 'N Spray(R) trademarks for the application of certain insect control products. We also sell numerous varieties and blends of high quality grass seed, many of them proprietary, designed for different conditions and geographies. These consumer grass seed products are sold under the Scotts(R) Pure Premium(R), Scotts(R) Turf Builder(R), Scotts(R) and PatchMaster(R) brands.

  SCOTTS LAWNSERVICE(R).

     In addition to our products, we provide residential lawn care, tree and shrub care and external pest control services through our Scotts LawnService(R) business. These services consist primarily of fertilizer, weed control, pest control and disease control applications.

  GLOBAL PROFESSIONAL

     Through our Global Professional segment, we sell professional products to commercial nurseries, greenhouses, landscape service providers and specialty crop growers in North America and internationally in many locations including Africa, Australia, the Caribbean, the European Union, Japan, Latin America, the Middle East, New Zealand and Southeast Asia.

     We also sell a broad line of sophisticated controlled-release fertilizers, water-soluble fertilizers, pesticide products, wetting agents and growing media products to international commercial customers under brand names that include Banrot(R), Metro-Mix(R), Miracle-Gro(R), Osmocote(R), Peters(R), Poly-S(R), Rout(R), ScottKote(R), Shamrock(R) and Sierra(R).

  INTERNATIONAL CONSUMER

     In our International Consumer segment, we sell consumer lawn and garden products in over 25 countries outside of North America. Our International Consumer segment also manages and markets the consumer Roundup(R) business with Monsanto outside of North America under a long-term marketing agreement.

     Our International Consumer products and brand names vary from country to country depending upon the market conditions, brand name strength and the nature of our strategic relationships in a given country. For example, in the United Kingdom, we sell Miracle-Gro(R) plant fertilizers, Weedol(R) and Pathclear(R) herbicides, EverGreen(R) lawn fertilizer and Levington(R) growing media. Our other international brands include KB(R) and Fertiligene(R) in France, Celaflor(R), Nexa-Lotte(R) and Substral(R) in Germany and Austria, and ASEF(R), KB(R) and Substral(R) in the Benelux countries.

RESEARCH AND DEVELOPMENT

     We believe strongly in the benefits of research and development, and we continually invest in research and development to improve on existing products, manufacturing processes, and packaging and delivery systems, and to develop new products, manufacturing processes and packaging and product delivery systems. In fiscal 2001, 2000 and 1999, we spent nearly $24.7 million (1.5% of our net sales), $24.1 million (1.5% of our net sales) and $21.7 million (1.4% of our net sales), respectively, on research and development, including environmental and regulatory expenses. We believe that our long-standing commitment to innovation has benefited us, as evidenced by a portfolio of patents worldwide that support most of our fertilizers and many of our grass seeds and application devices. In addition to the benefits of our own research and development, we benefit from the research and development activities of our suppliers.

     Our research and development headquarters for North America are located at the Dwight G. Scott Research Center in Marysville, Ohio. We also have research and development facilities in Levington, the United Kingdom; Ecully, France; Ingelheim, Germany; Heerlen, the Netherlands and Sydney, Australia, as well as several research field stations located throughout the United States.

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BIOTECHNOLOGY

     In addition to our traditional research and development activities, we are currently conducting biotechnology research with the goal of developing turfgrass varieties and plants that consumers would find more desirable than conventionally developed varieties. Before a product enhanced by biotechnology may be sold in the United States, it must be "deregulated" by appropriate governmental agencies. We have not submitted a petition for deregulation with regard to any such product; however, we intend to submit a petition for deregulation of a creeping bentgrass product enhanced by biotechnology in the near future. There can be no assurance that if we submit a petition for deregulation of this bentgrass product or any other product enhanced by biotechnology, the petition will be approved, or that if approved and commercially introduced by us, any such product will generate any revenues for us or contribute to our earnings. As with all products commercially introduced by us, any product enhanced by biotechnology will meet and may exceed all legally required testing and safety standards prior to introduction.

TRADEMARKS, PATENTS AND LICENSES

     The Scotts(R), Miracle-Gro(R), Hyponex(R) and Ortho(R) brand names and logos, as well as a number of product trademarks, including Turf Builder(R), Osmocote(R) and Peters(R), are federally and/or internationally registered and are considered material to our business. We regularly monitor our trademark registrations, which are generally effective for ten years, so that we can renew those nearing expiration.

     As of September 30, 2001, we held over 90 issued patents in the United States covering fertilizer, chemical and growing media compositions and processes, grasses and application devices. Many of these patents have also been issued in numerous countries around the world, bringing our total worldwide patents to more than 300. International patents are subject to annual renewal, with patent protection generally extending to 20 years from the date of filing. Many of our patents extend well into the next decade. In addition, we continue to file new patent applications each year. Currently, we have over 190 pending patent applications worldwide. We also hold exclusive and non-exclusive patent licenses from various raw material suppliers, permitting the use and sale of additional patented fertilizers and pesticides.

     During fiscal 2001, we were granted a number of new U.S. patents covering methylene-urea and coated fertilizers, as well as novel application devices and growing media compositions.

     One of our material methylene-urea patents expired in July 2001. This product composition patent covered Scotts(R) Turf Builder(R), Scotts(R) Turf Builder(R) with Plus 2(R) Weed Control and Scotts(R) Turf Builder(R) with Halts(R) Crabgrass Control, among other products. These products are also the subject of a separate patent extending to 2010, which covers the current and preferred manufacturing method for producing these products. Although these products possibly could be manufactured by an alternative method, we believe that the higher manufacturing costs to replicate these products and the strength of the Scotts(R) brand should lessen the likelihood of product duplication by any competitor.

ROUNDUP(R) MARKETING AGREEMENT

     On September 30, 1998, we entered into a marketing agreement with Monsanto and became Monsanto's exclusive agent for the marketing and distribution of consumer Roundup(R) products in the consumer lawn and garden market within the United States and other specified countries, including Australia, Austria, Canada, France, Germany and the United Kingdom. In addition, if Monsanto develops new products containing glyphosate, the active ingredient in Roundup(R), or other non-selective herbicides, we have specified rights to market those products in the consumer lawn and garden market. Glyphosate is no longer subject to a patent in the United States or elsewhere.

     Under the marketing agreement, we and Monsanto are jointly responsible for developing global consumer and trade marketing programs for Roundup(R). We have assumed responsibility for sales support, merchandising, distribution and logistics for Roundup(R). Monsanto continues to own the consumer Roundup(R) business and provides significant oversight of its brand. In addition, Monsanto continues to own and operate the agricultural Roundup(R) business. A steering committee comprised of two Scotts designees and two

Monsanto designees has ultimate oversight over the consumer Roundup(R) business. In the event of a deadlock, the president of Monsanto's agricultural division is entitled to the tie-breaking vote.

     We are compensated under the marketing agreement based on the success of the consumer Roundup(R) business in the markets covered by the agreement. In addition to recovering out-of-pocket costs on a fully burdened basis, we receive a graduated commission to the extent that the earnings before interest and taxes of the consumer Roundup(R) business in the included markets exceed specified thresholds. Regardless of these earnings, we are required to make an annual contribution payment against the overall expenses of the Roundup(R) business. For fiscal 2001, this contribution payment was $15 million and for fiscal 2002, it will be $20 million. Beginning in fiscal 2003 until 2018 or the earlier termination of the agreement, the annual contribution payment will be $25 million and may be higher if certain significant earnings targets are achieved.

     Our net commission under the marketing agreement is equal to the graduated commission amount described above less the applicable contribution payment and amortization of the marketing rights advance payment. The net commission is the amount that we actually recognize on our consolidated statements of operations. For fiscal 2001, the net commission was $20.8 million.

     The marketing agreement has no definite term, except as it relates to the European Union countries. With respect to the European Union countries, the initial term of the marketing agreement extends through September 30, 2005. After September 30, 2005, the parties may agree to renew the agreement with respect to the European Union countries for three successive terms ending on September 30, 2008, 2015 and 2018, respectively. However, if Monsanto does not agree to any of the extension periods with respect to the European Union countries, the commission structure will be recalculated in a manner likely to be favorable to us.

     Monsanto has the right to terminate the marketing agreement upon certain specified events of default by Scotts, including uncured material breach, material fraud, material misconduct or egregious injury to the Roundup(R) brand. Monsanto also has the right to terminate the agreement upon a change of control of Monsanto or the sale of the consumer Roundup(R) business, so long as the termination occurs later than September 30, 2003. In addition, Monsanto may terminate the agreement within specified regions, including North America, for specified declines in the consumer Roundup(R) business.

     We have rights similar to Monsanto's to terminate the marketing agreement upon an uncured material breach, material fraud or material willful misconduct by Monsanto. In addition, we may terminate the agreement upon Monsanto's sale of the consumer Roundup(R) business or in certain other circumstances, in which case we would not be able to collect the termination fee described below.

     If Monsanto terminates the marketing agreement upon a change of control of Monsanto or the sale of the consumer Roundup(R) business, or if we terminate the agreement upon an uncured material breach, material fraud or material willful misconduct by Monsanto, we will be entitled to receive a termination fee of up to $185 million if the termination occurs prior to September 30, 2003, with the termination fee declining over time to $100 million if the termination occurs prior to September 30, 2008.

     Monsanto has agreed to provide us with notice of any proposed sale of the consumer Roundup(R) business, allow us to participate in the sale process and negotiate in good faith with us with respect to a sale. If the sale is run as an auction, we would be entitled to a 15-day exclusive negotiation period following the submission of all bids to Monsanto. In the event that we acquire the consumer Roundup(R) business in such a sale, we would receive credit against the purchase price in the amount of the termination fee that would otherwise have been paid to us upon termination by Monsanto of the marketing agreement upon the sale. If Monsanto decides to sell the consumer Roundup(R) business to another party, we must let Monsanto know whether we intend to terminate the marketing agreement and forfeit any right to a termination fee or whether we will agree to continue to perform under the agreement on behalf of the purchaser, unless and until the purchaser terminates our services and pays the applicable termination fee.

COMPETITION

     Each of our segments participates in markets that are highly competitive. Many of our competitors sell their products at prices lower than ours, and we compete primarily on the basis of product quality, product performance, value, brand strength and advertising.

     In the North American consumer do-it-yourself lawn and garden markets and pest control markets, we compete against "control label" products as well as branded products. "Control label" products are those sold under a retailer-owned label or a supplier-owned label, which are sold exclusively at a specific retail chain. The control label products that we compete with include Vigoro(R) products sold at Home Depot, Sta-Green(R) products sold at Lowe's, Sam's American Choice(R) products sold at Wal*Mart and KGro(R) products sold at Kmart. Our competitors in branded lawn and garden products and the consumer pest control markets include United Industries Corporation, Pursell Industries, Inc., Bayer AG, Central Garden & Pet Company, Lesco, Inc., Schultz Co., Garden Tech, Enforcer Products, Inc., Green Light Company and Lebanon Chemical Corp. TruGreen-ChemLawn, a division of ServiceMaster, has a majority of the market share in the U.S. lawn care service market and has a substantially larger share of this market than our Scotts LawnService(R). With respect to growing media products, in addition to nationally distributed, branded competitive products, we face competition from regional competitors who are able to compete effectively on the basis of price.

     In the North American professional horticulture markets, we face a broad range of competition from numerous companies ranging in size from multi-national chemical and fertilizer companies such as Dow AgroSciences Company, Uniroyal Chemical Corporation and Chisso-Asahi Fertilizer Co. Ltd., to smaller, specialized companies such as Pursell Technologies, Inc., Sun Gro-U.S. (a Division of Hines Horticulture, Inc.) and Fafard, Inc. Some of these competitors have significant financial resources and research departments that may allow them to compete effectively with us.

     The international professional horticulture markets in which we compete are also very competitive, particularly the markets for controlled-release and water-soluble fertilizer products. We have numerous U.S. and European competitors in these international markets, including Pursell Industries, Inc., Lesco, Inc., Compo GmbH, Norsk Hydro ASA, Haifa Chemicals Ltd. and Kemira Oyj. We also face competition from control label products.

     Internationally, we face strong competition in the lawn and garden market, particularly in Europe. Our competitors in the European Union include Bayer AG, Kali & Salz (Compo, Algoflash brands) and a variety of local companies.

SIGNIFICANT CUSTOMERS

     Seventy-two percent of our worldwide net sales in fiscal year 2001 were made by our North American Consumer segment. Within the North American Consumer segment, 34% of our net sales in fiscal 2001 were made to Home Depot, 17% to Wal*Mart, 11% to Lowe's and 10% to Kmart. We face strong competition for the business of these significant customers. The loss of any of these significant customers or a substantial decrease in the volume or profitability of our business with any of these customers could have a material adverse effect on our earnings and profits.

STRATEGIC INITIATIVES

  SINGLE SALES FORCE/SUPPLY CHAIN

     Prior to fiscal 2001, our North American operations were aligned in business units (e.g. Lawns, Ortho, Gardens, Growing Media) that operated semi-autonomously from each other. Each business unit had a separate sales force that contacted a largely common customer base and each business unit directed separate marketing campaigns. Supply chain (manufacturing and distribution) activities were also partly autonomous. In order to meet the needs of a changed marketplace, where a few companies comprise a major portion of the retail home and garden market, we redesigned, in fiscal 2001, the manner in which the Lawns, Ortho and Gardens business units go to market with their customers. The Growing Media business unit, due to its production and sale of locally produced products, was unaffected by this change.

     The major changes initiated in fiscal 2001 were the creation of a single sales force aligned around our key customers, a reduction in the use of distributors and agents to service customers, coordination of product warehousing and delivery of ordered products to our customers, and coordination of marketing programs. Further refinement of this process is continuing in fiscal 2002 and has led to further restructuring charges.

  ENTERPRISE RESOURCE PLANNING SYSTEM

     The consolidation of the sales force and the rationalization of our supply chain could not have been achieved without a robust ERP system. We have spent $55 million to acquire and implement SAP software in North America. SAP is intended to enable the smooth coordination of a centralized order entry system, allowing production scheduling through company-owned and outsourced manufacturing facilities, efficient distribution through a network of warehouses around the country, real-time access to our transaction information and a data warehouse to track our business activity.

  REDUCTION IN FORCE/RESTRUCTURING

     During fiscal 2001, in an effort to improve our profitability and increase our return on invested capital, we decided to close several facilities in the United States and Europe, limit headcount, eliminate redundancy in the North American sales force and supply chain, consolidate the world headquarters and North American headquarters at our main facility in Marysville, Ohio, eliminate certain product lines and reevaluate or exit certain contractual relationships. In the third and fourth quarters of fiscal 2001, as these decisions were being finalized or, in the case of the headcount limitation, communicated to the affected associates, we recorded restructuring and other charges totaling $75.7 million. Of these costs, approximately $48.0 million will require cash outlay and approximately $27.7 million will be in the form of asset write-downs. Additional costs, estimated at approximately $4.5 million related to the relocation of employees and equipment and inventory, are expected to be incurred and recorded as expense in fiscal 2002. Under generally accepted accounting principles in the United States, these costs cannot be accrued in advance of when they actually occur. Additional restructuring costs or other charges may be incurred in fiscal 2002 as our evaluation of operations, profitability and return on invested capital continues.

SEASONALITY AND BACKLOG

     Our business is highly seasonal with approximately 77% and 75% of our net sales occurring in our second and third quarters of fiscal 2001 and 2000, respectively, excluding Roundup(R) product sales.

     Consistent with prior years, we anticipate that significant orders for the upcoming spring season will start to be received late in the first fiscal quarter and continue through the spring season. Historically, substantially all orders are received and shipped within the same fiscal year with minimal carryover of open orders at the end of the fiscal year.

RAW MATERIALS

     We purchase raw materials for our products from various sources that we presently consider to be adequate, and no one source is considered essential to any of our segments or to our business as a whole. We are subject to market risk from fluctuating market prices of certain raw materials, including urea and other chemicals and paper and plastic products. Our objectives surrounding the procurement of these materials are to ensure continuous supply and to minimize costs. We seek to achieve these objectives through negotiation of contracts with favorable terms directly with vendors. We do not enter into forward contracts or other market instruments as a means of achieving our objectives or minimizing our risk exposures on these materials.

DISTRIBUTION

     The primary distribution centers for our North American Consumer businesses are located at or near our manufacturing plants in Marysville, Ohio and Fort Madison, Iowa and contract packaging facilities in Sullivan, Missouri for Ortho(R) and Roundup(R) products and three other contract packaging facilities located throughout the United States for Miracle-Gro(R) products. In addition, we also use nine regional distribution centers located in strategic areas across the United States for direct service to customers during peak periods. While the majority of truck shipments are made by contract carriers, a portion is made by our own fleet of leased trucks.

     Our Global Professional business produces horticultural products at one growing media and two fertilizer manufacturing facilities located in the United States and one fertilizer manufacturing facility located in Heerlen, the Netherlands. The majority of shipments is made via common carriers through distributors in the United States and a network of public warehouses in Europe. Global Professional products for the United Kingdom are warehoused and shipped from warehouses in Daventry (Northamptonshire) and Chasetown (Staffordshire), in the United Kingdom.

     Our International Consumer business uses production facilities in Howden (East Yorkshire) and Bramford (Suffolk), in the United Kingdom and distributes products for the U.K. markets through the Daventry warehouse. Fertilizers and pesticide products manufactured in Bourth, France are shipped to customers via a central distribution center located in Savigny, France. Growing media products are packaged at Hatfield in the United Kingdom for local delivery and are also produced in Hautmont, France for continental European customers.

EMPLOYEES

     As of September 30, 2001, we employed 3,251 full-time workers in the United States and an additional 1,234 full-time employees located outside the United States. During peak production periods, we engage as many as 1,212 temporary workers in the United States and 50 temporary workers internationally.

     None of our U.S. employees are members of a union, with the exception of 26 employees at our Milpitas, California facility, who are represented by the International Chemical Workers Union Council/ United Food and Commercial Workers Union. Approximately 120 of our full-time U.K. employees are members of the Transport and General Workers Union and have full collective bargaining rights. An undisclosed number of our full-time employees at our international headquarters office in Ecully, France are members of the Confederation Generale des Cadres, Confederation Francaise Democratique du Travail and Confederation Generale du Travail, participation in which is confidential under French law. In addition, a number of union and non-union full-time employees are members of works councils at three sites in Bourth, Hautmont and Ecully, France, and a number of non-union employees are members of works councils in Ingelheim, Germany. Works councils represent employees on labor and employment matters and manage social benefits. We consider our current relationships with our employees, both unionized and non-unionized, U.S. and international, to be good.

ENVIRONMENTAL AND REGULATORY CONSIDERATIONS

     Local, state, federal and foreign laws and regulations relating to environmental matters affect us in several ways. In the United States, all products containing pesticides must be registered with the United States Environmental Protection Agency (and similar state agencies) before they can be sold. The inability to obtain or the cancellation of any such registration could have an adverse effect on our business, the severity of which would depend on the products involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute chemicals, but there can be no assurance that we will continue to be able to avoid or minimize these risks. Fertilizer and growing media products are also subject to state and foreign labeling regulations. Our manufacturing operations are subject to waste, water and air quality permitting and other regulatory requirements of federal and state agencies.

     The Food Quality Protection Act, enacted by the U.S. Congress in August 1996, establishes a standard for food-use pesticides, which standard is the reasonable certainty that no harm will result from the cumulative effects of pesticide exposures. Under this act, the U.S. EPA is evaluating the cumulative risks from dietary and non-dietary exposures to pesticides. The pesticides in our products, certain of which may be used on crops processed into various food products, are typically manufactured by independent third parties and continue to be evaluated by the U.S. EPA as part of this exposure risk assessment. The U.S. EPA or the third party registrant may decide that a pesticide we use in our products will be limited or made unavailable to us, such as has occurred in past years with regard to diazinon and chlorpyrifos. We cannot predict the outcome or the severity of the effect of these continuing evaluations.

     In addition, the use of certain pesticide and fertilizer products is regulated by various local, state, federal and foreign environmental and public health agencies. These regulations may include requirements that only certified or professional users apply the product or that certain products be used only on certain types of locations (such as "not for use on sod farms or golf courses"), may require users to post notices on properties to which products have been or will be applied, may require notification to individuals in the vicinity that products will be applied in the future or may ban the use of certain ingredients. We believe that we are operating in substantial compliance with, or taking action aimed at ensuring compliance with, these laws and regulations. Compliance with these regulations and the obtaining of registrations does not assure, however, that our products will not cause injury to the environment or to people under all circumstances.

     State and federal authorities generally require growing media facilities to obtain permits (sometimes on an annual basis) in order to harvest peat and to discharge storm water run-off or water pumped from peat deposits. The state permits typically specify the condition in which the property must be left after the peat is fully harvested, with the residual use typically being natural wetland habitats combined with open water areas. We are generally required by these permits to limit our harvesting and to restore the property consistent with the intended residual use. In some locations, these facilities have been required to create water retention ponds to control the sediment content of discharged water.

     Regulations and environmental concerns also exist surrounding peat extraction in the United Kingdom and the European Union. In August 2000, English Nature, the nature conservation advisory body to the U.K. government notified us that three of our peat harvesting sites in the United Kingdom were under consideration as possible "Special Areas of Conservation" under European Union law. In April 2002, we reached agreement with English Nature to transfer our interests in the properties and for the immediate cessation of all but a limited amount of peat extraction on one of the three sites. As a result of this agreement we have withdrawn our objection to the proposed European designations as Special Areas of Conservation and will undertake restoration work on the sites, for which we will receive additional consideration from English Nature. We believe that we have sufficient raw material supplies available to replace the peat extracted from such sites.

REGULATORY ACTIONS

     In June 1997, the Ohio Environmental Protection Agency initiated an enforcement action against us with respect to alleged surface water violations and inadequate treatment capabilities at our Marysville facility and seeking corrective action under the federal Resource Conservation and Recovery Act. The action relates to several discontinued on-site disposal areas which date back to the early operations of the Marysville facility that we had already been assessing voluntarily. On December 3, 2001, an agreed judicial Consent Order was submitted to the Union County Common Pleas Court and was entered by the court on January 25, 2002.

     Now that the Consent Order has been entered, we have paid a $275,000 fine and must satisfactorily remediate the Marysville site. We have continued our remediation activities with the knowledge and oversight of the Ohio EPA. We completed an updated evaluation of our expected liability related to this matter based on the fine paid and remediation actions that we have taken and expect to take in the future. We recorded a charge of $3 million in the third quarter of fiscal 2002 to increase our reserve based on the latest estimates.

     In addition to the dispute with the Ohio EPA, we are negotiating with the Philadelphia District of the U.S. Army Corps of Engineers regarding the terms of site remediation and the resolution of the Corps' civil penalty demand in connection with our prior peat harvesting operations at our Lafayette, New Jersey facility. We are also addressing remediation concerns raised by the Environment Agency of the United Kingdom with respect to emissions to air and groundwater at our Bramford (Suffolk), United Kingdom facility. We have reserved for our estimates of probable losses to be incurred in connection with each of these matters.

     At June 29, 2002, $8.7 million was accrued for the environmental and regulatory matters described herein. The significant component of this accrual are costs for site remediation of $6.9 million. The significant portion of the costs accrued as of June 29, 2002, are expected to be paid in fiscal 2003 and 2004; however, payments could be made for a period thereafter.

     We believe that the amounts accrued as of June 29, 2002 are adequate to cover our known environmental exposures based on current facts and estimates of likely outcome. However, the adequacy of these accruals is based on several significant assumptions:

     - that we have identified all of the significant sites that must be remediated;

     - that there are no significant conditions of potential contamination that are unknown to us; and

     - that with respect to the agreed judicial Consent Order in Ohio, that potentially contaminated soil can be remediated in place rather than having to be removed and only specific stream segments will require remediation as opposed to the entire stream.

     If there is a significant change in the facts and circumstances surrounding these assumptions, it could have a material impact on the ultimate outcome of these matters and our results of operations, financial position and cash flows.

     For the nine months ended June 29, 2002, we incurred approximately $4.9 million in environmental expenses, compared with approximately $0.6 million in environmental capital expenditures and $2.1 million in other environmental expenses for fiscal 2001. Included in the $4.9 million is a $3.0 million increase in the accrual for future costs related to site remediation as described above. We anticipate that environmental capital expenditures and other environmental expenses for the remainder of fiscal 2002 will not be significant in comparison to the nine months ended June 29, 2002.

PROPERTIES

     We have fee or leasehold interests in approximately 120 properties.

     We lease land from the Union County Community Improvement Corporation in Marysville, Ohio for our headquarters and the Dwight G. Scott Research Center for our research and development functions. We own property in Marysville, Ohio for our manufacturing and distribution facilities. Combined, these facilities are situated on approximately 875 acres of land. During fiscal 2001, we leased space in downtown Columbus, Ohio for our World Headquarters office, which we closed in September 2001 and relocated to the Marysville, Ohio facility.

     The North American Consumer business uses three research facilities. We own one in Apopka, Florida, another in Gervais, Oregon, and lease the third in Waterloo, New York. We also own a production facility which encompasses 27 acres in Fort Madison, Iowa and lease a spreader and other durable components manufacturing facility in Temecula, California. We operate 24 growing media facilities in 21 states; 20 of which are owned by us and four of which are leased. Most of our growing media facilities include production lines, warehouses, offices and field processing areas. As of October 1, 2001, we had one compost facility, located at a bagging facility in Lebanon, Connecticut. We lease property for 38 lawn care service centers in Connecticut, Georgia, Illinois, Indiana, Kansas, Kentucky, Maryland, Michigan, Missouri, Nebraska, New Jersey, Ohio, Pennsylvania and Rhode Island. We also lease sales offices in Atlanta, Georgia; Troy, Michigan; Wilkesboro, North Carolina; Rolling Meadows, Illinois; and Bentonville, Arkansas.

     The Global Professional business has offices in Marysville, Ohio and Waardenburg, the Netherlands and a manufacturing facility in Heerlen, the Netherlands. We also lease three manufacturing facilities for Global Professional horticultural products in Milpitas, California; North Charleston, South Carolina; and Travelers Rest, South Carolina.

     The International Consumer business leases its U.K. office, located in Godalming (Surrey); French headquarters and local operations office, located in Ecully; and German office, located in Ingelheim. We own manufacturing facilities in Howden, Hatfield and Swinefleet (East Yorkshire) and Bramford (Suffolk) in the

United Kingdom. We also own the Hautmont plant in France, which is a blending and bagging facility for growing media; and a plant in Bourth, France, that we use for formulating, blending and packaging control products for the consumer market. The manufacturing site in Heerlen, the Netherlands is also used to produce and pack coated fertilizers for the consumer market. We maintain a sales and research and development facility at our Ingelheim, Germany site. We lease a sales office in Saint Niklaas, Belgium. As a result of the Ortho(R) acquisition, we acquired a plant in Corwen, United Kingdom.

     We lease warehouse space throughout the United States and continental Europe as needed.

     We believe that our facilities are adequate to serve their intended purposes at this time and that our property leasing arrangements are satisfactory.

LEGAL PROCEEDINGS

     In addition to the several pending environmental matters, we are involved in a number of potentially material legal proceedings.

  AGREVO ENVIRONMENTAL HEALTH, INC.

     On June 3, 1999, AgrEvo Environmental Health, Inc. (which subsequently changed its name to Aventis Environmental Health Science USA LP) filed a complaint in the U.S. District Court for the Southern District of New York, against Scotts, a subsidiary of Scotts and Monsanto seeking damages and injunctive relief for alleged antitrust violations and breach of contract by Scotts and its subsidiary and antitrust violations and tortious interference with contract by Monsanto. Scotts purchased a consumer herbicide business from AgrEvo in May 1998. AgrEvo claims in the suit that Scotts' subsequent agreement to become Monsanto's exclusive sales and marketing agent for Monsanto's consumer Roundup(R) business violated the federal antitrust laws. AgrEvo contends that Monsanto attempted to or did monopolize the market for non-selective herbicides and conspired with Scotts to eliminate the herbicide Scotts previously purchased from AgrEvo, which competed with Monsanto's Roundup(R). AgrEvo also contends that Scotts' execution of various agreements with Monsanto, including the Roundup(R) marketing agreement, as well as Scotts' subsequent actions, violated the purchase agreements between AgrEvo and Scotts.

     AgrEvo is requesting unspecified damages as well as affirmative injunctive relief, and seeking to have the court invalidate the Roundup(R) marketing agreement as violative of the federal antitrust laws. Under the indemnification provisions of the Roundup(R) marketing agreement, Monsanto and Scotts each have requested that the other indemnify against any losses arising from this lawsuit.

     On June 29, 1999, AgrEvo also filed a complaint in the Superior Court of the State of Delaware against two of Scotts' subsidiaries seeking damages for alleged breach of contract. AgrEvo alleges that, under the contracts by which a subsidiary of Scotts purchased a herbicide business from AgrEvo in May 1998, two of Scotts' subsidiaries have failed to pay AgrEvo approximately $0.6 million. AgrEvo is requesting damages in this amount, as well as pre- and post-judgment interest and attorneys' fees and costs. Scotts' subsidiaries have moved to dismiss or stay this action. On January 31, 2000, the Delaware court stayed AgrEvo's action pending the resolution of a motion to amend the New York action, and the resolution of the New York action.

     Scotts believes that AgrEvo's claims in these matters are without merit and intends to vigorously defend against them. If the above actions are determined adversely to Scotts, the result could have a material adverse effect on Scotts' results of operations, financial position and cash flows. Any potential exposure that Scotts may face cannot be reasonably estimated. Therefore, no accrual has been established related to these matters.

  CENTRAL GARDEN & PET COMPANY

     Scotts v. Central Garden, Southern District of Ohio. On June 30, 2000, Scotts filed suit against Central Garden & Pet Company in the U.S. District Court for the Southern District of Ohio to recover approximately $24 million in accounts receivable and additional damages for other breaches of duty.

     Central Garden filed counterclaims including allegations that Scotts and Central Garden had entered into an oral agreement in April 1998 whereby Scotts would allegedly share with Central Garden the benefits and liabilities of any future business integration between Scotts and Pharmacia Corporation (formerly Monsanto). The court dismissed a number of Central Garden's counterclaims as well as Scotts' claims that Central Garden breached other duties owed to Scotts. On April 22, 2002, a jury returned a verdict in favor of Scotts of $22.5 million and for Central Garden on its remaining counterclaims in an amount of approximately $12.1 million. Various post-trial motions have been filed in the Ohio Action, but so far Central Garden has not challenged the propriety of the $22.5 million award to Scotts and Scotts has challenged only $750,000 of the $12.1 million awarded to Central Garden on its counterclaim. Central Garden has challenged, however, the dismissal during trial of several other counterclaims.

     Central Garden v. Scotts & Pharmacia, Northern District of California. On July 7, 2000, Central Garden filed suit against Scotts and Pharmacia in the U.S. District Court for the Northern District of California (San Francisco Division) alleging various claims, including breach of contract and violations of federal antitrust laws, and seeking an unspecified amount of damages and injunctive relief. On April 15, 2002, Scotts and Central Garden each filed summary judgment motions in this action. On June 26, 2002, the court granted summary judgment in favor of Scotts and dismissed all of Central Garden's then remaining claims.

     Central Garden v. Scotts & Pharmacia, Contra Costa Superior Court. On October 31, 2000, Central Garden filed a complaint against Scotts and Pharmacia in the California Superior Court for Contra Costa County. That complaint seeks to assert the breach of contract claims previously dismissed by the District Court in the California federal action described above, and additional claims under Section 17200 of the California Business and Professions Code. On December 4, 2000, Scotts and Pharmacia jointly filed a motion to stay this action based on the pendency of prior lawsuits that involve the same subject matter. By order dated February 23, 2001, the Superior Court stayed the action pending before it.

     All claims in the Contra Costa action currently remain stayed. A further status conference is set for November 26, 2002. Central Garden and Pharmacia have settled some or all of their claims relating to this action.

     Scotts believes that Central Garden's remaining state claims are without merit and intends to vigorously defend against them. Although Scotts has prevailed consistently and extensively in the litigation with Central Garden, the decisions in Scotts' favor are subject to appeal. If, upon appeal or otherwise, the above actions are determined adversely to Scotts, the result could have a material adverse affect on Scotts' results of operations, financial position and cash flows. Scotts believes that it will continue to prevail in the Central Garden matters and that any potential exposure that Scotts may face cannot be reasonably estimated. Therefore, no accrual has been established related to the claims brought against Scotts by Central Garden, except for amounts ordered paid to Central Garden in the Ohio action for which Scotts believes it has adequate reserves recorded for the amounts it may ultimately be required to pay.

  RHONE-POULENC, S.A., RHONE-POULENC AGRO S.A. AND HOECHST, A.G.

     On October 15, 1999, we began arbitration proceedings before the International Court of Arbitration of the International Chamber of Commerce (or
ICA) against Rhone-Poulenc S.A. and Rhone-Poulenc Agro S.A. under arbitration provisions contained in contracts relating to the purchase by Scotts of the defendant's European lawn and garden business, Rhone-Poulenc Jardin, in 1998. We alleged that the combination of the Rhone-Poulenc defendants and Hoechst Schering AgrEvo GmbH (or AgrEvo) into a new entity, Aventis S.A., would result in the violation of non-compete and other provisions in the contracts mentioned above.

     On October 9, 2000, the ICA issued a First Partial Award by the Tribunal which, inter alia: (i) found that the defendants breached their duty of good faith under French law by not disclosing to us the contemplated combination with Rhone-Poulenc and AgrEvo; (ii) directed that the parties re-negotiate a non-compete provision; and (iii) ruled that a Research and Development Agreement entered into ancillary to the purchase of Rhone-Poulenc Jardin is binding upon both defendants and their post-merger successor. On

February 12, 2001, because of the parties' failure to agree on revisions to the non-compete provision, the ICA issued a Second Partial Award by the Tribunal revising that provision.

     On February 18, 2002, the ICA issued a Third Partial Award by the Tribunal directing that Rhone-Poulenc pay Scotts the sum of approximately 11.9 million Euros including interest from October 15, 1999. In early March 2002, Rhone-Poulenc paid the amounts awarded by the Tribunal to Scotts.

     Also on October 15, 1999, we filed a complaint against Rhone-Poulenc, S.A., Rhone-Poulenc Agro S.A. and Hoechst, A.G., in the Court of Common Pleas for Union County, Ohio, seeking injunctive relief maintaining the status quo in aid of the arbitration proceedings as well as an award of damages against Hoechst for Hoechst's tortious interference with our contractual rights. On October 19, 1999, the defendants removed the Union County action to the United States District Court for the Southern District of Ohio. A stay on the action pending the outcome of the arbitration proceedings was granted by the District Court on February 18, 2000.

  SCOTTS V. UNITED INDUSTRIES AND PURSELL, SOUTHERN DISTRICT OF FLORIDA

     On April 15, 2002, Scotts and OMS Investments, Inc., a subsidiary of Scotts that holds various Scotts intellectual property assets, filed a six count complaint against United Industries Corp. and Pursell Industries, Inc. for acts of (1) federal trademark and trade dress infringement; (2) federal unfair competition; (3) federal dilution; (4) common law trademark and trade dress infringement in violation of Florida law and other applicable law; (5) common law unfair competition in violation of Florida law and other applicable law; and
(6) dilution in violation of Florida law and other applicable law. Scotts also filed its motion for preliminary injunction.

     The claims in the complaint center upon United Industries and Pursell's use of trade dress on the packaging of their lawn care, garden care and insecticide/herbicide products that closely mimic Scotts' unique, proprietary and famous trademarks and trade dress. The complaint seeks an injunction enjoining United Industries and Pursell from using any trademarks, trade dress, packaging, promotional materials or other items which incorporate, which are confusingly similar to or which dilute the trademarks and trade dress encompassed in and featured in Scotts' Miracle-Gro(R) line, Ortho(R) line or Turf Builder(R) line. The complaint also seeks compensatory damages, treble damages, costs and attorney's fees.

     United Industries subsequently filed its answer and counterclaim. Its counterclaim seeks to cancel Scotts' Miracle-Gro(R) and Design trademark registration and Scotts' pending Ortho(R) Orthene(R) Fire Ant Killer and Design trademark application.

     The court held a hearing on July 24 and 25, 2002, on Scotts' motion for preliminary injunction. Specifically, the motion seeks an injunction enjoining United Industries, pending trial, from manufacturing, producing, shipping, distributing, advertising, promoting, displaying, selling or offering for sale products in the current packaging for its Spectracide(R) No Odor Fire Ant Killer Ready-to-Use Dust product and from otherwise using any trademarks, trade dress, packaging, promotional materials or other items which incorporate or are confusingly similar to the trademarks and trade dress featured in Scotts' Ortho(R) Orthene(R) Fire Ant Killer product packaging. The court denied the motion on August 23, 2002.

     We do not anticipate incurring any damages relating to this action.

  OTHER

     We are involved in other lawsuits and claims which arise in the normal course of our business. In our opinion, these claims individually and in the aggregate are not expected to result in a material adverse effect on our results of operations, financial position or cash flows.

                                   MANAGEMENT

     The following table sets forth information, as of August 30, 2002, of our directors and executive officers.

NAME                                        AGE   POSITION
----                                        ---   --------
Charles M. Berger.........................  66    Chairman of the Board
James Hagedorn............................  47    President, Chief Executive Officer and
                                                  Director
Michael P. Kelty, Ph.D. ..................  51    Vice Chairman and Executive Vice President
David M. Aronowitz........................  46    Executive Vice President, General Counsel
                                                  and Secretary
Hadia Lefavre.............................  57    Executive Vice President, Human Resources
                                                  Worldwide
Patrick J. Norton(1)......................  51    Executive Vice President, Chief Financial
                                                  Officer and Director
Michel J. Farkouh.........................  45    Executive Vice President, International
                                                  Consumer Business Group
L. Robert Stohler.........................  60    Executive Vice President, North America
Christopher L. Nagel(1)...................  40    Senior Vice President, Corporate and North
                                                  American Finance
Arnold W. Donald..........................  47    Director
Joseph P. Flannery........................  70    Director
Albert E. Harris..........................  70    Director
John Kenlon...............................  71    Director
Katherine Hagedorn Littlefield............  47    Director
Karen G. Mills............................  48    Director
John M. Sullivan..........................  67    Director
L. Jack Van Fossen........................  64    Director
John Walker, Ph.D. .......................  62    Director

---------------

(1) On August 28, 2002, Scotts reported that Mr Norton would retire on December 31, 2002, and that Mr. Nagel would become Chief Financial Officer on January 1, 2003.

     CHARLES M. BERGER was elected Chairman of the Board of Directors of Scotts in August 1996. From August 1996 to May 2001, he was also Chief Executive Officer of Scotts, and from August 1996 until April 2000, he was also President of Scotts. Mr. Berger came to Scotts from H.J. Heinz Company. During his 32-year career at Heinz, he held the positions of Chairman and Chief Executive Officer of Heinz India Pvt. Ltd. (Bombay); Chairman, President and Chief Executive Officer of Weight Watchers International, Inc., a Heinz affiliate; Managing Director and Chief Executive Officer of Heinz-Italy (Milan), the largest Heinz profit center in Europe; General Manager, Marketing, for Heinz U.S. grocery products; Marketing Director for Heinz U.K. (London); and Director of Corporate Planning at Heinz World Headquarters. He is also a former director of Miracle-Gro Products. Mr. Berger is a member of our board of directors' Nominating and Board Governance Committee.

     JAMES HAGEDORN was named President and Chief Executive Officer of Scotts in May 2001. He served as President and Chief Operating Officer of Scotts from April 2000 to May 2001, and as President, Scotts North America, of Scotts from December 1998 to April 2000. He was previously Executive Vice President, U.S. Business Groups, of Scotts from October 1996 to December 1998. Mr. Hagedorn is the son of Horace Hagedorn, Director Emeritus of Scotts, and the brother of Katherine Hagedorn Littlefield, a director of Scotts. Mr. Hagedorn also serves as a director of Scotts.

     MICHAEL P. KELTY, PH.D., was named Vice Chairman and Executive Vice President of Scotts in May 2001. He served as Group Executive Vice President, Technology and Operations, of Scotts, from February 2000 to May 2001. He was previously Executive Vice President, Technology and Operations, of

Scotts, from February 1999 to February 2000. From July 1995 to February 1999, he was Senior Vice President, Professional Business Group, of Scotts.

     DAVID M. ARONOWITZ was named Executive Vice President, General Counsel and Secretary of Scotts in October 2001. He was previously Senior Vice President, Assistant General Counsel and Assistant Secretary of Scotts, from February 2000 to October 2001. From October 1998 until February 2000, Mr. Aronowitz was Vice President and Assistant General Counsel of Scotts. From January 1996 to October 1998, he was Assistant General Counsel for Insilco Corporation, a Delaware corporation, based in Dublin, Ohio, and Group General Counsel for Taylor Publishing Company, an Insilco subsidiary. From May 1995 to January 1996, he was of counsel to the New York law firm of McCarrick, Finnerty & Mayer. From May 1993 to May 1995, he was Vice President, General Counsel and Secretary for Grimes Aerospace Company, a company based in Columbus, Ohio.

     HADIA LEFAVRE was named Executive Vice President, Human Resources Worldwide of Scotts in May 2001. She served as Senior Vice President, Human Resources Worldwide, of Scotts, from March 1999 to May 2001. From October 1995 to October 1998, she served as Senior Vice President, Human Resources Worldwide, at Rhone-Poulenc Rorer Inc., a pharmaceutical company based in Pennsylvania.

     PATRICK J. NORTON was named Executive Vice President and Chief Financial Officer of Scotts in May 2000, having served as interim Chief Financial Officer of Scotts since February 2000. From 1983 until February 1997, Mr. Norton was the President, Chief Executive Officer and a director of Barefoot Inc., the second largest lawn care company in the United States prior to its acquisition in February 1997 by ServiceMaster. Mr. Norton also serves as a director of Scotts. Mr. Norton is a member of our board of directors' Finance Committee.

     MICHEL J. FARKOUH was named Executive Vice President, International Consumer Business Group, of Scotts in October 2001. From May 2001 to October 2001, he served as Senior Vice President, International Consumer Business Group, of Scotts, after having served as interim senior vice president from October 2000 to May 2001. From May 1999 to October 2000, he served as Senior Vice President, Zone 3, International, having joined Scotts France SAS in January 1999. From January 1997 to the time he joined Scotts, he was Vice President, Worldwide Lawn and Garden Category Manager, of Monsanto Company. From 1991 to January 1997, he was General Manager, Lawn and Garden Europe, of Monsanto Company.

     L. ROBERT STOHLER was named Executive Vice President, North America, of Scotts in October 2001. From July 2001 to October 2001, he served as acting Senior Vice President, North America, of Scotts. From October 1998 to July 2001, he served as Senior Vice President, Consumer Lawns Business Group, of Scotts. He served as Senior Vice President, International Business Group, of Scotts from December 1996 to October 1998. From November 1995 to December 1996, he served as Vice President, International Business Group, of Scotts.

     CHRISTOPHER L. NAGEL was named Senior Vice President, Corporate and North American Finance of Scotts in July 2001. He served as Vice President and Corporate Controller of Scotts from September 1998 to June 2001. From September 1997 to September 1998, Mr. Nagel was Chief Financial Officer of Borden Chemicals and Plastics, a Delaware master limited partnership, based in Geismar, Louisiana. From August 1995 to August 1998, he was Corporate Controller of Borden Foods Corporation based in Columbus, Ohio.

     ARNOLD W. DONALD was elected by the board of directors of Scotts in October 2000. Since March 2000, Mr. Donald has been Chairman and Chief Executive Officer of Merisant Company, whose products include leading global tabletop sweetener brands Equal(R) and Canderel(R). From January 1998 to March 2000, he was Senior Vice President of Monsanto Company (n/k/a Pharmacia Corporation), with responsibility for growth, globalization and technology initiatives. From February 1997 to January 1998, he was Co-President, Agriculture Sector, of Monsanto. From January 1995 to February 1997, he was President, Crop Protection Unit, of Monsanto. He serves as a director of Crown Cork & Seal Company, Belden, Inc., Oil-Dri Corporation of America, GenAmerica Financial, and Carnival Corporation. In 1998, he was appointed by President Clinton to serve on the President's Export Council for international trade. He is also a member of the Executive Leadership Council. Mr. Donald is a member of our board of directors' Compensation and Organization Committee.

     JOSEPH P. FLANNERY has been a director of Scotts since 1987. Mr. Flannery has been President, Chief Executive Officer and Chairman of the Board of Directors of Uniroyal Holding, Inc. since 1986. Mr. Flannery is also a director of Kmart Corporation, Newmont Mining Corporation and ArvinMeritor Industries, Inc. Mr. Flannery is chairman of our board of directors' Compensation and Organization Committee.

     ALBERT E. HARRIS has been a director of Scotts since 1997. Mr. Harris is co-founder and, effective July 1997, the retired President of EDBH, Inc., a privately-held company which develops international optical businesses. From 1988 until July 1997, he served as either Chairman or President of that company, which established a chain of approximately 200 superoptical stores, operating under the "Vision Express" name and located primarily in the United Kingdom. From 1992 until September 2001, Mr. Harris was also a trustee of Fifth Third Funds (previously named Fountain Square Funds), a mutual fund family established by The Fifth Third Bank, and also served as the Chairman of that group of funds. Fifth Third Funds is registered as an investment company under the Investment Company Act of 1940. Mr. Harris is a member of our board of directors' Audit and Compensation and Organization Committees.

     JOHN KENLON has been a director of Scotts since 1995. Mr. Kenlon retired as an officer of Scotts effective December 31, 1999. He was Senior Vice President, Consumer Gardens Group, of Scotts from May 1999 to December 1999, and President, Consumer Gardens Group, of Scotts from December 1996 until May 1999. He was previously President and Chief Operating Officer of Scotts Miracle-Gro Products, Inc. from May 1995 to December 1999. Mr. Kenlon began his association with the Miracle-Gro companies in 1960.

     KATHERINE HAGEDORN LITTLEFIELD has been a director of Scotts since July 2000. Ms. Littlefield is the sister of James Hagedorn. She is also the Chair of the Hagedorn Partnership. Ms. Littlefield is a member of our board of directors' Finance Committee.

     KAREN G. MILLS has been a director of Scotts since 1994. Since June 1999, Ms. Mills has been Managing Director and Founder of Solera Capital, a private equity firm based in New York. Prior to that, beginning in January 1993, she was President of MMP Group, Inc., an advisory company serving leveraged buy-out firms, company owners and chief executive officers. Ms. Mills is currently a director of Arrow Electronics, Inc., The Guardian Life Insurance Company and Dry Bulk Shipping Inc., a privately-held company. Ms. Mills is a chairman of the board of directors' Nominating and Board Governance Committee and a member of the board's Finance Committee.

     JOHN M. SULLIVAN has been a director of Scotts since 1994. Mr. Sullivan served as Chairman, President and Chief Executive Officer of Prince Holdings, Inc., a corporation which, through its subsidiaries, manufactures sporting goods, from 1987 until his retirement in 1994. He is currently on the board of directors of Atlas Copco N.A., a company traded on the Stockholm Stock Exchange. Mr. Sullivan is a member of the board of directors' Audit and Compensation and Organization Committees.

     L. JACK VAN FOSSEN has been a director of Scotts since 1993. Mr. Van Fossen was Chief Executive Officer and President of Red Roof Inns, Inc., an owner and operator of motels, from 1991 until 1995. Since July 1988, Mr. Van Fossen has served as President of Nessoff Corporation, a privately-held investment company. Mr. Van Fossen is Chairman of the Board's Audit Committee and a member of the board of directors' Finance Committee.

     JOHN WALKER, PH.D., has been a director of Scotts since 1998. Since September 1994, Dr. Walker has been Chairman of Advent International plc, a private equity management company based in Boston, Massachusetts which manages over $3 billion on a global basis. Dr. Walker is Chairman of the board of directors' Finance Committee and a member of the board's Nominating and Board Governance Committee.

                             CERTAIN RELATIONSHIPS

     James Hagedorn is the President and Treasurer and owns 83% of the shares of Hagedorn Aviation, a company that owns the aircraft used for certain business travel by James Hagedorn and, on occasion, certain members of our senior management. Horace Hagedorn is the Vice President of Hagedorn Aviation and owns the remaining 17% equity interest. We pay charges by Hagedorn Aviation for flight time at the rate of $150 per hour of flight. The charges cover the cost to operate and maintain the aircraft. During fiscal 2001, we paid a total of approximately $25,530 to Hagedorn Aviation for its services, which constituted more than five percent of Hagedorn Aviation's consolidated gross revenues for its last full fiscal year.

     Paul Hagedorn, who, along with his brother, James Hagedorn, and his sister, Katherine Hagedorn Littlefield, is a general partner of Hagedorn Partnership L.P., is employed by us as a graphics design specialist. During fiscal 2001, Paul Hagedorn received salary and bonus totaling $108,137 and employment benefits and reimbursement for travel expenses consistent with those offered to our other associates. In fiscal 2001, we paid aggregate rent and utility expenses of $8,728 for an office in Atlanta, Georgia for Paul Hagedorn.

     We sublease a portion of a building to the Hagedorn Partnership at a rent of $1,437 per month plus payment for communication services. The Hagedorn Partnership provides personnel, equipment and supplies to support our activities at that office. Under these arrangements, during fiscal 2001, we paid $94,656 to the Hagedorn Partnership and were paid $11,867.

                              SELLING SHAREHOLDER

     The following table sets forth the number of common shares beneficially owned by the selling shareholder as of August 30, 2002. The selling shareholder may be deemed to be an affiliate of Scotts. The common shares to be sold by the Hagedorn Partnership are held for the accounts of the individual general partners of the partnership. James Hagedorn, our President and Chief Executive Officer and a director, and Katherine Hagedorn Littlefield, a director of Scotts, are general partners of the Hagedorn Partnership. Of the common shares being sold by the Hagedorn Partnership, none are for the account of James Hagedorn and 64,787 are for the account of Katherine Hagedorn Littlefield.

                                             NUMBER OF COMMON SHARES
                                    BENEFICIALLY OWNED BEFORE THE OFFERING(1)
                             -------------------------------------------------------
                                                 SHARES                                                  NUMBER OF COMMON
                                               ACQUIRABLE                                                  SHARES TO BE
                                COMMON      UPON EXERCISE OF                                            BENEFICIALLY OWNED
                                SHARES          OPTIONS/                    PERCENT      NUMBER OF      AFTER THE OFFERING
                             BENEFICIALLY       WARRANTS                       OF      COMMON SHARES   --------------------
NAME OF SELLING SHAREHOLDER     OWNED        WITHIN 60 DAYS      TOTAL      CLASS(2)    TO BE SOLD       NUMBER     PERCENT
---------------------------  ------------   ----------------   ----------   --------   -------------   ----------   -------
Hagedorn Partnership,
  L.P.....................    10,211,331(3)    1,792,608(3)    12,003,939    37.45%       337,500      11,666,439   32.22%

---------------

 * Less than 1%.

(1) Unless otherwise indicated, the beneficial owner has sole voting and dispositive power as to all common shares reflected in the table. All fractional common shares have been rounded to the nearest whole common share.

(2) The "Percent of Class" computation is based upon the sum of (i) 30,259,030 common shares outstanding on August 30, 2002, and (ii) the number of common shares as to which the named person has the right to acquire beneficial ownership upon the exercise of warrants exercisable within 60 days after August 30, 2002.

(3) The Hagedorn Partnership owns 10,044,113 common shares and warrants to purchase 1,792,608 common shares, and has the right to vote, and a right of first refusal with respect to, 167,218 common shares beneficially owned by John Kenlon and his children. Mr. James Hagedorn, Ms. Katherine Hagedorn Littlefield, Mr. Paul Hagedorn, Mr. Peter Hagedorn, Mr. Robert Hagedorn and Ms. Susan Hagedorn are siblings, general partners of the Hagedorn Partnership and former shareholders of Stern's Miracle-Gro Products, Inc. The general partners share voting and dispositive power with respect to the securities held by the Hagedorn Partnership and those subject to the right to vote and right of first refusal in favor of the Hagedorn Partnership. Mr. James Hagedorn and Ms. Katherine Hagedorn Littlefield are directors of Scotts, and Mr. James Hagedorn is our President and Chief Executive Officer. Community Funds, Inc., a New York not-for-profit corporation, is a limited partner of the Hagedorn Partnership. Does not include 27,700 common shares held by Mr. James Hagedorn directly and 9,215 common share units that are allocated to his account and held by the trustee under our Retirement Savings Plan. Also does not include 2,232 common share equivalents that are attributable to Mr. James Hagedorn's account relating to common share units under The Scotts Company Executive Retirement Plan and currently exercisable options to purchase 320,000 common shares. Also excludes currently exercisable options to purchase 11,500 common shares held by Ms. Littlefield.

              CERTAIN U.S. TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

     The following summary describes the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common shares applicable to Non-U.S. Holders (as defined below) of common shares as of the date hereof. In general, a "Non-U.S. Holder" is a person that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust. This discussion does not address aspects of U.S. federal taxation other than income and estate taxation and does not address the effects of state, local and foreign tax laws. This discussion does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular holders in light of their personal circumstances or status, nor does it discuss the U.S. federal income or estate tax consequences to certain types of holders subject to special treatment under such laws (for example, insurance companies, pass-through entities, tax-exempt organizations, financial institutions, broker-dealers, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" or corporations that accumulate earnings to avoid U.S. federal income tax). This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change, possibly with retroactive effect. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON SHARES.

     If a partnership holds the common shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of a partnership holding the common shares should consult their tax advisors.

DIVIDENDS

     In general, the gross amount of dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a 30% rate (or any lower rate prescribed by an applicable tax treaty); however, if the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and a Form W-8ECI is filed with the withholding agent, subject to a lower rate or exemption from tax under an applicable treaty, the dividend will be taxed at ordinary U.S. federal income tax rates. In the case of a Non-U.S. Holder that is a corporation, effectively connected income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income), except to the extent that an applicable tax treaty provides otherwise. For purposes of determining whether tax is to be withheld at a reduced rate under an income tax treaty, a Non-U.S. Holder will be required to file a Form W-8BEN (or other applicable form) with the withholding agent certifying its entitlement to benefits under a treaty. In addition, where dividends are paid to a holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide the certification.

     We do not currently pay any dividends on our common shares and have no present intention to do so. See "Price Range of Common Shares and Dividend Policy."

SALE OF COMMON SHARES

     Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the disposition of such Non-U.S. Holder's common shares unless:

     - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes, at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder's holding period;

     - the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, unless an applicable tax treaty provides otherwise;

     - the common shares are disposed of by an individual Non-U.S. Holder who holds the common shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition; or

     - the Non-U.S. Holder is an individual who lost his U.S. citizenship within the last 10 years and such loss had, as one of its principal purposes, the avoidance of taxes.

We have not made a determination as to whether we are a U.S. real property holding corporation, and there can be no assurance that we have not been, are not or will not become a U.S. real property holding corporation. If we have been, are or become a U.S. real property holding corporation at any time during the shorter of the five-year period preceding the disposition and the Non-U.S. Holder's holding period, generally gains realized upon a disposition of our common shares by a Non-U.S. Holder that did not, actually or constructively, own more than 5% of our common shares during this period would not be subject to U.S. federal income tax, provided that our common shares are "regularly traded on an established securities market" within the meaning of Section 897(c)(3) of the Internal Revenue Code. Our common shares are currently traded on The New York Stock Exchange, and we believe that our common shares will be treated as regularly traded on an established securities market during any period in which they are listed on The New York Stock Exchange. Non-U.S. Holders should also consult applicable treaties, which may exempt them from U.S. taxable gains realized upon the disposition of common shares in certain cases.

ESTATE TAX

     Common shares owned or treated as owned by an individual Non-U.S. Holder at the time of his death will be includable in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable treaty provides otherwise, and may be subject to U.S. federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING REQUIREMENTS

     We will be required to report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to the holder, and the tax withheld with respect to such dividend payments, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the Non-U.S. Holder's country of residence.

     A Non-U.S. Holder will be subject to backup withholding with respect to dividends paid on the common shares, if any, unless applicable certification requirements are met.

     Payment of the proceeds of a sale of common shares within the United States or conducted through U.S.-related financial intermediaries will be subject to information reporting and, depending on the circumstances, backup withholding unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the Non-U.S. Holder otherwise establishes an exemption.

     Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder is allowable as a credit against the holder's U.S. federal income tax, which may entitle the Non-U.S. Holder to a refund, provided that the holder furnishes the required information to the IRS.

     Prospective purchasers of common shares are urged to consult their tax advisors as to the application of the current rules regarding backup withholding and information reporting and as to the effect, if any, of such rules on their acquisition, ownership and disposition of common shares.

                                  UNDERWRITING

     Salomon Smith Barney Inc. and J.P. Morgan Securities Inc. are acting as joint bookrunning managers of the offering, and, together with Banc of America Securities LLC and Credit Suisse First Boston Corporation, are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we and the selling shareholder have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

                                                                NUMBER
UNDERWRITER                                                    OF SHARES
-----------                                                    ---------
Salomon Smith Barney Inc. ..................................
J.P. Morgan Securities Inc. ................................
Banc of America Securities LLC .............................
Credit Suisse First Boston Corporation......................
                                                               ---------
Total.......................................................   4,500,000
                                                               =========

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a
concession not to exceed $     per share. The underwriters may allow, and
dealers may reallow, a concession not to exceed $     per share on sales to
other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 675,000 additional common shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

     We, our executive officers and directors, and the selling shareholder have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Salomon Smith Barney Inc. and J.P. Morgan Securities Inc., dispose of or hedge any of our common shares or any securities convertible into or exchangeable for our common shares. Salomon Smith Barney and J.P. Morgan Securities Inc., in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

     The common shares are listed on the New York Stock Exchange under the symbol "SMG."

     The following table shows the underwriting discounts and commissions that we and the selling shareholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common shares.

                                              PAID BY THE SCOTTS COMPANY     PAID BY SELLING SHAREHOLDER
                                             ----------------------------    ----------------------------
                                             NO EXERCISE    FULL EXERCISE    NO EXERCISE    FULL EXERCISE
                                             -----------    -------------    -----------    -------------
Per share..................................   $               $               $               $
Total......................................   $               $               $               $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell common shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We and the selling shareholder estimate that our respective portions of the total expenses of this offering will be $300,000 and $75,000.

     Certain of the underwriters and their affiliates have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. J.P. Morgan Securities Inc. is lead arranger and book manager, Salomon Smith Barney Inc. is the syndication agent, JPMorganChase Bank is the administrative agent, and affiliates of J.P. Morgan Securities Inc., Salomon Smith Barney and Banc of America Securities LLC are lenders under our existing credit facility and make loans thereunder. Proceeds of this offering are being used to repay indebtedness under our facility (without any corresponding reduction in our commitment thereunder).

     A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

     We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

     Certain legal matters in connection with the offering, including the validity of the common shares offered through this prospectus supplement, will be passed upon for us by Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                           INCORPORATION BY REFERENCE

     We are "incorporating" certain documents into this prospectus supplement by reference, which means that we are disclosing important information to you by referring to documents that contain such information. The information incorporated by reference is an important part of this prospectus supplement, and information we file later with the SEC will automatically update and supersede the information in this prospectus supplement. We incorporate by reference the documents listed below that we have previously filed with the SEC:

     - our Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (including information specifically incorporated by reference into our Form 10-K from our 2001 Annual Report to Shareholders and proxy statement for our 2002 annual meeting of shareholders);

     - our Quarterly Report on Form 10-Q/A dated June 5, 2002, for the fiscal quarter ended December 29, 2001;

     - our Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2002;

     - our Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2002;

     - our Current Report on Form 8-K filed with the SEC on January 30, 2002;

     - our Current Report on Form 8-K filed with the SEC on June 24, 2002 and our Current Report on Form 8-K/A filed with the SEC on September 13, 2002, which amend certain items in our Form 10-K for the fiscal year ended September 30, 2001, to reflect retroactively the disclosures and presentations required by accounting pronouncements initially adopted by Scotts in our fiscal year beginning October 1, 2001; and

     - our proxy statement for our 2002 annual meeting of shareholders, as filed with the SEC on December 20, 2001.

     Later information that we file with the SEC will update and/or supersede this information. We are also incorporating by reference all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and prior to the termination of the offering of the common shares. Information furnished under Item 9 of any of our Current Reports on Form 8-K is not incorporated by reference in this prospectus supplement. We furnished information under Item 9 of our Current Report on Form 8-K to the SEC on August 9, 2002 and on August 22, 2002.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the SEC relating to the offering of the common shares and certain other securities. This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement. For further information, you should refer to the registration statement.

     We are required to comply with the reporting requirements of the Securities Exchange Act of 1934 and must file annual, quarterly and other reports with the SEC. We are also subject to the proxy solicitation requirements of the Securities Exchange Act of 1934 and, accordingly, will furnish audited financial statements to our shareholders in connection with our annual meetings of shareholders.

     Any statements made in this prospectus supplement and the accompanying prospectus concerning the contents of any contract, agreement or other document constitute summaries of the material terms thereof and are not necessarily complete summaries of all of the terms. Some of these documents have been filed as exhibits to our periodic filings with the SEC. Our periodic reports and other information filed with the SEC may be inspected without charge at the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of filed documents by mail from the public reference section of the SEC at Room 1024, 450 Fifth Avenue, N.W., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filed documents are also available to the public on the SEC's website at http://www.sec.gov. In addition, we post our filed documents on our website at http://www.scotts.com, and they are available to be downloaded or printed free of charge. The information on our website is not part of this prospectus supplement or the accompanying prospectus.

     Copies of documents incorporated in this prospectus supplement by reference or other documents referred to in this prospectus supplement may be obtained upon oral or written request without charge by contacting The Scotts Company, 14111 Scottslawn Road, Marysville, Ohio 43041, Attention: Treasurer, (937) 644-0011.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of PricewaterhouseCoopers LLP, independent
  accountants...............................................    F-2

Consolidated Statements of Operations for the fiscal years
  ended September 30, 1999, 2000 and 2001...................    F-3

Consolidated Balance Sheets as of September 30, 2000 and
  2001......................................................    F-4

Consolidated Statements of Changes in Shareholders' Equity
  and Comprehensive Income for the fiscal years ended
  September 30, 1999, 2000 and 2001.........................    F-5

Consolidated Statements of Cash Flows for the fiscal years
  ended September 30, 1999, 2000 and 2001...................    F-6

Notes to Consolidated Financial Statements..................    F-7

Condensed, Consolidated Statements of Operations (unaudited)
  for the three months and nine months ended June 29, 2002
  and June 30, 2001.........................................   F-47

Condensed, Consolidated Statements of Cash Flows (unaudited)
  for the nine months ended June 29, 2002 and June 30,
  2001......................................................   F-48

Condensed, Consolidated Balance Sheets (unaudited) as of
  June 29, 2002, June 30, 2001 and September 30, 2001.......   F-49

Notes to Condensed, Consolidated Financial Statements.......   F-50

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of The Scotts Company:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows present fairly, after the restatement described in Note 25, in all material respects, the financial position of The Scotts Company at September 30, 2001, and September 30, 2000, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 25 the consolidated statements of operations have been revised to reflect revisions to the reclassifications of certain cooperative advertising costs related to the adoption of EITF 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products.

/s/ PRICEWATERHOUSECOOPERS LLP
Columbus, Ohio

October 29, 2001, except for Note 22, as to which the date is December 12, 2001, and paragraph 5 of Note 18, as to which the date is June 5, 2002 and Note 20 and
Note 25, as to which the date is September 10, 2002

                               THE SCOTTS COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
          FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999

                                                                 2001         2000         1999
                                                              ----------   ----------   ----------
                                                              (IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales...................................................   $1,696.6     $1,655.4     $1,550.6
Cost of sales...............................................    1,092.1      1,052.4        987.3
Restructuring and other charges.............................        7.3
                                                               --------     --------     --------
Gross profit................................................      597.2        603.0        563.3
Gross commission earned from marketing agreement............       39.1         39.2         30.3
Contribution expenses under marketing agreement.............       18.3          9.9          1.6
                                                               --------     --------     --------
Net commission earned from marketing agreement..............       20.8         29.3         28.7
Operating expenses:
  Advertising...............................................       89.9         89.0         87.0
  Selling, general and administrative.......................      324.1        312.0        285.5
  Restructuring and other charges...........................       68.4                       1.4
  Amortization of goodwill and other intangibles............       27.7         27.1         25.6
  Other income, net.........................................       (8.5)        (6.0)        (3.6)
                                                               --------     --------     --------
Income from operations......................................      116.4        210.2        196.1
Interest expense............................................       87.7         93.9         79.1
                                                               --------     --------     --------
Income before income taxes..................................       28.7        116.3        117.0
Income taxes................................................       13.2         43.2         47.9
                                                               --------     --------     --------
Income before extraordinary item............................       15.5         73.1         69.1
Extraordinary loss on early extinguishment of debt, net of
  income tax benefit........................................                                  5.9
                                                               --------     --------     --------
Net income..................................................       15.5         73.1         63.2
Dividends on Class A Convertible Preferred Stock............                     6.4          9.7
                                                               --------     --------     --------
Income applicable to common shareholders....................   $   15.5     $   66.7     $   53.5
Basic earnings per share:
Before extraordinary loss...................................   $   0.55     $   2.39     $   3.25
Extraordinary loss, net of tax..............................                                (0.32)
                                                               --------     --------     --------
                                                               $   0.55     $   2.39     $   2.93
Diluted earnings per share:
Before extraordinary loss...................................   $   0.51     $   2.25     $   2.27
Extraordinary loss, net of tax..............................                                (0.19)
                                                               --------     --------     --------
                                                               $   0.51     $   2.25     $   2.08
Common shares used in basic earnings per share
  calculation...............................................       28.4         27.9         18.3
Common shares and potential common shares used in diluted
  earnings per share calculation............................       30.4         29.6         30.5

See Notes to Consolidated Financial Statements.

                               THE SCOTTS COMPANY

                          CONSOLIDATED BALANCE SHEETS
                          SEPTEMBER 30, 2001 AND 2000

                                                                 2001          2000
                                                              -----------   -----------
                                                              (IN MILLIONS, EXCEPT PER
                                                                     SHARE DATA)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................   $   18.7      $   33.0
  Accounts receivable, less allowance for uncollectible
     accounts of $23.9 in 2001 and $11.7 in 2000............      220.8         216.0
  Inventories, net..........................................      368.4         307.5
  Current deferred tax asset................................       52.2          25.1
  Prepaid and other assets..................................       34.1          62.3
                                                               --------      --------
       Total current assets.................................      694.2         643.9
Property, plant and equipment, net..........................      310.7         290.5
Intangible assets, net......................................      771.1         743.1
Other assets................................................       67.0          83.9
                                                               --------      --------
       Total assets.........................................   $1,843.0      $1,761.4
                                                               ========      ========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt...........................................   $   71.3      $   49.4
  Accounts payable..........................................      150.9         153.0
  Accrued liabilities.......................................      208.0         174.3
  Accrued taxes.............................................       14.9          33.1
                                                               --------      --------
       Total current liabilities............................      445.1         409.8
Long-term debt..............................................      816.5         813.4
Other liabilities...........................................       75.2          60.3
                                                               --------      --------
       Total liabilities....................................    1,336.8       1,283.5
                                                               --------      --------
Commitments and contingencies
Shareholders' equity:
  Preferred shares, no par value, none issued
  Common shares, no par value per share, $.01 stated value
     per share, 31.3 shares issued in 2001 and 2000.........        0.3           0.3
  Capital in excess of stated value.........................      398.3         389.3
  Retained earnings.........................................      212.3         196.8
  Treasury stock at cost, 2.6 shares in 2001, 3.4 shares in
     2000...................................................      (70.0)        (83.5)
  Accumulated other comprehensive income....................      (34.7)        (25.0)
                                                               --------      --------
  Total shareholders' equity................................      506.2         477.9
                                                               --------      --------
       Total liabilities and shareholders' equity...........   $1,843.0      $1,761.4
                                                               ========      ========

See Notes to Consolidated Financial Statements.

                               THE SCOTTS COMPANY

  CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE
                                     INCOME
          FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999

                                                                        CAPITAL IN
                                  PREFERRED SHARES     COMMON SHARES    EXCESS OF               TREASURY STOCK
                                  -----------------   ---------------     STATED     RETAINED   ---------------
                                  SHARES    AMOUNT    SHARES   AMOUNT     VALUE      EARNINGS   SHARES   AMOUNT
                                  -------   -------   ------   ------   ----------   --------   ------   ------
                                                                  (IN MILLIONS)
Balance, September 30, 1998.....    0.2     $177.3     21.1     $0.2      $208.9      $ 76.6     (2.8)   $(55.9)
                                   ----     ------     ----     ----      ------      ------     ----    ------
Net income......................                                                        63.2
Foreign currency translation....
Minimum pension liability.......
                                   ----     ------     ----     ----      ------      ------     ----    ------
Comprehensive income............
Issuance of common shares held
  in treasury...................                                             1.6                  0.2      4.0
Purchase of common shares.......                                                                 (0.3)   (10.0)
Dividends on Class A Convertible
  Preferred Stock...............                                                        (9.7)
Conversion of Class A
  Convertible Preferred Stock...   (0.2)      (3.4)     0.2                  3.4
                                   ----     ------     ----     ----      ------      ------     ----    ------
Balance, September 30, 1999.....    0.0     $173.9     21.3     $0.2      $213.9      $130.1     (2.9)   $(61.9)
                                   ----     ------     ----     ----      ------      ------     ----    ------
Net income......................                                                        73.1
Foreign currency translation....
Minimum pension liability.......
                                   ----     ------     ----     ----      ------      ------     ----    ------
Comprehensive income............
Issuance of common shares held
  in treasury...................                                 0.1         1.5                  0.1      2.3
Purchase of common shares.......                                                                 (0.6)   (23.9)
Dividends on Class A Convertible
  Preferred Stock...............                                                        (6.4)
Conversion of Class A
  Convertible Preferred Stock...            (173.9)    10.0                173.9
                                   ----     ------     ----     ----      ------      ------     ----    ------
Balance, September 30, 2000.....    0.0     $  0.0     31.3     $0.3      $389.3      $196.8     (3.4)   $(83.5)
                                   ----     ------     ----     ----      ------      ------     ----    ------
Net income......................                                                        15.5
Foreign currency translation....
Unrecognized loss on
  derivatives...................
Minimum pension liability.......
                                   ----     ------     ----     ----      ------      ------     ----    ------
Comprehensive income............
Issuance of common shares held
  in treasury...................                                             9.0                  0.8     13.5
                                   ----     ------     ----     ----      ------      ------     ----    ------
Balance, September 30, 2001.....    0.0     $  0.0     31.3     $0.3      $398.3      $212.3     (2.6)   $(70.0)

                                        ACCUMULATED OTHER COMPREHENSIVE INCOME
                                  --------------------------------------------------
                                                       MINIMUM           FOREIGN
                                                  PENSION LIABILITY      CURRENCY
                                   DERIVATIVES       ADJUSTMENT        TRANSLATION      TOTAL
                                  -------------   -----------------   --------------   --------
                                                    (IN MILLIONS)
Balance, September 30, 1998.....      $                $ (0.2)            $ (3.0)       $403.9
                                      -----            ------             ------        ------
Net income......................                                                          63.2
Foreign currency translation....                                            (5.7)         (5.7)
Minimum pension liability.......                         (4.0)(a)                         (4.0)
                                      -----            ------             ------        ------
Comprehensive income............                         (4.0)              (5.7)         53.5
Issuance of common shares held
  in treasury...................                                                           5.6
Purchase of common shares.......                                                         (10.0)
Dividends on Class A Convertible
  Preferred Stock...............                                                          (9.7)
Conversion of Class A
  Convertible Preferred Stock...
                                      -----            ------             ------        ------
Balance, September 30, 1999.....                       $ (4.2)            $ (8.7)       $443.3
                                      -----            ------             ------        ------
Net income......................                                                          73.1
Foreign currency translation....                                           (11.2)        (11.2)
Minimum pension liability.......                         (0.9)(a)                         (0.9)
                                      -----            ------             ------        ------
Comprehensive income............                         (0.9)             (11.2)         61.0
Issuance of common shares held
  in treasury...................                                                           3.9
Purchase of common shares.......                                                         (23.9)
Dividends on Class A Convertible
  Preferred Stock...............                                                          (6.4)
Conversion of Class A
  Convertible Preferred Stock...
                                      -----            ------             ------        ------
Balance, September 30, 2000.....                       $ (5.1)            $(19.9)       $477.9
                                      -----            ------             ------        ------
Net income......................                                                          15.5
Foreign currency translation....
Unrecognized loss on
  derivatives...................       (1.5)(b)                                           (1.5)
Minimum pension liability.......                         (8.2)(a)                         (8.2)
                                      -----            ------             ------        ------
Comprehensive income............                                                           5.8
Issuance of common shares held
  in treasury...................                                                          22.5
                                      -----            ------             ------        ------
Balance, September 30, 2001.....      $(1.5)           $(13.3)            $(19.9)       $506.2

---------------

(a) Net of tax benefits of $5.5, $0.5, and $2.7 for fiscal 2001, 2000 and 1999, respectively.
(b) Net of tax benefits of $1.1 for fiscal 2001.

See Notes to Consolidated Financial Statements.

                               THE SCOTTS COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999

                                                               2001     2000     1999
                                                              -------   -----   -------
                                                                    (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................  $  15.5   $73.1   $  63.2
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................     32.6    29.0      29.0
     Amortization...........................................     31.0    32.0      27.2
     Deferred taxes.........................................    (19.9)    7.5       0.5
     Extraordinary loss.....................................                        5.9
     Restructuring and other charges........................     27.7
     Loss on sale of property...............................              4.4       1.8
     Gain on sale of business...............................             (4.6)
     Changes in assets and liabilities, net of acquired
      businesses:
       Accounts receivable..................................    (14.2)    6.4      23.7
       Inventories..........................................    (68.5)    5.8     (21.6)
       Prepaid and other current assets.....................     31.4    (9.2)    (25.2)
       Accounts payable.....................................     (2.8)   19.4      10.7
       Accrued taxes and liabilities........................    (22.7)   22.5     (10.7)
       Restructuring reserves...............................     37.3
       Other assets.........................................      6.1    (4.7)    (35.9)
       Other liabilities....................................      7.6    (6.4)      2.2
     Other, net.............................................      4.6    (3.7)      7.4
                                                              -------   -----   -------
       Net cash provided by operating activities............     65.7   171.5      78.2
                                                              -------   -----   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in property, plant and equipment...............    (63.4)  (72.5)    (66.7)
  Proceeds from sale of equipment...........................              1.8       1.5
  Investments in acquired businesses, net of cash
     acquired...............................................    (26.5)  (18.3)   (506.2)
  Payments on sellers notes.................................    (11.1)   (1.0)
  Other, net................................................              0.5      (0.2)
                                                              -------   -----   -------
       Net cash used in investing activities................   (101.0)  (89.5)   (571.6)
                                                              -------   -----   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net borrowings (repayments) under revolving and bank lines
     of credit..............................................     61.7   (26.0)     65.3
  Gross borrowings under term loans.........................    260.0             525.0
  Gross repayments under term loans.........................   (315.7)  (23.7)     (3.0)
  Repayment of outstanding balance on previous credit
     facility...............................................                     (241.0)
  Issuance of 8 5/8% Senior Subordinated Notes..............                      330.0
  Extinguishment of 9 7/8% Senior Subordinated Notes........                     (107.1)
  Settlement of interest rate locks.........................                      (12.9)
  Financing and issuance fees...............................     (1.6)   (1.0)    (24.1)
  Dividends on Class A Convertible Preferred Stock..........             (6.4)    (12.1)
  Repurchase of treasury shares.............................            (23.9)    (10.0)
  Cash received from exercise of stock options..............     17.0     2.8       3.8
                                                              -------   -----   -------
       Net cash provided by (used in) financing
        activities..........................................     21.4   (78.2)    513.9
Effect of exchange rate changes on cash.....................     (0.4)   (1.1)     (0.8)
                                                              -------   -----   -------
Net (decrease) increase in cash.............................    (14.3)    2.7      19.7
Cash and cash equivalents, beginning of period..............     33.0    30.3      10.6
                                                              -------   -----   -------
Cash and cash equivalents, end of period....................  $  18.7   $33.0   $  30.3

See Notes to Consolidated Financial Statements.

                               THE SCOTTS COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     The Scotts Company and its subsidiaries (collectively "Scotts" or the "Company") are engaged in the manufacture and sale of lawn care and garden products. The Company's major customers include mass merchandisers, home improvement centers, large hardware chains, independent hardware stores, nurseries, garden centers, food and drug stores, lawn and landscape service companies, commercial nurseries and greenhouses, and specialty crop growers. The Company's products are sold in the United States, Canada, the European Union, the Caribbean, Southeast Asia, the Middle East, Africa, Australia, New Zealand, Japan and Latin America.

ORGANIZATION AND BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of The Scotts Company and its subsidiaries. All material intercompany transactions have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

REVENUE RECOGNITION

     Revenue is recognized when products are shipped and when title and risk of loss transfer to the customer. For certain large multi-location customers, products may be shipped to third-party warehousing locations. Revenue is not recognized until the customer places orders against that inventory and acknowledges ownership of the goods in writing. Provisions for estimated returns and allowances are recorded at the time of shipment based on historical rates of returns as a percentage of sales.

ADVERTISING AND PROMOTION

     The Company advertises its branded products through national and regional media, and through cooperative advertising programs with retailers. Retailers are also offered in-store promotional allowances and offered pre-season stocking allowances. Certain products are also promoted with direct consumer rebate programs. Advertising and promotion costs (including allowances and rebates) incurred during the year are expensed ratably to interim periods in relation to revenues. All advertising and promotion costs, except for production costs, are expensed within the fiscal year in which such costs are incurred. Production costs for advertising programs are deferred until the period in which the advertising is first aired. Amounts paid or payable to customers or consumers in connection with the purchase of our products are recorded as a reduction of net sales.

RESEARCH AND DEVELOPMENT

     All costs associated with research and development are charged to expense as incurred. Expense for fiscal 2001, 2000, and 1999 was $24.7 million, $24.1 million, and $21.7 million, respectively.

EARNINGS PER COMMON SHARE

     Basic earnings per common share is based on the weighted-average number of common shares outstanding each period. Diluted earnings per common share is based on the weighted-average number of

                               THE SCOTTS COMPANY
common shares and dilutive potential common shares (stock options, convertible preferred stock and warrants) outstanding each period.

INVENTORIES

     Inventories are stated at the lower of cost or market, principally determined by the FIFO method; however, certain growing media inventories are accounted for by the LIFO method. At September 30, 2001 and 2000, approximately 9% and 13% of inventories, respectively, are valued at the lower of LIFO cost or market. Inventories include the cost of raw materials, labor and manufacturing overhead. The Company makes provisions for obsolete or slow-moving inventories as necessary to properly reflect inventory value. Reserves for excess and obsolete inventories were $22.3 million and $20.1 million at September 30, 2001 and 2000, respectively.

LONG-LIVED ASSETS

     Property, plant and equipment, including significant improvements, are stated at cost. Expenditures for maintenance and repairs are charged to operating expenses as incurred. When properties are retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from the accounts with the resulting gain or loss being reflected in results of operations.

     Depletion of applicable land is computed on the units-of-production method. Depreciation of other property, plant and equipment is provided on the straight-line method and is based on the estimated useful economic lives of the assets as follows:

Land improvements...........................................   10-25 years
Buildings...................................................   10-40 years
Machinery and equipment.....................................    3-15 years
Furniture and fixtures......................................    6-10 years
Software....................................................     3-8 years

     Interest is capitalized on all significant capital projects. The Company capitalized $3.1 million and $2.4 million of interest costs during fiscal 2001 and 2000, respectively.

     Goodwill arising from business acquisitions is amortized over its useful life, which is generally 20 to 40 years, on a straight-line basis. Intangible assets include patents, trademarks and other intangible assets which are valued at acquisition through independent appraisals. Patents, trademarks and other intangible assets are being amortized on a straight-line basis over periods varying from 7 to 40 years. Accumulated amortization at September 30, 2001 and 2000 was $150.2 million and $120.6 million, respectively.

     Management assesses the recoverability of property and equipment, goodwill, trademarks and other intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its future undiscounted cash flows. If it is determined that an impairment has occurred, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value.

INTERNAL USE SOFTWARE

     The Company accounts for the costs of internal use software in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Accordingly, costs other than reengineering costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage, or the post-implementation/operation stage. As of September 30, 2001 and 2000, the Company had $36.7 million and $37.3 million, respectively,

                               THE SCOTTS COMPANY
in unamortized capitalized internal use computer software costs. Amortization of these costs was $4.3 million during fiscal 2001 and $0.9 million during fiscal 2000.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid financial instruments with original maturities of three months or less to be cash equivalents.

ENVIRONMENTAL COSTS

     The Company recognizes environmental liabilities when conditions requiring remediation are identified. The Company determines its liability on a site by site basis and records a liability at the time when it is probable and can be reasonably estimated. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Environmental liabilities are not discounted or reduced for possible recoveries from insurance carriers.

FOREIGN EXCHANGE INSTRUMENTS

     Gains and losses on foreign currency transaction hedges are recognized in income and offset the foreign exchange gains and losses on the underlying transactions. Gains and losses on foreign currency firm commitment hedges are deferred and included in the basis of the transactions underlying the commitments.

     All assets and liabilities in the balance sheets of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated into U.S. dollar equivalents at year-end exchange rates. Translation gains and losses are accumulated as a separate component of other comprehensive income and included in shareholders' equity. Income and expense items are translated at average monthly exchange rates. Foreign currency transaction gains and losses are included in the determination of net income.

DERIVATIVE INSTRUMENTS

     In the normal course of business, the Company is exposed to fluctuations in interest rates and the value of foreign currencies. The Company has established policies and procedures that govern the management of these exposures through the use of a variety of financial instruments. The Company employs various financial instruments, including forward exchange contracts and swap agreements, to manage certain of the exposures when practical. By policy, the Company does not enter into such contracts for the purpose of speculation or use leveraged financial instruments. The Company's derivatives activities are managed by the chief financial officer and other senior management of the Company in consultation with the Finance Committee of the Board of Directors. These activities include establishing the Company's risk-management philosophy and objectives, providing guidelines for derivative-instrument usage and establishing procedures for control and valuation, counterparty credit approval and the monitoring and reporting of derivative activity. The Company's objective in managing its exposure to fluctuations in interest rates and foreign currency exchange rates is to decrease the volatility of earnings and cash flows associated with changes in the applicable rates and prices. To achieve this objective, the Company primarily enters into forward exchange contracts and swap agreements whose values change in the opposite direction of the anticipated cash flows. Derivative instruments related to forecasted transactions are considered to hedge future cash flows, and the effective portion of any gains or losses is included in other comprehensive income until earnings are affected by the variability of cash flows. Any remaining gain or loss is recognized currently in earnings. The cash flows of the derivative instruments are expected to be highly effective in achieving offsetting cash flows attributable to fluctuations in the cash flows of the hedged risk. If it becomes probable that a forecasted transaction will no longer occur, the derivative will continue to be carried on the balance sheet at fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings.

                               THE SCOTTS COMPANY

     To manage certain of its cash flow exposures, the Company has entered into forward exchange contracts and interest rate swap agreements. The forward exchange contracts are designated as hedges of the Company's foreign currency exposure associated with future cash flows. Amounts payable or receivable under forward exchange contracts are recorded as adjustments to selling, general and administrative expense. The interest rate swap agreements are designated as hedges of the Company's interest rate risk associated with certain variable rate debt. Amounts payable or receivable under the swap agreements are recorded as adjustments to interest expense.

     Unrealized gains or losses resulting from valuing these swaps at fair value are recorded in other comprehensive income.

     The Company adopted Statement of Financial Accounting Standards No. 133 as of October 2000. Since adoption, there have been no gains or losses recognized in earnings for hedge ineffectiveness or due to excluding a portion of the value from measuring effectiveness.

RECLASSIFICATIONS

     Certain reclassifications have been made to the prior years' financial statements to conform to fiscal 2001 classifications.

NOTE 2.  DETAIL OF CERTAIN FINANCIAL STATEMENT ACCOUNTS

                                                               2001     2000
                                                              ------   ------
                                                               (IN MILLIONS)
INVENTORIES, NET:
  Finished goods............................................  $295.8   $232.9
  Raw materials.............................................    72.6     74.6
                                                              ------   ------
                                                              $368.4   $307.5

                                                               2001      2000
                                                              -------   -------
                                                                (IN MILLIONS)
PROPERTY, PLANT AND EQUIPMENT, NET:
  Land and improvements.....................................  $  38.9   $  38.5
  Buildings.................................................    119.5     109.0
  Machinery and equipment...................................    203.4     201.4
  Furniture and fixtures....................................     31.9      30.0
  Software..................................................     42.0      39.5
  Construction in progress..................................     79.6      54.4
  Less: accumulated depreciation............................   (204.6)   (182.3)
                                                              -------   -------
  Total.....................................................  $ 310.7   $ 290.5

                                                               2001     2000
                                                              ------   ------
                                                               (IN MILLIONS)
INTANGIBLE ASSETS, NET:
  Goodwill..................................................  $352.3   $330.1
  Trademarks................................................   385.7    358.0
  Other.....................................................   183.3    175.6
  Less: accumulated amortization............................  (150.2)  (120.6)
                                                              ------   ------
  Total.....................................................  $771.1   $743.1

                               THE SCOTTS COMPANY

                                                               2001     2000
                                                              ------   ------
                                                               (IN MILLIONS)
ACCRUED LIABILITIES:
  Payroll and other compensation accruals...................  $ 35.2   $ 40.5
  Advertising and promotional accruals......................    63.5     62.3
  Restructuring accruals....................................    30.1      0.0
  Other.....................................................    79.2     71.5
                                                              ------   ------
  Total.....................................................  $208.0   $174.3

                                                               2001     2000
                                                              ------   ------
                                                               (IN MILLIONS)
OTHER NON-CURRENT LIABILITIES:
  Accrued pension and postretirement liabilities............  $62.0    $49.8
  Legal and environmental reserves..........................    7.0     10.5
  Restructuring accruals....................................    4.2      0.0
  Other.....................................................    2.0      0.0
                                                              -----    -----
  Total.....................................................  $75.2    $60.3

NOTE 3.  MARKETING AGREEMENT

     Effective September 30, 1998, the Company entered into an agreement with Monsanto Company ("Monsanto", now known as Pharmacia Corporation) for exclusive domestic and international marketing and agency rights to Monsanto's consumer Roundup(R) herbicide products. Under the terms of the agreement, the Company is entitled to receive an annual commission from Monsanto in consideration for the performance of its duties as agent. The annual commission is calculated as a percentage of the actual earnings before interest and income taxes (EBIT), as defined in the agreement, of the Roundup(R) business. Each year's percentage varies in accordance with the terms of the agreement based on the achievement of two earnings thresholds and on commission rates that vary by threshold and program year.

     The agreement also requires the Company to make fixed annual payments to Monsanto as a contribution against the overall expenses of the Roundup(R) business. The annual fixed payment is defined as $20 million. However, portions of the annual payments for the first three years of the agreement are deferred. No payment was required for the first year (fiscal 1999), a payment of $5 million was required for the second year and a payment of $15 million was required for the third year so that a total of $40 million of the contribution payments were deferred. Beginning in the fifth year of the agreement, the annual payments to Monsanto increase to at least $25 million, which include per annum interest charges at 8%. The annual payments may be increased above $25 million if certain significant earnings targets are exceeded. If all of the deferred contribution amounts are paid prior to 2018, the annual contribution payments revert to $20 million. Regardless of whether the deferred contribution amounts are paid, all contribution payments cease entirely in 2018.

     The Company is recognizing a charge each year associated with the annual contribution payments equal to the required payment for that year. The Company is not recognizing a charge for the portions of the contribution payments that are deferred until the time those deferred amounts are paid. The Company considers this method of accounting for the contribution payments to be appropriate after consideration of the likely term of the agreement, the Company's ability to terminate the agreement without paying the deferred amounts, and the fact that approximately $18.6 million of the deferred amount is never paid, even if the agreement is not terminated prior to 2018, unless significant earnings targets are exceeded.

     The express terms of the agreement permit the Company to terminate the agreement only upon Material Breach, Material Fraud or Material Willful Misconduct by Monsanto, as such terms are defined in the agreement, or upon the sale of the Roundup business by Monsanto. In such instances, the agreement permits

                               THE SCOTTS COMPANY
the Company to avoid payment of any deferred contribution and related per annum charge. The Company's basis for not recording a financial liability to Monsanto for the deferred portions of the annual contribution and per annum charge is based on our assessment and consultations with our legal counsel and the Company's independent accountants. In addition, the Company has obtained a legal opinion from The Bayard Firm, P.A., which concluded, subject to certain qualifications, that if the matter were litigated, a Delaware court would likely conclude that the Company is entitled to terminate the agreement at will, with appropriate prior notice, without incurring significant penalty, and avoid paying the unpaid deferred amounts. We have concluded that, should the Company elect to terminate the agreement at any balance sheet date, it will not incur significant economic consequences as a result of such action.

     The Bayard Firm was special Delaware counsel retained during fiscal 2000 solely for the limited purpose of providing a legal opinion in support of the contingent liability treatment of the agreement previously adopted by the Company and has neither generally represented or advised the Company nor participated in the preparation or review of the Company's financial statements or any SEC filings. The terms of such opinion specifically limit the parties who are entitled to rely on it.

     The Company's conclusion is not free from challenge and, in fact, would likely be challenged if the Company were to terminate the agreement. If it were determined that, upon termination, the Company must pay any remaining deferred contribution amounts and related per annum charges, the resulting charge to earnings could have a material impact on the Company's results of operations and financial position. At September 30, 2001, contribution payments and related per annum charges of approximately $46.4 million had been deferred under the agreement. This amount is considered a contingent obligation and has not been reflected in the financial statements as of and for the year then ended.

     Monsanto has disclosed that it is accruing the $20 million fixed contribution fee per year beginning in the fourth quarter of Monsanto's fiscal year 1998, plus interest on the deferred portion.

     The agreement has a term of seven years for all countries within the European Union (at the option of both parties, the agreement can be renewed for up to 20 years for the European Union countries). For countries outside of the European Union, the agreement continues indefinitely unless terminated by either party. The agreement provides Monsanto with the right to terminate the agreement for an event of default (as defined in the agreement) by the Company or a change in control of Monsanto or the sale of the Roundup(R) business. The agreement provides the Company with the right to terminate the agreement in certain circumstances including an event of default by Monsanto or the sale of the Roundup(R) business. Unless Monsanto terminates the agreement for an event of default by the Company, Monsanto is required to pay a termination fee to the Company that varies by program year. The termination fee is $150 million for each of the first five program years, gradually declines to $100 million by year ten of the program and then declines to a minimum of $16 million if the program continues for years 11 through 20.

     In consideration for the rights granted to the Company under the agreement for North America, the Company was required to pay a marketing fee of $32 million to Monsanto. The Company has deferred this amount on the basis that the payment will provide a future benefit through commissions that will be earned under the agreement and is amortizing the balance over ten years, which is the estimated likely term of the agreement.

NOTE 4.  RESTRUCTURING AND OTHER CHARGES

2001 CHARGES

     During the third and fourth quarters of fiscal 2001, the Company recorded $75.7 million of restructuring and other charges, primarily associated with the closure or relocation of certain manufacturing and administrative facilities. The $75.7 million in charges is segregated in the Statements of Operations in two components: (i) $7.3 million included in cost of sales for the write-off of inventory that was rendered

                               THE SCOTTS COMPANY
unusable as a result of the restructuring activities and (ii) $68.4 million included in selling, general and administrative costs. Included in the $68.4 million charge in selling, general and administrative costs is $20.4 million to write-down to fair value certain property and equipment and other assets; $5.8 million of facility exit costs; $27.0 million of severance costs; and $15.2 million in other restructuring and other costs. The severance costs related to reduction in force initiatives and facility closures and consolidations in North America and Europe covering approximately 340 administrative, production, selling and other employees. Severance costs are expected to be paid in fiscal 2002 with some payments extending into 2003. All other fiscal 2001 restructuring related activities and costs are expected to be completed by the end of fiscal 2002.

     The following is a rollforward of the restructuring and related charges recorded in the third and fourth quarters of fiscal 2001:

DESCRIPTION                                   TYPE     CLASSIFICATION   CHARGE   PAYMENT   BALANCE
-----------                                 --------   --------------   ------   -------   -------
Severance.................................    Cash         SG&A         $ 27.0   $ (1.9)    $25.1
Facility exit costs.......................    Cash         SG&A            5.8     (0.6)      5.2
Other related costs.......................    Cash         SG&A           15.2     (8.2)      7.0
                                                                        ------   ------     -----
  Total cash..............................                                48.0   $(10.7)    $37.3
                                                                        ------
Property and equipment writedowns.........  Non-Cash       SG&A            7.9
Obsolete inventory writeoffs..............  Non-Cash   Cost of sales       7.3
Other asset writedowns....................  Non-Cash       SG&A           12.5
                                                                        ------
  Total non-cash..........................                                27.7
                                                                        ------
  Total...................................                              $ 75.7

1999 CHARGES

     During fiscal 1999, the Company recorded $1.4 million of restructuring charges associated with management's decision to reorganize the North American Professional Business Group to strengthen distribution and technical sales support, integrate brand management across market segments and reduce annual operating expenses. These charges represent costs to sever approximately 60 in-house sales associates who were terminated in fiscal 1999. Approximately $1.1 million of severance payments were made to these former associates during fiscal 1999. Of the remaining $0.3 million, $0.2 million was paid in fiscal 2000, and the remainder was paid in fiscal 2001.

NOTE 5.  ACQUISITIONS AND DIVESTITURES

     On January 1, 2001, the Company acquired the Substral(R) brand and consumer plant care business from Henkel KGaA. Substral(R) is a leading consumer fertilizer brand in many European countries including Germany, Austria, Belgium, France and the Nordics. Under the terms of the asset purchase agreement, the Company acquired specified working capital and intangible assets associated with the Substral(R) business. The purchase price will be determined based on the value of the working capital assets acquired and the performance of the business for the period from June 15, 2000 to December 31, 2000. The parties to the transaction are still in the process of determining a final purchase price; however, the Company's management estimates that the final purchase price will be approximately $40 million. On June 29, 2001 and December 29, 2000, the Company advanced $6.4 million and $6.9 million, respectively, to Henkel KGaA toward the Substral(R) purchase price.

     The Substral(R) acquisition was made in exchange for cash and notes due to seller and was accounted for under the purchase method of accounting. Accordingly, Substral's results have been included from the date of its acquisition and the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Intangible assets associated with the purchase were $33.7 million.

                               THE SCOTTS COMPANY

     Statement of Financial Accounting Standards No. 141, "Business Combinations" was issued in June 2001. This new standard mandates the purchase method of accounting for all business combinations entered into after June 30, 2001. The standard also requires the valuation of intangible assets apart from goodwill for assets that arise as a result of contractual or legal rights or if the right is separable (able to be sold, transferred, leased, licensed, etc.). Goodwill is the residual amount after all tangible and other intangible assets have been valued. All acquisitions in fiscal 2001 were in process or completed prior to the effective date of SFAS No. 141.

     The following unaudited pro forma results of operations give effect to the Substral(R) brand acquisition as if it had occurred on October 1, 1999.

                                                               FISCAL YEAR ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                 (IN MILLIONS)
Net sales...................................................  $1,701.2   $1,673.6
Income before extraordinary loss............................      16.2       69.5
Net income..................................................      16.2       69.5
Basic earnings per share:
  Before extraordinary loss.................................  $    .57   $   2.49
  After extraordinary loss..................................       .57       2.49
Diluted earnings per share:
  Before extraordinary loss.................................  $    .53   $   2.34
  After extraordinary loss..................................       .53       2.34

     In May 2000, the Company sold its ProTurf(R) business to two buyers. The terms of the agreement included the sale of certain inventory for approximately $16.3 million and an arrangement for the use and eventual purchase of related trademarks by the buyers. A gain of approximately $4.6 million for the sale of this business is reflected in the Company's fiscal 2000 results of operations.

NOTE 6.  RETIREMENT PLANS.

     The Company offers a defined contribution profit sharing and 401(k) plan for substantially all U.S. employees. Full-time employees may participate in the plan on the first day of the month after being hired. Temporary employees may participate after working at least 1,000 hours in their first twelve months of employment and after reaching the age of 21. The plan allows participants to contribute up to 15% of their compensation in the form of pre-tax or post-tax contributions. The Company provides a matching contribution equivalent to 100% of participants' initial 3% contribution and 50% of the participants' remaining contribution up to 5%. Participants are immediately vested in employee contributions, the Company's matching contributions and the investment return on those monies. The Company also provides a base contribution to employees' accounts regardless of whether employees are active in the plan. The base contribution is 2% of compensation up to 50% of the Social Security taxable wage base plus 4% of compensation in excess of 50% of the Social Security wage base. Participants become vested in the Company's base contribution after three years of service. The Company recorded charges of $10.3 million, $7.4 million and $8.4 million under the plan in fiscal 2001, 2000 and 1999, respectively.

     In conjunction with the decision to offer the expanded defined contribution profit sharing and 401(k) plan to domestic Company associates, management decided to freeze benefits under certain defined benefit pension plans. These pension plans covered substantially all full-time U.S. associates who had completed one year of eligible service and reached the age of 21. The benefits under these plans are based on years of service and the associates' average final compensation or stated amounts. The Company's funding policy, consistent with statutory requirements and tax considerations, is based on actuarial computations using the

                               THE SCOTTS COMPANY

Projected Unit Credit method. The Company also curtailed its non-qualified supplemental pension plan which provides for incremental pension payments from the Company so that total pension payments equal amounts that would have been payable from the Company's pension plans if it were not for limitations imposed by income tax regulations.

     The Company also sponsors the following pension plans associated with the international businesses it has acquired: Scotts Europe BV, ASEF Europe BV (Netherlands), The Scotts Company (UK) Ltd., Miracle Garden Care, Scotts France SAS, Scotts Celaflor GmbH (Germany) and Scotts Celaflor HG (Austria). These plans generally cover all associates of the respective businesses and retirement benefits are generally based on years of service and compensation levels. The pension plans for Scotts Europe BV, ASEF Europe BV (Netherlands), The Scotts Company (UK) Ltd., and Miracle Garden Care are funded plans. The remaining international pension plans are not funded by separately held plan assets.

     In connection with reduction in force initiatives implemented in fiscal 2001, curtailment (gains) or losses of ($0.2) million and $2.7 million were recorded as components of restructuring expense for the international and domestic defined benefit pension plans, respectively.

     The following tables present information about benefit obligations, plan assets, annual expense and other assumptions about the Company's defined benefit pension plans ($ millions):

                                                     CURTAILED
                                                  DEFINED BENEFIT   INTERNATIONAL     CURTAILED
                                                       PLANS        BENEFIT PLANS    EXCESS PLAN
                                                  ---------------   -------------   -------------
                                                   2001     2000    2001    2000    2001    2000
                                                  ------   ------   -----   -----   -----   -----
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.........  $59.5    $59.0    $72.1   $73.2   $ 1.9   $ 1.9
Service cost....................................                      3.6     2.9
Interest cost...................................    4.6      4.1      4.0     3.7     0.1     0.1
Plan participants' contributions................                      0.7     0.8
Curtailment loss (gain).........................    2.7              (0.2)
Actuarial (gain) loss...........................    4.3              (2.7)   (0.4)   (0.1)   (0.1)
Benefits paid...................................   (3.9)    (3.6)    (1.7)   (1.6)
Foreign currency translation....................                      0.3    (6.5)
                                                  -----    -----    -----   -----   -----   -----
Benefit obligation at end of year...............  $67.2    $59.5    $76.1   $72.1   $ 1.9   $ 1.9
                                                  =====    =====    =====   =====   =====   =====
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of
  year..........................................   56.2     56.8     64.3    59.9
Actual return on plan assets....................    4.5      3.0    (13.7)    7.6
Employer contribution...........................    0.1               2.8     1.2
Plan participants' contributions................                      0.7     0.9
Benefits paid...................................   (3.9)    (3.6)    (1.7)   (0.6)
Foreign currency translation....................                     (0.6)   (4.7)
                                                  -----    -----    -----   -----
Fair value of plan assets at end of year........  $56.9    $56.2    $51.8   $64.3
                                                  =====    =====    =====   =====
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL
  POSITION CONSIST OF:
Funded status...................................  (10.3)    (3.3)   (24.3)   (7.8)   (1.9)   (1.9)
Unrecognized losses.............................   12.1      8.3     15.8     0.7     0.3     0.3
                                                  -----    -----    -----   -----   -----   -----
Net amount recognized...........................  $ 1.8    $ 5.0     (8.5)  $(7.1)  $(1.6)  $(1.6)
                                                  =====    =====    =====   =====   =====   =====

                               THE SCOTTS COMPANY

                                2001    2000    1999    2001    2000    1999    2001   2000   1999
                                -----   -----   -----   -----   -----   -----   ----   ----   ----
COMPONENTS OF NET PERIODIC
  BENEFIT COST
Service cost..................  $       $       $       $ 3.6   $ 3.5   $ 3.2   $      $      $
Interest cost.................    4.6     4.1     4.2     4.0     4.0     3.6    0.1    0.1    0.1
Expected return on plan
  assets......................   (4.3)   (4.4)   (4.5)   (4.8)   (5.5)   (3.7)
Net amortization and
  deferral....................    0.3             0.4             0.6     0.3
Curtailment loss (gain).......    2.7                    (0.2)
                                -----   -----   -----   -----   -----   -----   ----   ----   ----
Net periodic benefit cost.....  $ 3.3   $(0.3)  $ 0.1   $ 2.6   $ 2.6   $ 3.4   $0.1   $0.1   $0.1
                                =====   =====   =====   =====   =====   =====   ====   ====   ====

                                           2001   2000      2001       2000     2001   2000
                                           ----   -----   --------   --------   ----   -----
Weighted average assumption:
  Discount rate..........................  7.5%   7.75%   5.5-6.5%   5.4-6.5%   7.5%   7.75%
  Expected return on plan assets.........  8.0%    8.0%   4.0-8.0%   4.0-8.0%   8.0%    8.0%
  Rate of compensation increase..........   n/a     n/a   2.5-4.0%   1.5-4.0%    n/a     n/a

     At September 30, 2001, the status of the international plans was as follows:

                                                              2001    2000
                                                              -----   -----
Plans with benefit obligations in excess of plan assets:
  Aggregate projected benefit obligations...................  $73.9   $17.2
  Aggregate fair value of plan assets.......................   49.7     4.7
Plans with plan assets in excess of benefit obligations:
  Aggregate projected benefit obligations...................    2.1    54.9
  Aggregate fair value of plan assets.......................    2.1    59.6

NOTE 7.  ASSOCIATE BENEFITS

     The Company provides comprehensive major medical benefits to certain of its retired associates and their dependents. Substantially all of the Company's domestic associates become eligible for these benefits if they retire at age 55 or older with more than ten years of service. The plan requires certain minimum contributions from retired associates and includes provisions to limit the overall cost increases the Company is required to cover. The Company funds its portion of retiree medical benefits on a pay-as-you-go basis.

     Prior to October 1, 1993, the Company effected several changes in plan provisions, primarily related to current and ultimate levels of retiree and dependent contributions. Retirees as of October 1, 1993 are entitled to benefits existing prior to these plan changes. These plan changes resulted in a reduction in unrecognized prior service cost, which is being amortized over future years.

     In connection with the reduction in force in fiscal 2001, the plan incurred a curtailment expense of $3.7 million which was included in restructuring expense.

                               THE SCOTTS COMPANY

     The following table set for the information about the retiree medical plan:

                                                               2001     2000
                                                              ------   ------
                                                               (IN MILLIONS)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.....................  $ 18.0   $ 15.8
Service cost................................................     0.3      0.4
Interest cost...............................................     1.4      1.3
Plan participants' contributions............................     0.3      0.3
Curtailment loss............................................     3.7
Actuarial loss..............................................              1.2
Benefits paid...............................................    (1.2)    (1.0)
                                                              ------   ------
Benefit obligation at end of year...........................  $ 22.5   $ 18.0
                                                              ======   ======
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year..............  $        $
Employer contribution.......................................     0.9      0.7
Plan participants' contributions............................     0.3      0.3
Benefits paid...............................................    (1.2)    (1.0)
                                                              ------   ------
Fair value of plan assets at end of year....................  $   --   $   --
                                                              ======   ======
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION
  CONSIST OF:
Funded status...............................................  $(22.5)  $(18.0)
Unrecognized prior service costs............................    (1.7)    (3.0)
Unrecognized prior gain.....................................    (0.3)    (4.0)
                                                              ------   ------
Net amount recognized.......................................  $(24.5)  $(25.0)
                                                              ======   ======

     The discount rates used in determining the accumulated postretirement benefit obligation were 7.5% and 7.75% in fiscal 2001 and 2000, respectively. For measurement purposes, annual rates of increase in per capita cost of covered retiree medical benefits assumed for fiscal 2001 and 2000 were 9.50% and 8.50%, respectively. The rate was assumed to decrease gradually to 5.5% through the year 2010 and remain at that level thereafter. A 1% increase in health cost trend rate assumptions would increase the accumulated postretirement benefit obligation (APBO) as of September 30, 2001 and 2000 by $0.5 million and $0.7 million, respectively. A 1% increase or decrease in the same rate would not have a material effect on service or interest costs.

     The Company is self-insured for certain health benefits up to $0.2 million per occurrence per individual. The cost of such benefits is recognized as expense in the period the claim is incurred. This cost was $14.7 million, $9.9 million and $11.0 million in fiscal 2001, 2000 and 1999, respectively. The Company is self-insured for State of Ohio workers compensation up to $0.5 million per claim. Claims in excess of stated limits of liability and claims for workers compensation outside of the State of Ohio are insured with commercial carriers.

                               THE SCOTTS COMPANY

NOTE 8.  DEBT

                                                               SEPTEMBER 30,
                                                              ---------------
                                                               2001     2000
                                                              ------   ------
                                                               (IN MILLIONS)
Revolving loans under credit facility.......................  $ 94.7   $ 37.3
Term loans under credit facility............................   398.6    452.2
Senior subordinated notes...................................   320.5    319.2
Notes due to sellers........................................    53.7     36.4
Foreign bank borrowings and term loans......................     9.4      7.1
Capital lease obligations and other.........................    10.9     10.6
                                                              ------   ------
                                                               887.8    862.8
Less current portions.......................................    71.3     49.4
                                                              ------   ------
                                                              $816.5   $813.4
                                                              ======   ======

     Maturities of short- and long-term debt, including capital leases for the next five fiscal years and thereafter are as follows:

                                                              CAPITAL LEASES   OTHER
                                                                AND OTHER       DEBT
                                                              --------------   ------
                                                                   (IN MILLIONS)
2002........................................................      $ 2.3        $ 70.7
2003........................................................        1.0          54.8
2004........................................................        0.8          36.8
2005........................................................        0.5         139.7
2006........................................................        0.3           1.1
Thereafter..................................................        6.3         585.0
                                                                  -----        ------
                                                                  $11.2        $888.1
Less: amounts representing future interest..................       (0.3)        (11.2)
                                                                  -----        ------
                                                                  $10.9        $876.9
                                                                  =====        ======

     On December 4, 1998, The Scotts Company and certain of its subsidiaries entered into a credit facility (the "Original Credit Agreement") which provided for borrowings in the aggregate principal amount of $1.025 billion and consisted of term loan facilities in the aggregate amount of $525 million and a revolving credit facility in the amount of $500 million. Proceeds from borrowings under the Original Credit Agreement of approximately $241.0 million were used to repay amounts outstanding under the then existing credit facility. The Company recorded a $0.4 million extraordinary loss, net of tax, in connection with the retirement of the previous facility.

     On December 5, 2000, The Scotts Company and certain of its subsidiaries entered into an Amended and Restated Credit Agreement (the "Amended Credit Agreement"), amending and restating in its entirety the Original Credit Agreement. Under the terms of the Amended Credit Agreement, the revolving credit facility was increased from $500 million to $575 million and the net worth covenant was amended.

     The term loan facilities consist of two tranches. The Tranche A Term Loan Facility consists of three sub-tranches of French Francs, German Deutsche Marks and British Pounds Sterling in an aggregate principal amount of $265 million which are to be repaid quarterly over a 6 1/2 year period. The Tranche B Term Loan Facility replaced the Tranche B and Tranche C facilities from the Original Credit Agreement. Those facilities were prepayable without penalty. The new Tranche B Term Loan Facility has an aggregate principal amount of $260 million and is repayable in installments as follows: quarterly installments of $0.25 million beginning June 30, 2001 through December 31, 2006, quarterly installments of $63.5 million beginning March 31, 2007 through September 30, 2007 and a final quarterly installment of $63.8 million on December 31, 2007.

                               THE SCOTTS COMPANY

     The revolving credit facility provides for borrowings of up to $575 million, which are available on a revolving basis over a term of 6 1/2 years. A portion of the revolving credit facility not to exceed $100 million is available for the issuance of letters of credit. A portion of the facility not to exceed $258.8 million is available for borrowings in optional currencies, including German Deutsche Marks, British Pounds Sterling, French Francs, Belgian Francs, Italian Lira and other specified currencies, provided that the outstanding revolving loans in optional currencies other than British Pounds Sterling does not exceed $138 million. The outstanding principal amount of all revolving credit loans may not exceed $150 million for at least 30 consecutive days during any calendar year.

     Interest rates and commitment fees under the Amended Credit Agreement vary according to the Company's leverage ratios and interest rates also vary within tranches. The weighted-average interest rate on the Company's variable rate borrowings at September 30, 2001 was 7.85% and at September 30, 2000 was 8.78%. In addition, the Amended Credit Agreement requires that Scotts enter into hedge agreements to the extent necessary to provide that at least 50% of the aggregate principal amount of the 8 5/8% Senior Subordinated Notes due 2009 and term loan facilities is subject to a fixed interest rate or interest rate protection for a period of not less than three years. Financial covenants include minimum net worth, interest coverage and net leverage ratios. Other covenants include limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sale of assets, leases, dividends, capital expenditures, and investments. The Scotts Company and all of its domestic subsidiaries pledged substantially all of their personal, real and intellectual property assets as collateral for the borrowings under the Amended Credit Agreement. The Scotts Company and its subsidiaries also pledged the stock in foreign subsidiaries that borrow under the Amended Credit Agreement.

     At September 30, 2001, primarily due to the restructuring charges recorded in fiscal 2001, Scotts was in default of the covenants in the Amended Credit Agreement pertaining to net worth, leverage and interest coverage. The defaults were waived to and including December 31, 2001 and the Company is now in compliance at September 30, 2001 with the covenants as modified by the December 2001 amendment. See Note 22 regarding the December 2001 amendment to the Amended Credit Agreement.

     Approximately $15.1 million of financing costs associated with the revolving credit facility have been deferred as of September 30, 2001 and are being amortized over a period of approximately 7 years, beginning in fiscal year 1999.

     In January 1999, The Scotts Company completed an offering of $330 million of 8 5/8% Senior Subordinated Notes due 2009. The net proceeds from the offering, together with borrowings under the Original Credit Agreement, were used to fund the Ortho acquisition and to repurchase approximately $97 million of outstanding 9 7/8% Senior Subordinated Notes due August 2004. The Company recorded an extraordinary loss before tax on the extinguishment of the 9 7/8% Notes of approximately $9.3 million, including a call premium of $7.2 million and the write-off of unamortized issuance costs and discounts of $2.1 million. In August 1999, Scotts repurchased the remaining $2.9 million of the 9 7/8% Notes, resulting in an extraordinary loss, net of tax, of $0.1 million.

     Scotts entered into two interest rate locks in fiscal 1998 to hedge its anticipated interest rate exposure on the 8 5/8% Notes offering. The total amount paid under the interest rate locks of $12.9 million has been recorded as a reduction of the 8 5/8% Notes' carrying value and is being amortized over the life of the 8 5/8% Notes as interest expense. Approximately $11.8 million of issuance costs associated with the 8 5/8% Notes were deferred and are being amortized over the term of the Notes.

     In conjunction with the acquisitions of Rhone-Poulenc Jardin and Sanford Scientific, notes were issued for certain portions of the total purchase price that are to be paid in annual installments over a four-year period. The present value of the remaining note payments is $16.0 million and $4.4 million, respectively. The Company is imputing interest on the non-interest bearing notes using an interest rate prevalent for similar

                               THE SCOTTS COMPANY
instruments at the time of acquisition (approximately 9% and 8%, respectively). In conjunction with other acquisitions, notes were issued for certain portions of the total purchase price that are to be paid in annual installments over periods ranging from four to five years. The present value of remaining note payments is $14.4 million. The Company is imputing interest on the non-interest bearing notes using an interest rate prevalent for similar instruments at the time of the acquisitions (approximately 8%).

     In conjunction with the Substral(R) acquisition, notes were issued for certain portions of the total purchase price that are to be paid in semi-annual installments over a two-year period. The remaining note payments total $21.5 million. The interest rate on these notes is of 5.5%.

     The foreign term loans of $6.0 million issued on December 12, 1997, have an 8-year term and bear interest at 1% below LIBOR. The present value of these loans at September 30, 2001 and 2000 was $2.8 million and $3.2 million, respectively. The loans are denominated in British Pounds Sterling and can be redeemed, on demand, by the note holder. The foreign bank borrowings of $6.6 million at September 30, 2001 and $3.9 million at September 30, 2000 represent lines of credit for foreign operations and are primarily denominated in French Francs.

NOTE 9.  SHAREHOLDERS' EQUITY

                                                                2001           2000
                                                            ------------   ------------
                                                                   (IN MILLIONS)
STOCK
Preferred shares, no par value:
  Authorized..............................................    0.2 shares     0.2 shares
  Issued..................................................    0.0 shares     0.0 shares
Common shares, no par value
  Authorized..............................................  100.0 shares   100.0 shares
  Issued..................................................   31.3 shares    31.3 shares

     Class A Convertible Preferred Stock ("Preferred Shares") with a liquidation preference of $195.0 million was issued in conjunction with the 1995 Miracle-Gro merger transactions. These Preferred Shares had a 5% dividend yield and were convertible upon shareholder demand into common shares at any time and at The Scotts Company's option after May 2000 at $19.00 per common share. The conversion feature associated with the Preferred Shares issued in connection with the Miracle-Gro merger transactions was negotiated as an integral part of the overall transaction. The conversion price exceeded the fair market value of The Scotts Company's common shares on the date the two companies reached agreement and, therefore, the Preferred Shares did not provide for a beneficial conversion feature. Additionally, warrants to purchase 3.0 million common shares of The Scotts Company were issued as part of the purchase price. The warrants are exercisable upon shareholder demand for 1.0 million common shares at $21.00 per share, 1.0 million common shares at $25.00 per share and 1.0 million common shares at $29.00 per share. The exercise term for the warrants expires November 2003. The fair value of the warrants at issuance has been included in capital in excess of par value in the Company's Consolidated Balance Sheets.

     In fiscal 1999, certain of the Preferred Shares were converted into 0.2 million common shares at the holder's option. In October 1999, all of the then outstanding Preferred Shares were converted into 10.0 million common shares. In exchange for the early conversion, The Scotts Company paid the holders of the Preferred Shares $6.4 million. That amount represents the dividends on the Preferred Shares that otherwise would have been payable from the conversion date through May 2000, the month during which the Preferred Shares could first be redeemed by The Scotts Company. In addition, The Scotts Company agreed to accelerate the termination of many of the standstill provisions in the Miracle-Gro merger agreement that would otherwise have terminated in May 2000. These standstill provisions include the provisions related to the Board of Directors and voting restrictions, as well as restrictions on transfer. Therefore, the former

                               THE SCOTTS COMPANY
shareholders of Stern's Miracle-Gro Products, Inc., including Hagedorn Partnership, L.P., may vote their common shares freely in the election of directors and generally on all matters brought before The Scotts Company's shareholders. Following the conversion and the termination of the standstill provisions described above, the former shareholders of Miracle-Gro own approximately 40% of The Scotts Company's outstanding common shares and have the ability to significantly influence the election of directors and approval of other actions requiring the approval of The Scotts Company's shareholders.

     In January 2001, the Amended Articles of Incorporation of The Scotts Company were amended to change the authorized preferred stock from 195,000 shares of Class A Convertible Preferred Stock to 195,000 preferred shares, each without par value.

     The limitations on the ability of the former shareholders of Miracle-Gro to acquire additional voting securities of The Scotts Company contained in the merger agreement terminated as of October 1, 1999, except for the restriction under which the former shareholders of Miracle-Gro may not acquire, directly or indirectly, beneficial ownership of Voting Stock (as that term is defined in the Miracle-Gro merger agreement) representing more than 49% of the total voting power of the outstanding Voting Stock, except pursuant to a tender offer for 100% of that total voting power, which tender offer is made at a price per share which is not less than the market price per share on the last trading day before the announcement of the tender offer and is conditioned upon the receipt of at least 50% of the Voting Stock beneficially owned by shareholders of The Scotts Company other than the former shareholders of Miracle-Gro and their affiliates and associates.

     Under The Scotts Company 1992 Long Term Incentive Plan (the "1992 Plan"), stock options and performance share awards were granted to officers and other key employees of the Company. The 1992 Plan also provided for the grant of stock options to non-employee directors of Scotts. The maximum number of common shares that may be issued under the 1992 Plan is 1.7 million, plus the number of common shares surrendered to exercise options (other than non-employee director options) granted under the 1992 Plan, up to a maximum of 1.0 million surrendered common shares. Vesting periods under the 1992 Plan vary and were determined by the Compensation and Organization Committee of the Board of Directors.

     Under The Scotts Company 1996 Stock Option Plan (the "1996 Plan"), stock options may be granted to officers and other key employees of the Company and non-employee directors of The Scotts Company. The maximum number of common shares that may be issued under the 1996 Plan is 5.5 million. Vesting periods under the 1996 Plan vary. Generally, a 3-year cliff vesting schedule is used unless decided otherwise by the Compensation and Organization Committee of the Board of Directors.

     Aggregate stock option activity consists of the following (shares in millions):

                                                  FISCAL YEAR ENDED SEPTEMBER 30,
                               ---------------------------------------------------------------------
                                       2001                    2000                    1999
                               ---------------------   ---------------------   ---------------------
                               NUMBER OF               NUMBER OF               NUMBER OF
                                COMMON     WTD. AVG.    COMMON     WTD. AVG.    COMMON     WTD. AVG.
                                SHARES       PRICE      SHARES       PRICE      SHARES       PRICE
                               ---------   ---------   ---------   ---------   ---------   ---------
Beginning balance............     4.9       $26.67        4.9       $26.33        3.8       $20.70
Options granted..............     0.9        28.66        0.3        37.39        1.4        35.70
Options exercised............    (0.8)       21.24       (0.1)       19.46       (0.2)       16.51
Options canceled.............    (0.4)       27.96       (0.2)       36.87       (0.1)       30.94
                                 ----                    ----                    ----
Ending balance...............     4.6        27.94        4.9        26.67        4.9        26.33
                                 ----                    ----                    ----
Exercisable at September
  30.........................     3.0       $24.96        2.7       $21.45        1.9       $19.77

                               THE SCOTTS COMPANY

     The following summarizes certain information pertaining to stock options outstanding and exercisable at September 30, 2001 (shares in millions):

                                                   OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
                                             -------------------------------   --------------------
                                                       WTD. AVG.   WTD. AVG.   WTD. AVG.
                 RANGE OF                    NO. OF    REMAINING   EXERCISE     NO. OF     EXERCISE
              EXERCISE PRICE                 OPTIONS     LIFE        PRICE      OPTIONS     PRICE
              --------------                 -------   ---------   ---------   ---------   --------
$15.00-$20.00..............................    1.2       4.18       $17.84        1.2       $17.84
$20.00-$25.00..............................    0.2       4.48        21.51        0.2        21.51
$25.00-$30.00..............................    0.5       6.23        27.25        0.5        27.12
$30.00-$35.00..............................    1.6       8.02        31.03        0.8        31.09
$35.00-$40.00..............................    1.0       7.98        36.36        0.3        36.80
$40.00-$46.38..............................    0.1       8.02        40.75        0.0        40.13
                                               ---                  ------        ---       ------
                                               4.6                  $27.94        3.0       $24.96
                                               ===                  ======        ===       ======

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which changes the measurement, recognition and disclosure standards for stock-based compensation. The Company, as allowable, has adopted SFAS No. 123 for disclosure purposes only.

     The fair value of each option granted has been estimated on the grant date using the Black-option-pricing model based on the following assumptions for those granted in fiscal 2001, 2000 and 1999: (1) expected market-price volatility of 29.5%, 27.05% and 24.44%, respectively; (2) risk-free interest rates of 4.4%, 6.0% and 6.0%, respectively; and (3) expected life of options of 6 years. Options are generally granted with a ten-year term. The estimated weighted-average fair value per share of options granted during fiscal 2001, 2000 and 1999 was $11.74, $14.94 and $13.64, respectively.

     Had compensation expense been recognized for fiscal 2001, 2000 and 1999 in accordance with provisions of SFAS No. 123, the Company would have recorded net income and earnings per share as follows:

                                                               2001     2000     1999
                                                              ------   ------   ------
                                                              (IN MILLIONS, EXCEPT PER
                                                                    SHARE DATA)
Net income used in basic earnings per share calculation.....  $10.8    $59.4    $55.3
Net income used in diluted earnings per share calculation...  $10.8    $59.4    $45.3
Earnings per share:
  Basic.....................................................  $0.38    $2.12    $2.50
  Diluted...................................................  $0.35    $2.00    $1.82

     The pro forma amounts shown above are not necessarily representative of the impact on net income in future years as additional option grants may be made each year.

                               THE SCOTTS COMPANY

NOTE 10.  EARNINGS PER COMMON SHARE

     The following table presents information necessary to calculate basic and diluted earnings per common share.

                                                              YEAR ENDED SEPTEMBER 30,
                                                              ------------------------
                                                               2001     2000     1999
                                                              ------   ------   ------
                                                              (IN MILLIONS, EXCEPT PER
                                                                    SHARE DATA)
BASIC EARNINGS PER COMMON SHARE:
  Net income before extraordinary loss......................  $15.5    $73.1    $69.1
  Net income................................................   15.5     73.1     63.2
  Class A Convertible Preferred Stock dividend..............    0.0     (6.4)    (9.7)
                                                              -----    -----    -----
  Income available to common shareholders...................   15.5     66.7     53.5
Weighted-average common shares outstanding during the
  period....................................................   28.4     27.9     18.3
Basic earnings per common share
  Before extraordinary item.................................  $0.55    $2.39    $3.25
  After extraordinary item..................................  $0.55    $2.39    $2.93
DILUTED EARNINGS PER COMMON SHARE:
  Net income used in diluted earnings per common share
     calculation............................................  $15.5    $66.7    $63.2
  Weighted-average common shares outstanding during the
     period.................................................   28.4     27.9     18.3
Potential common shares:
  Assuming conversion of Class A Convertible Preferred
     Stock..................................................    0.0      0.0     10.2
  Assuming exercise of options..............................    0.9      0.8      1.0
  Assuming exercise of warrants.............................    1.1      0.9      1.0
                                                              -----    -----    -----
Weighted-average number of common shares outstanding and
  dilutive potential common shares..........................   30.4     29.6     30.5
Diluted earnings per common share
  Before extraordinary item.................................  $0.51    $2.25    $2.27
  After extraordinary item..................................  $0.51    $2.25    $2.08

NOTE 11.  INCOME TAXES

     The provision for income taxes, net of tax benefits associated with the 1999 extraordinary losses of $4.1 million consists of the following:

                                                              YEAR ENDED SEPTEMBER 30,
                                                              ------------------------
                                                               2001     2000     1999
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Currently payable:
  Federal...................................................  $29.9    $27.8    $34.5
  State.....................................................    2.9      3.6      4.4
  Foreign...................................................    0.3      4.3      4.4
Deferred:
  Federal...................................................  (18.1)     6.9      0.5
  State.....................................................   (1.8)     0.6      0.0
                                                              -----    -----    -----
  Income tax expense........................................  $13.2    $43.2    $43.8
                                                              =====    =====    =====

                               THE SCOTTS COMPANY

     The domestic and foreign components of income before taxes are as follows:

                                                               YEAR ENDED SEPTEMBER 30,
                                                              --------------------------
                                                               2001     2000      1999
                                                              ------   -------   -------
                                                                    (IN MILLIONS)
Domestic....................................................  $30.3    $107.1    $100.0
Foreign.....................................................   (1.6)      9.2       6.9
                                                              -----    ------    ------
Income before taxes.........................................  $28.7    $116.3    $106.9
                                                              =====    ======    ======

     A reconciliation of the federal corporate income tax rate and the effective tax rate on income before income taxes is summarized below:

                                                              YEAR ENDED SEPTEMBER 30,
                                                              -------------------------
                                                              2001      2000      1999
                                                              -----     -----     -----
Statutory income tax rate...................................  35.0%     35.0%     35.0%
Effect of foreign operations................................   2.6      (0.3)     (0.7)
Goodwill amortization and other effects resulting from
  purchase accounting.......................................   7.5       2.7       3.0
State taxes, net of federal benefit.........................   2.5       2.4       2.6
Resolution of previous contingencies........................    --      (2.8)       --
Other.......................................................  (1.6)      0.1       1.1
                                                              ----      ----      ----
Effective income tax rate...................................  46.0%     37.1%     41.0%
                                                              ====      ====      ====

     The net current and non-current components of deferred income taxes recognized in the Consolidated Balance Sheets at September 30 are:

                                                                SEPTEMBER 30,
                                                              -----------------
                                                               2001      2000
                                                              -------   -------
                                                                (IN MILLIONS,
                                                              EXCEPT PER SHARE
                                                                    DATA)
Net current assets..........................................   $52.2     $25.1
Net non-current assets......................................    15.4      16.2
                                                               -----     -----
Net assets..................................................   $67.6     $41.3
                                                               =====     =====

     The components of the net deferred tax asset are as follows:

                                                               SEPTEMBER 30,
                                                              ---------------
                                                               2001     2000
                                                              ------   ------
                                                               (IN MILLIONS)
ASSETS
  Inventories...............................................  $ 14.7   $ 11.5
  Accrued liabilities.......................................    56.1     33.3
  Postretirement benefits...................................    20.5     14.3
  Foreign net operating losses..............................     1.6      1.9
  Other.....................................................    11.8     12.9
                                                              ------   ------
  Gross deferred tax assets.................................   104.7     73.9
  Valuation allowance.......................................    (1.0)    (1.1)
                                                              ------   ------
  Net deferred tax assets...................................   103.7     72.8
LIABILITIES
  Property, plant and equipment.............................   (21.8)   (18.2)
  Other.....................................................   (14.3)   (13.3)
                                                              ------   ------
  Net assets................................................  $ 67.6   $ 41.3
                                                              ======   ======

                               THE SCOTTS COMPANY

     Net operating loss carryforwards in foreign jurisdictions were $5.2 million and $6.2 million at September 30, 2001 and 2000, respectively. The use of these acquired carryforwards is subject to limitations imposed by the tax laws of each applicable country.

     The valuation allowance of $1.0 million at September 30, 2001 and September 30, 2000 is to provide for operating losses for which the benefits are not expected to be realized. Foreign net operating losses of $1.9 million can be carried forward indefinitely.

     Deferred taxes have not been provided on unremitted earnings of certain foreign subsidiaries and foreign corporate joint ventures that arose in fiscal years beginning on or before September 2001 as such earnings have been permanently reinvested.

NOTE 12.  FINANCIAL INSTRUMENTS

     A description of the Company's financial instruments and the methods and assumptions used to estimate their fair values is as follows:

LONG-TERM DEBT

     At September 30, 2001 and 2000, Scotts had $330 million outstanding of
8 5/8% Senior Subordinated Notes due 2009. The fair value of these notes was estimated based on recent trading information. Variable rate debt outstanding at September 30, 2001 and 2000 consisted of revolving borrowings and term loans under the Company's credit facility and local bank borrowings for certain of the Company's foreign operations. The carrying amounts of these borrowings are considered to approximate their fair values.

INTEREST RATE SWAP AGREEMENTS

     At September 30, 2001 and 2000, Scotts had outstanding five interest rate swaps with major financial institutions that effectively convert variable-rate debt to a fixed rate. One swap has a notional amount of 20.0 million British Pounds Sterling under a five-year term expiring in April 2002 whereby Scotts pays 7.6% and receives three-month LIBOR. The remaining four swaps have notional amounts between $20 million and $35 million ($105 million in total) with three, four or five year terms commencing in January 1999. Under the terms of these swaps, the Company pays rates ranging from 5.05% to 5.18% and receives three-month LIBOR.

     Scotts enters into interest rate swap agreements as a means to hedge its interest rate exposure on debt instruments. In addition, the Company's Amended Credit Agreement requires that Scotts enter into hedge agreements to the extent necessary to provide that at least 50% of the aggregate principal amount of the 8 5/8% Senior Subordinated Notes due 2009 and term loan facilities subject to a fixed interest rate or interest rate protection for a period of not less than three years. Since the interest rate swaps have been designated as hedging instruments, their fair values are reflected in the Company's Consolidated Balance Sheets. Net amounts to be received or paid under the swap agreements are reflected as adjustments to interest expense. The fair value of the swap agreements was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date.

INTEREST RATE LOCKS

     In fiscal 1998, Scotts entered into two contracts, each with notional amounts of $100.0 million, to lock the treasury rate component of Scotts' anticipated offering of debt securities in the first quarter of fiscal 1999. One of the interest rate locks expired in October 1998 and was rolled over into a new rate lock that expired in February 1999. The other rate lock expired in February 1999.

                               THE SCOTTS COMPANY

     Scotts entered into the interest rate locks to hedge its interest rate exposure on the offering of the 8 5/8% Senior Subordinated Notes due 2009. The net amount paid under the interest rate locks is reflected as an adjustment to the carrying amount of the 8 5/8% Senior Subordinated Notes.

     The estimated fair values of the Company's financial instruments are as follows for the fiscal years ended September 30:

                                                         2001                2000
                                                   -----------------   -----------------
                                                   CARRYING    FAIR    CARRYING    FAIR
                                                    AMOUNT    VALUE     AMOUNT    VALUE
                                                   --------   ------   --------   ------
                                                               (IN MILLIONS)
Revolving and term loans under credit facility...   $493.3    $493.3    $489.5    $489.5
Senior subordinated notes........................    330.0     320.5     330.0     319.2
Foreign bank borrowings and term loans...........      9.4       9.4       7.1       7.1
Interest rate swap agreements....................     (2.7)     (2.7)       --       2.6

     Excluded from the fair value table above are the following items that are included in the Company's total debt balances at September 30, 2001 and 2000:

                                                              2001     2000
                                                              -----   ------
                                                              (IN MILLIONS)
Amounts paid to settle treasury locks.......................  $(9.5)  $(10.8)
Non-interest bearing notes..................................   53.7     36.4
Capital lease obligations and other.........................   10.9     10.6

     The fair value of the non-interest bearing notes is not considered determinable since there is no established market for notes with similar characteristics and since they represent notes that were negotiated between the Company and the seller as part of transactions to acquire businesses.

NOTE 13.  OPERATING LEASES

     The Company leases buildings, land and equipment under various noncancellable lease agreements for periods of two to six years. The lease agreements generally provide that the Company pay taxes, insurance and maintenance expenses related to the leased assets. Certain lease agreements contain purchase options. At September 30, 2001, future minimum lease payments were as follows:

                                                               (IN MILLIONS)
2002........................................................       $15.6
2003........................................................        10.0
2004........................................................         6.4
2005........................................................         4.2
2006........................................................         3.1
Thereafter..................................................        26.5
                                                                   -----
Total minimum lease payments................................       $65.8
                                                                   =====

     The Company also leases transportation and production equipment under various one-year operating leases, which provide for the extension of the initial term on a monthly or annual basis. Total rental expenses for operating leases were $22.0 million, $17.8 million and $18.5 million for fiscal 2001, 2000 and 1999, respectively. The total to be received from sublease rentals in place at September 30, 2001 is $0.6 million. The future minimum lease payments of $1.2 million related to the prior World Headquarters office lease are included in restructuring expense.

                               THE SCOTTS COMPANY

NOTE 14.  COMMITMENTS

     The Company has entered into the following purchase commitments:

     SEED: The Company is obligated to make future purchases based on estimated yields and other market purchase commitments. At September 30, 2001, estimated annual seed purchase commitments were as follows:

                                                               (IN MILLIONS)
2002........................................................       $56.7
2003........................................................       $38.2
2004........................................................       $21.0
2005........................................................       $ 7.6
2006........................................................       $ 0.7

     The Company made purchases of $53.9 million and $31.2 million under this obligation in fiscal 2001 and 2000, respectively.

     PEAT: In March 2000, the Company entered in a contract to purchase peat over the next ten years. There is an option to extend the term of this agreement for a further period of ten years, on or before the eighth anniversary of this agreement. The minimum volume purchase obligations under the March 2000 contract are as follows:

                                                                        APPROXIMATE VALUE
                                                      CUBIC METERS   BASED ON AVERAGE PRICES
                                                      ------------   -----------------------
                                                                          (IN MILLIONS)
2002................................................   1,046,000              $11.1
2003................................................   1,067,000               11.3
2004................................................   1,088,000               11.5
2005................................................   1,110,000               11.7
2006................................................   1,132,000               12.0
Thereafter..........................................   2,830,000               30.0

     In the event that in any one contract year, the Company does not purchase the minimum required volume, the Company will be required to pay a cash penalty based upon the marginal contribution to the supplier of all those products which the Company has failed to purchase.

     In the event that the volume purchases in a contract year are less than 97% of the contract requirements, the Company shall pay 80% of the supplier's marginal contribution multiplied by the number of cubic meters by which the volume equivalent to 97% of the contract requirements was not reached. An amount of 50% of the supplier's marginal contribution multiplied by the number of cubic meters would also be paid based on the remaining 3% contract purchase obligation shortfall. A reverse approach applies for purchases made by the Company that are in excess of the minimum volume purchase obligation in any contract year. The Company purchased 974,000 cubic meters of peat under this arrangement in fiscal 2001.

     MEDIA ADVERTISING: As of September 30, 2001 the Company has committed to purchase $7.8 million of airtime for both national and regional television advertising in fiscal 2002.

NOTE 15.  CONTINGENCIES

     Management continually evaluates the Company's contingencies, including various lawsuits and claims which arise in the normal course of business, product and general liabilities, property losses and other fiduciary liabilities for which the Company is self-insured. In the opinion of management, its assessment of contingencies is reasonable and related reserves, in the aggregate, are adequate; however, there can be no

                               THE SCOTTS COMPANY
assurance that future quarterly or annual operating results will not be materially affected by final resolution of these matters. The following matters are the more significant of the Company's identified contingencies.

ENVIRONMENTAL MATTERS

     In June 1997, the Ohio Environmental Protection Agency ("Ohio EPA") initiated an enforcement action against us with respect to alleged surface water violations and inadequate treatment capabilities at our Marysville facility and seeking corrective action under the federal Resource Conservation Recovery Act. The action relates to several discontinued on-site disposal areas which date back to the early operations of the Marysville facility that we had already been assessing under a voluntary action program of the state. Since initiation of the action, we have continued to meet with the Ohio Attorney General and the Ohio EPA in an effort to complete negotiations of an amicable resolution of these issues. On December 3, 2001, an agreed judicial Consent Order was submitted to the Union County Common Pleas Court. Although this Consent Order is subject to public comment and both parties may withdraw their consent to entry of the Order, we anticipate the Consent Order will be entered by the court in January 2002.

     Since receiving notice of the enforcement action in June 1997, we have continually assessed the potential costs to satisfactorily remediate the Marysville site and to pay any penalties sought by the state. Although the terms of the Consent Order have now been agreed to, the extent of any possible contamination and an appropriate remediation plan have yet to be determined. As of September 30, 2001, we estimate that the possible total cost that could be incurred in connection with this matter is approximately $10 million. We have accrued for the amount we consider to be the most probable and believe the outcome will not differ materially from the amount reserved.

     In addition to the dispute with the Ohio EPA, we are negotiating with the Philadelphia District of the U.S. Army Corps of Engineers regarding possible discontinuation of our peat harvesting operations in at our Lafayette, New Jersey facility. We are also addressing remediation concerns raised by the Environmental Agency of the United Kingdom with respect to emissions to air and groundwater at our Bramford (Suffolk), United Kingdom facility. We have reserved for our estimates of probable losses to be incurred in connection with each of these matters as of September 30, 2001, but we do not believe that either issue is material.

     Regulations and environmental concerns also exist surrounding peat extraction in the United Kingdom and the European Union. In August 2000, the nature conservation advisory body to the U.K. government notified us that three of our peat harvesting sites in the United Kingdom were under consideration as possible "Special Areas of Conservation" under European Union law. We are currently challenging this consideration. If we are unsuccessful, local planning authorities in the United Kingdom will be required to review the impact of activities likely to affect these areas and it is possible that these authorities could modify or revoke the applicable consents, in which case we believe we should be entitled to compensation and we believe we would have sufficient raw material supplies available to replace the peat produced in such areas.

     The Company has determined that quantities of cement containing asbestos material at certain manufacturing facilities in the United Kingdom should be removed.

     At September 30, 2001, $7.0 million is accrued for the environmental matters described herein. The significant components of the accrual are: (i) costs for site remediation of $4.7 million; (ii) costs for asbestos abatement of $1.8 million; and (iii) fines and penalties of $0.5 million. The significant portion of the costs accrued as of September 30, 2001 are expected to be paid in fiscal 2002 and 2003; however, payments could be made for a period thereafter.

                               THE SCOTTS COMPANY

     We believe that the amounts accrued as of September 30, 2001 are adequate to cover known environmental exposures based on current facts and estimates of likely outcome. However, the adequacy of these accruals is based on several significant assumptions:

          (i) that we have identified all of the significant sites that must be remediated;

          (ii) that there are no significant conditions of potential contamination that are unknown to the Company; and

          (iii) that with respect to the agreed judicial Consent Order in Ohio, that potentially contaminated soil can be remediated in place rather than having to be removed and only specific stream segments will require remediation as opposed to the entire stream.

     If there is a significant change in the facts and circumstances surrounding these assumptions, it could have a material impact on the ultimate outcome of these matters and the Company's results of operations, financial position and cash flows.

AGREVO ENVIRONMENTAL HEALTH, INC.

     On June 3, 1999, AgrEvo Environmental Health, Inc. ("AgrEvo") (which is reported to have subsequently changed its name to Aventis Environmental Health Science USA LP) filed a complaint in the U.S. District Court for the Southern District of New York (the "New York Action"), against the Company, a subsidiary of the Company and Monsanto (now Pharmacia) seeking damages and injunctive relief for alleged antitrust violations and breach of contract by the Company and its subsidiary and antitrust violations and tortious interference with contact by Monsanto. AgrEvo also contends that the Company's execution of various agreements with Monsanto, including the Roundup(R) marketing agreement, as well as the Company's subsequent actions, violated the purchase agreements between AgrEvo and the Company. AgrEvo is requesting unspecified damages as well as affirmative injunctive relief, and is seeking to have the court invalidate the Roundup(R) marketing agreement as violative of the federal antitrust laws.

     On June 29, 1999, AgrEvo also filed a complaint in the Superior Court of the State of Delaware (the "Delaware Action") against two of the Company's subsidiaries seeking damages for alleged breach of contract. AgrEvo alleges that, under the contracts by which a subsidiary of the Company purchased a herbicide business from AgrEvo in May 1998, two of the Company's subsidiaries have failed to pay AgrEvo approximately $0.6 million. AgrEvo is requesting damages in this amount, as well as pre- and post-judgment interest and attorneys' fees and costs. The Company's subsidiaries have moved to dismiss or stay this action. On January 31, 2000, the Delaware court stayed AgrEvo's action pending the resolution of a motion to amend the New York Action, and the resolution of the New York Action. The Company's subsidiaries intend to vigorously defend the asserted claims.

     If the above actions are determined adversely to the Company, the result could have a material adverse effect on our results of operations, financial position and cash flows. The Company believes that it will prevail in the AgrEvo matter and that any potential exposure that the Company may face cannot be reasonably estimated. Therefore, no accrual has been established related to these matters.

CENTRAL GARDEN & PET COMPANY

     On June 30, 2000, the Company filed suit against Central Garden & Pet Company in the U.S. District Court for the Southern District of Ohio to recover approximately $17 million in outstanding accounts receivable from Central Garden with respect to the Company's 2000 fiscal year. The Company's complaint was later amended to seek approximately $24 million in accounts receivable and additional damages for other breaches of duty. On April 13, 2001, Central Garden filed an answer and counterclaim in the Ohio action. On April 24, 2001, Central Garden filed an amended counterclaim. Central Garden's counterclaims include

                               THE SCOTTS COMPANY
allegations that the Company and Central Garden had entered into an oral agreement in April 1998 whereby the Company would allegedly share with Central Garden the benefits and liabilities of any future business integration between the Company and Pharmacia Corporation (formerly Monsanto). Central Garden has asserted several causes of action, including breach of oral contract and fraudulent misrepresentation, and seeks damages in excess of $900 million. In addition, Central Garden asserts various other causes of action including breach of written contract and quantum valebant and seeks damages in excess of $76 million based on the allegations that Central Garden was entitled to receive a cash payment rather than a credit for the value of inventory Central alleges was improperly seized by the Company. These allegations are made without regard to the fact that the amounts sought from Central in litigation filed by the Company and Pharmacia are net of any such alleged credit. The Company believes all of Central Garden's counterclaims in Ohio are without merit and it intends to vigorously defend against them. Pharmacia (formerly Monsanto) also filed suit against Central Garden in Missouri state court, seeking unspecified damages allegedly due Pharmacia under a four-year alliance agreement between Pharmacia and Central Garden.

     On July 7, 2000, Central Garden filed suit against the Company and Pharmacia in the U.S. District Court for the Northern District of California (San Francisco Division) alleging various claims, including breach of contract and violations of federal antitrust laws, and seeking an unspecified amount of damages and injunctive relief. On October 26, 2000, the District Court granted the Company's motion to dismiss Central Garden's breach of contract claims for lack of subject matter jurisdiction. On November 17, 2000, Central Garden filed an amended complaint in the District Court, re-alleging various claims for violations of federal antitrust laws and also alleging state antitrust claims under the Cartwright Act, Section 16726 of the California Business and Professions Code. Fact discovery is set to conclude in December 2001. The trial date for the California federal action is set for July 15, 2002.

     On October 31, 2000, Central Garden filed an additional complaint against the Company and Pharmacia in the California Superior Court of Contra Costa County. That complaint seeks to assert the breach of contract claims previously dismissed by the District Court in the California federal action described above, and additional claims under Section 17200 of the California Business and Professions Code. On December 4, 2000, the Company and Pharmacia jointly filed a motion to stay this action based on the pendency of prior lawsuits (including the three actions described above) that involve the same subject matter. By order dated February 23, 2001, the Superior Court stayed the action pending before it.

     The Company believes that all of Central Garden's federal and state claims are entirely without merit and it intends to vigorously defend against them. If the above actions are determined adversely to the Company, the result could have a material adverse effect on the Company's results of operations, financial position and cash flows. The Company believes that it will prevail in the Central Garden matters and that any potential exposure that the Company may face cannot be reasonably estimated. Therefore, no accrual has been established related to these matters.

NOTE 16.  CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. The Company sells its consumer products to a wide variety of retailers, including mass merchandisers, home centers, independent hardware stores, nurseries, garden outlets, warehouse clubs and local and regional chains. Professional products are sold to commercial nurseries, greenhouses, landscape services, and growers of specialty agriculture crops.

     At September 30, 2001, 70% of the Company's accounts receivable was due from customers in North America. Approximately 82% of these receivables were generated from the Company's North American Consumer segment. The most significant concentration of receivables within this segment was from home centers, which accounted for 20%, followed by mass merchandisers at 12% of the Company's receivables balance at September 30, 2001. No other retail concentrations (e.g., independent hardware stores, nurseries,

                               THE SCOTTS COMPANY
etc. in similar markets) accounted for more than 10% of the Company's accounts receivable balance at September 30, 2001.

     The remaining 15% of North American accounts receivable was generated from customers of the Global Professional segment located in North America. As a result of the changes in distribution methods made in fiscal 2000 for the Global Professional segment customers in North America, nearly all products are sold through distributors. Accordingly, nearly all of the Global Professional segment's North American accounts receivable at September 30, 2001 is due from distributors.

     The 30% of accounts receivable generated outside of North America is due from retailers, distributors, nurseries and growers. No concentrations of customers or individual customers within this group account for more than 10% of the Company's accounts receivable balance at September 30, 2001.

     At September 30, 2001, the Company's concentrations of credit risk were similar to those existing at September 30, 2000.

     The Company's two largest customers accounted for the following percentage of net sales in each respective period:

                                                              LARGEST    2ND LARGEST
                                                              CUSTOMER    CUSTOMER
                                                              --------   -----------
2001........................................................    24.3%       12.5%
2000........................................................    20.0%        7.6%
1999........................................................    15.2%        9.9%

     Sales to the Company's two largest customers are reported within Scotts' North American Consumer segment. No other customers accounted for more than 10% of fiscal 2001, 2000 or 1999 net sales.

NOTE 17.  OTHER EXPENSE (INCOME)

     Other expense (income) consisted of the following for the fiscal years ended September 30:

                                                              2001    2000    1999
                                                              -----   -----   -----
                                                                  (IN MILLIONS)
Royalty income..............................................  $(4.9)  $(5.1)  $(4.0)
Legal and insurance settlements.............................   (3.6)
Gain on sale of ProTurf(R) business.........................           (4.6)
Asset valuation and write-off charges.......................    0.1     1.8     1.2
Foreign currency losses.....................................    0.5     0.9     0.1
Other, net..................................................   (0.6)    1.0    (0.9)
                                                              -----   -----   -----
Total.......................................................  $(8.5)  $(6.0)  $(3.6)
                                                              =====   =====   =====

NOTE 18.  NEW ACCOUNTING STANDARDS

     In May 2000, the Emerging Issues Task Force (EITF) reached consensus on Issue 00-14, "Accounting for Certain Sales Incentives". This Issue requires certain sales incentives (e.g., discounts, rebates, coupons) offered by the Company to distributors, retail customers and consumers to be classified as a reduction of sales revenue. Like many other consumer products companies, the Company has historically classified these costs as advertising, promotion, or selling expenses. The Company adopted the guidance in fiscal 2001 with no impact on fiscal 2001 results of operations.

     In January 2001, the EITF reached consensus on Issue 00-22, "Accounting for Points and Certain Other Time or Volume-Based Sales Incentive Offers". This Issue requires certain allowances and discounts (e.g., volume discounts) paid to distributors and retail customers to be classified as a reduction of sales revenue. Like many other consumer products companies, the Company has historically classified these costs as

                               THE SCOTTS COMPANY
advertising, promotion, or selling expenses. The Company adopted the guidance in fiscal 2001 with no impact on fiscal 2001 results of operations.

     In April 2001, the EITF reached consensus on Issue 00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products". This Issue requires that certain consideration from a vendor to a retailer be classified as a reduction of sales revenue. Like many other consumer products companies, the Company has historically classified these costs as advertising, promotion, or selling expenses. The Company adopted the guidance in fiscal 2002 and has amended the consolidated financial statements as of September 30, 2001, 2000 and 1999 to reclassify promotional costs, in accordance with the consensus reached by the EITF on Issue 00-25. There was no impact on results of operations for these three fiscal periods.

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standard No. 141, "Business Combinations". SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase accounting method and also established specific criteria for recognition of intangible assets separately from goodwill. The acquisitions discussed in Note 5 herein were accounted for using the purchase method of accounting.

     In June 2001, the FASB issued Statement of Accounting Standard No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 eliminates the requirement to amortize indefinite-lived assets such as goodwill. It also requires an annual review for impairment of indefinite-lived assets. Scotts adopted SFAS No. 142 beginning with the first quarter of fiscal 2002 and has amended its consolidated financial statements as of and for the fiscal years ended September 30, 2001, 2000 and 1999 to incorporate the transitional disclosures required for SFAS No.
142. In connection with the Company's transitional impairment testing of goodwill and indefinite-lived intangible assets, an impairment of $29.8 million ($18.5 million net of tax) was identified with respect to trade names in our International Consumer businesses in Germany, France and the United Kingdom. This change was reflected as a cumulative effect of a change in accounting in the Company's first quarter 2002. The Company expects that the elimination of amortization of indefinite-lived assets will increase earnings per share in fiscal 2002 by $.50 to $.55.

     Also in June 2001, the FASB issued Statement of Accounting Standard No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses accounting and reporting standards for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Scotts is in the process of evaluating the impact of SFAS No. 143 on its financial statements and will adopt the provisions of this statement in the first quarter of fiscal year 2003.

     In August 2001, the FASB issued Statement of Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes Financial Accounting Standard No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations; Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequent Occurring Events and Transactions". SFAS No. 144 addresses accounting and reporting standards for the impairment or disposal of long-lived assets. It is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company is in the process of evaluating the impact of SFAS No. 144 on its financial statements and will adopt the provisions of this statement in the first quarter of fiscal year 2003.

                               THE SCOTTS COMPANY

NOTE 19.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                              2001    2000     1999
                                                              -----   -----   -------
                                                                   (IN MILLIONS)
Interest paid (net of amount capitalized)...................  $86.5   $88.3   $  63.6
Income taxes paid...........................................   47.2    10.0      50.3
Dividends declared not paid.................................    0.0     0.0       2.5
Businesses acquired:
Fair value of assets acquired, net of cash..................   53.5     4.8     691.2
Liabilities assumed.........................................    0.0     0.0    (149.3)
                                                              -----   -----   -------
  Net assets acquired.......................................   53.5     4.8     541.9
Cash paid...................................................   26.5     2.7       4.8
Notes issued to seller......................................   27.0     2.1      35.7
Debt issued.................................................  $ 0.0   $ 0.0   $ 501.4

NOTE 20.  SEGMENT INFORMATION

     For fiscal 2001, the Company was divided into three reportable segments -- North American Consumer, Global Professional and International Consumer. The North American Consumer segment consists of the Lawns, Gardens, Growing Media, Ortho, Scotts LawnService(R) and Canada businesses. These segments differ from those used in the prior year due to the sale of the Company's professional turfgrass business in May 2000 and the resulting change in management reporting structure. For fiscal 2002 Scotts LawnService(R) is reported as a separate reportable segment. These financial statements have been amended to present financial information for the segments as they are in fiscal 2002 for all periods presented.

     The North American Consumer segment specializes in dry, granular slow-release lawn fertilizers, lawn fertilizer combination and lawn control products, grass seed, spreaders, water-soluble and controlled-release garden and indoor plant foods, plant care products and potting soils, barks, mulches and other growing media products and pesticides products. Products are marketed to mass merchandisers, home improvement centers, large hardware chains, nurseries and gardens centers.

     The Scotts LawnService(R) segment provides lawn fertilization, insect control and other related services such as core aeration primarily to residential consumers through company-owned branches and franchises. In most company markets, Scotts LawnService(R) also offers tree and shrub fertilization, disease and insect control treatments and, in our larger branches, we offer an exterior barrier pest control service.

     The Global Professional segment is focused on a full line of horticulture products including controlled-release and water-soluble fertilizers and plant protection products, grass seed, spreaders, customer application services and growing media. Products are sold to lawn and landscape service companies, commercial nurseries and greenhouses and specialty crop growers. Prior to June 2000, this segment also included the Company's ProTurf(R) business, which was sold in May 2000.

     The International Consumer segment provides products similar to those described above for the North American Consumer segment to consumers in countries other than the United States and Canada.

     The following table presents segment financial information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Pursuant to SFAS No. 131, the presentation of the segment financial information is consistent with the basis used by management (i.e.,

                               THE SCOTTS COMPANY
certain costs not allocated to business segments for internal management reporting purposes are not allocated for purposes of this presentation). Prior periods have been restated to conform to this basis of presentation.

                                           N.A.            SCOTTS          GLOBAL      INTERNATIONAL
                                         CONSUMER      LAWNSERVICE(R)   PROFESSIONAL     CONSUMER      CORPORATE    TOTAL
                                       -------------   --------------   ------------   -------------   ---------   --------
                                                                       (IN MILLIONS)
Net Sales:
                                2001     $1,223.1           $42.0          $179.4         $252.1        $    --    $1,696.6
                                2000      1,189.5            20.6           180.5          264.8             --     1,655.4
                                1999      1,079.5            14.0           172.6          284.5             --     1,550.6
Income (loss) from Operations:
                                2001     $  245.3           $ 4.7          $ 17.4         $ (3.3)       $(120.0)   $  144.1
                                2000        243.3             0.9            26.4           21.0          (54.2)      237.4
                                1999        232.9            (0.1)           35.2           29.2          (75.4)      221.8
Operating Margin:
                                2001         20.1%           11.2%            9.7%          (1.3)%           nm         8.5%
                                2000         20.5%            4.4%           14.6%           7.9%            nm        14.3%
                                1999         21.6%           (0.7)%          20.4%          10.3%            nm        14.3%
Depreciation and Amortization:
                                2001     $   38.0           $ 1.9          $  5.1         $ 14.0        $   4.6    $   63.6
                                2000         34.8             1.2             4.9           12.7            7.4        61.0
                                1999         32.9             0.7             2.1           12.6            7.9        56.2
Capital Expenditures:
                                2001     $   55.3           $ 1.1          $  1.9         $  5.1        $    --    $   63.4
                                2000         31.3             0.8             9.8            9.5           21.1        72.5
                                1999         22.1             0.4             5.7           10.6           27.9        66.7
Long-Lived Assets:
                                2001     $  722.8           $29.2          $ 65.4         $264.3        $    --    $1,081.7
                                2000        687.3            10.2            72.7          263.4             --     1,033.6
Total Assets:
                                2001     $1,172.1           $28.0          $141.0         $397.9        $ 104.0    $1,843.0
                                2000      1,116.1             4.7           173.8          384.3           82.5     1,761.4

---------------

nm -- Not meaningful

     Income (loss) from operations reported for Scotts' four operating segments represents earnings before amortization of intangible assets, interest and taxes, since this is the measure of profitability used by management. Accordingly, the Corporate operating loss for the fiscal years ended September 30, 2001, 2000 and 1999 includes amortization of certain intangible assets, corporate general and administrative expenses, certain other income/expense not allocated to the business segments and North America restructuring charges in fiscal 2001. International restructuring charges of approximately $10.4 million are included in International Consumer's operating loss in fiscal 2001. Global Professional operating income in fiscal 2001 is net of restructuring charges of $2.9 million.

     Total assets reported for Scotts' operating segments include the intangible assets for the acquired businesses within those segments. Corporate assets primarily include deferred financing and debt issuance costs, corporate intangible assets as well as deferred tax assets.

                               THE SCOTTS COMPANY

NOTE 21.  QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

     The following is a summary of the unaudited quarterly results of operations for fiscal 2001 and 2000.

                                                   1ST QTR   2ND QTR   3RD QTR   4TH QTR   FULL YEAR
                                                   -------   -------   -------   -------   ---------
                                                         (IN MILLIONS, EXCEPT PER SHARE DATA)
FISCAL 2001
Net sales........................................  $147.0    $713.5    $598.6    $237.5    $1,696.6
Gross profit.....................................    31.3     292.0     218.3      55.6       597.2
Net income (loss)................................   (51.2)     84.8      45.4     (63.5)       15.5
Basic earnings (loss) per common share...........  $(1.83)   $ 3.01    $ 1.60    $(2.24)   $   0.55
Common shares used in basic EPS calculation......    28.0      28.2      28.3      28.4        28.4
Diluted earnings (loss) per common share.........  $(1.83)   $ 2.80    $ 1.49    $(2.24)   $   0.51
Common shares and dilutive potential common
  shares used in diluted EPS calculation.........    28.0      30.3      30.6      28.4        30.4
FISCAL 2000
Net sales........................................  $181.2    $672.3    $562.9    $239.0    $1,655.4
Gross profit.....................................    63.6     264.7     206.7      68.0       603.0
Net income (loss)................................   (30.8)     63.4      52.8     (12.3)       73.1
Basic earnings (loss) per common share...........  $(1.32)   $ 2.27    $ 1.89    $(0.44)   $   2.39
Common shares used in basic EPS calculation......    28.2      27.9      27.9      28.0        27.9
Diluted earnings (loss) per common share.........  $(1.32)   $ 2.15    $ 1.77    $(0.44)   $   2.25
Common shares and dilutive potential common
  shares used in diluted EPS calculation.........    28.2      29.5      29.7      28.0        29.6

     Certain reclassifications have been made within interim periods.

     Common stock equivalents, such as stock options, are excluded from the diluted loss per share calculation in periods where there is a net loss because their effect is anti-dilutive.

     Scotts' business is highly seasonal with approximately 75% of sales occurring in the second and third fiscal quarters combined.

NOTE 22.  SUBSEQUENT EVENT

     In December 2001, the Amended Credit Agreement was amended to redefine EBITDA, to eliminate the net worth covenant and to modify the covenants pertaining to interest coverage and leverage. The amendment also increases the amount that may be borrowed in optional currencies to $360 million from $258.8 million and amends how proceeds from future equity or subordinated debt offerings, if any, will be used towards mandatory prepayments of revolving credit facility borrowings.

NOTE 23.  FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTORS

     In January 1999, The Scotts Company issued $330 million of 8 5/8% Senior Subordinated Notes due 2009 to qualified institutional buyers under the provisions of Rule 144A of the Securities Act of 1933.

     The Notes are general obligations of The Scotts Company and are guaranteed by all of the existing wholly-owned, domestic subsidiaries and all future wholly-owned, significant (as defined in Regulation S-X of the Securities and Exchange Commission) domestic subsidiaries of The Scotts Company. These subsidiary guarantors jointly and severally guarantee The Scotts Company's obligations under the Notes. The guarantees represent full and unconditional general obligations of each subsidiary that are subordinated in right of

                               THE SCOTTS COMPANY
payment to all existing and future senior debt of that subsidiary but are senior in right of payment to any future junior subordinated debt of that subsidiary.

     The following information presents consolidating Statements of Operations and Statements of Cash Flows for the three years ended September 30, 2001 and consolidated Balance Sheets as of September 30, 2001 and 2000. Separate audited financial statements of the individual guarantor subsidiaries have not been provided because management does not believe they would be meaningful to investors.

                               THE SCOTTS COMPANY

                            STATEMENT OF OPERATIONS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001

                                                  SUBSIDIARY      NON-
                                         PARENT   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                         ------   ----------   ----------   ------------   ------------
                                                                 (IN MILLIONS)
Net sales..............................  $919.6     $380.2       $396.8        $             $1,696.6
Cost of sales..........................   633.8      216.4        241.9                       1,092.1
Restructuring and other charges........     2.5        1.4          3.4                           7.3
                                         ------     ------       ------        ------        --------
Gross profit...........................   283.3      162.4        151.5                         597.2
Gross commission earned from marketing
  agreement............................    34.6                     4.5                          39.1
Contribution expenses under marketing
  agreement............................    16.9                     1.4                          18.3
                                         ------     ------       ------        ------        --------
Net commission earned from marketing
  agreement............................    17.7                     3.1                          20.8
Advertising............................    59.9        0.3         29.7                          89.9
Selling, general and administrative....   194.5       21.6        108.0                         324.1
Restructuring and other charges........    47.5       11.0          9.9                          68.4
Amortization of goodwill and other
  intangibles..........................     1.7       15.8         10.2                          27.7
Equity income in non-guarantors........   (61.7)                                 61.7
Intracompany allocations...............     1.0       (9.1)         8.1
Other (income) expense, net............    (3.5)      (5.4)         0.4                          (8.5)
                                         ------     ------       ------        ------        --------
Income (loss) from operations..........    61.6      128.2        (11.7)        (61.7)          116.4
Interest (income) expense..............    78.4      (14.3)        23.6                          87.7
                                         ------     ------       ------        ------        --------
Income (loss) before income taxes......   (16.8)     142.5        (35.3)        (61.7)           28.7
Income taxes (benefit).................   (32.3)      60.5        (15.0)                         13.2
                                         ------     ------       ------        ------        --------
Net income (loss)......................  $ 15.5     $ 82.0       $(20.3)       $(61.7)       $   15.5
                                         ======     ======       ======        ======        ========

                               THE SCOTTS COMPANY

                            STATEMENT OF CASH FLOWS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001

                                                  SUBSIDIARY      NON-
                                         PARENT   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                         ------   ----------   ----------   ------------   ------------
                                                                 (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income...........................  $ 15.5     $ 82.0       $(20.3)       $(61.7)       $  15.5
  Adjustments to reconcile net income
     to net cash provided by operating
     activities:
     Depreciation......................    15.5       10.2          6.9                         32.6
     Amortization......................     1.9       15.7         13.4                         31.0
     Deferred taxes....................   (19.9)                                               (19.9)
     Equity income in non-guarantors...   (61.7)                                 61.7
     Restructuring and other charges...    13.2       14.5                                      27.7
     Loss on sale of property
     Changes in assets and liabilities,
       net of acquired businesses:
       Accounts receivable.............     0.4      (10.3)        (4.3)                       (14.2)
       Inventories.....................   (48.9)      (5.2)       (14.4)                       (68.5)
       Prepaid and other current
          assets.......................    28.7       (1.5)         4.2                         31.4
       Accounts payable................    (6.5)      (2.9)         6.6                         (2.8)
       Accrued taxes and liabilities...    32.6      (72.1)        16.8                        (22.7)
       Restructuring reserves..........    13.3       11.4         12.6                         37.3
       Other assets....................    (3.9)      13.3         (3.3)                         6.1
       Other liabilities...............     1.6      (10.8)        16.8                          7.6
       Other, net......................    10.4        0.4         (6.2)                         4.6
                                         ------     ------       ------        ------        -------
Net cash (used in) provided by
  operating activities.................    (7.8)      44.7         28.8                         65.7
                                         ------     ------       ------        ------        -------
Cash Flows From Investing Activities
  Investment in property, plant and
  equipment............................   (41.8)     (13.9)        (7.7)                       (63.4)
  Proceeds from sale of equipment
     Investments in acquired
     businesses, net of cash
     acquired..........................              (13.5)       (13.0)                       (26.5)
Repayment of seller notes..............               (1.2)        (9.9)                       (11.1)
                                         ------     ------       ------        ------        -------
Net cash used in investing
  activities...........................   (41.8)     (28.6)       (30.6)                      (101.0)
                                         ------     ------       ------        ------        -------
Cash Flows From Financing Activities
  Net borrowings (repayments) under
     revolving and bank lines of
     credit............................     2.2                     2.2                          4.4
Cash received from exercise of stock
  options..............................    17.0                                                 17.0
Intercompany financing.................    17.8      (14.9)        (2.9)
                                         ------     ------       ------        ------        -------
Net cash provided by (used in)
  financing activities.................    37.0      (14.9)        (0.7)                        21.4
Effect of exchange rate changes on
  cash.................................                            (0.4)                        (0.4)
                                         ------     ------       ------        ------        -------
Net increase (decrease) in cash........   (12.6)       1.2         (2.9)                       (14.3)
Cash and cash equivalents, beginning of
  period...............................    16.0       (0.6)        17.6                         33.0
                                         ------     ------       ------        ------        -------
Cash and cash equivalents, end of
  period...............................  $  3.4     $  0.6       $ 14.7        $  0.0        $  18.7
                                         ======     ======       ======        ======        =======

                               THE SCOTTS COMPANY

                                 BALANCE SHEET
                            AS OF SEPTEMBER 30, 2001

                                                      SUBSIDIARY      NON-
                                            PARENT    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                           --------   ----------   ----------   ------------   ------------
                                                     (IN MILLIONS, EXCEPT PER SHARE INFORMATION)
                 ASSETS
Current Assets:
  Cash...................................  $    3.4     $  0.6       $ 14.7      $               $   18.7
  Accounts receivable, net...............      93.3       53.1         74.4                         220.8
  Inventories, net.......................     236.8       54.0         77.6                         368.4
  Current deferred tax asset.............      52.2        0.5         (0.5)                         52.2
  Prepaid and other assets...............      16.7        2.6         14.8                          34.1
                                           --------     ------       ------      ---------       --------
     Total current assets................     402.4      110.8        181.0                         694.2
Property, plant and equipment, net.......     196.5       75.0         39.2                         310.7
Intangible assets, net...................      28.8      478.6        263.7                         771.1
Other assets.............................      49.7        6.1         11.2                          67.0
Investment in affiliates.................     898.2                                 (898.2)
Intracompany assets......................                215.6                      (215.6)
                                           --------     ------       ------      ---------       --------
     Total assets........................   1,575.6      886.1        495.1       (1,113.8)       1,843.0
                                           ========     ======       ======      =========       ========
  LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Short-term debt........................      31.5       15.0         24.8                          71.3
  Accounts payable.......................      75.1       20.5         55.3                         150.9
  Accrued liabilities....................     124.0       26.6         57.4                         208.0
  Accrued taxes..........................      16.4        2.8         (4.3)                         14.9
                                           --------     ------       ------      ---------       --------
     Total current liabilities...........     247.0       64.9        133.2                         445.1
Long-term debt...........................     559.1        5.8        251.6                         816.5
Other liabilities........................      48.8        0.4         26.0                          75.2
Intracompany liabilities.................     188.3                    27.3         (215.6)
                                           --------     ------       ------      ---------       --------
     Total liabilities...................   1,043.2       71.1        438.1         (215.6)       1,336.8
Commitments and Contingencies
Shareholders' Equity:
  Preferred shares, no par value, none
     issued
  Investment from parent.................                488.1         60.4         (548.5)
  Common shares, no par value per share,
     $.01 stated value per share, issued
     31.3 shares in 2001.................       0.3                                                   0.3
  Capital in excess of stated value......     398.3                                                 398.3
  Retained earnings......................     212.3      329.3         20.4         (349.7)         212.3
  Treasury stock at cost, 2.6 shares
     issued..............................     (70.0)                                                (70.0)
Accumulated other comprehensive income...      (8.5)      (2.4)       (23.8)                        (34.7)
                                           --------     ------       ------      ---------       --------
     Total shareholders' equity..........     532.4      815.0         57.0         (898.2)         506.2
                                           --------     ------       ------      ---------       --------
Total liabilities and shareholders'
  equity.................................  $1,575.6     $886.1       $495.1      $(1,113.8)      $1,843.0
                                           ========     ======       ======      =========       ========

                               THE SCOTTS COMPANY

                            STATEMENT OF OPERATIONS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000

                                                  SUBSIDIARY      NON-
                                         PARENT   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                         ------   ----------   ----------   ------------   ------------
                                                                 (IN MILLIONS)
Net sales..............................  $862.7     $398.8       $393.9        $             $1,655.4
Cost of sales..........................   559.2      260.2        233.0                       1,052.4
                                         ------     ------       ------        ------        --------
Gross profit...........................   303.5      138.6        160.9                         603.0
Gross commission earned from marketing
  agreement............................    34.9        4.3                                       39.2
Contribution expenses under marketing
  agreement............................     9.2        0.7                                        9.9
                                         ------     ------       ------        ------        --------
Net commission earned from marketing
  agreement............................    25.7                     3.6                          29.3
Advertising............................    47.7       18.5         20.8                          87.0
Selling, general and administrative....   184.3       25.9         75.3                         285.5
Amortization of goodwill and other
  intangibles..........................     2.0       15.5          9.6                          27.1
Equity income in non-guarantors........   (52.4)                                 52.4
Intracompany allocations...............   (19.7)       9.8          9.9
Other (income) expenses, net...........     1.8       (8.7)         0.9                          (6.0)
                                         ------     ------       ------        ------        --------
Income (loss) from operations..........   165.5       77.6         19.5         (52.4)          210.2
Interest (income) expense..............    81.5      (11.3)        23.7                          93.9
                                         ------     ------       ------        ------        --------
Income (loss) before income taxes......    84.0       88.9         (4.2)        (52.4)          116.3
Income taxes (benefit).................    10.9       33.9         (1.6)                         43.2
                                         ------     ------       ------        ------        --------
Net income (loss)......................  $ 73.1     $ 55.0       $ (2.6)       $(52.4)       $   73.1
                                         ======     ======       ======        ======        ========

                               THE SCOTTS COMPANY

                            STATEMENT OF CASH FLOWS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000

                                                  SUBSIDIARY      NON-
                                         PARENT   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                         ------   ----------   ----------   ------------   ------------
                                                                 (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income...........................  $ 73.1     $ 55.0       $ (2.6)       $(52.4)        $ 73.1
  Adjustments to reconcile net income
     to net cash provided by operating
     activities:
     Depreciation......................    16.0        8.0          5.0                         29.0
     Amortization......................     5.6       16.5          9.9                         32.0
     Deferred taxes....................     7.5                                                  7.5
     Equity income in non-guarantors...   (52.4)                                 52.4
     Loss on sale of fixed assets......     0.6        1.8          2.0                          4.4
     Gain on sale of business..........    (4.6)                                                (4.6)
     Changes in assets and liabilities,
       net of acquired businesses:
       Accounts receivable.............    48.3      (43.5)         1.6                          6.4
       Inventories.....................   (18.2)      12.5         11.5                          5.8
       Prepaid and other current
          assets.......................   (13.0)       1.2          2.6                         (9.2)
       Accounts payable................    (5.0)      17.9          6.5                         19.4
       Accrued taxes and other
          liabilities..................    51.5      (12.7)       (16.3)                        22.5
       Other assets....................    (1.8)      (6.5)         3.6                         (4.7)
       Other liabilities...............     3.1       (1.0)        (8.5)                        (6.4)
       Other, net......................    (4.9)       1.5         (0.3)                        (3.7)
                                         ------     ------       ------        ------         ------
Net cash provided by operating
  activities...........................   105.8       50.7         15.0                        171.5
                                         ------     ------       ------        ------         ------
CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in property, plant and
     equipment.........................   (53.2)      (9.0)       (10.3)                       (72.5)
  Proceeds from sale of equipment......                             1.8                          1.8
  Investments in non-guarantors........   (11.8)      (4.1)        (2.4)                       (18.3)
  Repayments of seller notes...........     7.0                    (8.0)                        (1.0)
  Other net............................     0.5                                                  0.5
                                         ------     ------       ------        ------         ------
Net cash used in investing
  activities...........................   (57.5)     (13.1)       (18.9)                       (89.5)
                                         ------     ------       ------        ------         ------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net (repayments) borrowings under
     revolving and bank lines of
     credit............................   (48.2)       4.5         (7.0)                       (50.7)
  Dividends on Class A
     Convertible Preferred Stock.......    (6.4)                                                (6.4)
  Repurchase of treasury shares........   (23.9)                                               (23.9)
  Cash received from exercise of stock
     options...........................     2.8                                                  2.8
  Intercompany financing...............    34.9      (45.8)        10.9
                                         ------     ------       ------        ------         ------
Net cash used in financing
activities.............................   (40.8)     (41.3)         3.9                        (78.2)
Effect of exchange rate changes on
  cash.................................                            (1.1)                        (1.1)
                                         ------     ------       ------        ------         ------
Net increase (decrease) in cash........     7.5       (3.7)        (1.1)                         2.7
Cash and cash equivalents, beginning of
  period...............................     8.5        3.1         18.7                         30.3
                                         ------     ------       ------        ------         ------
Cash and cash equivalents, end of
  period...............................  $ 16.0     $ (0.6)      $ 17.6        $  0.0         $ 33.0
                                         ======     ======       ======        ======         ======

                               THE SCOTTS COMPANY

                                 BALANCE SHEET
                            AS OF SEPTEMBER 30, 2000

                                                  SUBSIDIARY      NON-
                                        PARENT    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                       --------   ----------   ----------   ------------   ------------
                                                 (IN MILLIONS, EXCEPT PER SHARE INFORMATION)
               ASSETS
Current Assets:
  Cash...............................  $   16.0     $ (0.6)      $ 17.6      $               $   33.0
  Accounts receivable, net...........     103.2       42.7         70.1                         216.0
  Inventories, net...................     189.6       54.7         63.2                         307.5
  Current deferred tax asset.........      26.1        0.5         (1.5)                         25.1
  Prepaid and other assets...........      42.2        1.1         19.0                          62.3
                                       --------     ------       ------      ---------       --------
     Total current assets............     377.1       98.4        168.4                         643.9
Property, plant and equipment, net...     191.8       60.0         38.7                         290.5
Intangible assets, net...............      81.1      417.9        244.1                         743.1
Other assets.........................      66.2        6.5         11.2                          83.9
Investment in affiliates.............     836.5                                 (836.5)
Intracompany assets..................                246.5                      (246.5)
                                       --------     ------       ------      ---------       --------
     Total assets....................   1,552.7      829.3        462.4       (1,083.0)       1,761.4
                                       ========     ======       ======      =========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Short-term debt....................      29.6        2.6         17.2                          49.4
  Accounts payable...................      81.6       22.7         48.7                         153.0
  Accrued liabilities................     119.1       16.9         38.3                         174.3
  Accrued taxes......................     (12.4)      48.5         (3.0)                         33.1
                                       --------     ------       ------      ---------       --------
     Total current liabilities.......     217.9       90.7        101.2                         409.8
Long-term debt.......................     555.2        4.7        253.5                         813.4
Other liabilities....................      43.8                    16.5                          60.3
Intracompany liabilities.............     238.3                     8.2         (246.5)
                                       --------     ------       ------      ---------       --------
     Total liabilities...............   1,055.2       95.4        379.4         (246.5)       1,283.5
Commitments and Contingencies
Shareholders' Equity:
Preferred shares, no par value, none
  issued Investment from parent......                488.7         59.8         (548.5)
Common shares, no par value share,
  $.01 stated value per share, 31.3
  shares issued in 2000..............       0.3                                                   0.3
Capital in excess of stated value....     389.3                                                 389.3
Retained earnings....................     196.8      247.3         40.7         (288.0)         196.8
Treasury stock at cost, 3.4 shares
  issued.............................     (83.5)                                                (83.5)
Accumulated other comprehensive
  income.............................      (5.4)      (2.1)       (17.5)                        (25.0)
                                       --------     ------       ------      ---------       --------
  Total shareholders' equity.........     497.5      733.9         83.0         (836.5)         477.9
                                       --------     ------       ------      ---------       --------
     Total liabilities and
       shareholders' equity..........  $1,552.7     $829.3       $462.4      $(1,083.0)      $1,761.4
                                       ========     ======       ======      =========       ========

                               THE SCOTTS COMPANY

                            STATEMENT OF OPERATIONS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999

                                                  SUBSIDIARY      NON-
                                         PARENT   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                         ------   ----------   ----------   ------------   ------------
                                                                 (IN MILLIONS)
Net sales..............................  $696.4     $454.4       $399.8        $             $1,550.6
Cost of sales..........................   465.2      296.8        225.3                         987.3
                                         ------     ------       ------        ------        --------
Gross profit...........................   231.2      157.6        174.5                         563.3
Gross commission earned from marketing
  agreement............................    28.6                     1.7                          30.3
Contribution expenses under marketing
  agreement............................     1.6                                                   1.6
                                         ------     ------       ------        ------        --------
Net commission earned from marketing
  agreement............................    27.0                     1.7                          28.7
Advertising............................    13.8       34.1         39.1                          87.0
Selling, general and administrative....   156.7       39.6         89.2                         285.5
Restructuring and other charges........     1.4                                                   1.4
Amortization of goodwill and other
  intangibles..........................    12.8        4.2          8.6                          25.6
Equity income in non-guarantors........   (55.7)                                 55.7
Intracompany allocations...............   (12.8)       2.8         10.0
Other income, net......................    (3.1)      (0.1)        (0.4)                         (3.6)
                                         ------     ------       ------        ------        --------
Income (loss) from operations..........   138.6       83.5         29.7         (55.7)          196.1
Interest (income) expense..............    55.9                    23.2                          79.1
                                         ------     ------       ------        ------        --------
Income (loss) before income taxes......    82.7       83.5          6.5         (55.7)          117.0
Income taxes (benefit).................    13.6       31.8          2.5                          47.9
                                         ------     ------       ------        ------        --------
Income (loss) before extraordinary
  item.................................    69.1       51.7          4.0         (55.7)           69.1
Extraordinary loss on early
  extinguishment of debt, net of income
  tax benefit..........................     5.9                                                   5.9
                                         ------     ------       ------        ------        --------
Net income (loss)......................  $ 63.2     $ 51.7       $  4.0        $(55.7)       $   63.2
                                         ======     ======       ======        ======        ========

                               THE SCOTTS COMPANY

                            STATEMENT OF CASH FLOWS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999

                                                         SUBSIDIARY      NON-
                                               PARENT    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                               -------   ----------   ----------   ------------   ------------
                                                                        (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income.................................  $  63.2    $  51.7       $  4.0        $(55.7)       $  63.2
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation.............................     12.9        9.6          6.5                         29.0
    Amortization.............................      8.8        8.5          9.9                         27.2
    Deferred taxes...........................      0.5                                                  0.5
    Equity income in non-guarantors..........    (55.7)                                 55.7
    Extraordinary loss.......................      5.9                                                  5.9
    Loss on sale of property.................      2.7       (1.0)         0.1                          1.8
    Changes in assets and liabilities, net of
      acquired businesses:
      Accounts receivable....................      4.1       19.6                                      23.7
      Inventories............................    (27.9)       6.3                                     (21.6)
      Prepaid and other current assets.......    (16.5)       1.9        (10.6)                       (25.2)
      Accounts payable.......................     14.8       (0.2)        (3.9)                        10.7
      Accrued taxes and other liabilities....    (11.0)      25.7        (25.4)                       (10.7)
      Other assets...........................    (35.4)       0.7         (1.2)                       (35.9)
      Other liabilities......................      9.8       (3.0)        (4.6)                         2.2
      Other, net.............................      2.6        0.4          4.4                          7.4
                                               -------    -------       ------        ------        -------
Net cash provided by (used in) operating
  activities.................................    (21.2)     120.2        (20.8)                        78.2

CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in property, plant and
    equipment................................    (48.1)      (7.9)       (10.7)                       (66.7)
  Proceeds from sale of equipment............      1.0        0.5                                       1.5
  Investments in acquired businesses, net of
    cash acquired............................   (350.1)                 (156.1)                      (506.2)
  Other......................................     (1.0)       1.5         (0.7)                        (0.2)
                                               -------    -------       ------        ------        -------
Net cash used in investing activities........   (398.2)      (5.9)      (167.5)                      (571.6)
                                               -------    -------       ------        ------        -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net borrowings under revolving and bank
    lines of credit..........................    419.7                   167.6                        587.3
  Repayment of outstanding balance on old
    credit facility..........................   (241.0)                                              (241.0)
  Issuance of 8 5/8% Senior Subordinated
    Notes....................................    330.0                                                330.0
  Extinguishment of 9 7/8% Senior
    Subordinated Notes.......................   (107.1)                                              (107.1)
  Settlement of interest rate locks..........    (12.9)                                               (12.9)
  Financing and issuance fees................    (24.1)                                               (24.1)
  Dividends on Class A Convertible Preferred
    Stock....................................    (12.1)                                               (12.1)
  Repurchase of treasury shares..............    (10.0)                                               (10.0)
  Cash received from exercise of stock
    options..................................      3.8                                                  3.8
  Investment from parent.....................     76.7     (109.1)        32.4
                                               -------    -------       ------        ------        -------
Net cash provided by (used in) financing
  activities.................................    423.0     (109.1)       200.0                        513.9
Effect of exchange rate changes on cash......                 0.0         (0.8)                        (0.8)
                                               -------    -------       ------        ------        -------
Net increase in cash.........................      3.6        5.2         10.9                         19.7
Cash and cash equivalents, beginning of
  period.....................................      4.9       (2.1)         7.8                         10.6
                                               -------    -------       ------        ------        -------
Cash and cash equivalents, end of period.....  $   8.5    $   3.1       $ 18.7        $  0.0        $  30.3
                                               =======    =======       ======        ======        =======

NOTE 24.  INTANGIBLE ASSETS, NET

     In June 2001, the FASB issued Statement of Accounting Standard No. 142, "Goodwill and Other Intangible Assets". Scotts adopted SFAS No. 142 effective October 1, 2001. In accordance with this standard, goodwill and certain other intangible assets, primarily trademarks, have been classified as indefinite-lived assets no longer subject to amortization. Indefinite-lived assets are subject to impairment testing at least annually.

     The following table presents a reconciliation of income available to common shareholders as reported to adjusted income available to common shareholders and related earnings per share data as if the provision of Statement 142 related to the non-amortization of indefinite-lived intangible assets had been adopted as of the beginning of the earliest period presented.

                                                              YEAR ENDED SEPTEMBER 30,
                                                              ------------------------
                                                               2001     2000     1999
                                                              ------   ------   ------
                                                                (IN MILLIONS, EXCEPT
                                                                  PER SHARE DATA)
INCOME AVAILABLE TO COMMON SHAREHOLDERS:
  Income before extraordinary loss..........................  $ 15.5   $ 73.1   $ 69.1
  Class A Convertible Preferred Stock dividend..............     0.0     (6.4)    (9.7)
                                                              ------   ------   ------
  Income available to common shareholders before
     extraordinary loss as reported.........................    15.5     66.7     59.4
  Goodwill amortization.....................................    11.2     11.2     10.2
  Tradename amortization....................................    10.1      9.6      8.5
  Taxes.....................................................    (4.7)    (4.1)    (3.7)
                                                              ------   ------   ------
  Income before extraordinary loss as adjusted..............    32.1     83.4     74.4
  Extraordinary loss, net of tax............................      --       --     (5.9)
                                                              ------   ------   ------
  Income available to common shareholders as adjusted.......    32.1     83.4     68.5
BASIC EARNINGS PER COMMON SHARE:
  Reported before extraordinary item........................    0.55     2.39     3.25
  Goodwill amortization.....................................    0.39     0.40     0.56
  Tradename amortization....................................    0.36     0.34     0.47
  Taxes.....................................................   (0.17)   (0.15)   (0.20)
                                                              ------   ------   ------
  Adjusted before extraordinary item........................  $ 1.13   $ 2.98   $ 4.08
  Extraordinary loss, net of tax............................      --       --    (0.32)
                                                              ------   ------   ------
  Adjusted after extraordinary item.........................  $ 1.13   $ 2.98   $ 3.76
DILUTED EARNINGS PER COMMON SHARE:
  Reported before extraordinary item........................    0.51     2.25     2.27
  Goodwill amortization.....................................    0.37     0.38     0.33
  Tradename amortization....................................    0.33     0.32     0.28
  Taxes.....................................................   (0.16)   (0.14)   (0.12)
                                                              ------   ------   ------
  Adjusted before extraordinary item........................  $ 1.05   $ 2.81   $ 2.76
  Extraordinary loss, net of tax............................      --       --    (0.19)
                                                              ------   ------   ------
  Adjusted after extraordinary item.........................  $ 1.05   $ 2.81   $ 2.57

NOTE 25.  REVISIONS TO FINANCIAL STATEMENTS

     Subsequent to the issuance of the Company's financial statements for the year ended September 30, 2001, the Company reissued its financial statements for filing on a Form 8-K filed with the Securities and Exchange Commission on June 24, 2002. The Form 8-K contained the Items from the Company's Form 10-K for the year ended September 30, 2001 that were being revised to reflect retroactive income statement classification and disclosure changes required upon the adoption of EITF 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products in the quarter ended December 29, 2001. The reclassifications related to EITF 00-25 resulted in certain promotion costs being reclassified to a reduction in net sales.

     Subsequent to the reissuance of the Company's financial statements on June 24, 2002, the Company determined that additional revisions needed to be made to the reissued financial statements for the years ended September 30, 2000 and September 30, 1999 to reflect certain additional cooperative advertising costs as reductions to net sales. The effect of these revisions did not impact net income, income from operations or cash flows for any period presented. The effect of the revision was to decrease net sales by $9.8 million and to decrease advertising expense by $9.8 million for the year ended September 30, 2000 and to decrease net sales by $26.0 million and to decrease advertising expense by $26.0 million for the year ended September 30, 1999. These revisions are the result of certain costs being previously classified as other than cooperative advertising.

     In addition to the reclassifications related to EITF 00-25, the Company has elected to make additional reclassifications of internal marketing costs previously reported as advertising and promotion to selling, general and administrative to achieve the Company's objective of reporting only external media costs as advertising expenses. The effect of these additional reclassifications was to decrease advertising expense by $6.9 million, $9.3 million and $4.3 million for the years ended September 30, 2001, 2000, and 1999, respectively with an offsetting adjustment to selling, general, administrative expenses.

     The accompanying financial statements have been revised to reflect these additional reclassifications.

     The effect of these reclassifications on the Company's consolidated financial statements as originally reported is summarized below:

                                                               YEAR ENDED SEPTEMBER 30, 2001
                                                      ------------------------------------------------
                                                      AS REPORTED                         AS REPORTED
                                                      IN FORM 10-K   RECLASSIFICATIONS   IN FORM 8-K/A
                                                      ------------   -----------------   -------------
                                                                       (IN MILLIONS)
Net sales...........................................    $1,747.7          $(51.1)          $1,696.6
Gross profit........................................       651.4           (54.2)             597.2
Advertising.........................................       151.0           (61.1)              89.9
Selling, general and administrative expenses........       317.2             6.9              324.1

                                                               YEAR ENDED SEPTEMBER 30, 2000
                                                      ------------------------------------------------
                                                      AS REPORTED                         AS REPORTED
                                                      IN FORM 10-K   RECLASSIFICATIONS   IN FORM 8-K/A
                                                      ------------   -----------------   -------------
                                                                       (IN MILLIONS)
Net sales...........................................    $1,709.0          $(53.6)          $1,655.4
Gross profit........................................       658.5           (55.5)             603.0
Advertising.........................................       153.8           (64.8)              89.0
Selling, general and administrative expenses........       302.7             9.3              312.0

                                                               YEAR ENDED SEPTEMBER 30, 1999
                                                      ------------------------------------------------
                                                      AS REPORTED                         AS REPORTED
                                                      IN FORM 10-K   RECLASSIFICATIONS   IN FORM 8-K/A
                                                      ------------   -----------------   -------------
                                                                       (IN MILLIONS)
Net sales...........................................    $1,602.5          $(51.9)          $1,550.6
Gross profit........................................       615.2           (51.9)             563.3
Advertising.........................................       143.2           (56.2)              87.0
Selling, general and administrative expenses........       281.2             4.3              285.5

                               THE SCOTTS COMPANY

                CONDENSED, CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            THREE MONTHS
                                                                ENDED           NINE MONTHS ENDED
                                                         -------------------   -------------------
                                                         JUNE 29,   JUNE 30,   JUNE 29,   JUNE 30,
                                                           2002       2001       2002       2001
                                                         --------   --------   --------   --------
                                                          (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
                                                                        (UNAUDITED)
Net sales..............................................   $692.2     $598.6    $1,457.3   $1,459.1
Cost of sales..........................................    421.2      379.4       914.2      916.6
Restructuring and other charges........................      0.4        0.9         1.5        0.9
                                                          ------     ------    --------   --------
  Gross profit.........................................    270.6      218.3       541.6      541.6
Gross commission earned from marketing agreement.......     22.4       20.7        30.8       37.2
Costs associated with marketing agreement..............      5.8        4.6        17.5       13.8
                                                          ------     ------    --------   --------
  Net commission earned from marketing agreement.......     16.6       16.1        13.3       23.4
Operating expenses:
  Advertising..........................................     30.6       31.0        68.6       77.2
  Selling, general and administrative..................     86.4       84.4       245.9      253.3
  Restructuring and other charges......................      0.6       15.1         1.8       15.1
  Amortization of goodwill and other intangibles.......      0.2        6.9         3.8       21.1
  Other income, net....................................     (5.1)      (6.1)       (8.9)      (8.6)
                                                          ------     ------    --------   --------
Income from operations.................................    174.5      103.1       243.7      206.9
Interest expense.......................................     18.7       22.3        58.8       69.7
                                                          ------     ------    --------   --------
Income before income taxes.............................    155.8       80.8       184.9      137.2
Income taxes...........................................     60.0       35.4        71.2       58.3
                                                          ------     ------    --------   --------
Income before cumulative effect of accounting change...     95.8       45.4       113.7       78.9
Cumulative effect of change in accounting for
  intangible assets, net of tax........................       --         --       (18.5)        --
                                                          ------     ------    --------   --------
Net income.............................................   $ 95.8     $ 45.4    $   95.2   $   78.9
                                                          ======     ======    ========   ========
BASIC EARNINGS PER COMMON SHARE:
Weighted-average common shares outstanding during the
  period...............................................   $ 29.5     $ 28.3    $   29.1   $   28.3
Basic earnings per common share:
  Before cumulative effect of accounting change........   $ 3.25     $ 1.60    $   3.91   $   2.79
  Cumulative effect of change in accounting for
     intangible assets, net of tax.....................       --         --       (0.64)        --
                                                          ------     ------    --------   --------
  After cumulative effect of accounting change.........   $ 3.25     $ 1.60    $   3.27   $   2.79
                                                          ======     ======    ========   ========
DILUTED EARNINGS PER COMMON SHARE:
Weighted-average common shares outstanding during the
  period...............................................     31.8       30.6        31.6   $   30.3
Diluted earnings per common share:
  Before cumulative effect of accounting change........   $ 3.02     $ 1.49    $   3.60       2.61
  Cumulative effect of change in accounting for
     intangible assets, net of tax.....................       --         --       (0.59)        --
                                                          ------     ------    --------   --------
  After cumulative effect of accounting change.........   $ 3.02     $ 1.49    $   3.01   $   2.61
                                                          ======     ======    ========   ========

See Notes to Condensed, Consolidated Financial Statements.

                               THE SCOTTS COMPANY

                CONDENSED, CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               NINE MONTHS ENDED
                                                              -------------------
                                                              JUNE 29,   JUNE 30,
                                                                2002       2001
                                                              --------   --------
                                                                 (IN MILLIONS)
                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $  95.2    $  78.9
Adjustments to reconcile net income to net cash used in
  operating activities:
     Cumulative effect of change in accounting for
      intangible assets, pre-tax............................     29.8         --
     Restructuring and other charges........................       --        9.4
     Depreciation...........................................     26.0       24.4
     Amortization...........................................      6.3       23.5
     Deferred taxes.........................................    (10.8)       2.4
     Changes in assets and liabilities, net of acquired
      businesses:
       Accounts receivable..................................   (214.3)    (142.1)
       Inventories..........................................     66.5      (52.4)
       Prepaid and other current assets.....................    (11.1)       5.4
       Accounts payable.....................................     46.4       80.8
       Accrued liabilities..................................     99.4       45.7
       Other assets.........................................     (1.6)       1.7
       Other liabilities....................................     16.4       (8.9)
     Other, net.............................................      3.8       (3.3)
                                                              -------    -------
       Net cash provided by operating activities............    152.0       65.5
                                                              -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investments in property, plant and equipment..............    (33.9)     (36.2)
  Investments in acquired businesses, net of cash
     acquired...............................................     (4.0)     (10.0)
  Payments on seller notes..................................    (28.7)     (24.5)
                                                              -------    -------
       Net cash used in investing activities................    (66.6)     (70.7)
                                                              -------    -------
Cash Flows From Financing Activities:
  Net (repayments) borrowings under revolving and bank lines
     of credit..............................................    (95.7)      82.2
  Issuance of 8 5/8% senior subordinated notes, net of
     issuance costs.........................................     70.2         --
  Gross borrowings under term loans.........................       --      260.0
  Gross repayments under term loans.........................    (23.3)    (309.8)
  Cash received from the exercise of stock options..........     19.0       13.3
                                                              -------    -------
       Net cash (used in) provided by financing
        activities..........................................    (29.8)      45.7
                                                              -------    -------
Effect of exchange rate changes on cash.....................      2.1       (0.4)
                                                              -------    -------
Net increase in cash........................................     57.7       40.1
Cash and cash equivalents at beginning of period............     18.7       33.0
                                                              -------    -------
Cash and cash equivalents at end of period..................  $  76.4    $  73.1
                                                              =======    =======

See Notes to Condensed, Consolidated Financial Statements.

                               THE SCOTTS COMPANY

                     CONDENSED, CONSOLIDATED BALANCE SHEETS

                                                              JUNE 29,     JUNE 30,    SEPTEMBER 30,
                                                                2002         2001           2001
                                                              ---------   ----------   --------------
                                                              (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                                                            (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $   76.4     $   73.1       $   18.7
  Accounts receivable, less allowances of $24.6, $21.9 and
     $23.9, respectively....................................     435.1        358.1          220.8
  Inventories, net..........................................     301.9        359.0          368.4
  Current deferred tax asset................................      52.1         27.5           52.2
  Prepaid and other assets..................................      45.2         60.0           34.1
                                                              --------     --------       --------
     Total current assets...................................     910.7        877.7          694.2
Property, plant and equipment, net..........................     317.1        291.9          310.7
Goodwill and intangible assets, net.........................     765.3        762.1          771.1
Other assets................................................      77.0         72.2           67.0
                                                              --------     --------       --------
     Total assets...........................................  $2,070.1     $2,003.9       $1,843.0
                                                              ========     ========       ========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of debt...................................  $   68.8     $   60.8       $   71.3
  Accounts payable..........................................     197.4        233.8          150.9
  Accrued liabilities.......................................     231.5        200.2          208.0
  Accrued taxes.............................................      91.8         50.7           14.9
                                                              --------     --------       --------
     Total current liabilities..............................     589.5        545.5          445.1
Long-term debt..............................................     767.2        835.9          816.5
Other liabilities...........................................      91.6         55.9           75.2
                                                              --------     --------       --------
     Total liabilities......................................   1,448.3      1,437.3        1,336.8
                                                              ========     ========       ========
Commitments and contingencies
Shareholders' equity:
  Preferred shares, no par value, none issued...............        --           --             --
  Common shares, no par value per share, $.01 stated value
     per share, issued 31.3 for all periods.................       0.3          0.3            0.3
  Capital in excess of par value............................     402.0        386.3          398.3
  Retained earnings.........................................     307.5        275.7          212.3
  Treasury stock, 1.7, 2.7 and 2.6 shares, respectively, at
     cost...................................................     (54.6)       (72.2)         (70.0)
  Accumulated other comprehensive loss......................     (33.4)       (23.5)         (34.7)
                                                              --------     --------       --------
Total shareholders' equity..................................     621.8        566.6          506.2
                                                              --------     --------       --------
Total liabilities and shareholders' equity..................  $2,070.1     $2,003.9       $1,843.0
                                                              ========     ========       ========

See Notes to Condensed, Consolidated Financial Statements.

       NOTES TO CONDENSED, CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  NATURE OF OPERATIONS

     The Scotts Company and its subsidiaries (collectively "Scotts" or the "Company") are engaged in the manufacture and sale of lawn care and garden products. The Company's major customers include home improvement centers, mass merchandisers, large hardware chains, independent hardware stores, nurseries, garden centers, food and drug stores, lawn and landscape service companies, commercial nurseries and greenhouses, and specialty crop growers. The Company's products are sold in the United States, Canada, the European Union, the Caribbean, South America, Southeast Asia, the Middle East, Africa, Australia, New Zealand, Mexico, Japan, and several Latin American countries. We also operate the Scotts LawnService(R) business which provides lawn, tree and shrub fertilization, insect control and other related services in the United States.

  ORGANIZATION AND BASIS OF PRESENTATION

     The condensed, consolidated financial statements include the accounts of The Scotts Company and its subsidiaries. All material intercompany transactions have been eliminated.

     The condensed, consolidated balance sheets as of June 29, 2002 and June 30, 2001, and the related condensed, consolidated statements of operations for the three month and nine month periods then ended and condensed, consolidated statements of cash flows for the nine month periods then ended, are unaudited; however, in the opinion of management, such financial statements contain all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of the Company's financial position, results of operations and cash flows. Interim results reflect all normal recurring adjustments and are not necessarily indicative of results for a full year. The interim financial statements and notes are presented as specified by Regulation S-X of the Securities and Exchange Commission, and should be read in conjunction with the financial statements and accompanying notes in Scotts' fiscal 2001 Annual Report on Form 10-K.

  REVENUE RECOGNITION

     Revenue is recognized when products are shipped and when title and risk of loss transfer to the customer. Provisions for estimated returns and allowances are recorded at the time of shipment based on historical rates of return applied as a percentage of sales.

  ADVERTISING AND PROMOTION

     Scotts advertises its branded products through national and regional media, and through cooperative advertising programs with retailers. Retailers are also offered in-store promotional allowances and in prior years were offered pre-season stocking allowances. Certain products are also promoted with direct consumer rebate programs. Advertising and promotion costs (including allowances and rebates) incurred during the year are expensed ratably to interim periods in relation to revenues. All advertising and promotion costs, except for production costs, are expensed within the fiscal year in which such costs are incurred. Production costs for advertising programs are deferred until the period in which the advertising is first aired. All amounts paid or payable to customers or consumers in connection with the purchase of our products are recorded as a reduction of net sales.

  DERIVATIVE INSTRUMENTS

     In the normal course of business, Scotts is exposed to fluctuations in interest rates and the value of foreign currencies. Scotts has established policies and procedures that govern the management of these exposures through the use of a variety of financial instruments. Scotts employs various financial instruments, including forward exchange contracts, and swap agreements, to manage certain of the exposures when practical. By policy, Scotts does not enter into such contracts for the purpose of speculation or use leveraged financial instruments. The Company's derivative activities are managed by the chief financial officer and other senior management of the Company in consultation with the Finance Committee of the Board of Directors. These activities include establishing a risk-management philosophy and objectives, providing guidelines for derivative-instrument usage and establishing procedures for control and valuation, counterparty credit approval and the monitoring and reporting of derivative activity. Scotts' objective in managing its exposure to fluctuations in interest rates and foreign currency exchange rates is to decrease the volatility of earnings and cash flows associated with changes in the applicable rates and prices. To achieve this objective, Scotts primarily enters into forward exchange contracts and swap agreements whose values change in the opposite direction of the anticipated cash flows. Derivative instruments related to forecasted transactions are considered to hedge future cash flows, and the effective portion of any gains or losses are included in other comprehensive income until earnings are affected by the variability of cash flows. Any remaining gain or loss is recognized currently in earnings. The cash flows of the derivative instruments are expected to be highly effective in achieving offsetting cash flows attributable to fluctuations in the cash flows of the hedged risk. If it becomes probable that a forecasted transaction will no longer occur, the derivative will continue to be carried on the balance sheet at fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings.

     To manage certain of its cash flow exposures, Scotts has entered into forward exchange contracts and interest rate swap agreements. The forward exchange contracts are designated as hedges of the Company's foreign currency exposure associated with future cash flows. Amounts payable or receivable under forward exchange contracts are recorded as adjustments to selling, general and administrative expense. The interest rate swap agreements are designated as hedges of the Company's interest rate risk associated with certain variable rate debt. Amounts payable or receivable under the swap agreements are recorded as adjustments to interest expense. Unrealized gains or losses resulting from valuing these swaps at fair value are recorded in other comprehensive income.

     Scotts adopted FAS 133 as of October 2000. Since adoption, there have been no gains or losses recognized in earnings for hedge ineffectiveness or due to excluding a portion of the value from measuring effectiveness.

  STOCK OPTIONS

     In July 2002, the Company announced that it would begin expensing employee stock options prospectively beginning in fiscal 2003 in accordance with SFAS No. 123 "Accounting for Stock-Based Compensation". The fair value of future stock option grants will be expensed over the option vesting period, which has historically been three years. The Company currently accounts for stock options under APB 25 and, as allowable, adopted only the disclosure provisions of Statement 123.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

  RECLASSIFICATIONS

     Certain reclassifications have been made in prior periods' financial statements to conform to fiscal 2002 classifications.

2.  DETAIL OF CERTAIN FINANCIAL STATEMENT ACCOUNTS

  INVENTORIES

     Inventories, net of provisions for slow moving and obsolete inventory of $26.2 million, $22.4 million, and $22.3 million, respectively, consisted of:

                                                      JUNE 29,     JUNE 30,   SEPTEMBER 30,
                                                        2002         2001         2001
                                                      --------     --------   -------------
                                                                  ($ MILLIONS)
Finished goods......................................   $228.7       $272.5       $295.8
Raw Materials.......................................     73.2         86.5         72.6
                                                       ------       ------       ------
     Total..........................................   $301.9       $359.0       $368.4
                                                       ======       ======       ======

  PROPERTY, PLANT AND EQUIPMENT, NET

                                                     JUNE 29,     JUNE 30,   SEPTEMBER 30,
                                                       2002         2001         2001
                                                     --------     --------   -------------
                                                                 ($ MILLIONS)
Land and Improvements..............................  $  35.9      $  38.7       $  38.9
Buildings..........................................    107.4        101.6         119.5
Machinery and equipment............................    251.6        228.8         203.4
Furniture and fixtures.............................     32.7         31.6          31.9
Software...........................................     46.0         34.1          42.0
Construction in progress...........................     81.6         67.3          79.6
Less accumulated depreciation......................   (238.1)      (210.2)       (204.6)
                                                     -------      -------       -------
     Total.........................................  $ 317.1      $ 291.9       $ 310.7
                                                     =======      =======       =======

3.  MARKETING AGREEMENT

     Effective September 30, 1998, the Company entered into an agreement with Monsanto Company ("Monsanto") for exclusive domestic and international marketing and agency rights to Monsanto's consumer Roundup(R) herbicide products. Under the terms of the agreement, the Company is entitled to receive an annual commission from Monsanto in consideration for the performance of its duties as agent. The annual commission is calculated as a percentage of the actual earnings before interest and income taxes (EBIT), as defined in the agreement, of the Roundup(R) business. Each year's percentage varies in accordance with the terms of the agreement based on the achievement of two earnings thresholds and on commission rates that vary by threshold and program year.

     The agreement also requires the Company to make fixed annual payments to Monsanto as a contribution against the overall expenses of the Roundup(R) business. The annual fixed payment is defined as $20 million. However, portions of the annual payments for the first three years of the agreement are deferred. No payment was required for the first year (fiscal 1999), a payment of $5 million was required for the second year and a payment of $15 million was required for the third year so that a total of $40 million of the contribution payments were deferred. Beginning in the fifth year of the agreement, the annual payments to Monsanto increase to at least $25 million, which include per annum interest charges at 8%. The annual payments may be increased above $25 million if certain significant earnings targets are exceeded. If all of the deferred contribution amounts are paid prior to 2018, the annual contribution payments revert to $20 million. Regardless of whether the deferred contribution amounts are paid, all contribution payments cease entirely in 2018.

     The Company is recognizing a charge each year associated with the annual contribution payments equal to the required payment for that year. The Company is not recognizing a charge for the portions of the contribution payments that are deferred until the time those deferred amounts are paid. The Company considers this method of accounting for the contribution payments to be appropriate after consideration of the likely term of the agreement, the Company's ability to terminate the agreement without paying the deferred amounts, and the fact that approximately $18.6 million of the deferred amount is never paid, even if the agreement is not terminated prior to 2018, unless significant earnings targets are exceeded.

     The express terms of the agreement permit the Company to terminate the agreement only upon Material Breach, Material Fraud or Material Willful Misconduct by Monsanto, as such terms are defined in the agreement, or upon the sale of the Roundup(R) business by Monsanto. In such instances, the agreement permits the Company to avoid payment of any deferred contribution and related per annum charge. The Company's basis for not recording a financial liability to Monsanto for the deferred portions of the annual contribution and per annum charge is based on our assessment and consultations with our legal counsel and the Company's independent accountants. In addition, the Company has obtained a legal opinion from The Bayard Firm, P.A., which concluded, subject to certain qualifications, that if the matter were litigated, a Delaware court would likely conclude that the Company is entitled to terminate the agreement at will, with appropriate prior notice, without incurring significant penalty, and avoid paying the unpaid deferred amounts. We have concluded that, should the Company elect to terminate the agreement at any balance sheet date, it will not incur significant economic consequences as a result of such action.

     The Bayard Firm was special Delaware counsel retained during fiscal 2000 solely for the limited purpose of providing a legal opinion in support of the contingent liability treatment of the agreement previously adopted by the Company and has neither generally represented or advised the Company nor participated in the preparation or review of the Company's financial statements or any SEC filings. The terms of such opinion specifically limit the parties who are entitled to rely on it.

     The Company's conclusion is not free from challenge and, in fact, would likely be challenged if the Company were to terminate the agreement. If it were determined that, upon termination, the Company must pay any remaining deferred contribution amounts and related per annum charges, the resulting charge to earnings could have a material impact on the Company's results of operations and financial position. At June 29, 2002, contribution payments and related per annum charges of approximately $49.2 million had been deferred under the agreement. This amount is considered a contingent obligation and has not been reflected in the financial statements as of and for the period then ended.

     Monsanto has disclosed that it is accruing the $20 million fixed contribution fee per year beginning in the fourth quarter of Monsanto's fiscal year 1998, plus interest on the deferred portion.

     The agreement has a term of seven years for all countries within the European Union (at the option of both parties, the agreement can be renewed for up to 20 years for the European Union countries). For countries outside of the European Union, the agreement continues indefinitely unless terminated by either party. The agreement provides Monsanto with the right to terminate the agreement for an event of default (as defined in the agreement) by the Company or a change in control of Monsanto or the sale of the Roundup(R) business. The agreement provides the Company with the right to terminate the agreement in certain circumstances including an event of default by Monsanto or the sale of the Roundup(R) business. Unless Monsanto terminates the agreement for an event of default by the Company, Monsanto is required to pay a termination fee to the Company that varies by program year. The termination fee is $150 million for each of the first five program years, gradually declines to $100 million by year ten of the program and then declines to a minimum of $16 million if the program continues for years 11 through 20.

     In consideration for the rights granted to the Company under the agreement for North America, the Company was required to pay a marketing fee of $32 million to Monsanto. The Company has deferred the expense relating to this amount on the basis that the payment will provide a future benefit through commissions that will be earned under the agreement and is amortizing the balance over ten years, which is the estimated likely term of the agreement.

4.  RESTRUCTURING AND OTHER CHARGES

  2002 CHARGES

     Under accounting principles generally accepted in the United States of America, certain restructuring costs related to relocation of personnel, equipment and inventory are to be expensed in the period the costs are actually incurred. During the first nine months of fiscal 2002, inventory relocation costs of approximately $1.5 million were incurred and paid and were recorded as restructuring and other charges in cost of sales. Approximately $1.8 million of employee relocation costs were also incurred and paid in the first nine months of fiscal 2002 and were recorded as restructuring and other charges in operating expenses. These charges related to restructuring activities initiated in the third and fourth quarters of fiscal 2001.

  2001 CHARGES

     During the third and fourth quarters of fiscal 2001, the Company recorded $75.7 million of restructuring and other charges, primarily associated with reductions in headcount and the closure or relocation of certain manufacturing and administrative facilities. The $75.7 million in charges was segregated in the Statements of Operations in two components: (i) $7.3 million included in cost of sales for the write-off of inventory that was rendered unusable as a result of the restructuring activities and (ii) $68.4 million included in selling, general and administrative costs. Included in the $68.4 million charge in selling, general and administrative costs was $20.4 million to write-down to fair value certain property and equipment and other assets; $5.8 million of facility exit costs; $27.0 million of severance costs; and $15.2 million in other restructuring and other costs. The severance costs related to reduction in force initiatives and facility closures and consolidations in North America and Europe cover approximately 340 administrative, production, selling and other employees. Remaining severance costs are expected to be paid in fiscal 2002 with some payments extending into 2003. All other fiscal 2001 restructuring related activities and costs are expected to be completed by the end of fiscal 2002.

     The following is a rollforward of the cash portion of the restructuring and other charges accrued in the third and fourth quarters of fiscal 2001. The balance of the accrued charges at June 29, 2002 are included in accrued liabilities and other long-term liabilities on the condensed, consolidated balance sheets. The portion classified as other long-term liabilities are future lease obligations that extend beyond one year.

                                                            BALANCE                    BALANCE
DESCRIPTION                      TYPE   CLASSIFICATION   SEPT. 30, 2001   PAYMENT   JUNE 29, 2002
-----------                      ----   --------------   --------------   -------   -------------
                                                                       ($ MILLIONS)
Severance......................  Cash        SG&A            $25.1         $16.3        $ 8.8
Facility exit costs............  Cash        SG&A              5.2           2.2          3.0
Other related costs............  Cash        SG&A              7.0           6.9          0.1
                                                             -----         -----        -----
     Total cash................                              $37.3         $25.4        $11.9
                                                             =====         =====        =====

5.  GOODWILL AND OTHER INTANGIBLE ASSETS, NET

     Effective October 1, 2001, Scotts adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". In accordance with this standard, goodwill and certain other intangible assets, primarily tradenames, have been classified as indefinite-lived assets no longer subject to amortization. Indefinite-lived assets are subject to impairment testing upon adoption and at least annually. The impairment analysis was completed in the second quarter of 2002, taking into account additional guidance provided by EITF 02-07 "Unit of Measure for Testing Impairment of Indefinite-Lived Intangibles Assets". The value of all indefinite-lived tradenames as of October 1, 2001 was determined using a "royalty savings" methodology that was employed when the businesses associated with these tradenames were acquired but using updated estimates of sales and profitability. As a result, a pre-tax impairment loss of $29.8 million was recorded for the writedown of the value of the tradenames in our International Consumer businesses in Germany, France and the United Kingdom. This transitional impairment charge was recorded as a cumulative effect of accounting change, net of tax, as of October 1, 2001. After completing this initial valuation and impairment of tradenames, an initial assessment for goodwill impairment was performed. It was determined that a goodwill impairment charge was not required.

     The useful lives of intangible assets still subject to amortization were not revised as a result of the adoption of Statement 142.

     The following table presents goodwill and intangible assets as of the end of each period presented.

                                        JUNE 29, 2002                        JUNE 30, 2001
                              ----------------------------------   ----------------------------------
                               GROSS                      NET       GROSS                      NET
                              CARRYING   ACCUMULATED    CARRYING   CARRYING   ACCUMULATED    CARRYING
                               AMOUNT    AMORTIZATION    AMOUNT     AMOUNT    AMORTIZATION    AMOUNT
                              --------   ------------   --------   --------   ------------   --------
                                                                              ($ MILLIONS)
Amortized Intangible
  Assets:
    Technology..............   $62.1        $(18.0)      $ 44.1     $60.2        $(15.7)      $ 44.5
    Customer accounts.......    27.7          (3.2)        24.5      22.5          (1.9)        20.6
    Tradenames..............    11.3          (2.1)         9.2      11.4          (1.5)         9.9
    Other...................    49.9         (33.4)        16.5      50.3         (31.5)        18.8
                                                         ------                               ------
      Total amortized
         intangible assets,
         net................                               94.3                                 93.8
Unamortized Intangible
  Assets:
    Tradenames..............                              327.9                                347.9
    Other...................                                3.1                                  3.2
                                                         ------                               ------
      Total intangible
         assets, net........                              425.3                                444.9
    Goodwill................                              340.0                                317.2
                                                         ------                               ------
      Total goodwill and
         intangible assets,
         net................                             $765.3                               $762.1
                                                         ======                               ======

                                      SEPTEMBER 30, 2001
                              ----------------------------------
                               GROSS                      NET
                              CARRYING   ACCUMULATED    CARRYING
                               AMOUNT    AMORTIZATION    AMOUNT
                              --------   ------------   --------

Amortized Intangible
  Assets:
    Technology..............   $61.9        $(15.8)      $ 46.1
    Customer accounts.......    24.1          (2.5)        21.6
    Tradenames..............    11.3          (1.6)         9.7
    Other...................    47.2         (32.6)        14.6
                                                         ------
      Total amortized
         intangible assets,
         net................                               92.0
Unamortized Intangible
  Assets:
    Tradenames..............                              349.0
    Other...................                                3.2
                                                         ------
      Total intangible
         assets, net........                              444.2
    Goodwill................                              326.9
                                                         ------
      Total goodwill and
         intangible assets,
         net................                             $771.1
                                                         ======

     During the first nine months of fiscal 2002, our Scotts LawnService(R) business acquired several lawn care businesses. The assets and liabilities of these businesses were recorded at their fair values as of the dates of acquisition. The fair value of customer accounts, customer lists and non-compete agreements were determined based on their estimated impact on discounted future cash flows. The excess of the amounts paid for these businesses over the fair values of the assets was recorded as goodwill. The fair value of customer accounts acquired during the first nine months of fiscal 2002 was $1.6 million; the value assigned to non-compete agreements was $0.9 million. Customer accounts are being amortized over an estimated seven year life; non-compete agreements are amortized over the contract periods which range from three to five years. Total goodwill added during the first nine months of fiscal 2002 was $21.2 million. Goodwill was reduced by $4.8 million and tradenames by $1.8 million as a result of the settlement reached with Rhone-Poulenc Jardin regarding litigation related to the price paid for international consumer businesses we acquired in Europe in 1998. The effects of exchange rate fluctuations resulted in the changes in balances not otherwise explained by the impairment charge, the settlement with Rhone-Poulenc Jardin or the acquisition activity described above.

     The following table presents a reconciliation of recorded net income to adjusted net income and related earnings per share data as if the provision of Statement 142 relating to non-amortization of indefinite-lived intangible assets had been adopted as of the earliest period presented.

                                                                   FOR THE PERIODS
                                                                 ENDED JUNE 30, 2001
                                                              --------------------------
                                                              THREE MONTHS   NINE MONTHS
                                                              ------------   -----------
                                                                 ($ MILLIONS, EXCEPT
                                                                   PER SHARE DATA)
Net income
  Reported net income.......................................     $45.4          $78.9
  Goodwill amortization.....................................       2.6            8.6
  Tradename amortization....................................       2.5            7.3
  Taxes.....................................................      (1.1)          (3.6)
                                                                 -----          -----
  Net income as adjusted....................................     $49.4          $91.2
                                                                 =====          =====
Basic EPS
  Reported net income.......................................     $1.60          $2.79
  Goodwill amortization.....................................      0.10           0.30
  Tradename amortization....................................      0.09           0.26
  Taxes.....................................................     (0.04)         (0.13)
                                                                 -----          -----
  Net income as adjusted....................................     $1.75          $3.22
                                                                 =====          =====
Diluted EPS
  Reported net income.......................................     $1.49          $2.61
  Goodwill amortization.....................................      0.09           0.28
  Tradename amortization....................................      0.08           0.24
  Taxes.....................................................     (0.04)         (0.12)
                                                                 -----          -----
  Net income as adjusted....................................     $1.62          $3.01
                                                                 =====          =====

     Estimated amortization expense is as follows:

                         YEAR ENDED
                       SEPTEMBER 30,                          $ MILLIONS
                       -------------                          ----------
2002........................................................     $4.6
2003........................................................      4.2
2004........................................................      3.1
2005........................................................      2.7
2006........................................................      2.7

6.  LONG-TERM DEBT

                                                      JUNE 29,     JUNE 30,   SEPTEMBER 30,
                                                        2002         2001         2001
                                                      --------     --------   -------------
                                                                  ($ MILLIONS)
Revolving loans under credit facility...............   $  0.3       $115.0       $ 94.7
Term loans under credit facility....................    383.4        396.4        398.6
Senior Subordinated Notes...........................    391.5        320.2        320.5
Notes due to sellers................................     38.7         50.2         53.7
Foreign bank borrowings and term loans..............     10.7          4.3          9.4
Capital lease obligations and other.................     11.4         10.6         10.9
                                                       ------       ------       ------
                                                        836.0        896.7        887.8
Less current portions...............................     68.8         60.8         71.3
                                                       ------       ------       ------
                                                       $767.2       $835.9       $816.5
                                                       ======       ======       ======

     On December 4, 1998, The Scotts Company and certain of its subsidiaries entered into a credit facility (the "Original Credit Agreement") which provided for borrowings in the aggregate principal amount of $1.025 billion and consisted of term loan facilities in the aggregate amount of $525 million and a revolving credit facility in the amount of $500 million. Proceeds from borrowings under the Original Credit Agreement of approximately $241.0 million were used to repay amounts outstanding under the then existing credit facility.

     On December 5, 2000, The Scotts Company and certain of its subsidiaries entered into an Amended and Restated Credit Agreement (the "Amended Credit Agreement"), amending and restating in its entirety the Original Credit Agreement. Under the terms of the Amended Credit Agreement, the revolving credit facility was increased from $500 million to $575 million and the net worth covenant was amended.

     In December 2001, the Amended Credit Agreement was amended to redefine earnings under the covenants, to eliminate the net worth covenant and to modify the covenants pertaining to interest coverage and leverage and amended how proceeds from future equity or subordinated debt offerings, if any, will be used towards mandatory prepayments of revolving credit facility borrowings.

     The term loan facilities consist of two tranches. The Tranche A Term Loan Facility consists of three sub-tranches of Euros and British Pounds Sterling in an aggregate principal amount of $265 million which are to be repaid quarterly over a 6 1/2 year period. The Tranche B Term Loan Facility replaced the Tranche B and Tranche C facilities from the Original Credit Agreement. Those facilities were prepayable without penalty. The new Tranche B Term Loan Facility has an aggregate principal amount of $260 million and is repayable in installments as follows: quarterly installments of $0.25 million beginning June 30, 2001 through December 31, 2006, quarterly installments of $63.5 million beginning March 31, 2007 through September 30, 2007 and a final quarterly installment of $63.8 million on December 31, 2007.

     The revolving credit facility provides for borrowings of up to $575 million, which are available on a revolving basis over a term of 6 1/2 years. A portion of the revolving credit facility not to exceed $100 million is available for the issuance of letters of credit. A portion of the facility not to exceed $258.8 million is available for borrowings in optional currencies, including Euros, British Pounds Sterling and other specified currencies, provided that the outstanding revolving loans in optional currencies other than British Pounds Sterling does not exceed $138 million. The outstanding principal amount of all revolving credit loans may not exceed $150 million for at least 30 consecutive days during any calendar year. The December 2001 amendment increased the amount that may be borrowed in optional currencies to $360 million from $258.8 million.

     Interest rates and commitment fees under the Amended Credit Agreement vary according to the Company's leverage ratios and interest rates also vary within tranches. The weighted-average interest rate on the Company's variable rate borrowings at June 29, 2002 was 7.71% and at September 30, 2001 was 7.85%. In addition, the Amended Credit Agreement requires that Scotts enter into hedge agreements to the extent necessary to provide that at least 50% of the aggregate principal amount of the 8 5/8% Senior Subordinated Notes due 2009 and term loan facilities is subject to a fixed interest rate or interest rate protection for a period of not less than three years.

     Financial covenants include interest coverage and net leverage ratios. Other covenants include limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sale of assets, leases, dividends, capital expenditures, and investments. The Scotts Company and all of its domestic subsidiaries pledged substantially all of their personal, real and intellectual property assets as collateral for the borrowings under the Amended Credit Agreement. The Scotts Company and its subsidiaries also pledged the stock in foreign subsidiaries that borrow under the Amended Credit Agreement.

     Approximately $17.0 million of financing costs associated with the revolving credit facility have been deferred as of June 29, 2002 and are being amortized over a period of approximately 7 years, beginning in fiscal year 1999.

     In January 1999, The Scotts Company completed an offering of $330 million of 8 5/8% Senior Subordinated Notes due 2009. The net proceeds from the offering, together with borrowings under the Original Credit Agreement, were used to fund the Ortho acquisition and to repurchase approximately $97 million of outstanding 9 7/8% Senior Subordinated Notes due August 2004. The Company recorded an extraordinary loss before tax on the extinguishment of the 9 7/8% Notes of approximately $9.3 million, including a call premium of $7.2 million and the write-off of unamortized issuance costs and discounts of $2.1 million. In August 1999, Scotts repurchased the remaining $2.9 million of the 9 7/8% Notes, resulting in an extraordinary loss, net of tax, of $0.1 million.

     In January 2002, The Scotts Company completed an offering of $70 million of 8 5/8% Senior Subordinated Notes due 2009. The net proceeds from the offering were used to pay down borrowings on our revolving credit facility. The notes were issued at a premium of $1.8 million. The issuance costs associated with the offering totaled $1.6 million. Both the premium and the issuance costs are being amortized over the life of the notes.

     Scotts entered into two interest rate locks in fiscal 1998 to hedge its anticipated interest rate exposure on the $330 million 8 5/8% Notes offering. The total amount paid under the interest rate locks of $12.9 million has been recorded as a reduction of the 8 5/8% Notes' carrying value and is being amortized over the life of the 8 5/8% Notes as interest expense. Approximately $11.8 million of issuance costs associated with the 8 5/8% Notes were deferred and are being amortized over the term of the Notes.

     In conjunction with the acquisition of Rhone-Poulenc Jardin, a note was issued for a certain portion of the total purchase price that was to be paid in annual installments over a four-year period. The present value of the remaining note payments is $8.9 million. The Company is imputing interest on the non-interest bearing note using an interest rate prevalent for similar instruments at the time of acquisition (approximately 9%). In conjunction with other acquisitions, notes were issued for certain portions of the total purchase price that are to be paid in annual installments over periods ranging from four to five years. The present value of remaining note payments is $19.7 million. The Company is imputing interest on the non-interest bearing notes using an interest rate prevalent for similar instruments at the time of the acquisitions (approximately 8%).

     In conjunction with the Substral(R) acquisition, notes were issued for certain portions of the total purchase price that are to be paid in semi-annual installments over a two-year period. The present value of remaining note payments total $8.7 million. The interest rate on these notes is 5.5%.

     The foreign term loans of $2.7 million issued on December 12, 1997, have an 8-year term and bear interest at 1% below LIBOR. The loans are denominated in British Pounds Sterling and can be redeemed, on demand, by the note holder. The foreign bank borrowings of $8.0 million at June 29, 2002 and $4.3 million at June 30, 2001 represent lines of credit for foreign operations and are primarily denominated in French Francs.

7.  STATEMENT OF COMPREHENSIVE INCOME

     The components of other comprehensive income and total comprehensive income for the three and nine months ended June 29, 2002 and June 30, 2001 are as follows:

                                                           THREE MONTHS ENDED      NINE MONTHS ENDED
                                                          ---------------------   -------------------
                                                          JUNE 29,    JUNE 30,    JUNE 29,   JUNE 30,
                                                            2002        2001        2002       2001
                                                          ---------   ---------   --------   --------
Net income..............................................    $95.8       $45.4      $95.2      $78.9
Other comprehensive income (expense):
Foreign currency translation adjustments................      1.7        (4.0)       1.6       (0.8)
Change in valuation of derivative instruments...........     (1.3)         --       (0.3)      (0.7)
                                                            -----       -----      -----      -----
Comprehensive income....................................    $96.2       $41.4      $96.5      $77.4
                                                            =====       =====      =====      =====

8.  CONTINGENCIES

     Management continually evaluates the Company's contingencies, including various lawsuits and claims which arise in the normal course of business, product and general liabilities, property losses and other fiduciary liabilities for which the Company is self-insured. In the opinion of management, its assessment of contingencies is reasonable and related reserves, in the aggregate, are adequate; however, there can be no assurance that future quarterly or annual operating results will not be materially affected by final resolution of these matters. The following matters are the more significant of the Company's identified contingencies.

  ENVIRONMENTAL MATTERS

     In June 1997, the Ohio Environmental Protection Agency ("Ohio EPA") initiated an enforcement action against us with respect to alleged surface water violations and inadequate treatment capabilities at our Marysville facility and seeking corrective action under the federal Resource Conservation Recovery Act. The action relates to several discontinued on-site disposal areas which date back to the early operations of the Marysville facility that we had already been assessing voluntarily. Since initiation of the action, we met with the Ohio Attorney General and the Ohio EPA, and we were ultimately able to negotiate an amicable resolution of these issues. On December 3, 2001, an agreed judicial Consent Order was submitted to the Union County Common Pleas Court and was entered by the court on January 25, 2002.

     Now that the Consent Order has been entered, we have paid a $275,000 fine and must satisfactorily remediate the Marysville site. We have continued our remediation activities with the knowledge and oversight of the Ohio EPA. We completed an updated evaluation of our expected liability related to this matter based on the fine paid and remediation actions that we have taken and that we expect to take in the future and, based on the latest estimates, we recorded a charge of $3 million in the third quarter of fiscal 2002 to increase our reserve accordingly.

     In addition to the dispute with the Ohio EPA, we are negotiating with the Philadelphia District of the U.S. Army Corps of Engineers ("Corps") regarding the terms of site remediation and the resolution of the Corps' civil penalty demand in connection with our prior peat harvesting operations at our Lafayette, New Jersey facility. We are also addressing remediation concerns raised by the Environment Agency of the United Kingdom with respect to emissions to air and groundwater at our Bramford (Suffolk), United Kingdom facility. We have reserved for our estimates of probable losses to be incurred in connection with each of these matters.

     Regulations and environmental concerns also exist surrounding peat extraction in the United Kingdom and the European Union. In August 2000, English Nature, the nature conservation advisory body to the U.K. government notified us that three of our peat harvesting sites in the United Kingdom were under consideration as possible "Special Areas of Conservation" under European Union Law. In April 2002 we reached agreement with English Nature to transfer our interests in the properties and for the immediate cessation of all but a limited amount of peat extraction on one of the three sites in exchange for $18.1 million received in April 2002 and an additional approximately $3 million which will be received when we cease extraction at the third site. A gain of approximately $5 million is included in "Other Income" in the third quarter of fiscal 2002. Proceeds of approximately $13 million have been recorded as deferred income and will be recognized into income over the 29 month period beginning May, 2002 which coincides with the expected peat extraction period at the third site. As a result of this transaction we have withdrawn our objection to the proposed European designations as Special Areas of Conservation and will undertake restoration work on the sites for which we will receive additional compensation from English Nature. We consider that we have sufficient raw material supplies available to replace the peat extracted from such sites.

     The Company has determined that cement containing asbestos material at certain manufacturing facilities in the United Kingdom may require removal in the future.

     At June 29, 2002, $8.7 million is accrued for the environmental matters described herein. The significant components of the accrual are costs for site remediation of $6.9 million and costs for asbestos abatement and other environmental exposures in the United Kingdom of $1.8 million. The significant portion of the costs accrued as of June 29, 2002 are expected to be paid in fiscal 2003 and 2004; however, payments could be made for a period thereafter.

     We believe that the amounts accrued as of June 29, 2002 are adequate to cover known environmental exposures based on current facts and estimates of likely outcome. However, the adequacy of these accruals is based on several significant assumptions:

     (i) that we have identified all of the significant sites that must be remediated;

     (ii) that there are no significant conditions of potential contamination that are unknown to the Company; and

     (iii) that with respect to the agreed judicial Consent Order in Ohio, that potentially contaminated soil can be remediated in place rather than having to be removed and only specific stream segments will require remediation as opposed to the entire stream.

     If there is a significant change in the facts and circumstances surrounding these assumptions, it could have a material impact on the ultimate outcome of these matters and the Company's results of operations, financial position and cash flows.

     For the nine months ended June 29, 2002, we made approximately $1.9 million in environmental expenditures, compared with approximately $0.6 million in environmental capital expenditures and $2.1 million in other environmental expenses for the entire fiscal year 2001. Management anticipates that environmental capital expenditures and other environmental expenses for the remainder of fiscal year 2002 will not differ significantly from those incurred in fiscal year 2001.

  AGREVO ENVIRONMENTAL HEALTH, INC.

     On June 3, 1999, AgrEvo Environmental Health, Inc. ("AgrEvo") (which subsequently changed its name to Aventis Environmental Health Science USA LP) filed a complaint in the U.S. District Court for the Southern District of New York (the "New York Action"), against the Company, a subsidiary of the Company and Monsanto seeking damages and injunctive relief for alleged antitrust violations and breach of contract by the Company and its subsidiary, and antitrust violations and tortious interference with contract by Monsanto. The suit arises out of Scotts' purchase of a consumer herbicide business from AgrEvo in May 1998. AgrEvo claims in the suit that Scotts' subsequent agreement to become Monsanto's exclusive sales and marketing agent for Monsanto's consumer Roundup(R) business violated the federal antitrust laws. AgrEvo contends that Monsanto attempted to, or did, monopolize the market for non-selective herbicides and conspired with Scotts to eliminate the herbicide Scotts previously purchased from AgrEvo, which competed with Monsanto's Roundup(R), in order to achieve or maintain a monopoly position in that market. AgrEvo also contends that Scotts' execution of various agreements with Monsanto, including the Roundup(R) marketing agreement, as well as Scotts' subsequent actions, violated the purchase agreements between AgrEvo and Scotts.

     AgrEvo is requesting unspecified damages, as well as affirmative injunctive relief, and seeking to have the courts invalidate the Roundup(R) marketing agreement as violative of the federal antitrust laws. Under the indemnification provisions of the Roundup(R) marketing agreement, Monsanto and Scotts each have requested that the other indemnify against any losses arising from this lawsuit. On September 5, 2001, the magistrate judge, over the objections of Scotts and Monsanto, allowed AgrEvo to file another amended complaint to add claims transferred to it by its German parent, AgrEvo GmbH, and its 100 percent commonly owned affiliate, AgrEvo USA Company. Scotts and Monsanto have objected to the magistrate judge's order allowing the new claims. The district court will resolve these objections; if sustained, the newly-added claims will be stricken.

     On June 29, 1999, AgrEvo also filed a complaint in the Superior Court of the State of Delaware (the "Delaware Action") against two of the Company's subsidiaries seeking damages for alleged breach of contract. AgrEvo alleges that, under the contracts by which a subsidiary of the Company purchased a herbicide business from AgrEvo in May 1998, two of the Company's subsidiaries have failed to pay AgrEvo approximately $0.6 million. AgrEvo is requesting damages in this amount, as well as pre- and post-judgment interest and attorneys' fees and costs. The Company's subsidiaries have moved to dismiss or stay this action. On January 31, 2000, the Delaware court stayed AgrEvo's action pending the resolution of a motion to amend the New York Action, and the resolution of the New York Action. The Company's subsidiaries intend to vigorously defend the asserted claims.

     The Company believes that AgrEvo's claims in this matter are without merit and intends to vigorously defend against them. If the above actions are determined adversely to the Company, the result could have a material adverse effect on Scotts' results of operations, financial position and cash flows. Any potential exposure that Scotts may face cannot be reasonably estimated. Therefore, no accrual has been established related to these matters.

  CENTRAL GARDEN & PET COMPANY

  SCOTTS V. CENTRAL GARDEN, SOUTHERN DISTRICT OF OHIO.

     On June 30, 2000, the Company filed suit against Central Garden & Pet Company in the U.S. District Court for the Southern District of Ohio (the "Ohio Action") to recover approximately $17 million in outstanding accounts receivable from Central Garden with respect to the Company's 2000 fiscal year. The Company's complaint was later amended to seek approximately $24 million in accounts receivable and additional damages for other breaches of duty.

     On April 13, 2001, Central Garden filed an answer and counterclaim in the Ohio action. On April 24, 2001, Central Garden filed an amended counterclaim. Central Garden's counterclaims included allegations that the Company and Central Garden had entered into an oral agreement in April 1998 whereby the Company would allegedly share with Central Garden the benefits and liabilities of any future business integration between the Company and Pharmacia Corporation (formerly Monsanto). Based on these allegations, Central Garden asserted several causes of action, including fraudulent misrepresentation, and sought damages in excess of $900 million. In addition, Central Garden asserted various other causes of action and sought damages in excess of $76 million based on the allegations that Central Garden was entitled to receive a cash payment rather than a credit for the value of inventory Central Garden alleged was improperly seized by the Company.

     Prior to trial, the court dismissed Central Garden's $900 million counterclaim for breach of oral agreement and promissory estoppel, and entered summary judgment against Central Garden on Central Garden's $900 million counterclaim for fraudulent misrepresentation. In addition, as a result of the resolution of the Missouri Action described below, Central Garden's counterclaim for illegal inventory seizure was resolved.

     In April 2002, trial on the remaining claims and counterclaims took place in this action. Prior to the conclusion of the trial, the court dismissed certain of Central Garden's counterclaims as well as the Company's claims that Central Garden breached other duties owed to the Company. On April 22, 2002, a jury returned a verdict in favor of the Company for $22.5 million and for Central Garden on its remaining counterclaims in an amount of approximately $12.1 million. Various post-trial motions have been filed in the Ohio Action, but so far Central Garden has not challenged the propriety of the $22.5 million award to the Company and the Company has challenged only $750,000 of the $12.1 million awarded to Central Garden on its counterclaim. Central Garden has challenged, however, the dismissal during trial of several other counterclaims.

  PHARMACIA CORPORATION V. CENTRAL GARDEN, CIRCUIT COURT OF ST. LOUIS, MISSOURI.

     On June 30, 2000 Pharmacia Corporation filed suit against Central Garden in Missouri state court ("Missouri Action") seeking unspecified damages allegedly due Pharmacia under a series of agreements, generally referred to as the four-year "Alliance Agreement" between Pharmacia and Central Garden. Scotts was, for a short time, an assignee of the Alliance Agreement, which Scotts has reassigned to Pharmacia. Pursuant to an order granting Central Garden's motion, on January 18, 2001, Pharmacia joined Scotts as a nominal defendant in the Missouri state court action.

     On January 28, 2002, Central Garden and Pharmacia reported that they reached a settlement in the Missouri action pursuant to which Pharmacia dismissed its claims against Central Garden in the Missouri action, and Central Garden dismissed its counterclaims against Pharmacia in the Missouri action and its claims against Pharmacia in the California federal and state actions described below. In connection with its settlement with Pharmacia, Central Garden also dismissed all of its legal claims against Scotts arising under the Alliance Agreements, reserving only such equitable claims as it might have under the Alliance Agreements. On July 22, 2002 Scotts and Central Garden stipulated, and the court ordered, that each dismiss all remaining claims against the other without prejudice.

  CENTRAL GARDEN V. SCOTTS & PHARMACIA, NORTHERN DISTRICT OF CALIFORNIA.

     On July 7, 2000, Central Garden filed suit against the Company and Pharmacia in the U.S. District Court for the Northern District of California (San Francisco Division) alleging various claims, including breach of contract and violations of federal antitrust laws, and seeking an unspecified amount of damages and injunctive relief. On October 26, 2000, the District Court granted the Company's motion to dismiss Central Garden's breach of contract claims for lack of subject matter jurisdiction. On November 17, 2000, Central Garden filed an amended complaint in the District Court, re-alleging various claims for violations of federal antitrust laws and also alleging state antitrust claims. As described above, Central Garden and Pharmacia have settled some or all of their claims relating to this action.

     On April 15, 2002, the Company and Central Garden each filed summary judgment motions in this action. On June 26, 2002, the court granted summary judgment in favor of the Company and dismissed all of Central Garden's claims.

  CENTRAL GARDEN V. SCOTTS & PHARMACIA, CONTRA COSTA SUPERIOR COURT.

     On October 31, 2000, Central Garden filed an additional complaint against the Company and Pharmacia in the California Superior Court for Contra Costa County. That complaint seeks to assert the breach of contract claims previously dismissed by the District Court in the California federal action described above, and additional claims under Section 17200 of the California Business and Professions Code. On December 4, 2000, the Company and Pharmacia jointly filed a motion to stay this action based on the pendency of prior lawsuits (including the three actions described above) that involve the same subject matter. By order dated February 23, 2001, the Superior Court stayed the action pending before it.

     On April 6, 2001, Central Garden filed a motion to lift the stay of the Contra Costa County action. Scotts and Pharmacia filed a joint opposition to Central Garden's motion. On May 4, 2001, the Court issued a tentative ruling denying Central Garden's motion to lift the stay of the action. Central Garden did not challenge the tentative ruling, which accordingly became the ruling of the court. Consequently, all claims in the Contra Costa action currently remain stayed. A further status conference is set for November 26, 2002. As described above, Central Garden and Pharmacia have settled some or all of their claims relating to this action.

     Scotts believes that Central Garden's remaining state claims are without merit and intends to vigorously defend against them. Although Scotts has prevailed consistently and extensively in the litigation with Central Garden, the decisions in Scotts' favor are subject to appeal. If, upon appeal or otherwise, the above actions are determined adversely to Scotts, the result could have a material adverse effect on Scotts' results of operations, financial position and cash flows. Scotts believes that it will continue to prevail in the Central Garden matters and that any potential exposure that Scotts may face cannot be reasonably estimated. Therefore, no accrual has been established related to claims brought against Scotts by Central Garden, except for amounts ordered paid to Central Garden in the Ohio Action for which the Company believes it has adequate reserves recorded for the amounts it may ultimately be required to pay.

9.  NEW ACCOUNTING STANDARDS

     In June 2001, the FASB issued Statement of Accounting Standard No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses accounting and reporting standards for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Scotts will adopt the provisions of this statement in the first quarter of fiscal year 2003, and does not anticipate that the new accounting policy will impact results of operations.

     In August 2001, the FASB issued Statement of Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes Financial Accounting Standard No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations; Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequent Occurring and Events and Transactions". SFAS No. 144 addresses accounting and reporting standards for the impairment or disposal of long-lived assets. It is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company will adopt the provisions of this statement in the first quarter of fiscal year 2003 and expects there will be no impact on its reporting results of operations or financial conditions as a result.

     In April 2002, the Financial Accounting Standards Board issued Statement 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Scotts will adopt the provision of this statement in the first quarter of fiscal 2003 and expects there will be no impact on its reporting results of operations or financial condition as a result.

     In July 2002, the Financial Accounting Standards Board issued Statement 146 "Accounting for Costs Associated with Exit or Disposal Activities". This Statement provides new guidance that primarily affects in which period charges related to restructuring activities will be recorded. This statement modifies and amends the accounting for restructuring activities that are currently accounted for in accordance with EITF Issue 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Statement 146 requires most charges to be recorded when they are incurred, rather than when it is identified that a cost resulting from a restructuring activity is likely to be incurred. This Statement applies to restructuring activities occurring after December 31, 2002. The Company is currently evaluating the impact that the standard will have on future periods.

10.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                               NINE MONTHS ENDED
                                                              -------------------
                                                              JUNE 29,   JUNE 30,
                                                                2002       2001
                                                              --------   --------
                                                                 ($ MILLIONS)
Net assets acquired.........................................   $23.5      $45.9
Cash paid...................................................   (11.0)     (10.0)
Notes issued to seller......................................    12.5       35.9
Cash received in settlement of prior purchase price.........     7.0         --

11.  EARNINGS PER COMMON SHARE

     The following table presents information necessary to calculate basic and diluted earnings per common share. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Options to purchase 0.1 and 0.1 million shares of common stock for the three and nine month periods ended June 29, 2002, and 0.1 and 0.2 million shares for the three and nine month periods ended June 30, 2001 respectively were not included in the computation of diluted earnings per common share. These options were excluded from the calculation because the exercise price of these options was greater than the average market price of the common shares in the respective periods, and therefore, they are antidilutive.

                                                            THREE MONTHS ENDED     NINE MONTHS ENDED
                                                           --------------------   -------------------
                                                           JUNE 29,    JUNE 30,   JUNE 29,   JUNE 30,
                                                             2002        2001       2002       2001
                                                           ---------   --------   --------   --------
                                                              ($ MILLIONS, EXCEPT PER SHARE DATA)
NET INCOME:
Income before cumulative effect of accounting change.....    $95.8      $45.4      $113.7     $78.9
Cumulative effect of change in accounting for intangible
  assets, net of tax.....................................       --         --       (18.5)       --
                                                             -----      -----      ------     -----
Net income...............................................    $95.8      $45.4      $ 95.2     $78.9
                                                             =====      =====      ======     =====
BASIC EARNINGS PER COMMON SHARE:
Weighted-average common shares outstanding during the
  period.................................................     29.5       28.3        29.1      28.3
Basic earnings per common share:
  Before cumulative effect of accounting change..........    $3.25      $1.60      $ 3.91     $2.79
  Cumulative effect of change in accounting for
     intangible assets, net of tax.......................       --         --       (0.64)       --
                                                             -----      -----      ------     -----
  After cumulative effect of accounting change...........    $3.25      $1.60      $ 3.27     $2.79
                                                             =====      =====      ======     =====
DILUTED EARNINGS PER COMMON SHARE:
Weighted-average common shares outstanding during the
  period.................................................     29.5       28.3        29.1      28.3
Potential common shares:
  Assuming exercise of options...........................      0.9        1.1         1.2       0.9
  Assuming exercise of warrants..........................      1.4        1.2         1.3       1.1
                                                             -----      -----      ------     -----
Weighted-average number of common shares outstanding and
  dilutive potential common shares.......................     31.8       30.6        31.6      30.3
Diluted earnings per common share:
  Before cumulative effect of accounting change..........    $3.02      $1.49      $ 3.60     $2.61
  Cumulative effect of change in accounting for
     intangible assets, net of tax.......................       --         --       (0.59)       --
                                                             -----      -----      ------     -----
  After cumulative effect of accounting change...........    $3.02      $1.49      $ 3.01     $2.61
                                                             =====      =====      ======     =====

12.  SEGMENT INFORMATION

     For fiscal 2002, the Company is divided into four reportable segments -- North American Consumer, Scotts LawnService(R), Global Professional and International Consumer. The North American Consumer segment consists of the Lawns, Gardens, Growing Media, Ortho and Canadian business units. These segments differ from those used in the prior year due to segregating of the Scotts LawnService(R) business from the North American Consumer business because of a change in reporting structure whereby Scotts LawnService(R) no longer reports to senior management of the North American Consumer segment.

     The North American Consumer segment specializes in dry, granular slow-release lawn fertilizers, lawn fertilizer combination and lawn control products, grass seed, spreaders, water-soluble and controlled-release garden and indoor plant foods, plant care products, and potting soils, barks, mulches and other growing media products, and pesticide products. Products are marketed to mass merchandisers, home improvement centers, large hardware chains, nurseries and gardens centers.

     The Scotts LawnService(R) segment provides lawn fertilization, insect control and other related services such as core aeration primarily to residential consumers through company-owned branches and franchises. In most company markets, Scotts LawnService(R) also offers tree and shrub fertilization, disease and insect control treatments and, in our larger branches, we also offer an exterior barrier pest control service.

     The Global Professional segment is focused on a full line of horticulture products including controlled-release and water-soluble fertilizers and plant protection products, grass seed, spreaders, custom application services and growing media. Products are sold to lawn and landscape service companies, commercial nurseries and greenhouses and specialty crop growers.

     The International Consumer segment provides products similar to those described above for the North American Consumer segment to consumers in countries other than the United States and Canada.

     The following table presents segment financial information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Pursuant to that statement, the presentation of the segment financial information is consistent with the basis used by management (i.e., certain costs not allocated to business segments for internal management reporting purposes are not allocated for purposes of this presentation). Prior period amounts have been restated to conform to this basis of presentation.

                             NORTH AMERICAN       SCOTTS          GLOBAL      INTERNATIONAL    OTHER/
                                CONSUMER      LAWNSERVICE(R)   PROFESSIONAL     CONSUMER      CORPORATE    TOTAL
                             --------------   --------------   ------------   -------------   ---------   --------
                                                                 ($ MILLIONS)
Net Sales:
2002 YTD...................     $1,061.7          $44.8           $140.4         $210.4        $    --    $1,457.3
2001 YTD...................     $1,073.7          $24.5           $142.3         $218.6        $    --    $1,459.1
2002 Q3....................     $  531.7          $28.7           $ 49.7         $ 82.1        $    --    $  692.2
2001 Q3....................     $  460.9          $15.2           $ 47.9         $ 74.6        $    --    $  598.6
Income (loss) from Operations:
2002 YTD...................     $  258.0          $(3.0)          $ 15.3         $ 26.7        $ (47.0)   $  250.0
2001 YTD...................     $  255.7          $(1.5)          $ 15.4         $ 16.6        $ (55.8)   $  230.4

2002 Q3....................     $  162.7          $ 7.1           $  6.5         $ 17.6        $ (18.4)   $  175.5
2001 Q3....................     $  125.1          $ 2.9           $  5.8         $  4.8        $ (27.9)   $  110.7
Operating Margin:
2002 YTD...................         24.3%          (6.7%)           10.9%          12.7%            nm        17.2%
2001 YTD...................         23.8%          (6.1%)           10.8%           7.6%            nm        15.8%
2002 Q3....................         30.6%          24.7%            13.1%          21.4%            nm        25.4%
2001 Q3....................         27.1%          19.1%            12.1%           6.4%            nm        18.5%
Goodwill:
2002 Q3....................     $  146.1          $47.0           $ 50.4         $ 96.5        $    --    $  340.0
2001 Q3....................     $  169.0          $19.0           $ 56.6         $ 72.6        $    --    $  317.2
Total Assets:
2002 Q3....................     $1,273.1          $69.8           $142.7         $487.3        $  97.2    $2,070.1
2001 Q3....................     $1,240.3          $38.4           $148.5         $458.1        $ 118.6    $2,003.9

nm Not meaningful.

     Income (loss) from Operations reported for Scotts' four operating segments represents earnings before amortization, interest and taxes, since this is the measure of profitability used by management. Accordingly, corporate operating loss for the three and nine months ended June 29, 2002 and June 30, 2001 includes amortization of certain assets, corporate general and administrative expenses, and certain "other" income/expense not allocated to the business segments and North America restructuring charges.

     Total assets reported for Scotts' operating segments include the intangible assets for the acquired business within those segments. Corporate assets primarily include deferred financing and debt issuance costs, corporate intangible assets as well as deferred tax assets.

13.  FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTORS

     In January 1999, the Company issued $330 million of 8 5/8% Senior Subordinated Notes due 2009 to qualified institutional buyers under the provisions of Rule 144A of the Securities Act of 1933. These Notes were subsequently registered in December 2000. In January 2002, the Company issued an additional $70 million of Senior Subordinated Notes and a Form S-4 registration has been filed to register the notes.

     The Notes are general obligations of The Scotts Company and are guaranteed by all of the existing wholly-owned, domestic subsidiaries and all future wholly-owned, significant (as defined in Regulation S-X of the Securities and Exchange Commission) domestic subsidiaries of The Scotts Company. These subsidiary guarantors jointly and severally guarantee The Scotts Company's obligations under the Notes. The guarantees represent full and unconditional general obligations of each subsidiary that are subordinated in right of payment to all existing and future senior debt of that subsidiary but are senior in right of payment to any future junior subordinated debt of that subsidiary.

     The following unaudited information presents consolidating Statements of Operations for the three and nine-month periods ended June 29, 2002 and June 30, 2001 and consolidating Statements of Cash Flows and Balance Sheets for the nine month periods ended June 29, 2002 and June 30, 2001. Separate unaudited financial statements of the individual guarantor subsidiaries have not been provided because management does not believe they would be meaningful to investors.

                               THE SCOTTS COMPANY

                            STATEMENT OF OPERATIONS
                    FOR THE THREE MONTHS ENDED JUNE 29, 2002

                                                     SUBSIDIARY       NON-
                                            PARENT   GUARANTORS    GUARANTORS     ELIMINATIONS   CONSOLIDATED
                                            ------   ----------   -------------   ------------   ------------
                                                                  (IN MILLIONS)
                                                                   (UNAUDITED)
Net sales.................................  $ 48.9     $494.7         $148.6         $              $692.2
Cost of sales.............................   (56.7)     391.6           86.3                         421.2
Restructuring and other charges...........     0.4                                                     0.4
                                            ------     ------         ------         ------         ------
Gross profit..............................   105.2      103.1           62.3                         270.6
Gross commission earned from marketing
  agreement...............................    21.7                       0.7                          22.4
Costs associated with marketing
  agreement...............................     5.8                                                     5.8
                                            ------     ------         ------         ------         ------
  Net commission earned from marketing
     agreement............................    15.9         --            0.7                          16.6
Operating expenses:
  Advertising.............................    16.4        5.7            8.5                          30.6
  Selling, general and administrative.....    52.8        5.3           28.3                          86.4
  Restructuring and other charges.........     0.2                       0.4                           0.6
  Amortization of intangible assets.......     0.1       (1.1)           1.2                           0.2
Equity (income) loss in subsidiaries......   (72.2)                                    72.2             --
Intercompany allocations..................    (4.7)       0.4            4.3                            --
Other income, net.........................    (0.4)      (0.6)          (4.1)                         (5.1)
                                            ------     ------         ------         ------         ------
Income (loss) from operations.............   128.9       93.4           24.4          (72.2)         174.5
Interest (income) expense.................    18.3       (3.7)           4.1                          18.7
                                            ------     ------         ------         ------         ------
Income (loss) before income taxes.........   110.6       97.1           20.3          (72.2)         155.8
Income taxes..............................    14.8       37.4            7.8                          60.0
                                            ------     ------         ------         ------         ------
Income (loss) before cumulative effect of
  accounting change.......................    95.8       59.7           12.5          (72.2)          95.8
Cumulative effect of change in accounting
  for intangible assets, net of tax.......                                                              --
                                            ------     ------         ------         ------         ------
Net income (loss).........................  $ 95.8     $ 59.7         $ 12.5         $(72.2)        $ 95.8
                                            ======     ======         ======         ======         ======

                               THE SCOTTS COMPANY

                    FOR THE NINE MONTHS ENDED JUNE 29, 2002

                                                 SUBSIDIARY       NON-
                                        PARENT   GUARANTORS    GUARANTORS     ELIMINATIONS   CONSOLIDATED
                                        ------   ----------   -------------   ------------   ------------
                                                              (IN MILLIONS)
                                                               (UNAUDITED)
Net sales.............................  $540.0     $573.8         $343.5         $             $1,457.3
Cost of sales.........................   297.0      404.9          212.3                          914.2
Restructuring and other charges.......     1.4                       0.1                            1.5
                                        ------     ------         ------         ------        --------
Gross profit..........................   241.6      168.9          131.1                          541.6
Gross commission earned from marketing
  agreement...........................    29.1                       1.7                           30.8
Costs associated with marketing
  agreement...........................    17.5                                                     17.5
                                        ------     ------         ------         ------        --------
     Net commission earned from
       marketing agreement............    11.6         --            1.7                           13.3
Operating expenses:
  Advertising.........................    38.8       10.4           19.4                           68.6
  Selling, general and
     administrative...................   147.2       13.8           84.9                          245.9
  Restructuring and other charges.....     1.3        0.1            0.4                            1.8
  Amortization of intangible assets...     0.3        0.2            3.3                            3.8
Equity (income) loss in
  subsidiaries........................   (66.2)                                    66.2              --
Intercompany allocations..............   (17.9)       9.7            8.2                             --
Other income, net.....................    (0.6)      (2.6)          (5.7)                          (8.9)
                                        ------     ------         ------         ------        --------
Income (loss) from operations.........   150.3      137.3           22.3          (66.2)          243.7
Interest (income) expense.............    55.2      (10.8)          14.4                           58.8
                                        ------     ------         ------         ------        --------
Income (loss) before income taxes.....    95.1      148.1            7.9          (66.2)          184.9
Income taxes..........................    11.2       57.0            3.0                           71.2
                                        ------     ------         ------         ------        --------
Income (loss) before cumulative effect
  of accounting change................    83.9       91.1            4.9          (66.2)          113.7
Cumulative effect of change in
  accounting for intangible assets,
  net of tax..........................    11.3       (3.3)         (26.5)                         (18.5)
                                        ------     ------         ------         ------        --------
Net income (loss).....................  $ 95.2     $ 87.8         $(21.6)        $(66.2)       $   95.2
                                        ======     ======         ======         ======        ========

                               THE SCOTTS COMPANY

                            STATEMENT OF CASH FLOWS
                    FOR THE NINE MONTHS ENDED JUNE 29, 2002

                                                 SUBSIDIARY       NON-
                                       PARENT    GUARANTORS    GUARANTORS     ELIMINATIONS   CONSOLIDATED
                                       -------   ----------   -------------   ------------   ------------
                                                              (IN MILLIONS)
                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)....................  $  95.2     $87.8          $(21.6)        $(66.2)        $95.2
Adjustments to reconcile net income
  (loss) to net to cash used in
  operating activities:
     Cumulative effect of change in
       accounting for intangible
       assets........................                3.3            26.5                         29.8
     Depreciation....................     13.2       7.2             5.6                         26.0
     Amortization....................      2.8       0.2             3.3                          6.3
     Deferred taxes..................    (10.8)                                                 (10.8)
     Equity (income) loss in
       subsidiaries..................    (66.2)                                    66.2            --
Net change in certain components of
  working capital....................     81.4     (69.0)          (25.5)                       (13.1)
Net changes in other assets and
  liabilities and other
  adjustments........................      1.6      26.3            (9.3)                        18.6
                                       -------     -----          ------         ------         -----
Net cash provided by (used in)
  operating activities...............    117.2      55.8           (21.0)            --         152.0
                                       -------     -----          ------         ------         -----
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in property, plant and
  equipment..........................    (17.9)    (12.1)           (3.9)                       (33.9)
Investment in acquired businesses,
  net of cash acquired...............                               (4.0)                        (4.0)
Payments on seller notes.............     (2.1)     (5.9)          (20.7)                       (28.7)
                                       -------     -----          ------         ------         -----
Net cash used in investing
  activities.........................    (20.0)    (18.0)          (28.6)            --         (66.6)
                                       -------     -----          ------         ------         -----
CASH FLOWS FROM FINANCING ACTIVITIES
Net (repayments) borrowings under
  revolving and bank lines of
  credit.............................     (3.7)                    (92.0)                       (95.7)
Gross borrowings under term loans....                                                              --
Gross repayments under term loans....     (0.5)                    (22.8)                       (23.3)
Issuance of 8 5/8% senior
  subordinated notes.................     70.2                                                   70.2
Cash received from the exercise of
  stock options......................     19.0                                                   19.0
Intracompany financing...............   (131.1)    (38.7)          169.8                           --
                                       -------     -----          ------         ------         -----
Net cash (used in) provided by
  financing activities...............    (46.1)    (38.7)           55.0             --         (29.8)
                                       -------     -----          ------         ------         -----
Effect of exchange rate changes on
  cash...............................                                2.1                          2.1
                                       -------     -----          ------         ------         -----
Net increase (decrease) in cash......     51.1      (0.9)            7.5             --          57.7
Cash and cash equivalents, beginning
  of period..........................      3.4       0.6            14.7             --          18.7
                                       -------     -----          ------         ------         -----
Cash and cash equivalents, end of
  period.............................  $  54.5     $(0.3)         $ 22.2         $   --         $76.4
                                       =======     =====          ======         ======         =====

                               THE SCOTTS COMPANY

                                 BALANCE SHEET
                              AS OF JUNE 29, 2002

                                                 SUBSIDIARY       NON-
                                       PARENT    GUARANTORS    GUARANTORS     ELIMINATIONS   CONSOLIDATED
                                      --------   ----------   -------------   ------------   ------------
                                                              (IN MILLIONS)
                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........  $   54.5     $ (0.3)        $ 22.2       $               $   76.4
  Accounts receivable, net..........     148.8      127.4          158.9                          435.1
  Inventories, net..................     175.4       46.8           79.7                          301.9
  Current deferred tax asset........      52.2        0.5           (0.6)                          52.1
  Prepaid and other assets..........      20.4        2.3           22.5                           45.2
                                      --------     ------         ------       ---------       --------
     Total current assets...........     451.3      176.7          282.7                          910.7
Property, plant and equipment,
net.................................     201.4       77.1           38.6                          317.1
Goodwill and intangible assets,
net.................................      30.0      473.0          262.3                          765.3
Other assets........................      60.0        2.5           14.5                           77.0
Investment in affiliates............     964.2                                    (964.2)            --
Intercompany assets.................        --      231.5                         (231.5)            --
                                      --------     ------         ------       ---------       --------
     Total assets...................  $1,706.9     $960.8         $598.1       $(1,195.7)      $2,070.1
                                      ========     ======         ======       =========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of debt...........  $   39.6     $  1.3         $ 27.9       $               $   68.8
  Accounts payable..................      78.4       25.4           93.6                          197.4
  Accrued liabilities...............     131.2       22.8           77.5                          231.5
  Accrued taxes.....................      84.5        2.4            4.9                           91.8
                                      --------     ------         ------       ---------       --------
     Total current liabilities......     333.7       51.9          203.9                          589.5
Long-term debt......................     624.7        5.4          137.1                          767.2
Other liabilities...................      50.3        2.0           39.3                           91.6
Intercompany liabilities............      52.3                     179.2          (231.5)            --
                                      --------     ------         ------       ---------       --------
     Total liabilities..............   1,061.0       59.3          559.5          (231.5)       1,448.3
                                      --------     ------         ------       ---------       --------
Commitments and contingencies
Shareholders' equity:
  Investment from parent............                486.8           61.6          (548.4)            --
  Preferred shares, no par value....                                                                 --
  Common shares, no par value per
     share, $.01 stated value per
     share; 31.3 shares issued......       0.3                                                      0.3
  Capital in excess of par value....     402.0                                                    402.0
  Retained earnings.................     307.5      417.1           (1.3)         (415.8)         307.5
  Treasury stock, 1.7 shares at
     cost...........................     (54.6)                                                   (54.6)
  Accumulated other comprehensive
     expense........................      (9.3)      (2.4)         (21.7)                         (33.4)
                                      --------     ------         ------       ---------       --------
Total shareholders' equity..........     645.9      901.5           38.6          (964.2)         621.8
                                      --------     ------         ------       ---------       --------
Total liabilities and shareholders'
  equity............................  $1,706.9     $960.8         $598.1       $(1,195.7)      $2,070.1
                                      ========     ======         ======       =========       ========

                               THE SCOTTS COMPANY

                            STATEMENT OF OPERATIONS
                    FOR THE THREE MONTHS ENDED JUNE 30, 2001

                                                 SUBSIDIARY       NON-
                                        PARENT   GUARANTORS    GUARANTORS     ELIMINATIONS   CONSOLIDATED
                                        ------   ----------   -------------   ------------   ------------
                                                              (IN MILLIONS)
                                                               (UNAUDITED)
Net sales.............................  $241.1     $234.8         $122.7                        $598.6
Cost of sales.........................   183.7      122.6           73.1                         379.4
Restructuring and other charges.......     0.9                                                     0.9
                                        ------     ------         ------         ------         ------
Gross profit..........................    56.5      112.2           49.6             --          218.3
Gross commission earned from marketing
  agreement...........................    19.9                       0.8                          20.7
Costs associated with marketing
  agreement...........................     4.6                                                     4.6
                                        ------     ------         ------         ------         ------
  Net commission earned from marketing
     agreement........................    15.3         --            0.8             --           16.1
Operating expenses:
  Advertising.........................    11.5       11.5            8.0                          31.0
  Selling, general and
     administrative...................    44.3       10.7           29.4                          84.4
  Restructuring and other charges.....    15.1                                                    15.1
  Amortization of goodwill and other
     intangibles......................     2.7        1.7            2.5                           6.9
Equity (income) loss in
  subsidiaries........................   (51.1)                                    51.1             --
Intercompany allocations..............   (12.6)       9.4            3.2                            --
Other expense (income), net...........    (4.7)      (1.8)           0.4                          (6.1)
                                        ------     ------         ------         ------         ------
Income (loss) from operations.........    66.6       80.7            6.9          (51.1)         103.1
Interest (income) expense.............    19.6       (3.8)           6.5                          22.3
                                        ------     ------         ------         ------         ------
Income (loss) before income taxes.....    47.0       84.5            0.4          (51.1)          80.8
Income taxes..........................     1.6       33.7            0.1                          35.4
                                        ------     ------         ------         ------         ------
Income (loss) before cumulative effect
  of accounting change................    45.4       50.8            0.3          (51.1)          45.4
Cumulative effect of change in
  accounting for intangible assets,
  net of tax..........................                                                              --
                                        ------     ------         ------         ------         ------
Net income (loss).....................  $ 45.4     $ 50.8         $  0.3         $(51.1)        $ 45.4
                                        ======     ======         ======         ======         ======

                               THE SCOTTS COMPANY

                    FOR THE NINE MONTHS ENDED JUNE 30, 2001

                                                 SUBSIDIARY       NON-
                                        PARENT   GUARANTORS    GUARANTORS     ELIMINATIONS   CONSOLIDATED
                                        ------   ----------   -------------   ------------   ------------
                                                              (IN MILLIONS)
                                                               (UNAUDITED)
Net sales.............................  $660.8     $469.1         $329.2                       $1,459.1
Cost of sales.........................   447.9      268.8          199.9                          916.6
Restructuring and other charges.......     0.9                                                      0.9
                                        ------     ------         ------         ------        --------
Gross profit..........................   212.0      200.3          129.3             --           541.6
Gross commission earned from marketing
  agreement...........................    34.4                       2.8                           37.2
Costs associated with marketing
  agreement...........................    13.8                                                     13.8
                                        ------     ------         ------         ------        --------
  Net commission earned from marketing
     agreement........................    20.6         --            2.8             --            23.4
Operating expenses:
  Advertising.........................    36.8       21.8           18.6                           77.2
  Selling, general and
     administrative...................   137.9       29.5           85.9                          253.3
  Restructuring and other charges.....    15.1                                                     15.1
  Amortization of goodwill and other
     intangibles......................     8.7        5.0            7.4                           21.1
Equity (income) loss in
  subsidiaries........................   (71.7)                                    71.7              --
Intercompany allocations..............   (37.5)      30.0            7.5                             --
Other expense (income), net...........    (7.2)      (1.8)           0.4                           (8.6)
                                        ------     ------         ------         ------        --------
Income (loss) from operations.........   150.5      115.8           12.3          (71.7)          206.9
Interest (income) expense.............    62.2      (11.2)          18.7                           69.7
                                        ------     ------         ------         ------        --------
Income (loss) before income taxes.....    88.3      127.0           (6.4)         (71.7)          137.2
Income taxes..........................     9.4       51.5           (2.6)                          58.3
                                        ------     ------         ------         ------        --------
Income (loss) before cumulative effect
  of accounting change................    78.9       75.5           (3.8)         (71.7)           78.9
Cumulative effect of change in
  accounting for intangible assets,
  net of tax..........................                                                               --
                                        ------     ------         ------         ------        --------
Net income (loss).....................  $ 78.9     $ 75.5         $ (3.8)        $(71.7)       $   78.9
                                        ======     ======         ======         ======        ========

                               THE SCOTTS COMPANY

                            STATEMENT OF CASH FLOWS
                 FOR THE NINE MONTH PERIOD ENDED JUNE 30, 2001

                                                  SUBSIDIARY      NON-
                                        PARENT    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                        -------   ----------   ----------   ------------   ------------
                                                                 (IN MILLIONS)
                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss).....................  $  78.9     $ 75.5       $ (3.8)       $(71.7)       $  78.9
Adjustments to reconcile net income
  (loss) to net cash used in operating
  activities:
     Cumulative effect of change in
       accounting for intangible
       assets.........................                                                            --
     Restructuring and other
       charges........................      9.4                                                  9.4
     Depreciation.....................      4.7       14.4          5.3                         24.4
     Amortization.....................     11.2        4.9          7.4                         23.5
     Deferred taxes...................      2.4                                                  2.4
     Equity (income) loss in
       subsidiaries...................    (71.7)                                 71.7             --
     Net change in certain components
       of working capital.............     25.1      (60.5)       (27.2)                       (62.6)
     Net changes in other assets and
       liabilities and other
       adjustments....................      7.9      (26.0)         7.6                        (10.5)
                                        -------     ------       ------        ------        -------
Net cash provided by (used in)
  operating activities................     67.9        8.3        (10.7)           --           65.5
                                        -------     ------       ------        ------        -------
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in property, plant and
  equipment...........................    (25.7)      (6.0)        (4.5)                       (36.2)
Investments in acquired businesses,
  net of cash acquired................     (0.3)       2.2        (11.9)                       (10.0)
Payments on seller notes..............                (1.1)       (23.4)                       (24.5)
                                        -------     ------       ------        ------        -------
Net cash used in investing
  activities..........................    (26.0)      (4.9)       (39.8)           --          (70.7)
                                        -------     ------       ------        ------        -------
CASH FLOWS FROM FINANCING ACTIVITIES
Net (repayments) borrowings under
  revolving and bank lines of
  credit..............................                             82.2                         82.2
Gross borrowings under term loans.....    260.0                                                260.0
Gross repayments under term loans.....   (258.5)                  (51.3)                      (309.8)
Cash received from exercise of stock
  options.............................     13.3                                                 13.3
Intercompany financing................    (18.0)      (3.3)        21.3                           --
                                        -------     ------       ------        ------        -------
Net cash (used in) provided by
  financing activities................     (3.2)      (3.3)        52.2                         45.7
                                        -------     ------       ------        ------        -------
Effect of exchange rate changes on
  cash................................                             (0.4)                        (0.4)
                                        -------     ------       ------        ------        -------
Net increase in cash..................     38.7        0.1          1.3            --           40.1
Cash and cash equivalents, beginning
  of period...........................     16.0       (0.6)        17.6            --           33.0
                                        -------     ------       ------        ------        -------
Cash and cash equivalents, end of
  period..............................  $  54.7     $ (0.5)      $ 18.9            --        $  73.1
                                        =======     ======       ======        ======        =======

                               THE SCOTTS COMPANY

                                 BALANCE SHEET
                              AS OF JUNE 30, 2001

                                                  SUBSIDIARY      NON-
                                        PARENT    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                       --------   ----------   ----------   ------------   ------------
                                                                (IN MILLIONS)
                                                                 (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..........  $   54.7     $ (0.5)      $ 18.9      $               $   73.1
  Accounts receivable, net...........     134.8       84.2        139.1                         358.1
  Inventories, net...................     232.8       49.4         76.8                         359.0
  Current deferred tax asset.........      28.1        0.5         (1.1)                         27.5
  Prepaid and other assets...........      41.0        1.2         17.8                          60.0
                                       --------     ------       ------      ---------       --------
     Total current assets............     491.4      134.8        251.5             --          877.7
Property, plant and equipment, net...     180.8       74.4         36.7                         291.9
Goodwill and other intangible assets,
  net................................     269.3      228.8        264.0                         762.1
Other assets.........................      74.6                    (2.4)                         72.2
Investment in affiliates.............   1,005.8                               (1,005.8)            --
Intercompany assets..................                541.7                      (541.7)            --
                                       --------     ------       ------      ---------       --------
     Total assets....................  $2,021.9     $979.7       $549.8      $(1,547.5)      $2,003.9
                                       ========     ======       ======      =========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of debt............  $   32.4     $  0.4       $ 28.0      $               $   60.8
  Accounts payable...................     117.4       39.0         77.4                         233.8
  Accrued liabilities................     128.2       24.6         47.4                         200.2
  Accrued taxes......................      44.3        2.2          4.2                          50.7
                                       --------     ------       ------      ---------       --------
     Total current liabilities.......     322.3       66.2        157.0             --          545.5
Long-term debt.......................     564.0                   271.9                         835.9
Other liabilities....................      39.9                    16.0                          55.9
Intercompany liabilities.............     527.1                    14.6         (541.7)            --
                                       --------     ------       ------      ---------       --------
     Total liabilities...............   1,453.3       66.2        459.5         (541.7)       1,437.3
                                       --------     ------       ------      ---------       --------
Commitments and contingencies
Shareholders' equity:
  Investment from parent.............                589.2         54.7         (643.9)            --
  Preferred shares, no par value.....                                                              --
  Common shares, no par value per
     share, $.01 stated value per
     share; 31.3 shares issued.......       0.3                                                   0.3
  Capital in excess of par value.....     386.3                                                 386.3
  Retained earnings..................     275.7      327.2         34.7         (361.9)         275.7
  Treasury stock, 2.7 shares at
     cost............................     (72.2)                                                (72.2)
  Accumulated other comprehensive
     expense.........................     (21.5)      (2.9)         0.9                         (23.5)
                                       --------     ------       ------      ---------       --------
Total shareholders' equity...........     568.6      913.5         90.3       (1,005.8)         566.6
                                       --------     ------       ------      ---------       --------
Total liabilities and shareholders'
  equity.............................  $2,021.9     $979.7       $549.8      $(1,547.5)      $2,003.9
                                       ========     ======       ======      =========       ========

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

PROSPECTUS

                                 [SCOTTS LOGO]

                                  $350,000,000
                               THE SCOTTS COMPANY
                       DEBT SECURITIES, PREFERRED SHARES,
                         COMMON SHARES, WARRANTS, STOCK
                  PURCHASE CONTRACTS AND STOCK PURCHASE UNITS
                               ------------------

                            1,600,000 COMMON SHARES
                               ------------------

     We may from time to time issue

     - debt securities;

     - preferred shares;

     - common shares;

     - warrants to purchase debt securities, preferred shares or common shares;

     - stock purchase contracts; or

     - stock purchase units

having an aggregate offering price of up to $350,000,000 (or the equivalent in foreign denominated currency or units based on or related to currencies). The debt securities may be either senior debt securities or subordinated debt securities.

     In addition to the common shares that we may offer from time to time, up to 1,600,000 common shares may be sold by certain of our shareholders who are set forth in this prospectus under the section entitled "Selling Shareholders." Our common shares are listed on the New York Stock Exchange under the symbol "SMG."

     We will provide specific terms of these securities in supplements to this prospectus. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, any prospectus supplement and the additional information described under "Where You Can Find More Information" carefully before you invest in our securities.

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3 AND ANY PROSPECTUS SUPPLEMENT BEFORE YOU INVEST IN ANY OF OUR SECURITIES.

                               ------------------

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               ------------------

               The date of this prospectus is September 3, 2002.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Forward-Looking Statements..................................      i
Summary.....................................................      1
Risk Factors................................................      3
The Scotts Company..........................................      7
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Share Dividends...............      8
Use of Proceeds.............................................      8
Dividend Policy.............................................      8
Description of Debt Securities..............................      8
Description of Capital Stock................................     16
Description of Warrants.....................................     17
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................     18
Selling Shareholders........................................     20
Plan of Distribution........................................     21
Legal Matters...............................................     22
Experts.....................................................     22
Incorporation by Reference..................................     22
Where You Can Find More Information.........................     23

                             ---------------------

     Unless the context requires otherwise, the terms "Scotts," "we," "us," and "our" refer to The Scotts Company, an Ohio corporation. Our principal executive offices are located at 14111 Scottslawn Road, Marysville, Ohio 43041, and our telephone number at that address is (937) 644-0011. Our website address is http://www.scotts.com. The information on our website is not part of this prospectus or any prospectus supplement.

     Roundup(R) is a registered trademark of Monsanto Technology LLC (an affiliate of Monsanto Company, now known as Pharmacia Corporation). Unless otherwise indicated, all other trademarks, service marks or brand names appearing in this prospectus or any prospectus supplement are the property of Scotts.

     You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor the selling shareholders have authorized anyone to provide you with different information. Neither we nor the selling shareholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes, and incorporates by reference, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, in particular, the statements about our plans, strategies and prospects. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from the forward-looking statements we make in, or incorporate by reference into, this prospectus include those discussed under the caption "Risk Factors" in this prospectus and in any prospectus supplement and elsewhere in this prospectus or in any prospectus supplement or the documents incorporated by reference herein. All forward-looking statements are expressly qualified in their entirety by those cautionary statements.

                                    SUMMARY

     The following summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and other terms of the securities being offered. Any prospectus supplement may also add, update or change information contained in this prospectus. To understand the terms of our securities, you should carefully read this document with the applicable prospectus supplement. Together these documents will give the specific terms of the securities we are offering. You should also read the documents we have incorporated by reference in this prospectus and in any prospectus supplement.

THE SECURITIES WE MAY OFFER

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may offer from time to time up to an aggregate of $350,000,000 of any of the following securities:

     - debt securities;

     - preferred shares;

     - common shares;

     - warrants;

     - stock purchase contracts; and

     - stock purchase units.

     In addition, certain selling shareholders may offer and sell from time to time up to an aggregate of 1,600,000 common shares owned by them and covered by the registration statement of which this prospectus is a part.

  DEBT SECURITIES

     We may offer unsecured general obligations, which may be either senior or subordinated, and may be convertible into common shares or preferred shares. In this prospectus, we refer to our senior debt securities and subordinated debt securities together as our "debt securities." The senior debt securities will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated debt securities will be entitled to payment only after payment of our senior debt, including amounts under current or future senior credit facilities.

     Our debt securities will be issued under one of two indentures between us and a trustee. We have summarized general features of our debt securities under the section entitled "Description of Debt Securities" contained in this prospectus. We encourage you to read the indentures, the form of each of which is an exhibit to the registration statement of which this prospectus is a part.

  PREFERRED SHARES

     We may issue preferred shares, without par value, in one or more series. Subject to the terms of our governing documents and applicable Ohio law, our board of directors will determine the dividend, voting, conversion and other rights and preferences of the series of preferred shares being offered.

  COMMON SHARES

     We may issue common shares, without par value. Holders of common shares are entitled to receive dividends when declared by our board of directors, subject to the rights of holders of our preferred shares. Each holder of common shares is entitled to one vote per share. The holders of common shares have no preemptive or cumulative voting rights.

     In addition to the common shares that we may offer, certain selling shareholders may offer and sell from time to time up to an aggregate of 1,600,000 common shares under the registration statement of which this prospectus is part.

  WARRANTS

     We may issue warrants for the purchase of debt securities, preferred shares or common shares either independently or together with other securities. Each warrant will entitle the holder to purchase the principal amount of our debt securities, or the number of preferred shares or common shares, at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement.

  STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

     We may issue stock purchase contracts representing contracts obligating holders to purchase from us and obligating us to sell to the holders a specified number of common shares or preferred shares at a future date or dates. The price per share of common shares or preferred shares may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts.

     The stock purchase contracts may be issued separately or as a part of units, often referred to as stock purchase units, consisting of a stock purchase contract and either of the following:

     - debt securities of our company; or

     - debt obligations of third parties, including U.S. Treasury securities,

securing the holder's obligations to purchase our common shares or preferred shares under the stock purchase contracts.

                                  RISK FACTORS

     Investing in our securities involves risks, including the risks described in this prospectus, in any prospectus supplement and in the other documents that are incorporated herein by reference. You should carefully consider the risks factors together with all of the other information and data included in this prospectus, any prospectus supplement and the documents that are incorporated by reference before you decide to acquire any securities.

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS.

     We have a significant amount of debt. Our substantial indebtedness could have important consequences for you. For example, it could:

     - make it more difficult for us to satisfy our obligations under our outstanding indebtedness and otherwise;

     - increase our vulnerability to general adverse economic and industry conditions;

     - require us to dedicate a substantial portion of cash flows from operations to payments on our indebtedness, which would reduce the cash flows available to fund working capital, capital expenditures, research and development efforts and other general corporate requirements;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     - place us at a competitive disadvantage compared to our competitors that have less debt;

     - limit our ability to borrow additional funds; and

     - expose us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

     Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

     We cannot assure you that our business will generate sufficient cash flow from operations or that currently anticipated cost savings and operating improvements will be realized on schedule or at all. We also cannot assure you that future borrowings will be available to us under our credit facility in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

ADVERSE WEATHER CONDITIONS COULD ADVERSELY IMPACT FINANCIAL RESULTS.

     Weather conditions in North America and Europe have a significant impact on the timing of sales in the spring selling season and overall annual sales. Periods of wet weather can slow fertilizer sales, while periods of dry, hot weather can decrease pesticide sales. In addition, an abnormally cold spring throughout North America and/or Europe could adversely affect both fertilizer and pesticide sales and therefore our financial results.

OUR HISTORICAL SEASONALITY COULD IMPAIR OUR ABILITY TO PAY OBLIGATIONS AS THEY COME DUE IN ADDITION TO OUR OPERATING EXPENSES.

     Because our products are used primarily in the spring and summer, our business is highly seasonal. For the past two fiscal years, more than 75% of our net sales have occurred in the second and third fiscal quarters combined. Our working capital needs and our borrowings peak near the middle of our second fiscal quarter because we are generating fewer revenues while incurring expenditures in preparation for the spring selling season. If cash on hand is insufficient to pay our obligations as they come due, including interest payments on our indebtedness, or our operating expenses, at a time when we are unable to draw on our credit facility, this seasonality could have a material adverse effect on our ability to conduct our business. Adverse weather conditions could heighten this risk.

PUBLIC PERCEPTIONS THAT THE PRODUCTS WE PRODUCE AND MARKET ARE NOT SAFE COULD ADVERSELY AFFECT US.

     We manufacture and market a number of complex chemical products, such as fertilizers, growing media, herbicides and pesticides, bearing one of our brands. On occasion, customers and some current or former employees have alleged that some products have failed to perform up to expectations or have caused damage or injury to individuals or property. Public perception that our products are not safe, whether justified or not, could impair our reputation, damage our brand names and materially adversely affect our business.

BECAUSE OF THE CONCENTRATION OF OUR SALES TO A SMALL NUMBER OF RETAIL CUSTOMERS, THE LOSS OF ONE OR MORE OF OUR TOP CUSTOMERS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

     Our top 10 North American retail customers together accounted for more than 70% of our total net sales and 35% of our total outstanding accounts receivable for the past couple of fiscal years. Our top four customers, Home Depot, Wal*Mart, Lowe's and Kmart, hold significant positions in the retail lawn and garden market. The loss of, or reduction in orders from, Home Depot, Wal*Mart, Lowe's, Kmart or any other significant customer could have a material adverse effect on our business and our financial results, as could customer disputes regarding shipments, fees, merchandise condition or related matters. Our inability to collect accounts receivable from any of these customers could also have a material adverse effect.

     We do not have long-term sales agreements or other contractual assurances as to future sales to any of our major retail customers. In addition, continued consolidation in the retail industry has resulted in an increasingly concentrated retail base. To the extent such concentration continues to occur, our net sales and operating income may be increasingly sensitive to a deterioration in the financial condition of, or other adverse developments involving our relationship with, one or more customers. As a result of consolidation in the retail industry, our customers are able to exert increasing pressure on us with respect to pricing and payment terms.

     Kmart, one of our top customers, filed for bankruptcy relief under Chapter 11 of the bankruptcy code on January 22, 2002. Following such filing, we recommenced shipping products to Kmart, and we intend to continue shipping products to Kmart for the foreseeable future. If Kmart does not successfully emerge from its bankruptcy reorganization, our business could be adversely affected.

IF MONSANTO WERE TO TERMINATE THE MARKETING AGREEMENT FOR CONSUMER ROUNDUP(R) PRODUCTS WITHOUT BEING REQUIRED TO PAY ANY TERMINATION FEE, WE WOULD LOSE A SUBSTANTIAL SOURCE OF FUTURE EARNINGS.

     If we were to commit a serious default under the marketing agreement with Monsanto for consumer Roundup(R) products, Monsanto may have the right to terminate the agreement. If Monsanto were to terminate the marketing agreement rightfully, we would not be entitled to any termination fee, and we would lose all, or a significant portion, of the significant source of earnings we believe the marketing agreement provides. Monsanto may also be able to terminate the marketing agreement within a given region, including North America, without paying us a termination fee if sales to consumers in that region decline:

     - over a cumulative three fiscal year period; or

     - by more than 5% for each of two consecutive fiscal years.

THE EXPIRATION OF PATENTS RELATING TO ROUNDUP(R) AND THE SCOTTS TURF BUILDER(R) LINE OF PRODUCTS COULD SUBSTANTIALLY INCREASE OUR COMPETITION IN THE UNITED STATES.

     Glyphosate, the active ingredient in Roundup(R), was subject to a patent in the United States that expired in September 2000. We cannot predict the success of Roundup(R) now that glyphosate is no longer patented. Substantial new competition in the United States could adversely affect us. Glyphosate is no longer subject to patent in Europe and is not subject to patent in Canada. While sales of Roundup(R) in such countries have continued to increase despite the lack of patent protection, sales in the United States may decline as a result of increased competition. Any such decline in sales would adversely affect our financial results through the reduction of commissions as calculated under the Roundup(R) marketing agreement. We are aware that Spectrum Brands produced glyphosate one-gallon products for Home Depot and Lowe's to be sold under the Real-Kill(R) and No-Pest(R) brand names, respectively, in fiscal year 2001. Additional competitive products have been introduced in fiscal year 2002. It is too early to determine whether these product introductions will have a material adverse effect on our sales of Roundup(R).

     Our methylene-urea product composition patent, which covered Scotts Turf Builder(R), Scotts Turf Builder(R) Plus 2(R) with Weed Control and Scotts Turf Builder(R) with Halts(R) Crabgrass Preventer, expired in July 2001. This could also result in increased competition. Any decline in sales of Turf Builder(R) products after the expiration of the methylene-urea product composition patent could adversely affect our financial results.

THE HAGEDORN PARTNERSHIP L.P. BENEFICIALLY OWNS APPROXIMATELY 40% OF OUR OUTSTANDING COMMON SHARES ON A FULLY DILUTED BASIS.

     The Hagedorn Partnership L.P. beneficially owns approximately 40% of our outstanding common shares on a fully diluted basis and has sufficient voting power to significantly influence the election of directors and the approval of other actions requiring the approval of our shareholders.

COMPLIANCE WITH ENVIRONMENTAL AND OTHER PUBLIC HEALTH REGULATIONS COULD INCREASE OUR COST OF DOING BUSINESS.

     Local, state, federal and foreign laws and regulations relating to environmental matters affect us in several ways. In the United States, all products containing pesticides must be registered with the United States Environmental Protection Agency ("U.S. EPA") and, in many cases, similar state agencies before they can be sold. The inability to obtain or the cancellation of any registration could have an adverse effect on our business. The severity of the effect would depend on which products were involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute chemicals. We may not always be able to avoid or minimize these risks.

     The Food Quality Protection Act, enacted by the U.S. Congress in August 1996, establishes a standard for food-use pesticides: that a reasonable certainty of no harm will result from the cumulative effect of pesticide exposures. Under this act, the U.S. EPA is evaluating the cumulative risks from dietary and non-dietary exposures to pesticides. The pesticides in our products, certain of which may be used on crops processed into various food products, continue to be evaluated by the U.S. EPA as part of this exposure risk assessment. It is possible that the U.S. EPA or a third party active ingredient registrant may decide that a pesticide we use in our products will be limited or made unavailable to us. For example, in June 2000, DowAgroSciences, an active ingredient registrant, voluntarily agreed to a gradual phase-out of residential uses of chlorpyrifos, an active ingredient used in our lawn and garden products. In December 2000, the U.S. EPA reached agreement with various parties, including manufacturers of the active ingredient diazinon, regarding a phased withdrawal from retailers by December 2004 of residential uses of products containing diazinon, used also in our lawn and garden products. We cannot predict the outcome or the severity of the effect of the U.S. EPA's continuing evaluations of active ingredients used in our products.

     The use of certain pesticide and fertilizer products is regulated by various local, state, federal and foreign environmental and public health agencies. Regulations regarding the use of some pesticide and fertilizer products may include requirements that only certified or professional users apply the product, that the products be used only in specified locations or that certain ingredients not be used. Users may be required to post notices on properties to which products have been or will be applied and may be required to notify individuals in the vicinity that products will be applied in the future. Even if we are able to comply with all such regulations and obtain all necessary registrations, we cannot assure you that our products, particularly pesticide products, will not cause injury to the environment or to people under all circumstances. The costs of compliance, remediation or products liability have adversely affected operating results in the past and could materially affect future quarterly or annual operating results.

     The harvesting of peat for our growing media business has come under increasing regulatory and environmental scrutiny. In the United States, state regulations frequently require us to limit our harvesting and to restore the property to an agreed-upon condition. In some locations, we have been required to create water retention ponds to control the sediment content of discharged water. In the United Kingdom, our peat extraction efforts are also the subject of legislation.

     In addition to the regulations already described, local, state, federal and foreign agencies regulate the disposal, handling and storage of waste, air and water discharges from our facilities. In June 1997, the Ohio Environmental Protection Agency ("Ohio EPA") initiated an enforcement action against us with respect to alleged surface water violations and inadequate treatment capabilities at our Marysville facility and is seeking corrective action under the Resource Conservation Recovery Act. We have met with the Ohio EPA and the Ohio Attorney General's office to negotiate an amicable resolution of these issues. On December 3, 2001, an agreed judicial Consent Order was submitted to the Union County Common Pleas Court and was entered by the court on January 25, 2002.

     For the nine months ended June 29, 2002, we made approximately $1.9 million in environmental expenditures, compared with approximately $0.6 million in environmental capital expenditures and $2.1 million in other environmental expenses for the entire fiscal year 2001. Management anticipates that environmental capital expenditures and other environmental expenses for the remainder of fiscal year 2002 will not differ significantly from those incurred in fiscal year 2001. The adequacy of these anticipated future expenditures is based on our operating in substantial compliance with applicable environmental and public health laws and regulations and several significant assumptions:

     - that we have identified all of the significant sites that must be remediated;

     - that there are no significant conditions of potential contamination that are unknown to us; and

     - that with respect to the agreed judicial Consent Order in Ohio, that potentially contaminated soil can be remediated in place rather than having to be removed and only specific stream segments will require remediation as opposed to the entire stream.

     If there is a significant change in the facts and circumstances surrounding these assumptions or if we are found not to be in substantial compliance with applicable environmental and public health laws and regulations, it could have a material impact on future environmental capital expenditures and other environmental expenses and our results of operations, financial position and cash flows.

OUR SIGNIFICANT INTERNATIONAL OPERATIONS MAKE US SUSCEPTIBLE TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES AND TO THE COSTS OF INTERNATIONAL REGULATION.

     We currently operate manufacturing, sales and service facilities outside of North America, particularly in the United Kingdom, Germany and France. Our international operations have increased with the acquisitions of Levington, Miracle Garden Care Limited, Ortho and Rhone-Poulenc Jardin and with the marketing agreement for consumer Roundup(R) products. In fiscal year 2001, international sales accounted for approximately 20% of our total sales. Accordingly, we are subject to risks associated with operations in foreign countries, including:

     - fluctuations in currency exchange rates;

     - limitations on the conversion of foreign currencies into U.S. dollars;

     - limitations on the remittance of dividends and other payments by foreign subsidiaries;

     - additional costs of compliance with local regulations; and

     - historically, higher rates of inflation than in the United States.

     In addition, our operations outside the United States are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations and potentially adverse tax consequences. The costs related to our international operations could adversely affect our operations and financial results in the future.

RESTRICTIVE COVENANTS MAY ADVERSELY AFFECT US.

     Our credit facility and the indenture governing our outstanding senior subordinated notes contain restrictive covenants that require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those tests. A breach of any of these covenants could result in a default under our credit facility and/or our outstanding senior subordinated notes. Upon the occurrence of an event of default under our credit facility and/or the senior subordinated notes, the lenders and/or noteholders could elect to declare all of our outstanding indebtedness to be immediately due and payable and terminate all commitments to extend further credit. We cannot be sure that our lenders or the noteholders would waive a default or that we could pay the indebtedness in full if it were accelerated.

                               THE SCOTTS COMPANY

     The Scotts Company, an Ohio corporation, traces its heritage back to a company founded by O.M. Scott in Marysville, Ohio in 1868. In the mid 1900's, we became widely known for the development of quality lawn fertilizers and grass seeds that led to the creation of a new industry -- consumer lawn care. Today, the Scotts(R) Turf Builder(R), Miracle-Gro(R), Ortho(R) and Roundup(R) brands make us the most widely recognized company in lawn care in the United States.

     In the 1990's, we significantly expanded our product offering by acquiring two additional leading brands in the U.S. home lawn and garden industry. In 1995, through a merger, we acquired the Miracle-Gro(R) brand, the industry leader in water-soluble garden plant foods. In fiscal 1999, we acquired the Ortho(R) brand and exclusive rights to market the consumer Roundup(R) brand, thereby adding industry-leading pesticides and herbicides to our portfolio. We are among the most widely recognized marketers and manufacturers of products for lawns, gardens and professional horticulture, and we are rapidly expanding into the lawn care service industry through our Scotts LawnService(R) business. We believe that our market leadership is driven by our leading brands, consumer-focused advertising, product performance and close relationships with major U.S. retailers in our categories.

     In 1997, our presence in Europe expanded with the acquisition of several established brands. We now have a strong presence in the consumer garden business in the United Kingdom, France and Germany, and expect to increase our share in these markets through consumer-focused marketing, a model we have successfully followed in the United States. We also have a presence in the remaining countries in Europe, Australia, the Far East, Latin America and South America.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
        EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

     The following table sets forth our consolidated ratio of earnings to fixed charges and of earnings to combined fixed charges and preferred share dividends for each of the periods shown:

                                                                                        NINE
                                                                                    MONTHS ENDED
                                                     YEAR ENDED SEPTEMBER 30,         JUNE 29,
                                                 --------------------------------   ------------
                                                 1997   1998   1999   2000   2001       2002
                                                 ----   ----   ----   ----   ----   ------------
Ratio of earnings to fixed charges.............  3.3x   2.6x   2.3x   2.1x   1.3x       3.7x
Ratio of earnings to combined fixed charges and
  preferred share dividends....................  2.1x   1.8x   2.0x   1.9x   1.3x       3.7x

     For the purposes of the table above, earnings include income before provision for income taxes and the cumulative effect of changes in accounting principles, adjusted for income or loss of equity investors and fixed charges, excluding capitalized interest. Fixed charges consist of interest on all indebtedness, amortization of debt issuance costs and discount or premium relating to any indebtedness, capitalized interest and a portion of rental charges considered to be representative of the interest component in the particular case. Preferred share dividends are the pre-tax equivalent, at our effective tax rate, of dividends earned on 195,000 shares of Class A Convertible Preferred Stock that were converted into common shares as of October 1, 1999.

                                USE OF PROCEEDS

     Unless otherwise stated in the applicable prospectus supplement, we intend to use all or a portion of the net proceeds from the sale of the securities offered by this prospectus and any accompanying prospectus supplement for general corporate purposes. General corporate purposes may include the repayment of outstanding indebtedness, the purchase of our common shares, capital expenditures, mergers, acquisitions and other strategic investments. We have not made specific allocations of the proceeds for such purposes at this time. The net proceeds may be invested temporarily or applied to repay short term or revolving debt until they are used for their stated purposes.

     We will not receive any of the proceeds from the sale of common shares by the selling shareholders, if any.

                                DIVIDEND POLICY

     We have not paid dividends on our common shares in the past and do not presently plan to pay dividends on our common shares. Other than dividends to be paid on outstanding preferred shares issued after the date of this prospectus, we presently anticipate that earnings will be retained and reinvested to support the growth of our business. The payment of any future dividends on our common shares or preferred shares will be determined by our board of directors in light of conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors.

                         DESCRIPTION OF DEBT SECURITIES

     The following description discusses the general terms and provisions of the debt securities that we may offer under this prospectus. The debt securities may be issued as senior debt securities or subordinated debt securities. The indebtedness represented by the senior debt securities will rank equally with all of our other unsecured and unsubordinated debt. The indebtedness represented by the subordinated debt securities will rank junior and be subordinate in right of payment to the prior payment in full of our senior debt, to the extent and in the manner set forth in the applicable prospectus supplement for the securities.

     The senior debt securities and the subordinated debt securities will be issued under separate indentures between us and one or more U.S. banking institutions (each, a "Trustee"). The Trustee for each series of our debt securities will be identified in the applicable prospectus supplement. We may refer to the indenture covering the senior debt securities as the "Senior Indenture" and the indenture covering the subordinated debt securities as the "Subordinated Indenture." Together the Senior Indenture and the Subordinated Indenture are called "Indentures."

     The forms of the Indentures are filed as exhibits to the registration statement of which this prospectus is a part. The Indentures are subject to and governed by the Trust Indenture Act of 1939, and may be supplemented or amended from time to time following their execution. We have not yet selected a Trustee for either of the Indentures, and we have not yet executed either Indenture. Prior to issuing any debt securities, we will be required to select a Trustee for the applicable Indenture or Indentures, to qualify the Trustee or Trustees under the Trust Indenture Act of 1939 and to execute the applicable Indenture or Indentures.

     The form of each Indenture gives us broad authority to set the particular terms of each series of debt securities, including the right to modify certain of the terms contained in the Indenture. The particular terms of a series of debt securities and the extent, if any, to which the particular terms of the issue modify the terms of the applicable form of Indenture will be described in the prospectus supplement relating to the debt securities.

     We have summarized selected provisions of the Indentures below. Because this section is a summary, it does not describe every aspect of the debt securities or the applicable Indenture. This summary is subject to, and qualified in its entirety by reference to, all the provisions of the applicable Indenture, including definitions of terms used in the applicable Indenture, which we urge you to read. Whenever we refer in this prospectus or in the prospectus supplement to defined terms of the Indentures, those defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in this summary have the meanings specified in the Indentures.

GENERAL

     The debt securities will be our direct, unsecured general obligations. The senior debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness. The subordinated debt securities will be subordinated in right of payment to the prior payment in full of our Senior Indebtedness (including any senior debt securities) as described under "-- Subordination" below and in the applicable prospectus supplement.

     The Indentures provide that we will be able to issue an unlimited aggregate principal amount of debt securities under each Indenture, in one or more series, and in any currency or currency units. We need not issue all debt securities of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series.

     Prior to the issuance of each series of debt securities, the terms of the particular securities will be specified in a supplemental indenture or a resolution of our board of directors or in one or more officer's certificates pursuant to a board resolution.

     A prospectus supplement will include the terms of any debt securities being offered. We refer you to the applicable prospectus supplement for a description of the following terms of the series of offered debt securities ("Offered Debt Securities"):

     - the title of the Offered Debt Securities;

     - whether the Offered Debt Securities are senior debt securities or subordinated debt securities;

     - the aggregate principal amount of the Offered Debt Securities;

     - the date or dates on which principal will be payable or how to determine the dates;

     - the rate or rates or method of determination of interest; the date from which interest will accrue; the dates on which interest will be payable and any record dates for the interest payable on the interest payment dates;

     - the place of payment on the Offered Debt Securities;

     - any obligation or option we have to redeem, purchase or repay the Offered Debt Securities, or any option of the registered holder to require us to redeem or repurchase Offered Debt Securities, and the terms and conditions upon which the Offered Debt Securities will be redeemed, purchased or repaid;

     - the currency or currencies, including composite currencies or currency units, in which payment of the principal of (or premium, if any) or interest, if any, on any of the Offered Debt Securities will be payable if other than the currency of the United States of America;

     - any index, formula or other method used to determine the amount of principal, premium, if any, or interest;

     - the terms and conditions upon which payment on the Offered Debt Securities may change;

     - whether the Offered Debt Securities are defeasible;

     - any addition to or change in the Events of Default;

     - any addition to or change in the covenants in the applicable Indenture;

     - the terms of any right to convert the Offered Debt Securities into other securities or other property; and

     - any other terms of the Offered Debt Securities not inconsistent with the provisions of the applicable Indenture.

     If the Offered Debt Securities are denominated in whole or in part in any currency other than U.S. dollars, if the principal of (and premium, if any) or interest, if any, on the Offered Debt Securities are to be payable in a currency or currencies other than that in which the debt securities are to be payable, or if any index is used to determine the amount of payments of principal of, premium, if any, or interest on any series of the debt securities, special U.S. federal income tax, accounting and other considerations applicable thereto will be described in the applicable prospectus supplement.

     If so provided in the applicable prospectus supplement, we may issue our debt securities at a discount below their principal amount and pay less than the entire principal amount of our debt securities upon declaration of acceleration of their maturity ("Original Issue Discount Securities"). The applicable prospectus supplement will describe all material U.S. federal income tax, accounting and other considerations applicable to the Original Issue Discount Securities.

     The general provisions of the Indentures do not contain any provisions that would limit our ability or the ability of our subsidiaries to incur indebtedness or that would afford holders of our debt securities protection in the event of a highly leveraged or similar transaction involving us or any of our subsidiaries. Please refer to the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions, if any, to the Events of Default described below that are applicable to the Offered Debt Securities or any covenants or other provisions providing event risk or similar protection.

PAYMENT

     Unless indicated differently in the applicable prospectus supplement, we will pay interest on a debt security on each interest payment date to the person in whose name the debt security is registered as of the close of business on the regular record date relating to the interest payment date.

     Unless we indicate differently in the applicable prospectus supplement, we will pay principal of and any premium on the debt securities at stated maturity, upon redemption or otherwise, upon presentation of the debt securities at the office of the applicable Trustee, as our paying agent, or at other designated places. Any other paying agent initially designated for the debt securities of a particular series will be named in the applicable prospectus supplement.

FORM, TRANSFERS AND EXCHANGES

     The debt securities of each series will be issued only in fully registered form, without interest coupons. Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issued in denominations of $1,000 each or multiples thereof.

     Subject to the terms of the applicable Indenture and the limitations applicable to global securities, you may exchange or transfer debt securities at the corporate trust office of the Trustee or at any other office or agency maintained by us for that purpose, without the payment of any service charge, except for any tax or governmental charge.

GLOBAL SECURITIES

     The debt securities of any series may be issued, in whole or in part, by one or more global certificates that will be deposited with the depositary identified in the applicable prospectus supplement.

     No global security may be exchanged in whole or in part for the debt securities registered in the name of any person other than the depositary for that global security or any nominee of that depositary unless:

     - the depositary is unwilling or unable to continue as depositary;

     - an Event of Default has occurred and is continuing; or

     - as otherwise provided in the applicable prospectus supplement.

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, or DTC, will act as depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be affected only through records maintained by DTC and its participants.

EVENTS OF DEFAULT

     Unless otherwise specified in the applicable prospectus supplement, an event of default ("Event of Default") occurs with respect to debt securities of any series if:

     - we do not pay any interest on any debt securities of the applicable series within 30 days of the due date (following any deferral allowed under the terms of the debt securities and elected by us);

     - we do not pay principal or premium, if any, on any debt securities of the applicable series at maturity;

     - we do not deposit any sinking fund payment when due by the terms of the applicable debt securities;

     - we default in the performance, or are in breach, of a covenant or warranty of the applicable Indenture, other than a covenant or warranty a default in whose performance or whose breach is elsewhere specifically dealt with or which expressly has been included in the applicable Indenture solely for the benefit of debt securities other than that series, and such default or breach continues for a period of 60 days after there has been given by registered or certified mail, to us by the applicable Trustee or to us and the applicable Trustee by the Holders of at least 25% of the principal amount of debt securities of the affected series, a written notice specifying such default or breach and requiring it to be remedied;

     - certain events of bankruptcy, insolvency, receivership or reorganization with respect to us occur; or

     - any other Event of Default provided with respect to debt securities of that series occurs.

     No Event of Default with respect to a series of debt securities necessarily constitutes an Event of Default with respect to the debt securities of any other series issued under the Indentures.

     Each Indenture requires us to file annually with the applicable Trustee an officers' certificate as to our compliance with all conditions and covenants under the applicable Indenture. Each Indenture provides that the applicable Trustee may withhold notice to the Holders of a series of debt securities of any default, except payment defaults on those debt securities, if it considers such withholding to be in the interest of the Holders of that series of debt securities.

     If an Event of Default occurs and is continuing with respect to any series of debt securities, then either the applicable Trustee or the Holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare the principal amount, or, if any debt securities of that series are Original Issue Discount Securities, that portion of the principal amount of those Original Issue Discount Securities as may be specified in the terms of those Original Issue Discount Securities, of all of the debt securities of that series to be due and payable immediately, by a notice in writing to us, and to the applicable Trustee if given by the Holders, and upon any such declaration that principal amount, or specified amount, plus accrued and unpaid interest, and premium, if any, will become immediately due and payable. Upon payment of that amount in the currency in which the debt securities are denominated (except as otherwise provided in the applicable Indenture or specified in the applicable prospectus supplement), all of our obligations in respect of the payment of principal of the debt securities of that series will terminate.

     After a declaration of acceleration has been made and before the Trustee has obtained a judgment or decree for payment of the money due on any series of debt securities, the Holders of not less than a majority in aggregate principal amount of the outstanding debt securities of that series, by written notice to us and the applicable Trustee, may rescind and annul the declaration and its consequences, subject to any terms or conditions specified in the applicable prospectus supplement.

     If an Event of Default results from bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of a series, or that portion of the principal amount of such debt securities as may be specified in the applicable prospectus supplement, will automatically become immediately due and payable.

     Subject to the provisions of each Indenture relating to the duties of the applicable Trustee, in case an Event of Default with respect to our debt securities of a particular series occurs and is continuing, the applicable Trustee will be under no obligation to exercise any of its rights or powers under that Indenture at the request, order or direction of any of the Holders of debt securities of that series, unless the Holders have offered to the applicable Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with such request or direction. Subject to the provisions for the indemnification of the applicable Trustee, the Holders of a majority in principal amount of our outstanding debt securities of that series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee under the applicable Indenture, or exercising any trust or power conferred on the applicable Trustee with respect to our debt securities of that series.

MERGER OR CONSOLIDATION

     Each Indenture provides that we may not consolidate with or merge or wind up into any other entity, whether or not we are the surviving corporation, and that we may not sell, assign, convey, transfer or lease our properties and assets substantially as an entirety to any Person, unless:

     - the corporation formed by the consolidation or into which we are merged, or the Person which acquires us or which leases our properties and assets substantially as an entirety, is an entity organized and existing under the laws of the United States of America or any State or territory of the United States or the District of Columbia, and expressly assumes, by supplemental indenture, the due and punctual payment of the principal, premium and interest on all the outstanding debt securities and the performance of all of our covenants under the applicable Indenture;

     - immediately after giving effect to such transaction, no Event of Default under the applicable Indenture, and no event which after notice or lapse of time or both would become an Event of Default, has happened and is continuing; and

     - all other conditions specified in the applicable prospectus supplement are met.

MODIFICATION OR WAIVER

     Without prior notice to or the consent of any Holders, we and the applicable Trustee may modify the applicable Indenture for any of the following purposes:

     - to evidence the succession of another entity to us and the assumption by that successor of our covenants and obligations under the applicable Indenture and under our debt securities issued thereunder in accordance with the terms of the applicable Indenture;

     - to add one or more covenants or other provisions for the benefit of the Holders of all or any series of debt securities, and if those covenants are to be for the benefit of less than all series, stating that those covenants are expressly being included solely for the benefit of that series, or to surrender any right or power conferred upon us;

     - to add any additional Events of Default for all or any series of debt securities, and if those Events of Default are to be applicable to less than all series, stating that those Events of Default are expressly being included solely to be applicable to that series;

     - to change or eliminate any provision of the applicable Indenture or to add any new provision to the applicable Indenture that does not adversely affect the interests of the Holders;

     - to provide security for the debt securities of any series or to provide that any of our obligations under the debt securities or the applicable Indenture shall be guaranteed and the terms and conditions for the release or substitution of the security or guarantee;

     - to supplement any of the provisions of the applicable Indenture to the extent necessary to permit or facilitate the defeasance and discharge of any series of debt securities, provided that any such action will not adversely affect the interests of the Holders of debt securities of that series or any other series of debt securities issued under the applicable Indenture in any material respect;

     - to establish the form or terms of debt securities of any series as permitted by the applicable Indenture;

     - to evidence and provide for the acceptance of appointment of a separate or successor Trustee with respect to one or more series of debt securities and to add to or change any of the provisions of the applicable Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; or

     - to cure any ambiguity, defect or inconsistency; to eliminate any conflict between the terms of the applicable Indenture and the debt securities issued thereunder and the Trust Indenture Act or to modify any other provisions with respect to matters or questions arising under the applicable Indenture that will not be inconsistent with any provision of the applicable Indenture; provided those other provisions do not adversely affect the interests of the Holders of our outstanding debt securities of any series created thereunder prior to such modification in any material respect.

     We and the applicable Trustee may, with some exceptions, amend or modify any Indenture with the consent of the Holders of at least a majority in aggregate principal amount of the outstanding debt securities of all series affected by the amendment or modification. However, no amendment or modification may, without the consent of the Holder of each outstanding debt security affected thereby:

     - change the stated maturity of the principal of or interest on any debt security (other than pursuant to the terms of the debt security), or reduce the principal amount, interest or premium payable or change the currency in which any debt security is payable, or impair the right to bring suit to enforce any payment;

     - reduce the percentages of Holders whose consent is required for any modification or waiver or reduce the requirements for quorum and voting under the applicable Indenture;

     - modify certain of the provisions in the applicable Indenture relating to supplemental indentures and waivers of certain covenants and past defaults; or

     - make any change that adversely affects the right to convert any convertible debt security or decrease the conversion rate or increase the conversion price of any convertible debt security.

     A modification which changes or eliminates any provision of an Indenture expressly included solely for the benefit of Holders of debt securities of one or more particular series or modifies the Holders' rights will be deemed not to affect the rights under the Indenture of the registered holders of debt securities of any other series.

     Each of the Indentures provides that the Holders of not less than a majority in aggregate principal amount of the then outstanding debt securities of any series, by notice to the relevant Trustee, may on behalf of the Holders of the debt securities of that series waive any default or Event of Default and its consequences under the applicable Indenture, except:

     - a continuing default or Event of Default in the payment of interest on, premium, if any, or the principal of, any such debt security held by a non-consenting Holder; or

     - a default in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding debt security of each series affected.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The applicable Indenture with respect to the debt securities of any series may be discharged, subject to the terms and conditions as specified in the applicable prospectus supplement when either:

     - all debt securities, with the exceptions provided for in the applicable Indenture, of that series have been delivered to the applicable Trustee for cancellation;

     - all debt securities of that series not theretofore delivered to the applicable Trustee for cancellation:

       - have become due and payable;

       - will become due and payable at their Stated Maturity within one year;
         or

       - are to be called for redemption within one year; or

     - certain events or conditions occur as specified in the applicable prospectus supplement.

     In addition, each series of debt securities may provide additional or different terms or conditions for the discharge or defeasance of some or all of our obligations as may be specified in the applicable prospectus supplement.

     If provision is made for the defeasance of debt securities of a series, and if the debt securities of that series are registered securities and denominated and payable only in U.S. dollars, then the provisions of each Indenture relating to defeasance will be applicable except as otherwise specified in the applicable prospectus supplement for debt securities of that series. Defeasance provisions, if any, for debt securities denominated in a foreign currency or currencies may be specified in the applicable prospectus supplement.

     At our option, either (1) we will be deemed to have been discharged from our obligations with respect to debt securities of any series, i.e., the "legal defeasance option," or (2) we will cease to be under any obligation to comply with certain provisions of the applicable Indenture with respect to certain covenants, if any, specified in the applicable prospectus supplement with respect to debt securities of any series, i.e., the "covenant defeasance option," at any time after the conditions set forth in the applicable prospectus supplement have been satisfied.

SENIOR DEBT SECURITIES

     The senior debt securities will be unsecured senior obligations and will rank equally with all other senior unsecured and unsubordinated debt. The senior debt securities will, however, be subordinated in right of payment to all of our secured indebtedness to the extent of the value of the assets securing that indebtedness. Except as provided in the Senior Indenture or specified in any authorizing resolution or supplemental indenture relating to a series of senior debt securities to be issued, no Senior Indenture will limit the amount of additional indebtedness that may rank equally with the senior debt securities or the amount of indebtedness, secured or otherwise, that may be incurred or preferred shares that may be issued by any of our subsidiaries.

SUBORDINATION

     If our assets are distributed upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of, premium, if any, and interest on any subordinated debt securities will be subordinated in right of payment, to the extent provided in the Subordinated Indenture and the applicable prospectus supplement, to the prior payment in full of all Senior Indebtedness, including senior debt securities. However, our obligation to pay principal of, and premium, if any, or interest on the subordinated debt securities will not otherwise be affected. Unless otherwise indicated in the applicable prospectus supplement, no payment on account of principal, premium, if any, sinking fund or interest may be made on the subordinated debt securities at any time when there is a default in the payment of principal, premium, if any, sinking fund, interest or certain other obligations on Senior Indebtedness. In addition, the prospectus supplement for any series of subordinated debt securities may provide that payments on account of principal, premium, if any, or interest in respect of the subordinated debt securities may be delayed or not paid under specified circumstances and periods. If, while we are in default on Senior Indebtedness, any payment is received by the Trustee under the Subordinated Indenture or the Holders of any of the subordinated debt securities before we have paid all Senior Indebtedness in full, the payment or distribution must be paid over to the Holders of the unpaid Senior Indebtedness or applied to the repayment of the unpaid Senior Indebtedness. Subject to paying the Senior Indebtedness in full, the Holders of the subordinated debt securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent that payments are made to the holders of Senior Indebtedness out of the distributive share of the subordinated debt securities.

     Due to the subordination, if our assets are distributed upon insolvency, some or all of our general creditors may recover more, ratably, than Holders of subordinated debt securities. The Subordinated Indenture or applicable supplemental indenture may state that its subordination provisions will not apply to money and securities held in trust under the satisfaction and discharge and the legal defeasance provisions of the Subordinated Indenture.

     If this prospectus is being delivered in connection with the offering of a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated by reference in it will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date. "Senior Indebtedness" with respect to any series of subordinated debt securities will have the meaning specified in the applicable prospectus supplement for that series.

CONVERSION RIGHTS

     The terms and conditions of any debt securities being offered that are convertible into our common shares will be set forth in a prospectus supplement. These terms will include the conversion price, the conversion period, provisions as to whether conversion will be mandatory, or at the option of the holder or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event that the debt securities are redeemed.

CORPORATE EXISTENCE

     Subject to the terms of the applicable Indenture, we will do or cause to be done all things necessary to preserve and keep in full force and effect our corporate existence, charter and statutory rights and franchises; provided, however, that we will not be required to preserve any right or franchise if we determine that the preservation thereof is no longer desirable in the conduct of our business.

GOVERNING LAW

     The Indentures and our debt securities will be governed by, and construed in accordance with, the law of the State of New York.

                          DESCRIPTION OF CAPITAL STOCK

     In this section, we describe the material features and rights of our capital stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to applicable Ohio law and our amended and restated articles of incorporation and code of regulations, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

OUR AUTHORIZED CAPITAL STOCK

     Our authorized capital stock consists of 100,000,000 common shares, without par value, and 195,000 preferred shares, without par value. As of August 13, 2002, there were (1) 29,744,790 common shares issued and outstanding, held by approximately 300 holders of record; and (2) no preferred shares issued and outstanding. In addition, the Hagedorn Partnership L.P. and certain other selling shareholders hold currently exercisable warrants to purchase up to 3,000,000 common shares exercisable in three 1,000,000 share tranches at exercise prices of $21, $25 and $29 per share, respectively.

COMMON SHARES

     Holders of our common shares are entitled to:

     - one vote for each share held;

     - receive dividends when and if declared by the board of directors from funds legally available therefor, subject to the rights of holders of our preferred shares, if any, and to restrictions contained in our long-term indebtedness; and

     - share ratably in our net assets, legally available to our shareholders in the event of our liquidation, dissolution or winding up, after provision for distribution to the holders of any preferred shares.

     Holders of our common shares have no preemptive, subscription, redemption, conversion or cumulative voting rights. Our outstanding common shares are, and the shares that may be issued upon any conversion will be, when issued, fully paid and nonassessable.

     Our common shares are listed on the New York Stock Exchange under the symbol "SMG."

PREFERRED SHARES

     Our amended and restated articles of incorporation authorize our board of directors to issue, without any further vote or action by our shareholders, subject to certain limitations prescribed by Ohio law and the rules and regulations of the New York Stock Exchange, up to an aggregate of 195,000 preferred shares in one or more classes or series. With respect to any classes or series, our board of directors may determine the designation and the number of shares, preferences, limitations and special rights, including dividend rights, voting rights, conversion rights, redemption rights and liquidation preferences. Absent a determination by the board of directors to establish different voting rights, holders of preferred shares are entitled to one vote per share on matters to be voted upon by the holders of common shares and preferred shares voting together as a single class. Ohio law also entitles the holders of preferred shares to exercise a class vote on certain matters.

ANTI-TAKEOVER EFFECTS OF ARTICLES OF INCORPORATION, CODE OF REGULATIONS AND THE OHIO GENERAL CORPORATION LAW

     There are provisions in our amended and restated articles of incorporation and code of regulations, and the Ohio Revised Code that could discourage potential takeover attempts and make attempts by shareholders to change management more difficult. These provisions could adversely affect the market price of our shares.

  CLASSIFIED BOARD OF DIRECTORS

     Our board of directors is divided into three classes, with three-year staggered terms. This classification system increases the difficulty of replacing a majority of the directors at any one time and may tend to discourage a third-party from making a tender offer or otherwise attempting to gain control of us. It also may maintain the incumbency of our board of directors. Under a recent revision to the Ohio General Corporation Law, shareholders may not remove any directors on a classified board of directors without cause.

  LIMITED SHAREHOLDER ACTION BY WRITTEN CONSENT

     The Ohio General Corporation Law requires that an action by written consent of the shareholders in lieu of a meeting be unanimous, except that the code of regulations may be amended by an action by written consent of holders of shares entitling them to exercise two-thirds of the voting power of the corporation or, if the articles of incorporation or code of regulations otherwise provide, such greater or lesser amount, but not less than a majority. This provision may have the effect of delaying, deferring or preventing a tender offer or takeover attempt that a shareholder might consider to be in its best interest.

  CONTROL SHARE ACQUISITION ACT

     The Ohio General Corporation Law provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must occur prior to any person's acquisition of an issuer's shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

     - one-fifth or more but less than one-third of such voting power;

     - one-third or more but less than a majority of such voting power;

     - a majority or more of such voting power.

     The Control Share Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Control Share Acquisition Act.

  MERGER MORATORIUM STATUTE

     Chapter 1704 of the Ohio Revised Code generally addresses a wide range of business combinations and other transactions (including mergers, consolidations, asset sales, loans, disproportionate distributions of property and disproportionate issuances or transfers of shares or rights to acquire shares) between an Ohio corporation and an "Interested Shareholder" who, alone or with others, may exercise or direct the exercise of at least 10% of the voting power of the corporation. The Merger Moratorium Statute prohibits such transactions between the corporation and the Interested Shareholder for a period of three years after a person becomes an Interested Shareholder, unless, prior to such date, the directors approved either the business combination or other transaction or approved the acquisition that caused the person to become an Interested Shareholder.

     Following the three-year moratorium period, the corporation may engage in the covered transaction with the Interested Shareholder only if:

     - the transaction receives the approval of the holders of two-thirds of all the voting shares and the approval of the holders of a majority of the voting shares held by persons other than an Interested Shareholder; or

     - the remaining shareholders receive an amount for their shares equal to the higher of the highest amount paid in the past by the Interested Shareholder for the corporation's shares or the amount that would be due to the shareholders if the corporation were to dissolve.

                            DESCRIPTION OF WARRANTS

     We may issue warrants to purchase debt securities, preferred shares or common shares. We may issue warrants independently or together with any other securities we offer pursuant to a prospectus supplement and the warrants may be attached to or separate from the securities. We will issue each series of warrants under a separate warrant agreement that we will enter into with a bank or trust company, as warrant agent. We will set forth additional terms of the warrants and the applicable warrant agreements in the applicable prospectus supplement.

     Each warrant will entitle the holder to purchase the principal amount of debt securities or the number of preferred shares or common shares at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. The exercise price may be subject to adjustment upon the occurrence of certain events, as set forth in the applicable prospectus supplement. After the close of business on the expiration date of the warrant, unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised shall be specified in the applicable prospectus supplement.

     The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered.

     - the title of the warrants;

     - the aggregate number of the warrants;

     - the price or prices at which the warrants will be issued;

     - the designation, aggregate principal amount and terms of the securities issuable upon exercise of the warrants and the procedures and conditions relating to the exercise of the warrants;

     - the designation and terms of any related securities with which the warrants will be issued, and the number of warrants that will be issued with each security;

     - the date, if any, on and after which the warrants and the related debt securities will be separately transferable;

     - the price at which the securities purchasable upon exercise of the warrants may be purchased;

     - the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

     - the maximum or minimum number of warrants which may be exercised at any time;

     - a discussion of the certain U.S. federal income tax considerations applicable to the exercise of the warrants; and

     - any other terms of the warrants and terms, procedures and limitations relating to the exercise of the warrants.

     Holders may exchange warrant certificates for new warrant certificates of different denominations, and may exercise warrants at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon the exercise and will not be entitled to payments of principal, premium or interest on the securities purchasable upon the exercise.

        DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

     We may issue stock purchase contacts representing contacts obligating holders to purchase from us and obligating us to sell to the holders a specified number of common shares or preferred shares at a future date or dates. The price per share of common shares or preferred shares may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts.

     The stock purchase contracts may be issued separately or as a part of units, often known as stock purchase units, consisting of a stock purchase contract and either of the following:

     - debt securities of our company, or

     - debt obligations of third parties, including U.S. Treasury securities, securing the holder's obligations to purchase our common shares or preferred shares under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vise versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing each holder's obligations under the original stock purchase contract.

     The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid securities. The description in the applicable prospectus supplement will not contain all of the information that you may find useful. For more information, you should review the stock purchase contracts, the collateral arrangements and the depositary arrangements, if applicable, relating to such stock purchase contracts or stock purchase units and, if applicable, the prepaid securities and the document pursuant to which the prepaid securities will be issued, which will be filed with the Securities and Exchange Commission promptly after the offering of such stock purchase contracts or stock purchase units and, if applicable, prepaid securities.

                              SELLING SHAREHOLDERS

     The following table sets forth the number of shares beneficially owned by each of the selling shareholders as of August 13, 2002. Each of the selling shareholders may be deemed to be an affiliate of Scotts. No estimate can be given as to the amount of our common shares that will be beneficially owned by the selling shareholders after completion of an offering because the selling shareholders may offer all, some or none of the common shares beneficially owned by them or that may hereafter be acquired by them upon the exercise of stock options. The shares described in this prospectus may be offered from time to time by the selling shareholders named below.

                                               NUMBER OF COMMON SHARES
                                      BENEFICIALLY OWNED BEFORE THE OFFERING(1)                         NUMBER OF COMMON
                                -----------------------------------------------------                     SHARES TO BE
                                                   SHARES                                              BENEFICIALLY OWNED
                                                 ACQUIRABLE                              MAXIMUM     AFTER THE SALE OF THE
                                   COMMON      UPON EXERCISE                            NUMBER OF        MAXIMUM NUMBER
                                   SHARES       OF OPTIONS/                  PERCENT      COMMON        OF COMMON SHARES
                                BENEFICIALLY      WARRANTS                      OF        SHARES     ----------------------
NAME OF BENEFICIAL OWNER           OWNED       WITHIN 60 DAYS     TOTAL      CLASS(2)   TO BE SOLD     NUMBER      PERCENT
------------------------        ------------   --------------   ----------   --------   ----------   -----------   --------
John Kenlon...................     135,000         118,142(3)      253,142        *         6,642       246,500         *
Kenlon family members
  c/o John Kenlon.............          --          60,000(3)       60,000        *        60,000            --        --
Hagedorn Partnership, L.P. ...   9,712,021(4)    3,000,000(4)   12,712,021    38.82%    1,533,358    11,178,663     34.14%

---------------

 * Less than 1%.

(1) Unless otherwise indicated, the beneficial owner has sole voting and dispositive power as to all common shares reflected in the table. All fractional common shares have been rounded to the nearest whole common share.

(2) The "Percent of Class" computation is based upon the sum of (i) 29,744,790 common shares outstanding on August 13, 2002, and (ii) the number of common shares as to which the named person has the right to acquire beneficial ownership upon the exercise of options or warrants exercisable within 60 days after August 13, 2002.

(3) Mr. Kenlon owns warrants to purchase 6,642 common shares. The Hagedorn Partnership, L.P., a Delaware limited partnership, has the right to vote, and a right of first refusal with respect to, our securities received by Mr. Kenlon and his children in connection with the Miracle-Gro merger in 1995 (135,000 common shares presently held by Mr. Kenlon and warrants to purchase an aggregate of 66,642 common shares, of which warrants to purchase 60,000 common shares are held by Mr. Kenlon's children). The Hagedorn Partnership has waived its right of first refusal in connection with the sale of common shares contemplated by this prospectus. Mr. Kenlon also holds currently exercisable options to purchase 111,500 common shares.

(4) Hagedorn Partnership owns 9,577,021 common shares and warrants to purchase 2,933,358 common shares, and has the right to vote, and a right of first refusal with respect to, Scotts' securities received by Mr. Kenlon and his children. See note (3) above. Mr. James Hagedorn, Ms. Katherine Hagedorn Littlefield, Mr. Paul Hagedorn, Mr. Peter Hagedorn, Mr. Robert Hagedorn and Ms. Susan Hagedorn are siblings, general partners of the Hagedorn Partnership and former shareholders of Stern's Miracle-Gro Products, Inc. The general partners share voting and dispositive power with respect to the securities held by the Hagedorn Partnership and those subject to the right to vote and right of first refusal in favor of the Hagedorn Partnership. Mr. James Hagedorn and Ms. Katherine Hagedorn Littlefield are directors of Scotts, and Mr. James Hagedorn is our President and Chief Executive Officer. Community Funds, Inc., a New York not-for-profit corporation, is a limited partner of the Hagedorn Partnership. Does not include 27,700 common shares held by Mr. James Hagedorn directly and 9,215 common share units that are allocated to his account and held by the trustee under our Retirement Savings Plan. Also does not include 2,232 common share equivalents that are attributable to Mr. James Hagedorn's account relating to common share units under The Scotts Company Executive Retirement Plan and currently exercisable options to purchase 320,000 common shares. Also excludes currently exercisable options to purchase 11,500 common shares held by Ms. Littlefield.

                              PLAN OF DISTRIBUTION

     The debt securities, preferred shares, common shares, warrants, stock purchase contracts and stock purchase units may be sold:

     - to or through underwriting syndicates represented by managing underwriters;

     - through one or more underwriters without a syndicate for them to offer and sell to the public;

     - through dealers or agents; or

     - to investors directly in negotiated sales or in competitively bid transactions.

     The prospectus supplement for each series of securities we or the selling shareholders sell will describe that offering, including:

     - the name or names of any underwriters;

     - the purchase price and the proceeds to us or the selling shareholders from that sale;

     - any underwriting discounts and other items constituting underwriters' compensation;

     - any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

     - any securities exchanges on which the securities may be listed.

UNDERWRITERS

     If underwriters are used in the sale, we and the selling shareholders, as applicable, will execute an underwriting agreement with those underwriters relating to the securities that we or the selling shareholders will offer. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions. The underwriters will be obligated to purchase all of the offered securities if any are purchased.

     The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us or the selling shareholders, as the case may be, in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of the offered securities for whom they act as agent. Underwriters may sell the offered securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     We also may sell the securities in connection with a remarketing upon their purchase, in connection with a redemption or repayment, by a remarketing firm acting as principal for its own account or as our agent. Remarketing firms may be deemed to be underwriters in connection with the securities that they remarket.

     We may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us, at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

AGENTS

     We and the selling shareholders may also sell any of the securities through agents designated by us and/or the selling shareholders, as the case may be, from time to time. We and/or the selling shareholders, as the case may be, will name any agent involved in the offer or sale of the securities and will list commissions payable by us and/or the selling shareholders, as the case may be, to these agents in the applicable prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we and/or the selling shareholders, as the case may be, state otherwise in the prospectus supplement.

DIRECT SALES

     We and the selling shareholders may sell any of the securities directly to purchasers. In this case, we and/or the selling shareholders, as the case may be, will not engage underwriters or agents in the offer and sale of these securities.

INDEMNIFICATION

     We and the selling shareholders may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act of 1933, and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

NO ASSURANCE OF LIQUIDITY

     The securities offered hereby may be a new issue of securities with no established trading market. Any underwriters that purchase securities from us may make a market in these securities. The underwriters will not be obligated, however, to make a market and may discontinue market-making at any time without notice to holders of the securities. We cannot assure you that there will be liquidity in the trading market for any securities of any series.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio.

                                    EXPERTS

     The financial statements of The Scotts Company incorporated into this prospectus by reference to the Current Report on Form 8-K dated June 24, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                           INCORPORATION BY REFERENCE

     We are "incorporating" certain documents into this prospectus by reference, which means that we are disclosing important information to you by referring to documents that contain such information. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below that we have previously filed with the SEC:

     - our Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (including information specifically incorporated by reference into our Form 10-K from our 2001 Annual Report to Shareholders and proxy statement for our 2002 annual meeting of shareholders);

     - our Quarterly Report on Form 10-Q/A dated June 5, 2002, for the fiscal quarter ended December 29, 2001;

     - our Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2002;

     - our Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2002;

     - our Current Report on Form 8-K filed with the SEC on January 30, 2002;

     - our Current Report on Form 8-K filed with the SEC on June 24, 2002, which amends certain items in our Form 10-K for the fiscal year ended September 30, 2001, to reflect retroactively the disclosures and presentations required by accounting pronouncements initially adopted by Scotts in our fiscal year beginning October 1, 2001; and

     - our proxy statement for our 2002 annual meeting of shareholders, as filed with the SEC on December 20, 2001.

Later information that we file with the SEC will update and/or supersede this information. We are also incorporating by reference all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of the debt securities, preferred shares, common shares, warrants, stock purchase contracts and/or stock purchase units. Information furnished under Item 9 of any of our Current Reports on Form 8-K is not incorporated by reference in this prospectus and registration statement. We furnished information under Item 9 of our Current Report on Form 8-K to the SEC on August 9, 2002.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are required to comply with the reporting requirements of the Securities Exchange Act of 1934 and must file annual, quarterly and other reports with the SEC. We are also subject to the proxy solicitation requirements of the Securities Exchange Act of 1934 and, accordingly, will furnish audited financial statements to our shareholders in connection with our annual meetings of shareholders.

     Any statements made in this prospectus concerning the contents of any contract, agreement or other document constitute summaries of the material terms thereof and are not necessarily complete summaries of all of the terms. Some of these documents have been filed as exhibits to our periodic filings with the SEC. Our periodic reports and other information filed with the SEC may be inspected without charge at the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of filed documents by mail from the public reference section of the SEC at Room 1024, 450 Fifth Avenue, N.W., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filed documents are also available to the public on the SEC's website at http://www.sec.gov. In addition, we post our filed documents on our website at http://www.scotts.com, and they are available to be downloaded or printed free of charge. The information on our website is not part of this prospectus or any prospectus supplement.

     Copies of documents incorporated in this prospectus by reference or other documents referred to in this prospectus may be obtained upon oral or written request without charge by contacting The Scotts Company, 14111 Scottslawn Road, Marysville, Ohio 43041, Attention: Treasurer, (937) 644-0011.

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                                4,500,000 SHARES

                               THE SCOTTS COMPANY

                                 COMMON SHARES

                                 [SCOTTS LOGO]

                                  ------------

                             PROSPECTUS SUPPLEMENT

                                          , 2002

                                  ------------

                              SALOMON SMITH BARNEY
                                    JPMORGAN
                         BANC OF AMERICA SECURITIES LLC
                           CREDIT SUISSE FIRST BOSTON

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